As confidentially submitted to the Securities and Exchange Commission on June 8, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SKYWARD SPECIALTY INSURANCE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6331 (Primary Standard Industrial Classification Code Number)	14-1957288 (I.R.S. Employer Identification Number)
800 Gessner Road, Suite 600
Houston, TX 77024-4284
(713) 935-4800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andrew Robinson
Chief Executive Officer
Skyward Specialty Insurance Group, Inc.
800 Gessner Road, Suite 600
Houston, TX 77024-4284
(713) 935-4800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael Murphy Patrick J. O’Malley DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 (212) 335-4500	Marc D. Jaffe Erika L. Weinberg Adam V. Johnson Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)
Includes offering price of any additional shares that the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated June 8, 2022
         Shares
Skyward Specialty Insurance Group, Inc.
Common Stock

This is an initial public offering of shares of common stock of Skyward Specialty Insurance Group, Inc. We are offering           shares of common stock. The selling stockholders identified in this prospectus are offering an additional           shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $      and $      . We have applied to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SKWD.”
We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Skyward Specialty Insurance Group, Inc.(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
See the section entitled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on           , 2022.
Barclays	Keefe, Bruyette & Woods A Stifel Company

Prospectus dated                 , 2022.

You should rely only on the information contained in this prospectus and any free writing prospectus that we may provide to you in connection with this offering. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different information or to make any other representations, and we, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where it is lawful to do so. Neither we, the selling stockholders nor any of the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

TRADEMARKS
Our material registered and unregistered trademarks include: Skyward Specialty Insurance Group, Inc.™, SkyDrive™ and SkyHigh™. All other trademarks, trade names and service marks appearing in this prospectus or the documents incorporated by reference herein are the property of their respective owners. Use or display by us of other parties’ trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owner. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.
MARKET, INDUSTRY AND OTHER DATA
We use market and industry data, forecasts and projections throughout this prospectus. We have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. Notwithstanding the foregoing, we believe the market and industry data, forecasts and projections used throughout this prospectus to be reliable as of the date hereof. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. The market and industry data used in this prospectus involve risks and uncertainties that are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.
The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:
A.M. Best, Expanding Opportunities Boost Surplus Lines Growth and Spur Improved Operating Profits, dated September 16, 2021.
USE OF NON-GAAP FINANCIAL INFORMATION
This prospectus contains certain financial measures and ratios that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We refer to these measures as “non-GAAP financial measures.” We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We have chosen to exclude the net impact of the Loss Portfolio Transfer (“LPT”), all development on reserves fully or partially covered by the LPT, and reinsurance recoveries under the LPT in certain non-GAAP metrics, where noted below, as the business subject to the LPT is not representative of our continuing business strategy. The business subject to the LPT is related to policy years 2017 and prior, was generated and managed under prior leadership, and has either been exited or substantially repositioned during the reevaluation of our portfolio. See the section entitled “Business — Our Business” for more details. We consider these non-GAAP financial measures to be useful metrics for our management and investors to facilitate operating performance comparisons from period to period.
The non-GAAP financial measures we use herein are defined by us as follows:
Underwriting income (loss).   We define underwriting income (loss) as income (loss) before income taxes excluding net investment income, net realized and unrealized gains and losses on investments, impairment charges, interest expense, amortization expense and other income and expenses.
Adjusted loss ratio.   We define adjusted loss ratio as the ratio of losses and loss adjustment expenses (“LAE”), excluding losses and LAE related to the LPT agreement and all development on reserves fully or partially covered by the LPT agreement, to net earned premiums.
Adjusted combined ratio.   We define adjusted combined ratio as the sum of the adjusted loss ratio and the expense ratio.

ii

Adjusted operating income (loss).   We define adjusted operating income (loss) as net income excluding the impact of the LPT and all development on reserves fully or partially covered by the LPT and reinsurance recoveries under the LPT, net realized and unrealized gains or losses on investments, goodwill impairment charges and other income and expenses.
Adjusted return on equity.   We define adjusted return on equity as adjusted operating income as a percentage of average beginning and ending stockholders’ equity, plus any temporary equity, during the applicable period.
Tangible stockholders’ equity.   We define tangible stockholders’ equity as stockholders’ equity, plus any temporary equity, during the applicable period less goodwill and intangible assets.
Return on tangible equity.   We define return on tangible equity as net income as a percentage of average beginning and ending tangible stockholders’ equity during the applicable period.
Adjusted return on tangible equity.   We define adjusted return on tangible equity as adjusted operating income as a percentage of average beginning and ending tangible stockholders’ equity during the applicable period.
While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered supplemental in nature and is not meant to be a substitute for revenue or net income, in each case as recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. For more information regarding these non-GAAP financial measures and a reconciliation of such measures to comparable GAAP financial measures, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures.”
In addition to the non-GAAP financial measures defined above, we also refer to the following metrics throughout this prospectus, as defined below:
Net retention, expressed as a percentage, is the ratio of net written premiums to gross written premiums.
Loss ratio, expressed as a percentage, is the ratio of losses and LAE to net earned premiums.
Expense ratio, expressed as a percentage, is the ratio of underwriting, acquisition and insurance expenses less commission and fee income to net earned premiums. In certain instances, fee income relates to business placed with other insurers as part of our packaged solution.
Combined ratio is the sum of loss ratio and expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100% indicates an underwriting loss.
Return on equity is net income as a percentage of average beginning and ending stockholders’ equity, plus any temporary equity, during the applicable period.

iii

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “Skyward Specialty,” “we,” “us” and “our” refer to Skyward Specialty Insurance Group, Inc. together with its consolidated subsidiaries. References to the “selling stockholders” refer to the selling stockholders named in this prospectus.
Skyward Specialty Insurance Group, Inc.
Who We Are
We are a growing specialty insurance company delivering commercial property and casualty (“P&C”) products and solutions on a non-admitted (or excess and surplus (“E&S”)) and admitted basis, predominantly in the United States. We focus our business on markets that are underserved, dislocated and/or for which standard insurance coverages are insufficient or inadequate to meet the needs of businesses, including our customers and prospective customers operating in these markets. Our customers typically require highly specialized, customized underwriting solutions and claims capabilities. As such, we develop and deliver tailored insurance products and services to address each of the niche markets we serve.
Our portfolio of insured risks is highly diversified — we insure customers operating in a wide variety of industries; we distribute through multiple channels; we write multiple lines of business, including general liability, excess liability, professional liability, commercial auto, group accident and health, property, surety and workers’ compensation; we insure both short and medium duration liabilities; and our business mix is balanced between E&S and admitted markets. All of these factors enable us to respond to market opportunities and dislocations by deploying capital where we believe we can consistently earn attractive risk-adjusted returns. We believe this diversification, combined with our underwriting and claims expertise, will produce strong growth and consistent profitability across P&C insurance pricing cycles.
We seek to lead in our chosen market niches and establish sustainable competitive positions in these markets. The following key elements underpin our strategy and approach to our business:
1.
Providing differentiated products, services and solutions that meet the unique needs of our target markets;

2.
Attracting and retaining exceptional underwriting and claims talent and incentivizing our professionals in a manner that aligns with our organization and corporate goals;

3.
Amplifying the expertise of our people with advanced technology and analytics that enable superior risk selection, pricing and claims management;

4.
Empowering our underwriting and claims teams with considerable authority to make decisions and apply their expertise; and

5.
Fostering a culture that promotes nimbleness and responsiveness to market opportunities and dislocation.

We refer to this strategy as “Rule Our Niche” and it forms the basis of our approach to building a strong defensible market position, creating a competitive moat, and winning in our chosen markets. We believe that the principles underlying our strategy are key to achieving and sustaining best-in-class underwriting results through P&C insurance pricing cycles. We consistently strive for excellence in risk selection, pricing, and claims outcomes, and to amplify these critical functions with the use of advanced technology and analytics.
We are led by an entrepreneurial executive management team with decades of insurance leadership experience spanning multiple aspects of the global P&C industry. Our leadership is supported by an experienced team with a broad skillset and aligned around our strategy. We believe our high-quality leadership and underwriting and claims teams, technology DNA, advanced analytics capabilities, diversified book of business, and strong competitive position in each of our chosen market niches position us to continue to profitably grow our business. We aim to deliver long-term value for our shareholders by generating best-in-class underwriting profitability and book value per share growth across P&C market cycles.
For the three months ended March 31, 2022, we wrote $282.6 million in gross written premiums and had a combined ratio and an adjusted combined ratio of 91.9%. At March 31, 2022, our stockholders’ equity was $428.6 million. For the three months ended March 31, 2022, we generated $16.3 million and $19.8 million of net income and adjusted operating income, respectively, a 15.3% and 18.5% annualized return on equity and annualized adjusted return on equity, respectively and a 19.4% and 23.6% annualized return on tangible equity and annualized adjusted return on tangible equity, respectively.
For the year ended December 31, 2021, we wrote $939.9 million in gross written premiums, had a combined ratio of 97.8% and an adjusted combined ratio of 94.6%, and our stockholders’ equity was $426.1 million at year end, an increase of 8.3% compared to the prior year period. For the year ended December 31, 2021, we generated $38.3 million and $36.1 million of net income and adjusted operating income, respectively, a 9.4% and 8.8% return on equity and adjusted return on equity, respectively and a 11.9% and 11.2% return on tangible equity and adjusted return on tangible equity, respectively. For a reconciliation of adjusted combined ratio to combined ratio, adjusted operating income to net income, adjusted return on equity to return on equity, return on tangible equity to return on equity, and adjusted return on tangible equity to return on equity, see the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Reconciliation of Non-GAAP Financial Metrics.”
Our Business
We have one reportable segment through which we offer a broad array of insurance coverages to a number of market niches. In order to provide a clear overview of this segment, we provide a presentation of our eight distinct underwriting divisions. Each of the underwriting divisions has dedicated underwriting leadership supported by high-quality technical staff with deep experience in their respective niches. We believe this structure and expertise allow us to serve the needs of our customers effectively and be a value-add partner to our distributors, while earning attractive risk-adjusted returns.
The following chart represents our gross written premiums by underwriting division for the year ended December 31, 2021.

Transactional E&S
$28.0 mm 2021 GWP
Primary and excess non-catastrophe prone property and general liability solutions
Accident & Health
$112.1 mm 2021 GWP
Medical stop loss solutions targeting organizations with less than 2,500 employees
Surety
$51.8 mm 2021 GWP
Contract and commercial surety solutions provided to a range of trade and services organizations requiring bonding
Captives
$87.8 mm 2021 GWP
Group Captive solutions for companies seeking to self-insure
Industry Solutions
$220.0 mm 2021 GWP
Multi-line coverage solutions provided for companies serving the Construction, Energy and Specialty Trucking industries
Global Property
$167.9 mm 2021 GWP
E&S property-only solutions to large multi-jurisdictional entities with complex property exposures
Programs
$140.3 mm 2021 GWP
Program administrators possessing competitive advantages writing multi-line coverages focused on certain markets that align with our expertise and strategy
Professional Lines
$60.0 mm 2021 GWP
Primary and excess claims-made liability products within Management Liability, Professional Liability and Allied Health
Exited Business
$72.0 mm 2021 GWP
Business that no longer fit our underwriting strategy including: monoline workers' compensation, select programs, and other professional and general liability lines
3%
12%
6%
9%
23%
18%
15%
6%
8%
SKYWARD
SPECIALTY INSURANCE
$939.9 mm
2021 GWP

Accident & Health:   Our Accident & Health (“A&H”) underwriting division provides medical stop loss solutions targeting organizations with less than 2,500 employees that are actively seeking to take control of their healthcare costs by self-insuring a portion of their healthcare insurance. We write these products on an admitted basis and distribute primarily through retail brokers and wholesale broker partners.
Captives:   Our Captives underwriting division provides group captive solutions by drawing on our underwriting and claims expertise from other underwriting divisions to create group captives for companies seeking to self-insure. Our Captive underwriting division writes property, general liability, commercial auto, excess liability, and workers’ compensation lines of business on an E&S and an admitted basis. We often administer this business through partnerships with third-party captive managers.
Global Property:   Our Global Property underwriting division provides property-only solutions to large multi-jurisdictional entities with complex property exposures. The business is written entirely on an E&S basis. We distribute this product through retail brokers and select wholesale brokers.
Professional Lines:   Our Professional Lines underwriting division includes three underwriting units: Management Liability, Professional Liability, and Allied Health. Professional Liability and Allied Health provide E&S primary and excess claims-made liability products distributed exclusively through wholesale brokers, while our Management Liability unit provides both E&S and admitted products distributed through both wholesale and retail brokers.
Programs:   Our Programs underwriting division partners with program administrators who typically possess a competitive advantage (owing to their scale in a particular market niche and/or proprietary technology) that we believe would be difficult for us to replicate on our own. The combination of our underwriting and claims expertise with their scale and/or technology creates a more powerful partnership than either party could present to the market on its own. Our Programs underwriting division writes property, general liability, commercial auto, excess liability, and workers’ compensation lines of business on an E&S and an admitted basis.
Industry Solutions:   Our Industry Solutions underwriting division includes three underwriting units that each provide multiple coverages to the businesses they serve: Construction, Energy and Specialty Trucking. Coverages include general liability, excess liability, commercial auto, workers’ compensation, and inland marine. Our Construction and Energy underwriting units write principally on an admitted basis, while our Specialty Trucking unit writes on an E&S basis. We distribute these products through retail agents and brokers and a select network of wholesalers.
Surety:   Our Surety underwriting division provides contract and commercial surety solutions to a range of trade and services organizations requiring bonding. We principally focus on small-to medium-sized enterprises with aggregate bond programs up to $50 million. Within our Surety underwriting division, we distribute admitted-only products through retail agents and brokers.
Transactional E&S:   Our Transactional E&S underwriting division provides primary and excess non-catastrophe prone property and general liability solutions, with particular emphasis on risks that are considered hard to place because of the complexity of the underlying exposure, loss history, and/or limited operating history (i.e., start up and newer businesses). We access the market in this division exclusively through wholesale brokers.

Our gross written premiums for each of our underwriting divisions for the years ending December 31, 2021 and 2020 are as follows:
Total Gross Written Premiums For the years ended December 31,
($ in thousands)	2021	% of Total	2020	% of Total
Industry Solutions	$219,973	23.4%	$176,177	20.2%
Global Property	167,887	17.9%	155,027	17.7%
Programs	140,283	14.9%	119,479	13.7%
Accident & Health	112,146	11.9%	94,616	10.8%
Captives	87,836	9.3%	58,722	6.7%
Professional Lines	59,992	6.4%	28,816	3.3%
Surety	51,792	5.5%	13,176	1.5%
Transactional E&S	27,997	3.0%	2,318	0.3%
Total continuing business	$867,906	92.3%	$648,331	74.2%
Exited business	71,953	7.7%	225,282	25.8%
Total gross written premiums	$939,859	100.0%	$873,613	100.0%
Within every underwriting division, our actions are intentional to “Rule Our Niche.” We aim to innovate constantly, and our actions are specific to each of our divisions and the markets we serve. Some notable highlights are:
•
SkyDrive:   Within our Specialty Trucking underwriting unit, we developed the award-winning, proprietary SkyDrive underwriting and risk management portal for our underwriters, brokers, and insureds to address a market that has been disrupted for some time due to the loss experience of certain incumbent carriers operating in the market. Our portal synthesizes real-time intelligence on driver and fleet history, safety, and performance, utilizing telematics and other data from a variety of sources. We believe the portal significantly increases the power of our risk selection, underwriting, risk management and claims decision-making. Given the success of SkyDrive, we have started to deploy components of SkyDrive across our commercial auto exposures in other underwriting divisions as well.

•
Quick-Strike:   Across all of our commercial auto lines, we utilize an innovative “quick strike” response to claims events. We seek to have an experienced investigator at the scene of an accident within two hours of the event, regardless of the location, to access, and if appropriate, to resolve quickly any third-party claims.

•
Accident & Health Artificial Intelligence:   Within our Accident & Health underwriting division, we have deployed the use of big data to circumvent or augment data collection and account profiling, particularly for smaller accounts (those with less than 250 lives) for which we believe efficient data capture and data fidelity is critical to the underwriting process. We utilize artificial intelligence to facilitate risk scoring to augment underwriter analysis for risk selection and pricing.

•
Cannabis Industry:   As part of our focus on underserved markets, we identified the cannabis industry as a market niche not sufficiently served by the P&C insurance industry. In property and general liability lines, we elected to partner with a technology-forward program administrator with specific capabilities for the cannabis industry. We subsequently developed and launched cannabis specific professional and executive liability products we offer directly to our wholesale partners, and then further developed and launched cannabis specific commercial surety products. We identified, evaluated, and launched products across these underwriting divisions in less than six months. We believe we have one of the market leading product offerings for cannabis, one of the fastest growing industries in the United States as measured by sales and job creation.

•
Construction Captive:   Together with our distribution partners for our Construction underwriting unit, we identified an opportunity to leverage our market leading experience and capabilities in a particular specialty contractor segment. We subsequently developed and launched an innovative captive solution for this segment which is offered side-by-side with our traditional guaranteed cost product. As a result, we have significantly broadened the portion of this market we can serve while leveraging our existing underwriting, claims and analytic expertise.
•
Commercial Flood:   Within our Programs underwriting division, and in partnership with an insurance technology company, we introduced an innovative commercial flood product that we believe is unique in the market. The partnership brings together Skyward Specialty’s deep expertise analyzing and underwriting the property risks with the advanced high definition data and technology capabilities of our partner, to address the growing risks and coverage need of commercial property owners.

In addition to the underwriting divisions listed above (which we refer to as our “continuing business”), in the year ended December 31, 2021, and prior, we wrote premiums in certain markets and lines of business that we have since exited and placed into run-off following a determination that they did not fit our “Rule Our Niche” strategy. For example, in the year ended December 31, 2020, we initiated a review of our business lines leading to our exiting specialty workers’ compensation, lawyers’ professional liability, automobile dealers programs, insurance agents and brokers professional liability, title agents professional liability, commercial auto for the timber industry and liability solutions for the hospitality industry. We refer to these lines and businesses, along with others we previously exited, as our “exited business.” Gross written premiums in “exited business” was $2.8 million and $37.8 million for the three months ended March 31, 2022 and 2021, respectively, representing 1.0% and 15.9% of our total gross written premiums for each of these periods. Gross written premiums in “exited business” was $72.0 million and $225.3 million for the years ended December 31, 2021 and 2020, respectively, representing 7.7% and 25.8% of our total gross written premiums for each of these years.
The distribution and growth of gross written premiums between exited business and continuing business for the years ended December 31, 2020 and December 31, 2021 are shown below ($ in millions).

Continuing Business
Exited Business
$873.6
$225.3
$648.3
7.6%
Total GWP
33.9%
Continuing GWP
$939.9
$72.0
$867.9
2020
2021

The following graphic depicts the percentage distribution of gross written premiums for continuing business by line of business for the year ended December 31, 2021.

The following charts outline the percentage of gross written premiums for continuing business on an admitted and non-admitted basis, by duration of risk (Short Tail, which is generally less than two years versus Medium Tail, which is generally greater than two years), and by distribution source for the year ended December 31, 2021.
We believe that our claims operations are a key competitive differentiator. Aligning with our focus on specific customer segments and niches, our claims management teams are highly specialized to ensure that they can apply their expertise in handling claims for each niche we serve. Our claims operations are primarily staffed by Skyward Specialty employees, allowing us to maintain full control of the claims-handling process, meet our high-quality standards, and manage our losses and LAE. During the year ended December 31, 2021, we handled 75.9% of our claims in-house, measured as a percentage of gross reported losses. In the limited instances where we do not handle claims in-house, we utilize claims adjusters through a third-party administrator (“TPA”). Specifically, we utilize these TPAs for a select set of captives and programs for which the TPA possesses specific expertise that we would not seek to replicate. We also utilize these TPAs for the workers’ compensation line of business, given the specific geographical knowledge that is required to adjudicate these claims.
We strategically purchase reinsurance from third parties which enhances our business by protecting capital from severity events (either large single event losses or catastrophes) and volatility in our earnings. As of March 31, 2022, 98.6% of our reinsurance recoverables were either derived from reinsurers rated “A-” (Excellent) by A.M. Best, or better, or were collateralized for our reinsurance recoverable by the reinsurer, with an additional 0.4% of the March 31, 2022 balance collateralized in April 2022. We treat our reinsurers as long-term partners. As such, we target underwriting profitability on a gross basis before utilization of reinsurance to ensure consistent support from our reinsurance partners and to protect ourselves from changes in the reinsurance market. Our reinsurance includes quota share, facultative, and excess of loss coverages. Based upon our modeling, it would take an event beyond our 1 in 250-year Probable Maximum Loss (“PML”) to exhaust our $32.0 million property catastrophe coverage. Additionally, we seek to expose no more than 3.0% of our stockholders’ equity to a catastrophic loss that is less than a 1 in 250-year event.

We believe a strong balance sheet is foundational to our ability to deliver superior financial performance and returns as it underpins our distribution partners’ and customers’ confidence in our business. Our insurance liabilities consist of losses and LAE reserves including cost of claims reported to us (“case reserves”) and estimates of cost of claims that have been incurred but not yet reported (“IBNR”). To illustrate our reserve strength, our net IBNR reserves as a percentage of total net losses and LAE reserves was 60.0% as of December 31, 2021, up from 57.3% as of December 31, 2020. A centerpiece of our strong balance sheet is our rigorous reserving practices designed and overseen by experienced claims professionals and actuaries. Since 2020, we have focused on materially strengthening both the quality of our claims team and the processes and guidelines by which case reserves are set and managed. In this regard, our entire claims team works diligently to identify and recognize loss exposures as early as possible in the claims-handling process. For example, our reserving guidelines direct our adjusters to use their best estimate to set liability reserves to an expected ultimate loss within 90 days of first notice of loss.
Similarly, we have invested considerably in our actuarial team, increasing the number of members of our actuarial team by fifty percent (50%) since January 1, 2020. The actuarial team has monthly meetings with each of the underwriting divisions and our claims professionals, to discuss trends inclusive of, loss frequency, severity, rate and retention by class and line of business. Additionally, we put in place rigorous risk oversight measures including the formation of a reserve committee that meets twice a quarter. We measure each of the key loss metrics by policy year against prior policy years at the same development ages to ensure the business is performing as expected.
Additionally, in 2020, we entered into a LPT agreement covering policy years 2017 and prior to limit our exposure to potential loss reserve development on the covered business produced during those years. The LPT agreement covers the majority of our exited business. This protection has allowed our management team to focus on our continuing business which we believe provides the best path for continued profitable growth. The following graphic depicts the Loss Ratios, Expense Ratios and Combined Ratios for the year ended December 31, 2021 versus December 31, 2020 on a reported and adjusted basis. See the section entitled “Business — Reserves” for additional information on the LPT agreement.

Loss Ratio
Expense Ratio
110.3%
26.4%
83.9%
96.4%
26.4%
70.0%
97.8%
26.9%
70.9%
94.6%
26.9%
67.7%
2020
2020 Adjusted(1)
2021
2021 Adjusted

(1)
Non-GAAP financial measure. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measures in accordance with GAAP.

We believe our recent underwriting results begin to highlight the impact these initiatives have had on our business and positioning us to deliver consistently attractive underwriting results across P&C market cycles.
We complement our strong reserve position with a conservative investment portfolio overseen by our Investment Committee. Our portfolio is mainly comprised of cash and cash equivalents and investment-grade fixed-maturity securities, supplemented by additional investments that fit our risk appetite, principally higher yielding direct lending strategies and equities. Other investments, while typically not rated securities, are generally lower volatility fixed income loans and securities that we believe provide us with risk-adjusted returns above what is achievable in liquid investment grade markets. We call this part of our investment portfolio Opportunistic Fixed Income. Our fixed maturity securities, including both fixed income and opportunistic fixed income, together comprising 61.3% of our total investments and cash as of March 31, 2022, had a weighted average effective duration of 2.7 years as of March 31, 2022, and an average fixed income credit rating of “AA” (Standard & Poor’s) as of March 31, 2022.
We seek to maintain an “A-” (Excellent) or better financial strength rating with A.M. Best, which we carry today with a stable outlook. This is the fourth highest of 16 ratings assigned by A.M. Best to insurance companies. Maintaining a strong rating from A.M. Best helps us demonstrate our financial strength to policyholders and distribution partners, which we believe is a critical factor in the decision to purchase insurance.
Our Competitive Strengths
We believe that our competitive strengths include:
Focus on profitable niches of the market that require technical underwriting and claims management as barriers to entry.
We believe that the niche areas of the commercial lines P&C markets we have selected are a highly attractive subset of the P&C insurance market and present an opportunity to generate attractive risk-adjusted returns. We actively target markets that are underserved, dislocated or for which standard, commoditized products are insufficient or inadequate to meet the needs of our customers. The unique characteristics of the risks within our core markets require each account to be efficiently and individually underwritten, in order for us to generate an acceptable, sustainable underwriting profit. Many carriers have chosen to reject businesses that they deem to be too complex, or that requires thoughtful individual underwriting; or, alternatively, have focused on simple small account risks for which more automated underwriting can be effective. Instead, we have chosen to build our underwriting divisions around deeply experienced underwriters who we empower with appropriate authority to make underwriting decisions. This structure enables us to offer innovative and unique products and solutions to our distribution partners and customers, regardless of how challenging or complex a risk may be. Further, we augment our underwriters’ experience with data and predictive analytics that are intended to differentiate risk selection and pricing decision-making while enhancing efficiency.
Highly skilled underwriters.
We focus on hiring underwriting and technical staff who help differentiate our company through their expertise and experience. Our underwriting teams are knowledgeable, experienced, and empowered — characteristics which are critical to operate successfully in the markets we serve, especially since many of the risks we underwrite are particularly difficult to automate. We do not impose strict underwriting rules (i.e., we are not “box” underwriters), but rather allow our professionals the freedom to use their expertise and judgment when evaluating and pricing risks. Simply put, we give our people the tools and appropriate authority to make decisions and do what they do best — profitably underwrite complex risks.
Superior claims staff and operations.
We have cultivated a best-in-class and highly specialized team of claims professionals who are highly knowledgeable about the niches we serve and lines of business we write. Our claims professionals systematically address first party claims with fair and equitable solutions and third-party claims with holistic and comprehensive responses, in each case seeking to ensure consistent and early loss recognition of indemnity and LAE.

When a claim is reported, we respond quickly, with specialized adjusters, who are armed with expertise, advanced technology and analytics, to assist them in the claims resolution process. We embed technology deeply into our claims process and leverage our technology-enabled platform and tools from first notice of loss to investigation to settlement. Our analytics capabilities used by our senior leadership and claims teams include real-time, detailed information on open claims and benchmarks against closed claims. We believe that our industry expertise, nimble culture, and technology-embedded claims processes enables us to reach fair and appropriate claims outcomes for our customers.
Superior business intelligence platform.
SkyBI, our business intelligence platform, focuses on providing our senior leadership, as well as our technical teams, with real-time intelligence to drive superior decision making. SkyBI reflects the best practices our management team has learned from its extensive experience across the P&C insurance and technology sectors. We developed SkyBI, our single, comprehensive enterprise-wide data repository, as our foundation for reporting, business intelligence, analytics, and other advanced data capabilities. It provides our organization information and performance metrics across the Company in an easy-to-consume visualized format. The data can be filtered by many categories, including distributor, customer segment, line of business, specific industry, individual underwriter, and specific risk feature among others. SkyBI aids in establishing clear line of sight to objectives as well as facilitating our decision-making processes.
Advanced technology and new risk data for underwriting and claims.
We fundamentally believe that every underwriting and claims decision can be augmented with the use of new types of risk data and advanced technology. While our underwriting decisions are backed by reliable historical data and in-depth evaluation of risks resulting from intentional investment in data collection and processing capabilities, we amplify our underwriting and claims prowess by combining this data with new forms of risk data and predictive analytics. Examples of our utilization of technology include our use of SkyDrive in our Specialty Trucking unit and deployment of data collection and analytics in our A&H line described in the section entitled “Business — Our Business.”
Diversified business that allows us to respond to, and capitalize on, changes in market conditions across P&C cycles.
We have been successful in building a diversified group of underwriting divisions. We aim to evolve with, and adapt to, ever-changing market conditions. For the year ended December 31, 2021, (i) we wrote premiums spanning eight underwriting divisions, including four with more than $100 million of gross written premiums, (ii) our mix of gross written premiums by line for continuing business was 47% short tail and 53% medium tail, and (iii) our gross written premiums for continuing business were 51% admitted lines and 49% non-admitted lines. We believe the diversity of our book allows us to respond to — and capitalize on — market opportunities and dislocations across P&C insurance market and pricing cycles resulting in a durable insurance franchise.
Attractive and winning culture.
As evidenced by our internal surveys and public information such as that available on Glassdoor and LinkedIn, we have built a distinctive winning culture. Key to our culture and operating approach is a flat structure of communication and decision-making. We trust our staff to make decisions that produce or exceed our desired financial results, and we support our staff with a clear system of measurement to gauge performance. Our use of advanced technology to enhance, but not replace, our underwriting and claims team’s decision-making is both practical and a source of value to our professionals. We pride ourselves on maintaining an entrepreneurial environment that encourages and rewards a proactive approach to capitalize on market disruption. This environment is not only consistent with our identity as a specialty insurer but also a foundation for our success in attracting great talent and our objective of delivering best-in-class results.
High-quality, experienced leadership team that is aligned with our shareholders.
Led by our CEO, Andrew Robinson, we have an experienced, innovative and entrepreneurial executive leadership team with a track record of success in senior management roles at industry leading property and casualty companies as well as in starting and building new businesses in our industry. Our team has an average of 27 years of experience in nearly all facets of the P&C insurance sector including underwriting, claims, technology, investment management, risk management, finance, actuarial and operations.
Prior to assuming the role as our CEO in May 2020, Mr. Robinson was the President of Specialty, EVP Corporate Development and Chief Risk Officer at The Hanover Insurance Group, Inc. During his 10 plus year tenure at The Hanover Insurance Group, Inc., Mr. Robinson established its specialty business segment, building it into a business with more than three quarters of a billion dollars in gross written premiums. Immediately prior to joining Skyward Specialty, Mr. Robinson served as executive-in-residence for venture and growth equity firm Oak HC/FT Partners, giving him significant exposure to numerous fintech and technology companies and related investment opportunities, including a period as Chairman and Co-CEO of one portfolio company and Chairman of another portfolio company. Earlier in Mr. Robinson’s career, he spent twenty years in strategy consulting including as the global insurance practice head for Diamond (now PwC) Consulting.
Our CFO, Mark Haushill, has more than 25 years of experience in the insurance industry including as a public company CFO at Argo Group International Holdings, Ltd. and American Safety Insurance Holdings, Ltd. Mr. Haushill is a certified public accountant and spent the first part of his career at KPMG. Kirby Hill, our President of Industry Solutions, Captives and Programs underwriting divisions, has more than 30 years of experience spanning multiple facets of the insurance business. Prior to joining Skyward Specialty, Mr. Hill was CEO and Co-Founder of Norwich Holding Co., a company specializing in the development, implementation and administration of commercial specialty insurance products and programs, and prior to that in various multiline underwriting positions at PMA Insurance Corporation and American International Group, Inc. (AIG). John Burkhart, our President of Specialty Lines overseeing the Professional Lines, Surety, Transactional E&S and A&H underwriting divisions, has approximately 30 years of underwriting experience, previously as SVP & Head of Professional Lines & Industry Verticals at QBE Insurance Group Limited and Global Product Manager, Specialty Underwriting at Chubb Limited. Sean Duffy, our Chief Claims Officer and Executive Vice President, has more than 27 years of claims experience in large commercial and specialty insurance claims departments. Prior to joining Skyward Specialty, Mr. Duffy was Senior Vice President, Chief Claims Officer at OneBeacon Insurance, and also held senior claims roles at insurers Great American Insurance and Travelers. In addition, the remaining members of our senior leadership team have significant experience in their respective fields of expertise.
Our entire senior leadership’s compensation is directly aligned with our shareholders. Each of our leaders have a material portion of their compensation in the form of long-term and short-term incentives tied to delivering sustainable, best-in-class underwriting returns. Select members of our executive leadership team have additional long term incentive targets tied directly to growth in book value per share. See the section entitled “Executive Compensation” for additional details.
Our Strategy in Action
With everything we do — from recruiting to marketing to underwriting to loss adjusting and claims resolution — we seek to follow the core tenets of our “Rule Our Niche” strategy. This strategy is based on (i) selecting underserved market niches with attractive risk-adjusted returns for which commoditized products are inadequate to meet the needs of customers; and (ii) building sustainable defensible competitive positions in these markets with talent and technology. We believe our “Rule Our Niche” strategy will help us achieve our goal of generating best-in-class underwriting profitability for our niches while creating superior long-term shareholder value through growth in book value per share. The core tenets of our “Rule Our Niche” strategy include:
Attract and retain blue-chip underwriting and claims talent to expand and enhance our market position.
We seek to hire the most talented technical underwriting professionals who have long-standing industry relationships with distribution partners and claims professionals with expertise in the niches we write. We believe that we have become a company of choice for the best talent in our industry and, as such, we will continue to grow our market position by bringing on world-class talent in our chosen markets.

Leverage our technology DNA to further distance ourselves from the competition.
We have demonstrated a differentiated ability to utilize new forms of risk data and advanced technology within the more complex, higher severity risk categories of the specialty P&C insurance market. SkyBI gives us the ability to promptly sense and quickly respond to market changes, while our core operating platforms allow us to move into new markets efficiently and without the complexity of burdensome systems.
Profitably grow existing lines of business and expand with new underwriting divisions.
We believe we are well-positioned to take advantage of several trends impacting our customers in the United States and globally. One such trend is the continued rise in demand for specialized insurance solutions because of increasing risks, as well as the complexity of risks, due to climate change/increased frequency of severe weather events, supply chain uncertainty, financial inflation risk, cyber risk, emergence of novel health risks (including the COVID-19 pandemic), increased level of litigation, attorney involvement and jury awards, and healthcare delivery and cost. Another such noticeable market trend is the emergence of a variety of “micro cycles and micro dislocations” where different pockets of the P&C insurance market experience hardening and softening at different times. During the year ended December 31, 2021, we demonstrated our ability to react quickly in response to these trends by launching our Allied Health professional lines underwriting unit, entering the cannabis industry in three of our underwriting divisions, completing the acquisition of Aegis Surety, announcing program administration technology partnerships in cargo and commercial flood, launching two new captive solutions and adding an excess liability capability in our E&S business. We executed these expansions as part of growing gross written premiums of our continuing business from $648.3 million for the year ended December 31, 2020 to $867.9 million for the year ended December 31, 2021, a 33.9% year-over-year increase.
Differentiate on daily excellence to drive best-in-class underwriting performance.
We believe that our ability to meet our long-term goals, including achieving best-in-class underwriting returns and growth in book value per share, relies on how well we execute our day-to-day operations across all of our functional departments. SkyBI provides the foundation by which our senior management can monitor our performance, whether it is renewal rates, new business pricing and portfolio performance for an individual underwriter, or claims ageing and reserving practices and outcomes by claims adjusters. Our focus on the fundamentals that drive underwriting excellence is at the center of our strategy.
Use our balance sheet to capture a larger part of the market we serve.
We are committed to establishing and maintaining a strong balance sheet, starting with conservative loss reserves and strong capitalization ratios. We believe this is imperative to maintain the confidence of customers, distribution partners, reinsurers, regulators, rating agencies and shareholders.
Since 2019, in addition to executing the previously noted LPT to limit our exposure to potential loss reserve development primarily associated with certain exited business, we have materially strengthened our claims case reserves practices with the aim to reserve to the expected ultimate loss within 90 days of first notice of loss. In addition, we have intentionally increased the level of IBNR reserves held above our claims case reserves to a more conservative position. Our net IBNR as a percentage of total net losses and LAE reserves was 60.0% as of December 31, 2021, up from 57.3% as of December 31, 2020. We believe our reserve position is now the strongest it has been in our history and positions us well for consistently strong underwriting profitability in the future.
Following this offering, we intend to contribute capital into our operating insurance companies to progress towards the size category X as set by A.M. Best, which is defined as companies having between $500 million and $750 million of adjusted policyholders’ surplus. We believe this A.M. Best designation will provide us with further opportunities to expand in the markets we serve, as well as provide us with options to increase our net retentions on business we currently write.
Our History
Skyward Specialty was formed as a Delaware corporation on January 3, 2006 as an insurance holding company. We operated under the name Houston International Insurance Group, Ltd. until we re-branded as

Skyward Specialty in November 2020. We were founded for the purpose of underwriting commercial property and casualty insurance coverages for specialized customer niches and industries.
Our founding shareholders and management set out to build a leading specialty insurance provider underwriting across the United States and select niche global markets. The foundation for the company was established — and its business and geographic footprint widened — in part, through a series of acquisitions of insurance carriers and other insurance service providers beginning in 2007. In July 2014, to provide liquidity for certain of our then-shareholders as well as capital for the continued expansion of the business, we sold an interest in the company to an investment consortium led by The Westaim Corporation (“Westaim”), our largest shareholder as of the time of this offering. In the years following Westaim’s investment, we continued to pursue organic growth in specialty P&C markets, supplemented by various strategic investments and acquisitions to enhance existing capabilities or enter new markets.
In 2020, we embarked upon a series of changes to refocus our strategy and position us for emerging opportunities in our chosen markets:
•
In April 2020, we entered into the previously noted LPT reinsurance transaction covering certain business written during policy years 2017 and prior, to limit our exposure to potential loss reserve development primarily associated with certain exited business and to allow our management team to focus on the continuing business which we believe provides the best path for continued profitable growth.

•
In April 2020, we raised approximately $100 million of capital from our existing investors to (i) provide capital to grow in the hardening pricing environment, (ii) position us for growth during a period of market dislocation, and (iii) strengthen our balance sheet.

•
In May 2020, we appointed Andrew Robinson as our Chief Executive Officer. Under Mr. Robinson’s leadership, we developed and implemented our “Rule Our Niche” strategy. As part of this strategy, we implemented additional changes that further transformed our business. These changes have included (i) substantial strengthening of our underwriting, claims and actuarial teams and support functions, (ii) improving the company culture with particular focus on attracting, retaining and developing top talent, (iii) considerable investment in our business intelligence technology capabilities and use of advanced technology for underwriting and claims decision-making, and (iv) a disciplined approach to focus only on the niches in which we believe we can earn an attractive underwriting profit and build sustainable and defensible positions.

As part of this strategy, we have taken several steps including, but not limited to, the following:
•
Made multiple key hires across the organization — including underwriting, claims and technology — bringing us a diversity of world-class leadership and underwriting and claims expertise in select specialty lines;

•
Launched select underwriting divisions, units and product lines where we believe we have — or can establish — defensible positions in high-profit niches to deliver consistent, best-in-class returns. Examples include Transactional E&S Lines, Allied Health Professional Liability and a range of insurance solutions for the cannabis industry;

•
Acquired Aegis Surety, substantially increasing our scale in surety, deepening our surety underwriting and leadership team, and positioning the business line for profitable growth;

•
Exited underperforming classes and divisions that did not fit with our “Rule Our Niche” strategy, including specialty workers’ compensation, lawyers’ professional liability, automobile dealers programs, insurance agents and brokers professional liability, title agents liability, commercial auto for the timber industry and liability solutions for the hospitality industry;

•
Invested significantly in our technology to amplify the capabilities and expertise of our people, using advance data and analytics to improve our decision-making, and facilitate our expansion into new business lines; and

•
Implemented our name change and rebranding to Skyward Specialty, aligning with our repositioned business and culture.

We believe our strategy and actions are positioning us for long-term, sustainable growth and profitability that is among the best in the specialty P&C marketplace. Our momentum is strong and accelerating and we believe we are well-situated to continue our growth trajectory and consistently achieve best-in-class underwriting returns and return on equity.
Our Structure
We conduct our operations principally through four insurance companies. Houston Specialty Insurance Company (“HSIC”), which is our largest insurance subsidiary, underwrites multiple lines of insurance on a surplus lines basis in 50 states and the District of Columbia. Imperium Insurance Company (“IIC”), a subsidiary of HSIC, underwrites on an admitted basis in all 50 states and the District of Columbia. Great Midwest Insurance Company (“GMIC”), a subsidiary of IIC, underwrites multiple lines of insurance on an admitted basis in all 50 states and the District of Columbia. Oklahoma Specialty Insurance Company (“OSIC”), a subsidiary of GMIC, is an approved surplus lines carrier in 47 states and the District of Columbia.
In addition to our primary insurance companies, we also own Skyward Re, a wholly-owned captive reinsurance company domiciled in the Cayman Islands that was incorporated on January 7, 2020. Skyward Re was established to facilitate the LPT. We also operate two non-insurance companies: Skyward Underwriters Agency, Inc., a licensed agent, managing general agent and reinsurance broker, and Skyward Service Company, which provides various administrative services to our subsidiaries.
Our organizational structure is set forth below. Each entity is wholly-owned by its immediate parent.
Our Corporate Information
Skyward Specialty Insurance Group, Inc. is an insurance holding company incorporated in Delaware that was organized in 2006. Our principal executive office is located at 800 Gessner Road, Suite 600, Houston, TX 77024 and our telephone number is (713) 935-4800. Our website address is www.skywardinsurance.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Risk Factors
Investing in our common stock involves risks, which are discussed more fully under “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. These risks include, but are not limited to, the following:
•
our financial condition and results of operations could be materially adversely affected if we do not accurately assess our underwriting risk;

•
competition for business in our industry is intense;

•
because our business depends on insurance retail agents and brokers, wholesalers and program administrators, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results;

•
we may be unable to purchase third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and this inability may materially adversely affect our business, financial condition and results of operations;

•
our losses and loss expense reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows;

•
a decline in our financial strength rating may adversely affect the amount of business we write;

•
unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations;

•
our reinsurers may not reimburse us for claims on a timely basis, or at all, which may materially adversely affect our business, financial condition and results of operations;

•
our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects;

•
adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability;

•
the insurance business is historically cyclical in nature and we believe we are currently experiencing a relatively hard market cycle, which may affect our financial performance and cause our operating results to vary from quarter to quarter and may not be indicative of future performance;

•
we are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives; failure to comply with these regulations could subject us to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations;

•
we could be adversely affected by the loss of one or more key personnel or by an inability to attract and retain qualified personnel;

•
we have identified a material weakness in our internal controls over financial reporting, and if we are unable to remediate this material weakness, if we experience additional material weaknesses, or fail to achieve and maintain effective internal controls, our operating results and financial condition could be impacted and the market price of our common stock may be negatively affected; and

•
our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
reduced obligations with respect to financial data, including presenting only two years of audited financial statements;

•
an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•
reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•
exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced reporting requirements and other burdens that are otherwise applicable generally to public companies.

The Offering
Common stock offered by us
       shares
Common stock offered by the selling stockholders
       shares
Common stock outstanding after this offering
       shares
Option to purchase additional shares of common stock offered in this offering
We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional          shares.
Use of proceeds
We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $      million (or approximately $      million if the underwriters’ option to purchase additional shares is exercised in full) based upon the assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our common stock in this offering by the selling stockholders.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use approximately $      of the net proceeds to us from this offering to make capital contributions to our insurance company subsidiaries in order to grow our business and the remainder for general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Proposed Nasdaq trading symbol
“SKWD”
Risk factors
You should read the section entitled “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.
Dividend policy
We currently do not intend to declare any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock may be limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into. See the section entitled “Dividend Policy.”
The total number of shares of our common stock that will be outstanding after this offering includes       shares and excludes, as of                 , 2022:
•
       shares of common stock reserved for future issuance under our 2022 Long-Term Incentive Plan, or the 2022 Plan including options to purchase shares of common stock and restricted stock unit awards representing an aggregate amount of        shares of common stock, that our Compensation

Committee granted to employees and non-employee directors following the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and pricing of this offering; and
•
       shares of common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering.

Unless otherwise indicated, this prospectus assumes or gives effect to the following:
•
the filing and effectiveness of our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering, or our Certificate of Incorporation, and the adoption of our amended and restated bylaws to be effective immediately prior to the closing of this offering, or our Bylaws;

•
a      for      reverse stock split of our common stock effected on           , 2022;

•
the automatic conversion of all outstanding shares of our convertible preferred stock into         shares of our common stock immediately prior to the closing of this offering; and

•
no exercise by the underwriters of their option to purchase         additional shares of our common stock.

Summary Consolidated Financial and Other Data
The following tables present our summary consolidated financial and other data as of and for the periods indicated.
The summary consolidated statements of operations data for the three months ended March 31, 2022 and 2021, and the summary consolidated balance sheet data as of March 31, 2022 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial data for the interim periods included in this prospectus include all normal and recurring adjustments that we consider necessary for the fair presentation of such data for the respective interim period.
The summary consolidated statements of operations data for the fiscal years ended December 31, 2021 and 2020, and the summary consolidated balance sheet data as of December 31, 2021 and 2020 are derived from our annual consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period.
You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.
	For the three months ended March 31,		For the years ended December 31,
($ in thousands, except per share amounts)	2022	2021	2021	2020
Revenues:
Gross written premiums	$282,642	$237,848	$939,859	$873,613
Ceded written premiums	(147,241)	(123,079)	(410,716)	(412,090)
Net written premiums	$135,401	$114,769	$529,143	$461,523
Net earned premiums	$141,726	$117,195	$499,823	$431,911
Commission and fee income	230	686	3,973	5,664
Net investment income	15,149	5,610	24,646	14,130
Net unrealized gains (losses)	(5,369)	5,613	15,251	(928)
Net realized investment gains	931	763	1,856	1,067
Other income and expenses	—	3,453	4,632	128
Total revenues	$152,667	$133,320	$550,181	$451,972
Expenses:
Losses and LAE	89,989	81,020	354,411	362,182
Underwriting, acquisition and insurance expenses	40,534	31,029	138,498	119,818
Impairment charges	—	882	2,821	57,582
Interest expense	1,177	1,155	4,622	5,532
Amortization expense	387	348	1,520	1,390
Total expenses	$132,087	$114,434	$501,872	$546,504
Income (loss) before federal income tax	20,580	18,886	48,309	(94,532)
Federal income tax expense (benefit)	4,269	3,966	9,992	(19,890)
Net income (loss)	$16,311	$14,920	$38,317	$(74,642)
Adjusted operating income(1)	$19,817	$7,852	$36,062	$17,876

	For the three months ended March 31,		For the years ended December 31,
($ in thousands, except per share amounts)	2022	2021	2021	2020
Share and Per Share Data:
Basic earnings per share(2)	$0.13	$0.12	$0.30	$(1.15)
Diluted earnings per share	$0.13	$0.12	$0.30	$(1.15)
Basic adjusted earnings per share(3)	$0.15	$0.06	$0.29	$0.28
Diluted adjusted earnings per share	$0.15	$0.06	$0.28	$0.28
Weighted average basic shares	65,400,219	64,830,064	65,235,002	64,855,972
Weighted average diluted shares	129,649,462	129,050,819	129,873,596	64,855,972
Shares outstanding(4)	66,134,634	66,226,899	66,134,634	65,646,007
Fully diluted shares outstanding(4)	133,204,416	133,410,625	132,331,010	131,965,109
Book value(5) per share	$6.48	$6.12	$6.44	$5.99
Fully diluted book value(5) per share	$3.22	$3.04	$3.22	$2.98
Tangible book value(5) per share	$5.11	$4.66	$5.06	$4.71
Fully diluted tangible book value(5) per share	$2.53	$2.31	$2.53	$2.35
Underwriting and Other Ratios:
Loss ratio	63.5%	69.1%	70.9%	83.9%
Expense ratio	28.4%	25.9%	26.9%	26.4%
Combined ratio	91.9%	95.0%	97.8%	110.3%
Adjusted loss ratio(1)	63.5%	69.1%	67.7%	70.0%
Expense ratio	28.4%	25.9%	26.9%	26.4%
Adjusted combined ratio(1)	91.9%	95.0%	94.6%	96.4%
Return on equity(6)	15.3%	14.9%	9.4%	-19.5%
Adjusted return on equity(1)(6)	18.5%	7.9%	8.8%	4.7%
Return on tangible equity(1)(6)	19.4%	19.3%	11.9%	-27.7%
Adjusted return on tangible equity(1)(6)	23.6%	10.2%	11.2%	6.6%
	For the three months ending March 31,2022
($ in thousands, except per share amounts)	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited)	(unaudited)
Balance sheet data:
Investments and cash	$1,023,350
Restricted cash	71,573
Premiums receivable	135,684
Reinsurance recoverables	543,828
Ceded unearned premium	177,708
Goodwill and intangible assets	90,970
Other assets	192,446
Total assets	$2,235,559
Loss and LAE reserves	$999,782
Unearned premiums	396,697
Reinsurance premiums payable	181,025
Notes payable	50,000
Subordinated debt	78,549
Other liabilities	100,887
Total liabilities	$1,806,940
Total temporary equity	$—
Total stockholders’ equity	$428,619

	For the three months ending March 31,2022
($ in thousands, except per share amounts)	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited)	(unaudited)
Total liabilities, temporary equity and stockholders’ equity	$2,235,559
Other Data:
Statutory capital and surplus(7)	379,363
Debt to total capitalization ratio(8)	23.1%
Tangible stockholders’ equity(1)	$337,649

(1)
Non-GAAP financial measure. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measures in accordance with GAAP.

(2)
Basic earnings per share for 2021 is calculated by dividing net income attributable to common shareholders of $19.8 million by basic weighted average of common shares of 65,235,002. For a more detailed description see Note 2 titled “Summary of Significant Accounting Policies – Earnings (loss) per share” and Note 21 titled “Earnings (Loss) Per Share” to our audited consolidated financial statements included in this prospectus.

(3)
Basic adjusted earnings per share for 2021 is calculated by dividing $18.6 million by weighted-average common shares of 65,235,002. The $18.6 million numerator is derived by multiplying adjusted operating income of $36.1 million by the same allocation percentage (51.7%) used to calculate net income attributable to common shareholders under the Basic Earnings Per Share calculation. For a more detailed description, see footnotes 2 and 21 of the Notes to Consolidated Financial statements included in this prospectus.

(4)
Includes conversion of 1,970,124 preferred shares to 65,235,876 common shares for 2020 as a result of the conversion rate becoming fixed and the preferred shares becoming convertible into a fixed number of shares of common stock as of December 31, 2021.

(5)
Book value includes temporary equity in 2020.

(6)
This quarterly ratio is calculated on an annualized basis by multiplying the quarterly result by a factor of four. For more detailed explanation relating to these non-GAAP financial measures, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures.”

(7)
For our insurance subsidiaries, statutory capital and surplus represents the excess of assets over liabilities as determined in accordance with statutory accounting principles as determined by the National Association of Insurance Commissioners (“NAIC”).

(8)
Debt to total capitalization ratio is the ratio, expressed as a percentage, of total indebtedness for borrowed money to the sum of total indebtedness for borrowed money, temporary equity and stockholders’ equity.

RISK FACTORS
An investment in our common stock involves a certain degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the financial and other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. Any of the following risks could have an adverse or material effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial also may become important factors that affect us.
Risks Related to Our Business and Industry
Our financial condition and results of operations could be materially adversely affected if we do not accurately assess our underwriting risk.
Our underwriting success is dependent on our ability to accurately assess the risks associated with the business we write and retain. We rely on the experience of our underwriting staff in assessing those risks. If we misunderstand the nature or extent of the risks, we may fail to establish appropriate premium rates which could adversely affect our financial results. In addition, our employees, including members of management and underwriters, make decisions and choices in the ordinary course of business that involve exposing us to risk.
Competition for business in our industry is intense.
We face competition from other specialty insurance companies, standard insurance companies and underwriting agencies. In particular, competition in the insurance industry is based on many factors, including price of coverage, the general reputation and perceived financial strength of the company, relationships with distribution partners, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of our underwriting team in the particular lines of insurance and reinsurance we seek to underwrite. In recent years, the insurance industry has undergone increasing consolidation, which may further increase competition. In addition, some of our competitors are larger and have greater financial, marketing, and other resources than we do, in addition to being able to absorb large losses more easily. Other competitors have longer operating history and more market recognition than we do in certain lines of business.
A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. For example, there has been an increase in capital-raising by companies with whom we compete, which could result in new entrants to our markets and an excess of capital in the industry. Additionally, the possibility of federal regulatory reform of the insurance industry could increase competition from standard carriers.
We may not be able to continue to compete successfully in the insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our ability to price our products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition so limits our ability to transact business, our operating results could be adversely affected.
Because our business depends on insurance retail agents, brokers, wholesalers and program administrators, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results.
Substantially all of our products are ultimately distributed through independent retail agents and brokers who have the principal relationships with policyholders. Retail agents and brokers generally own the “renewal rights,” and thus our business model is dependent on our relationships with, and the success of, the retail agents and brokers with whom we do business. Further, we are also dependent on the relationships our wholesalers and program administrators maintain with the agents and brokers from whom they source their business.

Our relationship with our retail agents, brokers, wholesalers and program administrators may be discontinued at any time. Even if the relationships do continue, they may not be on terms that are profitable for us. For example, as insurance distribution firms continue to consolidate, their ability to influence commission rates may increase as may the concentration of business we have with a particular broker. Further, certain premiums from policyholders, where the business is produced by brokers, are collected directly by the brokers and remitted to us. In certain jurisdictions, when the insured pays its policy premium to its broker for payment on behalf of our insurance subsidiary, the premium might be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premium from that broker. Consequently, we assume a degree of credit risk associated with the brokers with which we work. Although the failure by any of our brokers to remit premiums to us has not been material to date, there may be instances where our brokers collect premiums but do not remit them to us and we may be required under applicable law to provide the coverage set forth in the policy despite the related premiums not being paid to us. Similarly, if we are limited in our ability to cancel policies for non-payment, our underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected.
We review the financial condition of potential new brokers before we agree to transact business with them, and we periodically review the agencies, brokers, wholesalers and program administrators with whom we do business to identify those that do not meet our profitability standards or are not aligned with our business objectives. Following these periodic reviews, we may restrict such distributors’ access to certain types of products or terminate our relationship with them, subject to applicable contractual and regulatory requirements that limit our ability to terminate agents or require us to renew policies. Even through the utilization of these measures, we may not achieve the desired results.
Because we rely on these distributors as our sales channel, any deterioration in the relationships with our distributors or failure to provide competitive compensation could lead our distributors to place more premium with other carriers and less premium with us. In addition, we could be adversely affected if the distributors with whom we do business exceed their granted authority, fail to transfer collected premium to us or breach the obligations that they owe to us. Although we routinely monitor our distribution relationships, such actions could expose us to liability.
Also, if insurance distribution firm consolidation continues at its current pace or increases in the future, our sales channels could be materially affected in a number of ways, including loss of market access or market share in certain geographic areas. Specifically, we could be negatively affected due to loss of talent as the people most knowledgeable about our products and with whom we have developed strong working relationships exit the business following an acquisition, or, increases in our commission costs as larger distributors acquire more negotiating leverage over their fees. Any such disruption that materially affects our sales channel could have a negative impact on our results of operations and financial condition.
As the speed of digitization accelerates, we are subject to risks associated with both our distributors and their ability to keep pace. In an increasingly digital world, distributors who cannot provide a digital or technology-driven experience risk losing customers who demand such an experience, and such customers may choose to utilize more technology-driven distributors.
We may be unable to purchase third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and this inability may materially adversely affect our business, financial condition and results of operations.
We strategically purchase reinsurance from third parties which enhances our business by protecting capital from severity events (either large single event losses or catastrophes) and reducing volatility in our earnings. Reinsurance involves transferring, or ceding, a portion of our risk exposure on policies that we write to another insurer, the reinsurer, in exchange for a cost. If we are unable to renew our expiring contracts, enter into new reinsurance arrangements on acceptable terms or expand our coverage, our loss exposure could increase, which would increase our potential losses related to loss events. If we are unwilling to bear an increase in loss exposure, we may need to reduce the level of our underwriting commitments, both of which could materially adversely affect our business, financial condition and results of operations.

There are situations in which reinsurers may exclude certain coverages from, or alter terms in, the reinsurance contracts we enter into with them. As a result, we, like other insurance companies, write insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses.
Our losses and loss expense reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows.
Our success depends on our ability to accurately assess the risks related to the businesses and people that we insure. We establish losses and LAE reserves for the best estimate of the ultimate payment of all claims that have been incurred, or could be incurred in the future, and the related costs of adjusting those claims, as of the date of our financial statements. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost us, and our ultimate liability may be greater or less than our estimate.
As part of the reserving process, we review historical data and consider the impact of such factors as:
•
claims inflation, which is the sustained increase in cost of raw materials, labor, medical services and other components of claims cost;

•
claims development patterns by line of business, as well as frequency and severity trends;

•
pricing for our products;

•
legislative activity;

•
social and economic patterns; and

•
litigation, judicial and regulatory trends.

These variables are affected by both internal and external events that could increase our exposure to losses, and we continually monitor our loss reserves using new information on reported claims and a variety of statistical techniques and modeling simulations. This process assumes that past experience, adjusted for the effects of current developments, anticipated trends and market conditions, is an appropriate basis for predicting future events. There is, however, no precise method for evaluating the impact of any specific factor on the adequacy of loss reserves, and actual results may deviate, perhaps substantially, from our reserve estimates. For instance, the following uncertainties may have an impact on the adequacy of our reserves:
•
When a claim is received, it may take considerable time to appreciate fully the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time. Consequently, estimates of loss associated with specified claims can change as new information emerges, which could cause the reserves for the claim to become inadequate.

•
New theories of liability are enforced retroactively from time to time by courts. See also “— The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations.”

•
Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and/or severity of the claims reported. In addition, elevated inflationary conditions would, among other things, cause loss costs to increase. See also “— Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.”

•
If claims were to become more frequent, even if we had no liability for those claims, the cost of evaluating such potential claims could escalate beyond the amount of the reserves we have established. As we enter new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.

If any of our reserves should prove to be inadequate, we will be required to increase our reserves resulting in a reduction in our net income and stockholders’ equity in the period in which the deficiency is identified.

Future loss experience substantially in excess of established reserves could also have a material adverse effect on our future earnings and liquidity and our financial rating.
A decline in our financial strength rating may adversely affect the amount of business we write.
Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best, as an important means of assessing the financial strength and quality of insurers. In setting its ratings, A.M. Best performs quantitative and qualitative analysis of a company’s balance sheet strength, operating performance and business profile. A.M. Best financial strength ratings range from “A++” (Superior) to “F” for insurance companies that have been publicly placed in liquidation. As of the date of this prospectus, A.M. Best has assigned a financial strength rating of “A-” (Excellent) with a stable outlook to us. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders and is not an evaluation directed to investors and is not a recommendation to buy, sell or hold our common stock or any other securities we may issue. A.M. Best’s analysis includes comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best periodically reviews our financial strength rating and may revise it downward at their discretion based primarily on its analyses of our balance sheet strength, operating performance and business profile. There are specific building blocks A.M. Best reviews, including capital adequacy, operating performance, operating profile and Enterprise Risk Management, as well as other factors that could affect their analyses such as:
•
If we change our business practices from our organizational business plan in a manner that no longer supports A.M. Best’s rating;

•
If unfavorable financial, regulatory or market trends affect us, including excess market capacity;

•
If our losses exceed our loss reserves;

•
If we have unresolved issues with government regulators;

•
If we are unable to retain our senior management or other key personnel;

•
If our investment portfolio incurs significant losses or our liquidity is limited; or

•
If A.M. Best alters its capital adequacy assessment methodology in a manner that would adversely affect our rating.

These and other factors could result in a downgrade of our financial strength rating. A downgrade or withdrawal of our rating could result in any of the following consequences, among others:
•
Causing our current and future distribution partners and insureds to choose other, more highly-rated competitors;

•
Increasing the cost or reducing the availability of reinsurance to us; or

•
Severely limiting or preventing us from writing new and renewal insurance contracts.

In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate or will increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels. We can offer no assurance that our rating will remain at its current level. It is possible that such reviews of us may result in adverse ratings consequences, which could have a material adverse effect on our financial condition and results of operations.
Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.
There can be no assurances that loss limitations or exclusions in our policies will be enforceable in the manner we intend. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a policyholder may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our policyholders. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and LAE, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in California could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions.
These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.
Our reinsurers may not reimburse us for claims on a timely basis, or at all, which may materially adversely affect our business, financial condition and results of operations.
The reinsurance contracts that we enter into to help manage our risks require us to pay premiums to the reinsurance carriers who will in turn reimburse us for a portion of covered policy claims. In many cases, a reinsurer will be called upon to reimburse us for policy claims many years after we paid insurance premiums to the insurer. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Our current reinsurance program is designed to limit our financial risk. However, our reinsurers may not pay claims we incur on a timely basis, or they may not pay some or all of these claims. For example, reinsurers may default in their financial obligations to us as the result of insolvency, lack of liquidity, operational failure, political and/or regulatory prohibitions, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements or other reasons. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success. These risks could cause us to incur increased net losses, and, therefore, adversely affect our financial condition. As of March 31, 2022, we had $543.8 million of aggregate reinsurance recoverables.
Our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects.
We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, including our TPAs, the effectiveness of our management, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition, results of operations, and prospects.
In addition, if we do not manage our TPAs effectively, or if our TPAs are unable to effectively handle our volume of claims, our ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work which, in turn, could adversely affect our operating margins.
Severe weather conditions, including the effects of climate change, catastrophes, pandemic, as well as man-made event events may adversely affect our business, results of operations and financial condition.
Our business is exposed to the risk of severe weather conditions, earthquakes and man-made catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, or man-made events such as explosions, war, terrorist attacks and riots. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate. Climate change may increase the frequency and severity of extreme weather events. This effect has led to conditions in the ocean and atmosphere, including warmer-than-average sea-surface temperatures and low wind shear that increase hurricane activity. The occurrence of a natural disaster or other catastrophe loss could materially adversely affect our business, financial condition, and results of operations. Additionally, any increased frequency and severity of such weather events, including hurricanes, could have a material adverse effect on our ability to predict, quantify, reinsure and manage catastrophe risk and may materially increase our losses resulting from such catastrophe events.
The extent of losses from catastrophes is a function of both the frequency and severity of the insured events and the total amount of insured exposure in the areas affected. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. We manage our exposure to losses by analyzing the probability and severity of the occurrence of loss events and the impact of such events on our overall underwriting and investment portfolio. In addition, our inability to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes could have a material adverse effect on our business and results of operations.
Our business is also exposed to the risk of pandemics, outbreaks, public health crises, and geopolitical and social events, and their related effects. While to date we have not seen a meaningful decrease in the growth rate of our gross written premiums since the beginning of the COVID-19 pandemic, this pandemic situation remains fluid and continues to evolve, and at this time we are unable to determine the ultimate impact of this pandemic on our business, financial condition, results of operations and cash flows. While policy terms and conditions in the lines of business written by us would be expected to preclude coverage for virus-related claims, court decisions and governmental actions may challenge the validity of any exclusions or our interpretation of how such terms and conditions operate. If pandemics, outbreaks and other events occur or re-occur, our business, financial condition, results of operations and cash flows may be materially adversely affected.
Because we provide our program administrators with specific quoting and binding authority, if any of them fail to comply with pre-established guidelines, our results of operations could be adversely affected.
We market and distribute certain of our insurance products through program administrators that have limited quoting and binding authority, and they in turn, sell our insurance products to insureds through retail agents and brokers. These program administrators can bind certain risks without our initial approval. If any of these program administrators fail to comply with our underwriting guidelines and the terms of their appointments, we could be bound on a particular risk or number of risks that were not anticipated when we developed the insurance products or estimated losses and LAE. Such actions could adversely affect our results of operations.
If actual renewals of our existing contracts do not meet expectations, our written premium in future years and our future results of operations could be materially adversely affected.
Most of our contracts are written for a one-year term. In our financial forecasting process, we make assumptions about the rates of renewal of our prior year’s contracts. The insurance and reinsurance industries have historically been cyclical businesses with intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write renewals because of pricing conditions, our written premium in future years and our future operations would be materially adversely affected.
Increased public attention to environmental, social and governance matters may expose us to negative public perception, cause reputational harm, impose additional costs on our business or impact our stock price.
Recently, more attention is being directed towards publicly traded companies regarding environmental, social and governance (“ESG”) matters. A failure, or perceived failure, to respond to investor or customer expectations related to ESG concerns could cause harm to our business and reputation. For example, our insureds include a wide variety of industries, including potentially controversial industries. Damage to our reputation as a result of our provision of policies to certain insureds could result in decreased demand for our insurance products and could have a material adverse effect on our business, operational results and financial results, as well as require additional resources to rebuild our reputation, competitive position and brand strength.

Changes in accounting practices and future pronouncements may materially affect our reported financial results.
Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, shareholder’s equity and other relevant financial statement line items.
Our insurance subsidiaries are required to comply with statutory accounting principles, or SAP. SAP and various components of SAP are subject to constant review by the National Association of Insurance Commissioners (“NAIC”) and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted and adopted on a state level, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.
Risks Related to the Market and Economic Conditions
Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.
Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets, and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending, and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, and our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. In addition, if certain segments of the economy, such as the construction or energy production and servicing segments (which would affect several of our underwriting divisions at one time) were to significantly collapse, it could adversely affect our results. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.
The insurance business is historically cyclical in nature and we believe we are currently experiencing a relatively hard market cycle, which may affect our financial performance and cause our operating results to vary from quarter to quarter and may not be indicative of future performance.
Historically, insurance carriers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity (soft market cycle) as well as periods when shortages of capacity increased premium levels (hard market cycle). Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.
Although an individual insurance company’s financial performance depends on its own specific business characteristics, the profitability of most P&C insurance companies tends to follow this cyclical market pattern with higher gross written premium growth and improved profitability during hard market cycles. Further, this cyclical market pattern can be more pronounced in the E&S market than in the standard insurance market. When the standard insurance market hardens, the E&S market typically hardens, and growth in the E&S market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted market, exacerbating the effects of rate decreases on our financial results. At present, we believe we are experiencing a relatively hard market cycle, however, we cannot predict the timing or duration of changes in the market cycle because the cyclicality is due in large part to the actions of our competitors and general economic factors. As a result, our operating results are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results will continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency of occurrence or severity of catastrophe or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected premium retention rates of our existing policies and contracts, adverse investment performance, and the cost of reinsurance coverage.
Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.
Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments that is managed by professional investment advisory management firms in accordance with our investment policy and routinely reviewed by our Investment Committee. However, our investments are subject to general economic conditions and market risks as well as risks inherent to specific securities. Our primary market risk exposures are to changes in interest rates and equity prices. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”
A significant amount of our investment portfolio is invested in fixed maturity securities, or separately managed accounts and limited partnerships invested primarily in fixed maturity securities. In recent years, interest rates have been at or near historic lows, however, in the first quarter of 2022, interest rates have steadily risen. Should the recent rate increases cease or decline, a low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to these securities and short-term investments, which, in turn, may adversely affect our operating results. Recent and future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.
All of our fixed maturity securities, including those held in separately managed accounts and limited partnerships, are subject to credit risk. Credit risk is the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturity securities (where rated) could also have a significant negative effect on the market valuation of such securities.
We also invest in marketable preferred and common equity securities and exchange traded funds. These securities are carried on the balance sheet at fair market value and are subject to potential losses and declines in market value. Our equity invested assets totaled $166.8 million as of March 31, 2022.
The above market and credit risks could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid, as is the case with our fixed maturity securities held to maturity, separately managed accounts, and limited partnership investments. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC, the Texas Department of Insurance, and the Oklahoma Department of Insurance. In addition, our Investment Committee periodically reviews our Enterprise Based Asset Allocation models to assist in overall risk management.
Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.
We could be forced to sell investments to meet our liquidity requirements.
We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and LAE reserves to provide sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and LAE reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.
Risks Related to the Regulatory Environment
We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.
Our primary insurance subsidiaries, HSIC, IIC, and GMIC, are subject to extensive regulation in Texas, their state of domicile, and to a lesser degree, the other states in which they operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of investors or stockholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, capital and surplus requirements, investment and underwriting limitations, affiliate transactions, dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations could further limit our discretion or make it more expensive to conduct our business. State insurance regulators also conduct periodic examinations of the affairs of insurance and reinsurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense constraints that could adversely affect our ability to achieve some or all of our business objectives.
Our insurance subsidiaries are part of an “insurance holding company system” within the meaning of applicable Texas statutes and regulations. As a result of such status, certain transactions between our insurance subsidiaries and one or more of their affiliates may not be effected unless the insurer has provided notice of that transaction to the Texas Department of Insurance. These prior notification requirements may result in business delays and additional business expenses. If our insurance subsidiaries fail to file a required notification or fail to comply with other applicable insurance regulations in Texas, we may be subject to significant fines and penalties and our working relationship with the Texas Department of Insurance may be impaired.
In addition, state insurance regulators have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, state insurance regulators could preclude or temporarily suspend us from carrying on some or all of our activities in their state or could otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could interfere with our operations and require us to bear additional costs of compliance, which could adversely affect our ability to operate our business.
Our insurance subsidiaries are subject to risk-based capital requirements, based upon the “risk based capital model” adopted by the NAIC, and other minimum capital and surplus restrictions imposed under Texas law. These requirements establish the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property and casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premium. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiary to maintain regulatory authority to conduct our business and our A.M. Best Rating.
We may become subject to additional government or market regulation, which may have a material adverse impact on our business.
Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements, and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies.
Additionally, we currently derive revenues from customers in the cannabis industry. As such, any risks related to the cannabis industry, including but not limited to cannabis being deemed a controlled substance under federal laws, may adversely impact our clients, and potential clients, which may in turn, impact our services. The legality of cannabis could be reversed in one or more states, which might force businesses, including our customers, to cease operations in one or more states entirely. A change in the legal status of, or the enforcement of federal laws related to, the cannabis industry could negatively impact us and lead to a decrease in our revenue through the loss of current and potential customers.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
As of March 31, 2022, we had gross federal income tax net operating losses, or NOLs, of approximately $117.9 million available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, or otherwise. Of our NOLs, $32.9 million of losses will begin to expire in 2033 and $39.5 million of losses can be carried forward indefinitely.
Under Section 382 of the Code, if a corporation undergoes an “ownership change” (very generally defined as a greater than 50% change, by value, in the corporation’s equity ownership by certain stockholders or groups of stockholders over a rolling three-year period), the corporation’s ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. Future regulatory changes could also limit our ability to utilize our NOLs. To the extent we are not able to offset future taxable income with our NOLs, our net income and cash flows may be adversely affected.
Because we are a holding company and substantially all of our operations are conducted by our insurance subsidiaries, our ability to achieve liquidity at the holding company, including the ability to pay dividends and service our debt obligations, depends on our ability to obtain cash dividends or other permitted payments from our insurance subsidiaries.
The continued operation and growth of our business will require substantial capital. Accordingly, after the completion of this offering, we do not intend to declare and pay cash dividends on shares of our common stock in the foreseeable future. See the section entitled “Dividend Policy.” Because we are a holding company with no business operations of our own, our ability to pay dividends to stockholders and meet our debt payment obligations largely depends on dividends and other distributions from our primary insurance subsidiaries, HSIC, IIC and GMIC. State insurance laws, including the laws of Texas restrict the ability of HSIC, IIC and GMIC, to determine how we declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Dividend payments are further limited to that part of available policyholder surplus that is derived from net profits on our business. State insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that dividends up to the maximum amounts calculated under any applicable formula would be permitted. Moreover, state insurance regulators that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.
Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions pursuant to our debt agreements, our indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking immediate cash dividends should not purchase our common stock.
Applicable insurance laws may make it difficult to effect a change of control.
Under applicable Texas insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Texas insurance laws and regulations pertaining to changes of control apply to both the direct and indirect acquisition of ten percent or more of the voting stock of a Texas-domiciled insurer. Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of Skyward Specialty and would trigger the applicable change of control filing requirements under Texas insurance laws and regulations, absent a disclaimer of control filing and its acceptance by the Texas Insurance Department. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Skyward Specialty, including through transactions that some or all of the stockholders of Skyward Specialty might consider to be desirable.
Risks Related to Our Liquidity and Access to Capital
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to fund future operating requirements and cover claim losses, we may need to raise additional funds through financings or curtail our growth. Many factors will affect the amount and timing of our capital needs, including our growth rate and profitability, our claims experience, and the availability of reinsurance, market disruptions, and other unforeseeable developments. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. In any case, such securities may have rights, preferences and privileges that are senior to those of the shares of common stock offered hereby. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.
Our debt obligations could impair our financial condition and limit our operating flexibility.
Our indebtedness under our credit agreement, (“Credit Agreement”), and our other financial obligations (including Trust Preferred, as defined later in this prospectus, and subordinated debt) could:

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impair our ability to obtain financing or additional debt in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

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impair our ability to access capital and credit markets on terms that are favorable to us;

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have a material adverse effect on us if we fail to comply with financial and affirmative and restrictive covenants in our Credit Agreement and an event of default occurs as a result of a failure that is not cured or waived;

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require us to dedicate a portion of our cash flow for interest payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital and capital expenditures; and

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limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our financial covenants in the Credit Agreement require us to maintain certain minimum fixed charges coverage ratio and total adjusted capital of our subsidiaries. If we breach these covenants, the lender will have the right to accelerate repayment of the outstanding amounts. In the event that the lender accelerates the repayment of our indebtedness, there can be no assurance that we will have sufficient cash on hand to satisfy such obligations and our business operations may be materially harmed.
Furthermore, there is no guarantee that we will be able to pay the principal and interest under the Credit Agreement or that future working capital, borrowings or equity financing will be available to repay or refinance any amounts outstanding under the Credit Agreement. Our obligations under the Credit Agreement are secured by a perfected security interest in all of our tangible and intangible assets (including our intellectual property assets), except for certain customary excluded property, and all of our and our subsidiaries’ capital stock, with certain limited exceptions. In addition, we may enter into debt agreements in the future that may contain similar or more burdensome terms and covenants, including financial covenants.
Risks Related to Our Operations
We could be adversely affected by the loss of one or more key personnel or by an inability to attract and retain qualified personnel.
We depend on our ability to attract and retain experienced and seasoned personnel who are knowledgeable about our business. The pool of talent from which we actively recruit is limited and may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. Should any of our key personnel terminate their employment with us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate, which could adversely affect our results of operations.
Security breaches, loss of data, cyberattacks, and other information technology failures could disrupt our operations, damage our reputation, and adversely affect our business, operations, and financial results.
Our business is highly dependent upon our information technology and telecommunications systems, including our underwriting systems. We rely on these systems to interact with brokers and insureds, to underwrite business, to prepare policies and process premiums, to perform actuarial and other modeling functions, to process claims and make claims payments, and to prepare internal and external financial statements. Some of these systems may include or rely on third-party systems not located on our premises or under our control. Events such as natural catastrophes, terrorist attacks, industrial accidents, computer viruses and other cyber-attacks may cause our systems to fail or be inaccessible for extended periods of time. While we have implemented business contingency plans and other reasonable plans to protect our systems, whether housed internally or through third-party cloud services, sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business.

Computer viruses, hackers, employee misconduct, and other external hazards could expose our systems to security breaches, cyber-attacks or other disruptions. While we have implemented security measures designed to protect against breaches of security and other interference with our systems and networks, our systems and networks may be subject to breaches or interference and we, and our third-party service providers, will likely continue to experience cybersecurity incidents of varying degrees. Any such event may result in operational disruptions as well as unauthorized access to, the disclosure of, or loss of our proprietary information or our customers’ data and information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors, or other damage to our business. In addition, the trend toward general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Even if we successfully protect our technology infrastructure and the confidentiality of sensitive data, we could suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.
Third parties to whom we outsource certain of our functions are also subject to these risks. While we review and assess our third-party providers’ cybersecurity controls, as appropriate, and make changes to our business processes to manage these risks, we cannot ensure that our attempts to keep such information confidential will always be successful. Moreover, our increased use of third-party services (e.g. cloud technology and software as a service) can make it more difficult to identify and respond to cyberattacks in any of the above situations due to the dynamic nature of these technologies. These risks could increase as vendors adopt and use more cloud-based software services rather than software services which can be run within our data centers.
We may not be able to manage our growth effectively.
We intend to grow our business in the future, which could require additional capital, systems development and skilled personnel. However, we must be able to meet our capital needs, expand our systems and our internal controls effectively, allocate our human resources optimally, identify, hire, train and develop qualified employees and effectively incorporate the components of any business we may acquire in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.
The effects of litigation on our business are uncertain and could have an adverse effect on our business.
As is typical in our industry, we continually face risks associated with litigation of various types, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any out-of-the-ordinary litigation with our customers, other members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business.
Loss of key vendor relationships or failure of a vendor to protect our data, confidential and proprietary information could affect our operations.
We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software, and vendors and/or outsourcing of services such as claim adjustment services, human resource benefits management services and investment management services. In the event that any vendor suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect our confidential, proprietary, and other information, we may suffer operational impairments and financial losses. In addition, while we generally monitor vendor risk, including the security and stability of our critical vendors, we may fail to properly assess and understand the risks and costs involved in the third-party relationships, and our financial condition and results of operations could be materially and adversely affected.
We anticipate that we will continue to rely on third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.
We may fail or be unable to protect our intellectual property rights for our proprietary technology platform and brand, or we may be sued by third parties for alleged infringement of their proprietary rights.
Our success and ability to compete depend in part on our intellectual property, which includes our rights in our brand and our proprietary technology used in certain of our product lines. We primarily rely on copyright and trade secret laws, and confidentiality agreements with our employees, customers, service providers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.
Our success depends also in part on our not infringing on the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry or the Company. In the future, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing on such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.
Risks Related to This Offering and Ownership of Our Common Stock
Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.
As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. After completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition and therefore we will need to have the ability to prepare financial statements that comply with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, to the extent that we are no longer an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts.
The Sarbanes-Oxley Act and the Dodd-Frank Act, as well as related rules subsequently implemented by the SEC and                 , have increased regulation of, and imposed enhanced disclosure and corporate governance requirements on, public companies. Our efforts to comply with these evolving laws, regulations and standards will increase our operating costs and divert management’s time and attention from revenue-generating activities.  Further, if these laws, regulations are rules were to change substantially in the future, we might be unable to meet new requirements.

These changes will also place significant additional demands on our finance and accounting staff and on our financial accounting and information systems. We may need to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:
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prepare and file periodic reports and distribute other stockholder communications, in compliance with the federal securities laws and requirements of                 ;

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define and expand the roles and the duties of our Board of Directors and its committees;

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institute more comprehensive compliance and investor relations functions; and

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evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business. The increased costs will decrease our net income and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as executive officers.
In addition, if we fail to implement the required controls with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired. If we do not implement the required controls in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or          . Any such action could harm our reputation and the confidence of investors in, and clients of, our Company and could negatively affect our business and cause the price of our shares of common stock to decline.
We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. We have identified a material weakness in our internal controls over financial reporting. If we are unable to remediate this material weakness, if we experience additional material weaknesses, or fail to achieve and maintain effective internal controls, our operating results and financial condition could be impacted and the market price of our common stock may be negatively affected.
As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act, which will require annual assessments by management of the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ended December 31, 2023. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404(b) of Sarbanes-Oxley until such time as we no longer qualify as an emerging growth company. See also “— We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors” for further discussion of these exemptions. Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial internal control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. In the course of preparing the consolidated financial statements for the year ended December 31, 2021, our management identified a material weakness in our internal control over financial reporting as we had not designed or maintained an effective control environment and associated control activities to meet our accounting and reporting requirements. This material weakness contributed to additional deficiencies in the control infrastructure within specific functions of the organization resulting in a failure to evaluate, account for and disclose complex transactions in an accurate and timely manner, resulting in a restatement of the financial statements for the year ended December 31, 2020 and late adjustments to the financial statements for the year ended December 31, 2021.
We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary business processes, systems, personnel and related internal controls. We have begun to remediate the material weakness and strengthen our internal control over financial reporting. Specifically, we have consolidated subject matter experts from reinsurance purchasing and financial reporting under one unit, implemented processes at contract inception and on a quarterly basis as to each outstanding reinsurance contract with variable features including management’s conclusion as to risk transfer and the financial statement impact. In addition, for purchase and divestiture of business transactions, we have implemented a policy whereby the transactions are summarized and the accounting is documented and provided to designated experts for review and conclusion. We have and will continue to strengthen our finance team and implement further policies, processes and documentation procedures relating to our financial reporting, including detailed review of specified accounts that require formal sign-off on a quarterly basis.
Neither we nor our independent registered public accounting firm have tested the effectiveness of our internal control over financial reporting, and we cannot assure you that we will be able to successfully remediate the material weakness described above or to avoid the identification of additional material weaknesses in the future. In addition, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(a) of Sarbanes-Oxley. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. Even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. Moreover, any material weaknesses or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information, we could become subject to litigation or investigations by Nasdaq, the SEC or other regulatory authorities, or our common stock listed on Nasdaq to be suspended or terminated, which could require additional financial and management resources, and could have a negative effect on the trading price of our common stock.
We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company,” and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions while we are an emerging growth company. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
There is no existing market for our common stock, and you cannot be certain that an active trading market will develop or a specific share price will be established.
Prior to this offering, there has been no public market for shares of our common stock. We have applied to list our common stock on Nasdaq under the symbol “SKWD.” We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market on such exchange or otherwise or how liquid that market might become. If an active and liquid trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for the shares of our common stock will be determined by negotiations among us, the selling stockholders and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile.
Our operating results and stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.
Our quarterly operating results are likely to fluctuate in the future as a publicly-traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to significant fluctuations after this offering in response to the factors described in this “Risk Factors” section and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:
•
market conditions in the broader stock market;

•
actual or anticipated fluctuations in our quarterly financial and operating results;

•
introduction of new products or services by us or our competitors;

•
issuance of new or changed securities analysts’ reports or recommendations;

•
results of operations that vary from expectations of securities analysts and investors;

•
short sales, hedging and other derivative transactions in our common stock;

•
guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•
strategic actions by us or our competitors;

•
announcement by us, our competitors or our acquisition targets;

•
sales, or anticipated sales, of large blocks of our stock, including by our directors, executive officers and principal stockholders;

•
additions or departures in our Board or Directors, senior management or other key personnel;

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regulatory, legal or political developments;

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public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•
litigation and governmental investigations;

•
changing economic conditions;

•
changes in accounting principles;

•
any indebtedness we may incur or securities we may issue in the future;

•
default under agreements governing our indebtedness;

•
exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;

•
changes in our credit ratings; and

•
other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock.
In addition, the stock markets, including                 , have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management’s attention and resources or harm our business.
Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.
Upon completion of this offering, we will have outstanding an aggregate of approximately          shares of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares,                 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by our directors, executive officers or any of our affiliates, as that term is defined in Rule 144 under the Securities Act. All remaining shares of common stock outstanding following this offering will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We have granted registration rights to certain holders of our common stock pursuant to our Amended and Restated Stockholders’ Agreement. Any shares registered pursuant to the registration rights agreement that we expect to amend and restate in connection with this offering described in “Certain Relationships and Related Party Transactions” will be freely tradable in the public market following a 180-day lock-up period as described below. Sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and may make it more difficult for us to sell equity or equity-linked securities in the future at a time and at a price that we deem necessary or appropriate.
In connection with this offering, our directors, executive officers, and certain of our stockholders have each agreed to enter into “lock-up” agreements with the underwriters and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any shares of our common stock for 180 days after the date of this prospectus, subject to certain customary exceptions without the prior consent of the representatives of the underwriters. Although we have been advised that there is no present intention to do so, the representatives may, in their sole discretion, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See the section entitled “Underwriting” for more information. Possible sales of these shares in the market following the waiver or expiration of such agreements could exert significant downward pressure on our stock price.
We expect that upon the consummation of this offering, our Board of Directors and our stockholders will have approved the 2022 Plan and the ESPP that will permit us to issue, among other things, stock options, restricted stock units and restricted stock to eligible employees (including our Named Executive Officers), directors and advisors, as determined by the compensation committee of the Board of Directors. We intend to file a registration statement under the Securities Act, as soon as practicable after the consummation of this offering, to cover the issuance of shares upon the exercise of awards granted, and of shares granted, under our existing plans, the 2022 Plan and the ESPP. As a result, any shares issued under the 2022 Plan and the ESPP after the consummation of this offering also will be freely tradable in the public market. If equity securities are granted under the 2022 Plan and the ESPP and it is perceived that they will be sold in the public market, then the price of our common stock could decline.
Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.
Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion in the application of the net proceeds from the sale of shares by us in this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the sale of shares by us in this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from the sale of shares by us in this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.
We may change our underwriting guidelines or our strategy without stockholder approval.
Our management has the authority to change our underwriting guidelines or our strategy without notice to our stockholders and without stockholder approval. As a result, we may make fundamental changes to our operations without stockholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in the section entitled “Business” or elsewhere in this prospectus.
Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price is higher than the net stockholders’ tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities divided by our shares of common stock outstanding immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution in net tangible book value per share after consummation of this offering. You may experience additional dilution upon future equity issuances. See the section entitled “Dilution.”
The issuance of additional stock, our stock incentive plans or otherwise will dilute all other stockholdings.
After this offering, based upon the initial public offering price of $      per share, we will have an aggregate of shares of common stock authorized but unissued and not reserved for issuance under our equity incentive plans, options granted to our directors, employees and consultants, or otherwise, assuming no exercise of the underwriters’ option to purchase additional shares. We may issue all of these shares without any action or approval by our stockholders. The issuance of additional shares could be dilutive to existing holders.
Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.
Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us even if such a change in control would increase the value of our common stock and prevent attempts by our stockholders to replace or remove our current Board of Directors or management.

We will have a number of anti-takeover devices that will be in place prior to the completion of this offering that will hinder takeover attempts and could reduce the market value of our common stock or prevent sale at a premium. Our anti-takeover provisions:
•
will permit the Board of Directors to establish the number of directors and fill any vacancies and newly created directorships;

•
will provide that our Board of Directors will be classified into three classes with staggered, three-year terms and that directors may only be removed for cause;

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will require super-majority voting to amend provisions in our certificate of incorporation and bylaws;

•
will include blank-check preferred stock, the preference rights and other terms of which may be set by the Board of Directors and could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise benefit our stockholders;

•
will eliminate the ability of our stockholders to call special meetings of stockholders;

•
will specify that special meetings of our stockholders can be called only by our Board of Directors, the chairman of our Board of Directors, or our chief executive officer;

•
will prohibit stockholder consent action by other than unanimous written consent;

•
will provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum;

•
will prohibit cumulative voting in the election of directors; and

•
will establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, as a Delaware corporation, we will be subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time.
Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following civil actions:
•
any derivative action or proceeding brought on our behalf;

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any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents or our stockholders;

•
any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware;

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any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; or

•
any action asserting a claim governed by the internal affairs doctrine.

However, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, this provision applies to Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision, if enforced, may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business and our industry. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would likely be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “would,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, our market opportunity and the potential growth of that market, our anticipated financial position, our liquidity and capital needs and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.
Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:
•
our inability to accurately assess our underwriting risk;

•
considerable competition for business in our industry;

•
exposure to certain risks arising out of our reliance on insurance retail agents and brokers, wholesalers and program administrators as certain of our distribution channels;

•
inability to purchase third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us;

•
inadequate losses and loss expense reserves to cover our actual losses;

•
a decline in our financial strength rating;

•
unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies;

•
our reinsurers failure reimburse us for claims on a timely basis, or at all;

•
failure to accurately and timely pay claims;

•
changes in accounting practices;

•
increased costs as a result of being a public company; and

•
the failure to maintain effective internal controls in accordance with Sarbanes-Oxley.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $      million, based upon the assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that the net proceeds to be received by us will be approximately $      million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our common stock in this offering by the selling stockholders.
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds that we receive from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $      million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds to us from this offering to make capital contributions of up to $      to our insurance company subsidiaries in order to grow our business and the remainder for general corporate purposes. Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering in accordance with our investment policy as determined by our Investment Committee.
This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

DIVIDEND POLICY
While we have paid dividends in the past, we currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt securities, preferred stock or credit facility.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2021 as follows:
•
on an actual basis;

•
on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2021 into           shares of common stock immediately prior to the closing of this offering, (2) the one for      reverse stock split effected on      , 2022, and (3) the filing of our Certificate of Incorporation immediately prior to the closing of this offering; and

•
on a pro forma as adjusted basis to give effect to (1) the pro forma items described immediately above, and (2) our issuance and sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.
($ in thousands, except per share amounts)	As of March 31, 2022
	Actual	Pro Forma
Notes payable	$50,000	$—
Subordinated debt	78,549	—
Total debt	128,549	—
Stockholders’ equity:
Series A preferred stock, $0.01 par value, 2,000,000 shares authorized, 1,970,124 shares issued and outstanding, actual	20	—
Common stock, $0.01 par value, 168,000,000 shares authorized, 67,052,434 shares issued and outstanding	671	—
Treasury stock, at par value, 917,800 shares	(9)	—
Additional paid-in capital	575,165	—
Stock notes receivable	(6,962)	—
Accumulated other comprehensive income	(11,764)	—
Accumulated deficit	(128,502)	—
Total stockholders’ equity	428,619	—
Total Capitalization	$557,168	$—
If the underwriters’ option to purchase additional shares is exercised in full, pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization and shares of common stock outstanding would be $      million, $      million, $      million, $      million and           shares, respectively.
The outstanding share information in the table above is based on           shares of our common stock outstanding as of                 , 2022 and excludes:
•
      shares of common stock reserved for future issuance under our 2022 Plan including options to purchase shares of common stock and restricted stock unit awards representing an aggregate amount of        shares of common stock, that our Compensation Committee granted to employees and non-employee directors following the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and pricing of this offering; and

•
      shares of common stock reserved for future issuance under our 2022 ESPP, which will become effective in connection with this offering.

DILUTION
If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of March 31, 2022, we had a historical net tangible book value of           million, or $      per share of common stock. Our net tangible book value represents total tangible assets less total liabilities, all divided by the number of shares of common stock outstanding on such date. Our pro forma net tangible book value (deficit) as of           was $      million, or $      per share.
Pro forma net tangible book value per share represents the amount of our net tangible book value divided by the number of shares of our common stock outstanding as of           , after giving effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock as of           into       shares of common stock immediately prior to the closing of this offering, (2) the one for           reverse stock split effected on      , 2022 and (3) the filing of our Certificate of Incorporation immediately prior to the closing of this offering.
After giving further effect to the sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of           would have been approximately $      million, or approximately $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $      per share to new investors purchasing shares of common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this per share dilution:
Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2021	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of December 31, 2021
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in net tangible book value per share to new investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our pro forma as adjusted net tangible book value per share after this offering by $      , and would increase (decrease) dilution per share to new investors in this offering by $      , in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $      per share and decrease (increase) the dilution to new investors by approximately $      per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional is exercised in full, pro forma as adjusted net tangible book value after this offering would be approximately $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      per share and the dilution per share to new investors would be $      per share, in each case assuming an initial

public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.
The following table summarizes, on a pro forma as adjusted basis as of March 31, 2022, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and to be paid by the new investors purchasing shares of common stock in this offering, at the assumed initial public offering price of common stock of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and estimated offering expenses payable by us.
	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing investors		%	$	%	$
New investors in this offering					$
Total		%	$	%
Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to           , or approximately    % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to           , or approximately    % of the total shares of common stock outstanding after this offering.
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to    % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to    % of the total number of shares of our common stock outstanding after this offering.
The number of shares of our common stock that will be outstanding after this offering is based on           shares of our common stock (including           shares of preferred stock on an as-converted basis) outstanding as of                 , 2022, and excludes:
•
       shares of common stock reserved for future issuance under our 2022 Long-Term Incentive Plan, or the 2022 Plan including options to purchase shares of common stock and restricted stock unit awards representing an aggregate amount of        shares of common stock, that our Compensation Committee granted to employees and non-employee directors following the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and pricing of this offering; and

•
       shares of common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering.

To the extent any of the outstanding options are exercised or new options or other securities are issued under our equity incentive plans, you will experience further dilution as a new investor in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions as part of our planned growth strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion of our historical results of operations and our liquidity and capital resources should be read together with the section entitled “Prospectus Summary — Summary Historical Consolidated Financial and Other Data” and the consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, this prospectus contains “forward-looking statements.” You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for factors and uncertainties that may cause our actual future results to be materially different from those in our forward-looking statements. Forward-looking statements in this prospectus are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.
Overview
We are a growing specialty insurance company delivering commercial P&C products and solutions on a non-admitted (or E&S) and admitted basis, predominantly in the United States. We focus our business on markets that are underserved, dislocated and/or for which standard insurance coverages are insufficient or inadequate to meet the needs of businesses, including our customers and prospective customers operating in these markets. Our customers typically require highly specialized, customized underwriting solutions and claims capabilities. As such, we develop and deliver tailored insurance products and services to address each of the niche markets we serve.
Our portfolio of insured risks is highly diversified — we insure customers operating in a wide variety of industries; we distribute through multiple channels; we write multiple lines of business, including general liability, excess liability, professional liability, commercial auto, group accident and health, property, surety and workers’ compensation; we insure both short and medium duration liabilities; and our business mix is balanced between E&S and admitted markets. All of these factors enable us to respond to market opportunities and dislocations by deploying capital with attractive risk-adjusted returns. We believe this diversification, combined with our underwriting and claims expertise, will produce strong growth and consistent profitability across P&C insurance pricing cycles.
We seek to lead in our chosen market niches and establish sustainable competitive positions in these markets. We refer to this strategy as “Rule Our Niche” and it forms the basis of our approach to building a strong defensible market position, creating a competitive moat, and winning our chosen markets. We believe that the principles underlying our strategy are key to achieving and sustaining best-in-class underwriting results through P&C insurance pricing cycles. We consistently strive for excellence in risk selection, pricing, and claims outcomes, and to amplify these critical functions with the use of advanced technology and analytics.
All of our insurance company subsidiaries are group rated and have financial strength ratings of “A-” (Excellent) from A.M. Best with a stable outlook, which was affirmed as of August 2021.
Factors Affecting Our Results of Operations
Beginning in 2020, we embarked upon a series of changes to refocus our strategy and position us for emerging opportunities in our chosen markets. In April 2020, we entered into the previously noted LPT reinsurance transaction covering policy years 2017 and prior to limit our exposure to loss reserve development primarily associated with certain exited businesses and to allow our management team to focus resources on profitably growing our continuing business. We present additional details regarding the financial impact of the LPT below.
In May 2020, we appointed Andrew Robinson as our Chief Executive Officer. Under Mr. Robinson’s leadership we made several organizational and strategic changes, multiple key hires across the organization, significant investment in technology and implementation of our name change and rebranding to Skyward Specialty. We also launched select new underwriting divisions and units and product lines, and substantially increased our Surety operations while exiting underperforming classes and divisions that did not fit within our “Rule Our Niche” strategy. The exited classes and divisions include specialty workers’ compensation, lawyers’

professional liability, automobile dealers programs, insurance agents and brokers professional liability, title agents professional liability, commercial auto for the timber industry and liability solutions for the hospitality industry.
In order to present our results of operations in a manner that aligns to the organizational and strategic changes which we have made, we present adjusted metrics which exclude the cost of entering into the LPT, the development of reserves subject to the LPT, and reinsurance recoveries under the LPT, which we refer to as “excluding the net impact of the LPT.” We have chosen to exclude the net impact of the LPT in certain non-GAAP metrics as the business subject to the LPT is not representative of our continuing business strategy. The business subject to the LPT is related to policy years 2017 and prior, was generated and managed under prior leadership, and has been predominantly exited during the re-positioning of our portfolio. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the Non-GAAP metrics we present in this prospectus.
Loss Portfolio Transfer
On April 1, 2020 (the “Inception Date”), we entered into a LPT retroactive reinsurance agreement with R&Q Bermuda (SAC) Limited, a third party reinsurer, with a valuation date of June 30, 2019 (the “Valuation Date”). As of the Valuation Date, we agreed to cede $153.1 million of net losses and LAE reserves (the “Net LPT Reserves”) for certain lines of business, primarily related to 2017 and prior policy years, subject to an aggregate cash deductible of $105 million which was withheld from the reinsurer. Subsequent to the Valuation Date but prior to the Inception Date, we strengthened the Net LPT Reserves by $5.5 million. This development resulted in an increase in the Net LPT Reserves of $158.6 million. As part of the agreement, net cash remitted to the third party reinsurer for the cession of the Net LPT Reserves was $53.6 million (reflecting the $158.6 million of Net LPT Reserves less the $105 million cash deductible).
As of the Inception Date, the LPT provided reinsurance protection of approximately $127.4 million above the Net LPT Reserves, subject to co-participations at specified amounts, detailed below. We paid $43.5 million in premium to the reinsurer for this reinsurance protection.
This premium payment combined with the $53.6 million remitted to the reinsurer resulted in a total cash transfer of $97.1 million on the Inception Date. See the sections entitled “Business — Reinsurance” and “Business — Reserves” for further details.
Subsequent to entering into the LPT, and during the year ended December 31, 2020, we strengthened the Net LPT Reserves by $49.0 million, resulting in an increase in the amount ceded under this agreement. The impact of the increase in the amount ceded was partially offset by $32.7 million of reinsurance recoveries. In total, we recognized $59.8 million of pre-tax net impact of the LPT, which was recorded in losses and LAE for the year ended December 31, 2020.
During the year ended December 31, 2021, we further strengthened the reserves for certain business subject to the LPT by $28.0 million, resulting in an increase in the amount ceded under this agreement. The increase in the amount ceded was partially offset by $11.9 million of reinsurance recoveries and $2.1 million of deferred gain. The deferred gain is recorded on our balance sheet in Other Liabilities and will earn through our income statement through loss and LAE over approximately two years, which represents the estimated time period in which we expect to receive recoveries of losses paid subject to the LPT. In total, we recognized $16.1 million of pre-tax net LPT expense, which was recorded in losses and LAE for the year ended December 31, 2021.

The following table presents the financial impact of entering into the LPT and subsequent strengthening of the of the reserves subject to the LPT on the statements of operations for the years ended December 31, 2021 and 2020:
	For the years ended December 31,
($ in thousands)	2021	2020
Expense to enter the LPT	—	(43,476)
Strengthening of LPT reserves	(28,000)	(49,013)
Reinsurance recoveries from the LPT	11,937	32,692
Net impact of the LPT (pre-tax)	$(16,063)	$(59,797)
Components of Our Results of Operations
Gross written premiums
Gross written premiums are the amounts received, or to be received, for insurance policies written or assumed by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our gross written premiums in any given period is generally influenced by new business submissions, binding of new business submissions into policies, renewals of existing policies, and average size and premium rate of bound policies.
Ceded written premiums
Ceded written premiums are the amount of gross written premiums ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential large losses. Ceded written premiums are earned over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded written premiums is impacted by the level of our gross written premiums and any decision we make to increase or decrease retention levels, policy limits and co-participations.
Net written premiums
Net written premiums are gross written premiums less ceded written premiums.
Net earned premiums
Net earned premiums represent the earned portion of our net written premiums. Our insurance policies generally have a term of one year and premiums are earned pro rata over the term of the policy.
Commission and fee income
Commission and fee income consists of commissions and fees earned on policies placed with third party insurance companies. In certain instances, the fee income relates to placement of business which is part of our packaged solutions. We recognize commission and fee income on the effective date of the policies.
Net investment income
We earn investment income on our portfolio of cash and invested assets, which includes cash and short-term investments, fixed maturity securities, equity securities, and private equity investments.
Net unrealized gains (losses)
Net unrealized gains (losses) represent the increase or decrease in the fair value of equity securities and loans held as investments during the period.
Net realized investment gains (losses)
Net realized investment gains (losses) are a function of the difference between the amount received by us on the sale of a security and the security’s amortized cost, as well as any credit impairments recognized in earnings.

Losses and LAE
Losses and LAE represent the costs incurred for insured losses, such as losses under a policy, whether paid or unpaid, as well as expenses of settling claims, including settlements, attorneys’ fees, investigation, appraisal, adjustment, defense costs, and the portion of general expenses allocated to claim resolution. Losses and LAE include a provision for claims that have occurred but have not yet been reported to the insurer. These expenses are a function of the amount and type of insurance contracts we write, and the loss experience associated with the underlying coverage. In general, our losses and LAE are affected by:
•
the occurrence, frequency and severity of claims associated with the particular types of insurance contracts that we write;

•
the reinsurance agreements we have in place at the time of a loss;

•
the mix of business written by us;

•
changes in the legal or regulatory environment related to the business we write;

•
trends in legal defense costs; and

•
inflation in the cost of claims including inflation related to wages, medical costs, building materials and automobile repairs.

Losses and LAE are based on actual paid losses and expenses, as well as an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Losses and LAE may be paid out over a period of years.
Underwriting, acquisition and insurance expenses
Underwriting, acquisition and insurance expenses include policy acquisition costs and other underwriting and insurance expenses. Policy acquisition costs consist of commissions we pay retail agents and brokers, program administrators, captive managers and third-party administrators, net of ceding commissions we receive from reinsurers on business ceded under certain of our reinsurance contracts. In addition, acquisition expenses include premium-related taxes and other fees. Our policy acquisition costs vary with, and are directly related to, the successful production of new or renewal business. Acquisition expenses related to each policy we write are deferred and amortized to expense in proportion to the premium earned over the term of the policy. Other underwriting and insurance expenses represent the general and administrative expenses of our insurance operations including employee compensation and benefits, and corporate functions such as technology costs, office rent, depreciation and professional service fees including legal, accounting, and actuarial.
Impairment charges
Impairment charges represent reductions in the carrying value of goodwill and intangible assets.
Other income and expenses
Other income and expenses includes gain (loss) on sale of a business and miscellaneous income and expenses.
Interest expense
Interest expense consists of interest incurred during the period related to our term loan, Trust Preferred, and subordinated notes, as well as on our revolving line of credit when applicable.
Amortization expense
Amortization expense consists of the amortization of intangible assets incurred during the period.
Income tax expense (benefit)
Income tax expense primarily relates to federal income taxes. The amount of income tax expense or benefit recorded in future periods will depend on the jurisdictions in which we operate and the tax laws and regulations in effect.

Key Operating and Financial Metrics
We discuss certain key metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance. These metrics are generally standard among insurance companies and help to provide comparability with our peers.
Net retention, expressed as a percentage, is the ratio of net written premiums to gross written premiums.
Underwriting income (loss) is a non-GAAP financial measure defined as income (loss) before income taxes excluding net investment income, net realized and unrealized gains and losses on investments, impairment charges, interest expense, amortization expense and other income and expenses. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of underwriting income (loss) to net income, which is the most directly comparable financial metric prepared in accordance with GAAP.
Loss ratio, expressed as a percentage, is the ratio of losses and LAE to net earned premiums.
Expense ratio, expressed as a percentage, is the ratio of underwriting, acquisition and insurance expenses less commission and fee income to net earned premiums. In certain instances, fee income relates to business placed with other insurers as part of our packaged solution.
Combined ratio is the sum of loss ratio and expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100% indicates an underwriting loss.
Adjusted loss ratio, expressed as a percentage, is a non-GAAP financial measure defined as the ratio of losses and LAE, excluding losses and LAE related to the LPT and all development on reserves fully or partially covered by the LPT, to net earned premiums. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of adjusted loss ratio to loss ratio, which is the most directly comparable financial metric prepared in accordance with GAAP.
Adjusted combined ratio is a non-GAAP financial measure defined as the sum of the adjusted loss ratio and the expense ratio. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of adjusted combined ratio to combined ratio, which is the most directly comparable financial metric prepared in accordance with GAAP.
Adjusted operating income (loss) is a non-GAAP financial measure defined as net income excluding the net impact of the LPT, net realized and unrealized gains or losses on investments, goodwill impairment charges and other income and expenses. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of adjusted operating income (loss) to net income (loss), which is the most directly comparable financial metric prepared in accordance with GAAP.
Return on equity is net income as a percentage of average beginning and ending stockholders’ equity, plus any temporary equity, during the applicable period.
Adjusted return on equity is a non-GAAP financial measure defined as adjusted operating income as a percentage of average beginning and ending stockholders’ equity, plus any temporary equity, during the applicable period. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of adjusted return on equity to return on equity, which is the most directly comparable financial metric prepared in accordance with GAAP.
Tangible stockholders’ equity is a non-GAAP financial measure defined as stockholders’ equity, plus any temporary equity, during the applicable period less goodwill and intangible assets. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of tangible stockholders’ equity to stockholders’ equity, which is the most directly comparable financial metric prepared in accordance with GAAP.
Return on tangible equity is a non-GAAP financial measure defined as net income as a percentage of average beginning and ending tangible stockholders’ equity during the applicable period. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of return on tangible equity to return on equity, which is the most comparable financial metric prepared in accordance with GAAP.
Adjusted return on tangible equity is a non-GAAP financial measure defined as adjusted operating income as a percentage of average beginning and ending tangible stockholders’ equity during the applicable period.

See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of adjusted return on tangible equity to return on equity, which is the most comparable financial metric prepared in accordance with GAAP.
Results of Operations
Three months ended March 31, 2022 compared to three months ended March 31, 2021
The following table summarizes our results of operations for the three months ended March 31, 2022 and 2021:
	For the three months ended March 31,
	2022	2021	Change	% Change
Gross written premiums	$282,642	$237,848	$44,794	18.8%
Ceded written premiums	(147,241)	(123,079)	(24,162)	-19.6%
Net written premiums	$135,401	$114,769	$20,632	18.0%
Net earned premiums	$141,726	$117,195	$24,531	20.9%
Commission and fee income	230	686	(456)	-66.5%
Losses and LAE	89,989	81,020	8,969	11.1%
Underwriting, acquisition and insurance expenses	40,534	31,029	9,505	30.6%
Policy acquisition costs	13,421	9,907	3,514	35.5%
Other operating and general expenses	27,113	21,122	5,991	28.4%
Underwriting income (loss)(1)	11,433	5,832	$5,601	96.0%
Net investment income	15,149	5,610	$9,539	170.0%
Net unrealized gains (losses)	(5,369)	5,613	$(10,982)	NM
Net realized investment gains	931	763	$168	22.0%
Impairment charges	—	(882)	$882	100.0%
Other income and (expenses)	—	3,453	$(3,453)	NM
Interest expense	1,177	1,155	$22	1.9%
Amortization expense	387	348	$39	11.2%
Income (loss) before federal income tax	20,580	18,886	$1,694	9.0%
Income tax expense (benefit)	4,269	3,966	$303	7.6%
Net income (loss)	$16,311	$14,920	$1,391	9.3%
Adjusted operating income(1)	$19,817	$7,852	$11,965	152.4%
Loss ratio	63.5%	69.1%
Expense ratio	28.4%	25.9%
Combined ratio	91.9%	95.0%
Annualized return on equity	15.3%	14.9%
Annualized return on tangible equity(1)	19.4%	19.3%
Adjusted loss ratio(1)	63.5%	69.1%
Expense ratio	28.4%	25.9%
Adjusted combined ratio(1)	91.9%	95.0%
Annualized adjusted return on equity(1)	18.5%	7.9%
Annualized adjusted return on tangible equity(1)	23.6%	10.2%

(1)
Non-GAAP financial measure. See the section entitled “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the Non-GAAP financial measures in accordance with their most applicable GAAP measure.

Premiums
The following table presents gross written premiums by underwriting division for the three months ended March 31, 2022 and 2021:
	For the three months ended March 31,
($ in thousands)	2022	% of Total	2021	% of Total	Change	% Change
Industry Solutions	$63,530	22.5%	$40,403	17.0%	$23,127	57.2%
Global Property	53,192	18.8%	41,413	17.4%	11,779	28.4%
Programs	47,510	16.8%	35,686	15.0%	11,824	33.1%
Accident & Health	32,583	11.5%	26,235	11.0%	6,348	24.2%
Captives	38,045	13.5%	31,209	13.1%	6,836	21.9%
Professional Lines	16,867	6.0%	12,807	5.4%	4,060	31.7%
Surety	16,252	5.8%	7,416	3.1%	8,836	119.1%
Transactional E&S	11,870	4.2%	4,839	2.0%	7,031	145.3%
Total continuing business	$279,849	99.0%	$200,008	84.1%	$79,841	39.9%
Exited business	2,793	1.0%	37,840	15.9%	(35,047)	-92.6%
Total gross written premiums	$282,642	100.0%	$237,848	100.0%	$44,794	18.8%
Gross written premiums were $282.6 million for the three months ended March 31, 2022, compared to $237.8 million for the three months ended March 31, 2021, an increase of $44.8 million, or 18.8%. Growth in gross written premiums was achieved by growth in our continuing business, which increased by a total of $79.8 million or 39.9% compared to the prior year. This growth was partially offset by a $35.0 million, or 92.6%, decline within exited business.
Gross written premium growth within continuing business was driven by organic growth through strong policy retention, achievement of premium rate increases and new business production, particularly within our Industry Solutions, Global Property and Accident & Health divisions. Growth was also driven by the addition of new Programs and Captives during the second half of 2021, as well as continued production from newly-hired underwriting talent, primarily within the Professional Lines, Surety and Transactional E&S divisions.
Net written premiums were $135.4 million for the three months ended March 31, 2022, compared to $114.8 million for the three months ended March 31, 2021, an increase of $20.6 million, or 18.0%. The growth in net written premiums was driven by the growth in gross written premiums. See the section entitled “Business — Our Business” for more information regarding gross written premiums for each underwriting division.
Net earned premiums were $141.7 million for the three months ended March 31, 2022, compared to $117.2 million for the three months ended March 31, 2021, an increase of $24.5 million, or 20.9%. Growth in net written premiums in 2021 and in the first quarter of 2022 drove the growth in net earned premiums year over year. See the section entitled “Business — Our Business — Reinsurance” for additional information on our reinsurance programs.
Loss ratio
The loss ratio was 63.5% for the three months ended March 31, 2022, compared to 69.1% for the three months ended March 31, 2021.

The following tables summarize the effect of the factors indicated above on the loss ratios for the three months ended March 31, 2022 and 2021:
	For the three months ended March 31,
	2022		2021
($ in thousands)	Losses and LAE	% of Net Earned Premiums	Losses and LAE	% of Net Earned Premiums
Loss Ratio:
Current Accident Year(1) – Excluding Catastrophe	$89,989	63.5%	$77,666	66.3%
Current Accident Year – Catastrophe Losses(2)	—	0.0%	3,354	2.9%
Prior Year Development – Non-LPT Related	—	0.0%	—	0.0%
Prior Year Development – Net Impact of LPT(3)	—	0.0%	—	0.0%
Total	$89,989	63.5%	$81,020	69.1%
Adjusted Loss Ratio(4):
Current Accident Year(1) – Excluding Catastrophe	$89,989	63.5%	$77,666	66.3%
Current Accident Year – Catastrophe Losses(2)	—	0.0%	3,354	2.9%
Prior Year Development – Non-LPT Related	—	0.0%	—	0.0%
Total	$89,989	63.5%	$81,020	69.1%

(1)
Accident year loss ratio, expressed as a percentage, is the ratio of losses and LAE for the current accident year (excluding development on prior accident year reserves) to net earned premiums.

(2)
We define catastrophe losses as any single loss, or group of losses, related to a single Property Claim Services (“PCS” a Verisk company) designated catastrophe event. PCS has defined catastrophes in the United States, Puerto Rico, and the U.S. Virgin Islands as events that cause $25.0 million or more in direct insured losses to property and affect a significant number of policyholders and insurers.

(3)
Includes reserve development for policy years and business subject to the LPT net of reinsurance recoveries from the LPT.

(4)
Non-GAAP financial measure. See the section entitled “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measures in accordance with GAAP to their most applicable GAAP measure.

The improvement in the loss ratio versus the prior year was driven by an improvement in the current accident year loss ratio, excluding catastrophe losses combined with a reduction in catastrophe losses. The improvement in the current accident year loss ratio, excluding catastrophe losses was driven by changing mix of business, including the continued run-off of exited business. There were no catastrophe losses incurred in the first quarter of 2022 compared to $3.4 million, or 2.9 points of catastrophe losses incurred in the first quarter of 2021. There was not development related to the LPT in the first quarter of either year, therefore the adjusted loss ratio was 63.5% for the three months ended March 31, 2022 compared to 69.1% for the three months ended March 31, 2021.

Expense Ratio
The expense ratio was 28.4% for the three months ended March 31, 2022 compared to 25.9% for the three months ended March 31, 2021. The following table summarizes the components of the expense ratio for the three months ended March 31, 2022 and 2021:
	For the three months ended March 31,
	2022		2021
($ in thousands)	Expenses	% of Net Earned Premiums	Expenses	% of Net Earned Premiums
Net policy acquisition expenses	$13,421	9.5%	$9,907	8.5%
Other operating and general expenses	27,113	19.1%	21,122	18.0%
Underwriting, acquisition and insurance expenses	40,534	28.6%	31,029	26.5%
Commission and fee income	(230)	-0.2%	(686)	-0.6%
Total net expenses	$40,304	28.4%	$30,343	25.9%
The increase in the expense ratio for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, was primarily driven by changes in our mix of business, with an increase in underwriting, acquisition, and insurance expenses combined with a decline in commission and fee income (which is netted against other underwriting expenses in the calculation of expense ratio).
Combined Ratio
The combined ratio and adjusted combined ratio were 91.9% for the three months ended March 31, 2022, compared to 95.0% for the three months ended March 31, 2021.
Investing Results
The following table summarizes the components of net investment income and net investment gains for the three months ended March 31, 2022 and 2021:
	For the three months ended March 31,
	2022		2021
($ in thousands)	Net Investment Income	Net Yield	Net Investment Income	Net Yield	$ Change	% Change
Cash and Short-term Investments	$5	0.0%	$89	0.1%	$(84)	-94.4%
Fixed Income	2,987	2.7%	1,871	2.3%	1,116	59.6%
Opportunistic Fixed Income	11,447	25.7%	3,427	10.3%	8,020	234.0%
Equities	710	1.7%	223	0.9%	487	218.4%
Net investment income	$15,149	6.0%	$5,610	2.6%	$9,539	170.0%
Net unrealized gains (losses)	$(5,369)		$5,613		$(10,982)	NM
Net realized investment gains	$931		$763		$168	22.0%
Net investment income was $15.1 million for the three months ended March 31, 2022, compared to $5.6 million for the three months ended March 31, 2021. The increase in net investment income was driven by the deployment of cash flow from operations and reinvestment of our cash and short-term investment portfolio into higher yielding investments within our Fixed Income, Opportunistic Fixed Income and Equities portfolios. In addition, we recognized $8.5 million of income within our Opportunistic Fixed Income portfolio due to market appreciation of limited partnerships during the three months ended March 31, 2022, compared to $3.5 million during the three months ended March 31, 2021. Limited partnership income primarily reflects increases in reported net asset values during the quarter. Until these asset values are monetized and the resultant income is distributed, they are subject to future increases or decreases in asset value. Our investment portfolio had a net investment yield of 6.0% for the three months ended March 31, 2022, compared to 2.6% for the three months ended March 31, 2021.
Net unrealized losses were $5.4 million for the three months ended March 31, 2022 compared to net unrealized gains of $5.6 million for the three months ended March 31, 2021. The primary reason for the decrease was a decline in equity investment markets during the current period.
Net realized gains were $0.9 million for the three months ended March 31, 2022, compared to $0.8 million for the three months ended March 31, 2021.
Impairment Charges
Impairment charges were $0.0 million for the three months ended March 31, 2022, compared to $0.9 million for the three months ended March 31, 2021. The impairment charge in 2021 was primarily due to the write-off of goodwill within our Program underwriting division.
Other Income and Expenses
Other income was $0.0 million for the three months ended March 31, 2022 compared to $3.5 million for the three months ended March 31, 2021. The increase was driven by gains on the sales of business units during 2021.
Amortization Expense
Amortization expense related to intangible assets was $0.4 million for the three months ended March 31, 2022 compared to $0.3 million for the three months ended March 31, 2021.
Interest Expense
Interest expense was $1.2 million for the three months ended March 31, 2022 and 2021.
Income Tax Expense (Benefit)
Income tax expense was $4.3 million for the three months ended March 31, 2022 compared to income tax expense of $4.0 million for the three months ended March 31, 2021. Our effective tax rate was 20.7% for the three months ended March 31, 2022, compared to 21.0% for the three months ended March 31, 2021.

Results of Operations
Year ended December 31, 2021 compared to year ended December 31, 2020
The following table summarizes our results of operations for the years ended December 31, 2021 and 2020:
	For the years ended December 31,
	2021	2020	Change	% Change
Gross written premiums	$939,859	$873,613	$66,246	7.6%
Ceded written premiums	(410,716)	(412,090)	1,374	0.3%
Net written premiums	$529,143	$461,523	$67,620	14.7%
Net earned premiums	$499,823	$431,911	$67,912	15.7%
Commission and fee income	3,973	5,664	(1,691)	-29.9%
Losses and LAE	354,411	362,182	(7,771)	-2.1%
Underwriting, acquisition and insurance expenses	138,498	119,818	18,680	15.6%
Underwriting income (loss)(1)	10,887	(44,425)	$55,312	124.5%
Net investment income	24,646	14,130	$10,516	74.4%
Net unrealized gains (losses)	15,251	(928)	$16,179	NM
Net realized investment gains	1,856	1,067	$789	73.9%
Impairment charges	(2,821)	(57,582)	$54,761	95.1%
Other income and (expenses)	4,632	128	$4,504	NM
Interest expense	4,622	5,532	$(910)	-16.4%
Amortization expense	1,520	1,390	$130	9.4%
Income (loss) before federal income tax	48,309	(94,532)	$142,841	151.1%
Income tax expense (benefit)	9,992	(19,890)	$29,882	150.2%
Net income (loss)	$38,317	$(74,642)	$112,959	151.3%
Adjusted operating income(1)	$36,062	$17,876	$18,185	101.7%
Loss ratio	70.9%	83.9%
Expense ratio	26.9%	26.4%
Combined ratio	97.8%	110.3%
Return on equity	9.4%	-19.5%
Return on tangible equity(1)	11.9%	-27.7%
Adjusted loss ratio(1)	67.7%	70.0%
Expense ratio	26.9%	26.4%
Adjusted combined ratio(1)	94.6%	96.4%
Adjusted return on equity(1)	8.8%	4.6%
Adjusted return on tangible equity(1)	11.2%	6.6%

(1)
Non-GAAP financial measure. See the section entitled “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the Non-GAAP financial measures in accordance with their most applicable GAAP measure.

Premiums
The following table presents gross written premiums by underwriting division for the years ended December 31, 2021 and 2020:
	For the years ended December 31,
($ in thousands)	2021	% of Total	2020	% of Total	Change	% Change
Industry Solutions	$219,973	23.4%	$176,177	20.2%	$43,796	24.9%
Global Property	167,887	17.9%	155,027	17.7%	12,860	8.3%
Programs	140,283	14.9%	119,479	13.7%	20,804	17.4%
Accident & Health	112,146	11.9%	94,616	10.8%	17,530	18.5%
Captives	87,836	9.3%	58,722	6.7%	29,114	49.6%
Professional Lines	59,992	6.4%	28,816	3.3%	31,176	108.2%
Surety	51,792	5.5%	13,176	1.5%	38,616	293.1%
Transactional E&S	27,997	3.0%	2,318	0.3%	25,679	1107.8%
Total continuing business	$867,906	92.3%	$648,331	74.2%	$219,575	33.9%
Exited business	71,953	7.7%	225,282	25.8%	(153,329)	-68.1%
Total gross written premiums	$939,859	100.0%	$873,613	100.0%	$66,246	7.6%
Gross written premiums were $939.9 million for the year ended December 31, 2021, compared to $873.6 million for the year ended December 31, 2020, an increase of $66.2 million, or 7.6%. Growth in gross written premiums was achieved by growth in our continuing business, which increased by a total of $219.6 million or 33.9% compared to the prior year. This growth was partially offset by a $153.3 million, or 68.1%, decline within exited business.
Gross written premium growth within continuing business was driven by organic growth through strong policy retention, achievement of premium rate increases and new business production, particularly within our Industry Solutions, Global Property and Accident & Health divisions. Growth was also driven by the addition of new Programs and Captives during 2021, the acquisition of Aegis Surety Bonds and Insurance Services, LLC, as well as production from newly-hired underwriting talent, primarily within the Professional Lines, Surety and Transactional E&S divisions.
Net written premiums were $529.1 million for the year ended December 31, 2021, compared to $461.5 million for the year ended December 31, 2020, an increase of $67.6 million, or 14.7%. The growth in net written premiums was driven by the growth in gross written premiums, as well as an increase in our net retention as a result of a reduction in the amount of reinsurance purchased during the year ended December 31, 2021. See the section entitled “Business — Our Business” for more information regarding gross written premiums for each underwriting division.
Net earned premiums were $499.8 million for the year ended December 31, 2021, compared to $431.9 million for the year ended December 31, 2020, an increase of $67.9 million, or 15.7%. Growth in net written premiums in 2021 drove the growth in net earned premiums. See the section entitled “Business — Our Business — Reinsurance” for additional information on our reinsurance programs.
Loss ratio
The loss ratio was 70.9% for the year ended December 31, 2021, compared to 83.9% for the year ended December 31, 2020.

The following tables summarize the effect of the factors indicated above on the loss ratios for the years ended December 31, 2021 and 2020:
	For the years ended December 31,
	2021		2020
($ in thousands)	Losses and LAE	% of Net Earned Premiums	Losses and LAE	% of Net Earned Premiums
Loss Ratio:
Current Accident Year(1) – Excluding Catastrophe	$326,520	65.3%	$297,622	68.9%
Current Accident Year – Catastrophe Losses(2)	11,828	2.4%	4,223	1.0%
Prior Year Development – Non-LPT Related	—	0.0%	540	0.1%
Prior Year Development – Net Impact of LPT(3)	16,063	3.2%	59,797	13.8%
Total	$354,411	70.9%	$362,182	83.9%
Adjusted Loss Ratio(4):
Current Accident Year(1) – Excluding Catastrophe	$326,520	65.3%	$297,622	68.9%
Current Accident Year – Catastrophe Losses(2)	11,828	2.4%	4,223	1.0%
Prior Year Development – Non-LPT Related	—	0.0%	540	0.1%
Total	$338,348	67.7%	$302,385	70.0%

(1)
Accident year loss ratio, expressed as a percentage, is the ratio of losses and LAE for the current accident year (excluding development on prior accident year reserves) to net earned premiums.

(2)
We define catastrophe losses as any single loss, or group of losses, related to a single Property Claim Services (“PCS” a Verisk company) designated catastrophe event. PCS has defined catastrophes in the United States, Puerto Rico, and the U.S. Virgin Islands as events that cause $25.0 million or more in direct insured losses to property and affect a significant number of policyholders and insurers.

(3)
Includes reserve development for policy years and business subject to the LPT net of reinsurance recoveries from the LPT.

(4)
Non-GAAP financial measure. See the section entitled “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measures in accordance with GAAP to their most applicable GAAP measure.

The improvement in the loss ratio versus the prior year was driven by an improvement in the current accident year loss ratio, excluding catastrophe losses and a reduction in prior year development related to the net impact of the LPT, partially offset by an increase in catastrophe losses. The improvement in the current accident year loss ratio, excluding catastrophe losses was driven by changing mix of business, including the continued run-off of exited business, which historically had higher loss ratios. Our 2021 results include $16.1 million net incurred losses and LAE related to the LPT, comprised of $28.0 million of reserve strengthening offset by $11.9 million of reinsurance recoveries. Our 2020 results include $59.8 million of net incurred losses and LAE related to the net impact of the LPT, comprised of (i) $43.5 million of expense to enter into the LPT and (ii) $49.0 million attributable to strengthening our reserves subject to the LPT, partially offset by $32.7 million of reinsurance recoveries under the LPT. The adjusted loss ratio was 67.7% for the year ended December 31, 2021 compared to 70.0% for the year ended December 31, 2020. The improvement in the adjusted loss ratio versus the prior year was driven by an improvement in the current accident year loss ratio, excluding catastrophe losses, partially offset by an increase in catastrophe losses.

Expense Ratio
The expense ratio was 26.9% for the year ended December 31, 2021 compared to 26.4% for the year ended December 31, 2020. The following table summarizes the components of the expense ratio for the years ended December 31, 2021 and 2020:
	For the years ended December 31,
	2021		2020
($ in thousands)	Expenses	% of Net Earned Premiums	Expenses	% of Net Earned Premiums
Net policy acquisition expenses	$47,061	9.4%	$36,971	8.6%
Other operating and general expenses	91,437	18.3%	82,847	19.2%
Underwriting, acquisition and insurance expenses	138,498	27.7%	119,818	27.7%
Commission and fee income	(3,973)	-0.8%	(5,664)	-1.3%
Total net expenses	$134,525	26.9%	$114,154	26.4%
The increase in the expense ratio for the year was primarily driven by changes in our mix of business, with an increase in underwriting, acquisition, and insurance expenses combined with a decline in commission and fee income (which is netted against other underwriting expenses in the calculation of expense ratio).
Combined Ratio
The combined ratio was 97.8% for the year ended December 31, 2021, compared to 110.3% for the year ended December 31, 2020. The adjusted combined ratio was 94.6% for the year ended December 31, 2021, compared to 96.4% for the year ended December 31, 2020.
Investing Results
The following table summarizes the components of net investment income and net investment gains for the years ended December 31, 2021 and 2020:
	For the years ended December 31,
	2021		2020
($ in thousands)	Net Investment Income	Net Yield	Net Investment Income	Net Yield	$ Change	% Change
Cash and Short-term Investments	$224	0.1%	$1,211	0.4%	$(987)	-81.5%
Fixed Income	9,071	2.3%	6,770	2.4%	2,301	34.0%
Opportunistic Fixed Income	12,571	8.6%	5,492	4.7%	7,079	128.9%
Equities	2,780	2.3%	657	0.7%	2,123	323.1%
Net investment income	$24,646	2.7%	$14,130	1.8%	$10,516	74.4%
Net unrealized gains (losses)	$15,251		$(928)		$16,179	NM
Net realized investment gains	$1,856		$1,067		$789	73.9%
Net investment income was $24.6 million for the year ended December 31, 2021, compared to $14.1 million for the year ended December 31, 2020. The primary driver for the increase in net investment income was the deployment of cash flow from operations and reinvestment of our cash and short-term investment portfolio into higher yielding investments within our Fixed Income, Opportunistic Fixed Income and Equities portfolios. In addition, we recognized $7.5 million of income within our Opportunistic Fixed Income portfolio due to market appreciation of limited partnerships during the year ended December 31, 2021, compared to $3.6 million during the year ended December 31, 2020. Limited partnership income primarily reflects increases in reported net asset values during the year. Until these asset values are monetized and the resultant income is distributed, they are subject to future increases or decreases in asset value. Our investment portfolio had a net investment yield of 2.7% for the year ended December 31, 2021, compared to 1.8% for the year ended December 31, 2020.
Net unrealized gains were $15.3 million for the year ended December 31, 2021 compared to net unrealized losses of $0.9 million for the year ended December 31, 2020. The primary reason for the increase was market appreciation of common equity investments.
Net realized gains were $1.9 million for the year ended December 31, 2021, compared to $1.1 million for the year ended December 31, 2020.
Impairment Charges
Impairment charges were $2.8 million for the year ended December 31, 2021, compared to $57.6 million for the year ended December 31, 2020. The charge in 2021 was primarily due to the write-off of goodwill related to our exited title agent professional liability insurance business. The $57.6 million impairment charge during 2020 is primarily comprised of goodwill impairment charges of $38.0 million within our Accident & Health underwriting division, $10.4 million within our exited business, and $9.2 million within our Programs underwriting division.
Other Income and Expenses
Other income was $4.6 million for the year ended December 31, 2021 compared to $0.1 million for the year ended December 31, 2020. The $4.5 million increase was driven by gains on the sales of affiliated entities during 2021.
Amortization Expense
Amortization expense related to intangible assets was $1.5 million for the year ended December 31, 2021 compared to $1.4 million for the year ended December 31, 2020.
Interest Expense
Interest expense was $4.6 million for the year ended December 31, 2021, compared to $5.5 million for the year ended December 31, 2020. The $0.9 million decrease was driven by a decrease in floating interest rates applicable to our term loan and debentures during 2021.
Income Tax Expense (Benefit)
Income tax expense was $10.0 million for the year ended December 31, 2021 compared to a benefit of $19.9 million for the year ended December 31, 2020. Our effective tax rate was 20.7% for the year ended December 31, 2021, compared to 21.0% for the year ended December 31, 2020.
Reconciliation of Non-GAAP Financial Measures
Adjusted Operating Income (Loss)
We define adjusted operating income (loss) as net income (loss) excluding the impact of certain items that may not be indicative of underlying business trends, operating results, or future outlook, net of tax impact. We use adjusted operating income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted operating income (loss) should not be viewed as a substitute for net income (loss) calculated in accordance with GAAP, and other companies may define adjusted operating income differently.

Adjusted operating income for the three months ended March 31, 2022 and 2021 reconciles to net income (loss) as follows:
	For the three months ended March 31,
	2022		2021
($ in thousands)	Before income taxes	After income taxes	Before income taxes	After income taxes
Income (loss) as reported	$20,580	$16,311	$18,886	$14,920
Less:
Net impact of loss portfolio transfer	—	—	—	—
Net unrealized gains (losses)	(5,369)	(4,242)	5,613	4,434
Net realized investment gains	931	735	763	603
Impairment charges	—	—	(882)	(697)
Net realized gain on sale of business	—	—	3,453	2,728
Other operating (loss) income	—	—	—	—
Adjusted operating income	$25,018	$19,817	$9,939	$7,852
Adjusted operating income for the year ended December 31, 2021 and 2020 reconciles to net income (loss) as follows:
	For the years ended December 31,
	2021		2020
($ in thousands)	Before income taxes	After income taxes	Before income taxes	After income taxes
Income (loss) as reported	$48,309	$38,317	$(94,532)	$(74,642)
Less:
Net impact of loss portfolio transfer	(16,063)	(12,690)	(59,797)	(47,240)
Net unrealized gains (losses)	15,251	12,048	(928)	(733)
Net realized investment gains	1,856	1,466	1,067	843
Impairment charges	(2,821)	(2,229)	(57,582)	(45,490)
Net realized gain on sale of business	5,077	4,011	—	—
Other operating (loss) income	(445)	(352)	128	101
Adjusted operating income	$45,454	$36,062	$22,580	$17,876
Underwriting income (loss)
We define underwriting income (loss) as net income (loss) before income taxes excluding net investment income, net realized and unrealized gains and losses on investments, impairment charges, interest expense, amortization expense and other income and expenses. Underwriting income (loss) represents the pre-tax profitability of our underwriting operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting income (loss) should not be viewed as a substitute for pre-tax income (loss) calculated in accordance with GAAP, and other companies may define underwriting income (loss) differently.

Underwriting income (loss) for the three months ended March 31, 2022 and 2021 reconciles to income (loss) before federal income tax as follows:
	For the three months ended March 31,
($ in thousands)	2022	2021
Income (loss) before federal income tax	$20,580	$18,886
Add:
Interest expense	1,177	1,155
Amortization expense	387	348
Less:
Net investment income	15,149	5,610
Net unrealized gains (losses)	(5,369)	5,613
Net realized investment gains	931	763
Impairment charges	—	(882)
Net realized gain on sale of business	—	3,453
Other operating (loss) income	—	—
Underwriting income (loss)	$11,433	$5,832
Underwriting income (loss) for the years ended December 31, 2021 and 2020 reconciles to income (loss) before federal income tax as follows:
	For the years ended December 31,
($ in thousands)	2021	2020
Income (loss) before federal income tax	$48,309	$(94,532)
Add:
Interest expense	4,622	5,532
Amortization expense	1,520	1,390
Less:
Net investment income	24,646	14,130
Net unrealized gains (losses)	15,251	(928)
Net realized investment gains	1,856	1,067
Impairment charges	(2,821)	(57,582)
Net realized gain on sale of business	5,077	—
Other operating (loss) income	(445)	128
Underwriting income (loss)	$10,887	$(44,425)
Adjusted Loss Ratio / Adjusted Combined Ratio
We define adjusted loss ratio and adjusted combined ratio as the corresponding ratio (calculated in accordance with GAAP), excluding losses and LAE related to the LPT and all development on reserves fully or partially covered by the LPT. We use these adjusted ratios as internal performance measures in the management of our operations because we believe they give our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Our adjusted loss ratio and adjusted combined ratio should not be viewed as substitutes for our loss ratio and combined ratio, respectively.

Adjusted loss ratio and adjusted combined ratio for the three months ended March 31, 2022 and 2021 reconcile to loss ratio and combined ratio as follows:
	For the three months ended March 31,
($ in thousands)	2022	2021
Net earned premiums	$141,726	$117,195
Losses and LAE	89,989	81,020
Less: Pre-tax net impact of loss portfolio transfer	—	—
Adjusted losses and LAE	89,989	81,020
Loss ratio	63.5%	69.1%
Less: Net impact of LPT	0.0%	0.0%
Adjusted Loss Ratio	63.5%	69.1%
Combined ratio	91.9%	95.0%
Less: Net impact of LPT	0.0%	0.0%
Adjusted Combined Ratio	91.9%	95.0%
Adjusted loss ratio and adjusted combined ratio for the years ended December 31, 2021 and 2020 reconcile to loss ratio and combined ratio as follows:
	For the years ended December 31,
($ in thousands)	2021	2020
Net earned premiums	$499,823	$431,911
Losses and LAE	354,411	362,182
Less: Pre-tax net impact of loss portfolio transfer	16,063	59,797
Adjusted losses and LAE	338,348	302,385
Loss ratio	70.9%	83.9%
Less: Net impact of LPT	3.2%	13.8%
Adjusted Loss Ratio	67.7%	70.0%
Combined ratio	97.8%	110.3%
Less: Net impact of LPT	3.2%	13.8%
Adjusted Combined Ratio	94.6%	96.4%
Tangible Stockholders’ Equity
We define tangible stockholders’ equity as stockholders’ equity, plus any temporary equity, less goodwill and intangible assets. Our definition of tangible stockholders’ equity may not be comparable to that of other companies and should not be viewed as a substitute for stockholders’ equity calculated in accordance with GAAP. We use tangible stockholders’ equity internally to evaluate the strength of our balance sheet and to compare returns relative to this measure.

Tangible stockholders’ equity for the periods ended March 31, 2022, December 31, 2021 and December 31, 2020 reconciles to stockholders’ equity as follows:
	As of
	March 31, 2022	December 31,
($ in thousands)		2021	2020
Stockholders’ equity	$428,619	$425,214	$302,267
Plus: Temporary Equity	—	—	90,302
Less: Goodwill and intangible assets	90,970	91,336	84,014
Tangible stockholders’ equity	$337,649	$333,878	$308,555
Adjusted Return on Equity
We define adjusted return on equity as adjusted operating income expressed as a percentage of average beginning and ending stockholders’ equity, plus any temporary equity, during the period. We use adjusted return on equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on equity should not be viewed as a substitute for return on equity calculated in accordance with GAAP, and other companies may define adjusted return on equity differently.
Adjusted return on equity for the three months ended March 31, 2022 and 2021 reconciles to return on equity as follows:
	For the three months ended March 31,
($ in thousands)	2022	2021
Numerator: adjusted operating income	$19,817	$7,852
Denominator: average stockholders’ equity including temporary equity	427,350	399,264
Adjusted return on equity(1)	18.5%	7.9%

(1)
Adjusted return on equity is calculated on an annualized basis by multiplying the quarterly result by a factor of four.

Adjusted return on equity for the years ended December 31, 2021 and 2020 reconciles to return on equity as follows:
	For the years ended December 31,
($ in thousands)	2021	2020
Numerator: adjusted operating income	$36,062	$17,876
Denominator: average stockholders’ equity including temporary equity	409,803	382,666
Adjusted return on equity	8.8%	4.6%
Return on Tangible Equity
We define return on tangible equity as net income as a percentage of average beginning and ending tangible stockholders’ equity during the period. We use return on tangible equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Return on tangible equity should not be viewed as a substitute for return on equity calculated in accordance with GAAP, and other companies may define return on tangible equity differently.

Return on tangible equity for the three months ended March 31, 2022 and 2021 reconciles to return on equity as follows:
	For the three months ended March 31,
($ in thousands)	2022	2021
Numerator: net income (loss)	$16,311	$14,920
Denominator: average tangible stockholders’ equity	336,197	309,128
Return on tangible equity(1)	19.4%	19.3%

(1)
Return on tangible equity is calculated on an annualized basis by multiplying the quarterly result by a factor of four.

Return on tangible equity for the years ended December 31, 2021 and 2020 reconciles to return on equity as follows:
	For the years ended December 31,
($ in thousands)	2021	2020
Numerator: net income (loss)	$38,317	$(74,642)
Denominator: average tangible stockholders’ equity	322,128	269,206
Return on tangible equity	11.9%	-27.7%
Adjusted Return on Tangible Equity
We define adjusted return on tangible equity as adjusted operating income as a percentage of average beginning and ending tangible stockholders’ equity during the period. We use adjusted return on tangible equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on tangible equity should not be viewed as a substitute for return on equity calculated in accordance with GAAP, and other companies may define adjusted return on tangible equity differently.
Adjusted return on tangible equity for the three months ended March 31, 2022 and 2021 reconciles to return on equity as follows:
	For the three months ended March 31,
($ in thousands)	2022	2021
Numerator: adjusted operating income	$19,817	$7,852
Denominator: average tangible stockholders’ equity	336,197	309,128
Adjusted return on tangible equity(1)	23.6%	10.2%

(1)
Adjusted return on tangible equity is calculated on an annualized basis by multiplying the quarterly result by a factor of four.

Adjusted return on tangible equity for the years ended December 31, 2021 and 2020 reconciles to return on equity as follows:

	For the years ended December 31,
($ in thousands)	2021	2020
Numerator: adjusted operating income	$36,062	$17,876
Denominator: average tangible stockholders’ equity	322,128	269,206
Adjusted return on tangible equity	11.2%	6.6%
Liquidity and Capital Resources
Sources and Uses of Funds
We are organized as a holding company with our operations primarily conducted by our wholly-owned insurance subsidiaries, HSIC, IIC, and GMIC, which are domiciled in Texas, and OSIC, which is domiciled in Oklahoma. Accordingly, the holding company may receive cash through (1) corporate service fees from our operating subsidiaries, (2) payments pursuant to our consolidated tax allocation agreement, (3) dividends from our subsidiaries, subject to certain limitations discussed below regarding dividends from our insurance subsidiaries, (4) loans from banks, (5) draws on a revolving loan agreement, and (6) issuance of equity and debt securities. We also may use the proceeds from these sources to contribute funds to insurance subsidiaries in order to support premium growth, pay dividends and taxes and for other business purposes.
Skyward Service Company receives corporate service fees from the operating subsidiaries to reimburse it for most of the operating expenses that it incurs. Reimbursement of expenses through corporate service fees is based on the actual costs that we expect to incur with no mark-up above our expected costs.
We file a consolidated U.S. federal income tax return with our subsidiaries, and under our corporate tax allocation agreement, each participant is charged or refunded taxes according to the amount that the participant would have paid or received had it filed on a separate return basis with the Internal Revenue Service (the “IRS”).
Applicable state insurance laws restrict the ability of the insurance subsidiaries to declare stockholder dividends without prior regulatory approval. Applicable state insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on an insurer’s business.
Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. Our insurance subsidiaries did not pay dividends to us for the years ended December 31, 2021 or 2020.
As of March 31, 2022, our holding company had $7.6 million in cash and investments, compared to $5.8 million as of December 31, 2021 and $12.6 million as of December 31, 2020.
We believe that we have sufficient liquidity available to meet our operating cash needs and obligations and committed capital expenditures for the next 12 months.
Cash Flows
Our most significant source of cash is from premiums received from our insureds, which, for most policies, we receive at the beginning of the coverage period, net of the related commission amount for the policies. Our most significant cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that generally earn interest and dividends. We also use cash to pay for operating expenses such as salaries, rent and taxes and capital expenditures such as technology systems. As described under “— Reinsurance” below, we use reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.
The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, and as a result their timing can influence cash flows from operating activities in any given period. Management believes that cash receipts from premiums and proceeds from investment income are sufficient to cover cash outflows in the foreseeable future
Our cash flows for the three months ended March 31, 2022 and 2021 were:
	For the three months ended March 31,
($ in thousands)	2022	2021
Cash and cash equivalents provided by (used in):
Operating activities	$45,882	$38,411
Investing activities	(55,596)	(57,517)
Financing activities	186	1,011
Change in cash and cash equivalents	$(9,528)	$(18,095)
The increase in cash provided by operating activities the three months ended March 31, 2022 and 2021 was due primarily to the timing of premium receipts, claim payments and reinsurance activity. Cash flows from operations were used primarily to fund investing activities.
For the three months ended March 31, 2022, net cash used in investing activities was $55.6 million, a decrease of $1.9 million from the three months ended March 31, 2021. Cash used in investing activities was funded by cash provided by operating activities.
For the three months ended March 31, 2022, net cash provided by financing activities was $0.2 million, compared to net cash provided by financing activities of $1.0 million for the three months ended March 31, 2021.
Our cash flows for the twelve months ended December 31, 2021 and 2020 were:
	For the years ended December 31,
($ in thousands)	2021	2020
Cash and cash equivalents provided by (used in):
Operating activities	$175,285	$44,709
Investing activities	(183,014)	(74,934)
Financing activities	1,380	56,301
Change in cash and cash equivalents	$(6,349)	$26,076
The increase in cash provided by operating activities in 2021 and 2020 was due primarily to the timing of premium receipts, claim payments and reinsurance activity, including funding the LPT during 2020. Cash flows from operations in each of the past two years were used primarily to fund investing activities.
For the year ended December 31, 2021, net cash used in investing activities was $183.0 million, an increase of $108.1 million from 2020 due to the investment of cash provided by operating activities.
For the year ended December 31, 2021, net cash provided by financing activities was $1.4 million. For the year ended December 31, 2020, net cash provided by financing activities was $56.3 million driven by the receipt of $90.4 million of net proceeds from the completion of our private preferred share rights offering on April 24, 2020, partially offset by the repayment of $33.8 million on our revolving line of credit.

Credit Agreements
On December 11, 2019, we entered into a credit agreement with Prosperity Bank which provided us with a $50.0 million term loan (the “Term Loan”) and a $50.0 million revolving line of credit (the “Revolver”) with additional capacity up to $75.0 million.
The Term Loan
The interest rate on the Term Loan is the lesser of the one-month LIBOR (0.45% on March 31, 2022) plus the “Applicable Margin,” which is defined as 1.65%, or the Highest Lawful Rate. The “Highest Lawful Rate” is defined as the lesser of (a) (i) the “weekly ceiling” as defined within Section 303.003 of the Texas Finance code, as amended or (ii) the “annualized ceiling” as defined within Section 303.103 of the Texas Finance Code, as amended and (b) (i) 24% if the principal is less than $250 thousand or (ii) 28% if the principal is greater than $250 thousand. Interest-only payments are due and payable on a quarterly basis through December 31, 2024. As of March 31, 2022 the principal balance on the Term Loan was $50.0 million, which is due December 31, 2024.
The Revolver
The interest rate on the revolver is the lesser of the Prime Rate (3.50% on March 31, 2022) or the one-month LIBOR (0.45% on December 31, 2021) plus the Applicable Margin, which is defined as the lesser of 1.65%, or the Highest Lawful Rate. The revolving promissory note includes a fee of 0.25% on the unused portion. Interest-only payments are due and payable on a quarterly basis through December 31, 2024. As of March 31, 2022, there was no outstanding balance on the Revolver compared to a contractual capacity of $50.0 million. Subject to lender approval, we have a right to increase the capacity to $75.0 million.
Borrowings under the Term Loan and Revolver may be used to refinance debt and general corporate purposes.
Included in the Credit Agreement is a provision that allows for us to issue up to $20.0 million of letters of credit (“LOCs”). Any amounts drawn on the LOCs must either be repaid, or the balance constitutes additional borrowings under the Revolver. As of March 31, 2022, there were no LOCs issued.
Trust Preferred
In August 2006, we received $58.0 million of proceeds from a debenture offering through a statutory trust, Delos Capital Trust (the “Trust”). The sole asset of the Trust consists of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures (the “Trust Preferred”) with a principal amount of $59.8 million issued by us and cash of $1.8 million from the issuance of Trust common shares purchased by us equal to 3% of the Trust capitalization. The Trust Preferred are an unsecured obligation, are redeemable on or after September 15, 2011, and have a maturity date of September 15, 2036. Interest on the Trust Preferred is payable quarterly at an annual rate based on the three-month LIBOR plus 3.4%, which was 0.96% at March 31, 2022.
Subordinated Debt
In May 2019, we issued unsecured subordinated notes (the “Notes”) with an aggregate principal amount of $20.0 million. Interest on the subordinated notes is 7.25% fixed for the first 8 years and 8.25% fixed thereafter. Early retirement of the debt ahead of the eight (8) year commitment requires all interest payments to be paid in full, as well as the return of all capital. Principal payment is due at maturity on May 24, 2039 and interest is payable quarterly.
At March 31, 2022, December 31, 2021 and December 31, 2020, the ratio of total debt outstanding, including the Term Loan, the Revolver, the Trust Preferred and the Notes, to total capitalization (defined as total debt plus stockholders’ equity, plus any temporary equity) was 23.1%, 23.2% and 24.6%, respectively. We believe that having debt as part of our capital structure reduces our blended cost of capital and allows us to generate a higher return on equity and return on tangible equity and generates a higher growth rate of our book value per share than we could by using equity capital alone.

Reinsurance
We strategically purchase reinsurance from third parties which enhances our business by protecting capital from severity events (either large single event losses or catastrophes) and reducing volatility in our earnings. Our reinsurance contracts are predominantly one year in length and renew annually throughout the year, primarily in January and June. At each annual renewal, we consider several factors that influence any changes to our reinsurance purchases, including any plans to change the underlying insurance coverage we offer, updated loss activity, the level of our capital and surplus, changes in our risk appetite and the cost and availability of reinsurance treaties.
We purchase quota share reinsurance, excess of loss reinsurance, and facultative reinsurance coverage to limit our exposure from losses on any one occurrence. The mix of reinsurance purchased considers efficiency, cost, our risk appetite and specific factors of the underlying risks we underwrite.
•
Quota share reinsurance refers to a reinsurance contract whereby the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission.

•
Excess of loss reinsurance refers to a reinsurance contract whereby the reinsurer agrees to assume all or a portion of the ceding company’s losses for an individual claim or an event in excess of a specified amount in exchange for a premium payable amount negotiated between the parties. This definition includes our catastrophe reinsurance program.

•
Facultative coverage refers to a reinsurance contract on individual risks as opposed to a group or class of business. It is used for a variety of reasons, including supplementing the limits provided by the treaty coverage or covering risks or perils excluded from treaty reinsurance.

For the years ended December 31, 2021 and 2020, our net retention on a written basis (calculated as net written premiums as a percentage of gross written premiums) was 56.3% and 52.8%, respectively.
The following is a summary of our reinsurance programs as of June 1, 2022:
Line of Business	Maximum Company Retention
Accident & Health	$0.75 million per occurrence
Commercial Auto(1)	$1.0 million per occurrence
Excess Casualty(1)	$2.35 million per occurrence
General Liability(1)	$2.0 million per occurrence
Professional Lines	$2.4 million per occurrence
Property	$2.0 million per occurrence
Surety	$3.0 million per occurrence
Workers’ Compensation	$1.95 million per occurrence

(1)
Legal defense expenses can force exposure above the maximum company retention for Excess Casualty, Commercial Auto and General Liability.

We use quota share reinsurance principally related to our Global Property, Captives and Accident & Health underwriting divisions. Quota share is also used within our Programs underwriting division for property lines. For the year ended December 31, 2021 and 2020, quota share reinsurance ceded premiums as a percentage of total gross written premiums were 28.3% and 32.7%, respectively. Facultative reinsurance is principally used in our Global Property division and the Specialty Trucking unit of our Industry Solutions divisions. For the year ended December 31, 2021 and 2020, facultative reinsurance ceded premiums as a percentage of total gross written premiums were 11.9% and 11.3%, respectively.
For the year ended December 31, 2021, property insurance represented 20.2% of our gross written premiums. We actively manage and continuously monitor our aggregation of property writings by geographic area to limit our potential for aggregation of loss resulting from severe events such as hurricanes, convective storms, and earthquakes. We buy catastrophe reinsurance to further mitigate an aggregation of property losses due to a single event or series of events. To inform our purchase of catastrophe reinsurance, we use third-party stochastic and our own deterministic models to analyze the risk of aggregation of losses from such events. These models provide a quantitative view of PML events, which is an estimate of the level of loss we would expect to experience once in a given number of years (referred to as the return period). Based upon our modeling, it would take an event beyond our 1 in 250-year PML to exhaust our $32.0 million property catastrophe coverage. Additionally, we seek to expose no more than 3.0% of our stockholders’ equity to a catastrophic loss that is less than a 1 in 250-year event. We believe our current reinsurance program provides coverage well in excess of our theoretical losses from any recorded historical event.
In the event of a catastrophe that impacts our reinsurance contracts, a portion of our reinsurance program includes the right to pay additional premium to reinstate reinsurance limits for potential future recoveries during the same contract year and preserve our limit for subsequent events. This payment for subsequent event coverage is known as a “reinstatement.”
We seek to purchase reinsurance from reinsurers that are rated at least “A-” (“Excellent”) or better by A.M. Best. As of March 31, 2022, 98.6% of our reinsurance recoverables were either derived from reinsurers rated “A-” (Excellent) by A.M. Best, or better, or were collateralized for our reinsurance recoverable by the reinsurer, with an additional 0.4% of the March 31, 2022 balance collateralized in April 2022. While we only select reinsurers whom we believe to have acceptable credit and A.M. Best ratings, if our reinsurers are unable to pay the claims for which they are responsible, we ultimately retain primary liability to our policyholders. Hence, failure of the reinsurer to honor its obligations could result in losses to us, and therefore, we establish allowances for amounts considered uncollectible. At December 31, 2021 and 2020, there was no allowance for uncollectible reinsurance.
Ratings
Skyward Specialty and its insurance subsidiaries have a financial strength rating of  “A-” (Excellent) with a stable outlook from A.M. Best, which rates insurance companies based on factors of concern for policyholders. A.M. Best assigns 16 ratings to insurance companies, which currently range from “A++” (Superior) to “F” (In Liquidation). The “A-” (Excellent) rating is assigned to insurers that have, in A.M. Best’s opinion, an excellent ability to meet their ongoing obligations to policyholders. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligation to policyholders and is not an evaluation directed at investors. See also the section entitled “Risk Factors — Risks Related to Our Business — A decline in our financial strength rating may adversely affect the amount of business we write” for a discussion of the potential impact of changes to our financial strength rating.
The group financial strength ratings assigned by A.M. Best have an impact on the ability of the insurance subsidiaries to attract and retain our distribution partners and on the risk profiles of the submissions for insurance that the insurance subsidiaries receive. The “A-” (Excellent) rating was affirmed by A.M. Best in August 2021 and is consistent with our business plan and allows us to actively pursue relationships with our distribution partners.
Contractual Obligations and Commitments
The following table illustrates our contractual obligations and commercial commitments by due date as of December 31, 2021:
	Payments due by period
($ in thousands)	Total	Less Than One Year	One Year or More
Reserves for losses and LAE	$979,549	$345,563	$633,986
Long-term debt	129,794	—	129,794
Interest on debt obligations	61,579	4,427	57,152
Operating lease obligations	11,966	2,395	9,571
Total	$1,182,888	$352,385	$830,503

Reserves for losses and LAE represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. Estimating reserves for losses and LAE is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on our own, industry and peer group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period will be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on reserves for losses and LAE are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Reinsurance balances recoverable on reserves for paid and unpaid losses and LAE totaled $536.3 million and $538.9 million at December 31, 2021 and 2020, respectively.
Financial Condition
Stockholders’ Equity
At March 31, 2022, stockholders’ equity was $428.6 million and tangible stockholders’ equity was $337.6 million, compared to stockholders’ equity of $426.1 million and tangible stockholders’ equity of $334.7 million at December 31, 2021. The increase in both stockholders’ equity and tangible stockholders’ equity was primarily due to net income earned for the three months ended March 31, 2022 of $16.3 million and a reduction of stock notes receivable of $2.1 million, partially offset by the net increase in unrealized losses of $16.7 million related to available-for-sale securities, net of taxes.
At December 31, 2021, stockholders’ equity was $426.1 million and tangible stockholders’ equity was $334.7 million. At December 31, 2020, stockholders’ equity (including temporary equity of $90.3 million) was $393.5 million and tangible stockholders’ equity (including temporary equity) was $309.5 million. Temporary equity of $90.3 million at December 31, 2020 resulted from a private preferred share rights offering completed on April 24, 2020, which preferred shares conversion rate was contingently adjustable in the future and there was no contractual limit on the number of common shares that could be issued. As of December 31, 2021, temporary equity has been reclassified into stockholders’ equity as a result of the conversion rate becoming fixed and the preferred shares becoming convertible into a fixed number of common shares as of such date. For a detailed discussion of temporary equity and the preferred share rights offering, see the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. The increase in both stockholders’ equity and tangible stockholders’ equity was primarily due to net income earned for the year ended December 31, 2021 of $38.3 million, partially offset by the net increase in unrealized losses of $7.6 million related to available-for-sale securities, net of taxes. See “— Reconciliation of Non-GAAP Financial Measures” for a reconciliation of tangible stockholders’ equity to stockholders’ equity, which is the most directly comparable financial metric prepared in accordance with GAAP.
Dividend declarations
We did not declare any dividends in the years ended December 31, 2021 and 2020.

Investment portfolio
The following table summarizes the components of our total investments and cash as of and for the periods ended March 31, 2022 and December 31, 2021:
	For the three months ended March 31, 2022			For the year ended December 31, 2021
($ in thousands)	Fair value	% of total	Net Yield	Fair value	% of total	Net Yield
Cash and Short-term Investments	$229,083	22.4%	0.0%	$207,024	20.9%	0.1%
Fixed Income	438,752	42.9%	2.7%	458,351	46.2%	2.3%
Opportunistic Fixed Income	188,666	18.4%	25.7%	168,058	17.0%	8.6%
Equities	166,849	16.3%	1.7%	158,033	15.9%	2.3%
Total Investments and Cash	$1,023,350	100.0%	6.0%	$991,466	100.0%	2.7%
Cash & Short-term Investments
The Cash & Short-term Investments portfolio consists of cash, cash equivalents, money market funds and other highly liquid (less than one year duration) short-term investments. We expect that the Cash & Short-term Investment portfolio will decrease as funds are deployed in accordance with our investment strategy.
Fixed Income
The Fixed Income portfolio consists primarily of investment grade fixed income securities which are predominantly highly- rated and liquid bonds. Our objective in the Fixed Income portfolio is to earn attractive risk-adjusted returns with a low risk of loss of principal. The Fixed Income portfolio is managed by third party managers. The average duration of the Fixed Income portfolio is approximately 4.6 years and 4.3 years as of March 31, 2022 and December 31, 2021, respectively. The weighted average credit rating of the portfolio was “AA” by Standard & Poor’s Financial Services, LLC (“Standard & Poor’s”) as of both March 31, 2022 and December 31, 2021:
	For the three months ended March 31, 2022		For the year ended December 31, 2021
($ in thousands)	Fair value	% of total fair value	Fair value	% of total fair value
U.S. government securities	45,041	10.3%	49,263	10.7%
Corporate securities and miscellaneous	149,850	34.2%	154,163	33.6%
Municipal securities	54,307	12.4%	56,942	12.4%
Residential mortgage-backed securities	94,426	21.5%	103,735	22.6%
Commercial mortgage-backed securities	15,766	3.6%	14,484	3.2%
Asset-backed securities	79,362	18.1%	79,764	17.4%
Fixed Income securities, available for sale	438,752	100.0%	458,351	100.0%

The table below summarizes the credit quality of our Fixed Income portfolio as of March 31, 2022 and December 31, 2021, as rated by Standard & Poor’s or equivalent designation:
	For the three months ended March 31, 2022		For the year ended December 31, 2021
($ in thousands)	Fair value	% of total	Fair value	% of total
AAA	$204,397	46.6%	$223,404	48.7%
AA	67,674	15.4%	67,157	14.7%
A	85,793	19.6%	87,337	19.1%
BBB	78,366	17.9%	76,835	16.8%
BB and Lower	2,522	0.6%	3,618	0.8%
Total Fixed Income	$438,752	100.0%	$458,351	100.0%
Opportunistic Fixed Income
The Opportunistic Fixed Income portfolio consists of separately managed accounts, limited partnerships, promissory notes and equity interests. The underlying securities held are primarily floating rate, comprised of short duration, collateralized, asset-oriented credit investments designed to generate attractive risk-adjusted returns. The limited partnerships are subject to future increases or decreases in asset value and may exhibit volatile results as asset values are monetized and the resultant income is distributed. The Opportunistic Fixed Income portfolio is managed by Arena Investors, LP (“Arena”), which is affiliated with Westaim, our largest shareholder at the time of this offering. The average duration of the Opportunistic Fixed Income portfolio is approximately 1.4 years and 1.5 years as of March 31, 2022 and December 31, 2021, respectively.
The following table summarizes the components of our Opportunistic Fixed Income portfolio by industry sector for the periods ended March 31, 2022 and December 31, 2021:
	For the three months ended March 31, 2022		For the year ended December 31, 2021
($ in thousands)	Fair Value	% of Total	Fair Value	% of Total
Real Estate	$80,120	42.5%	$75,305	44.8%
Oil & Gas	20,913	11.1%	20,321	12.1%
Banking, Finance & Insurance	14,447	7.7%	13,683	8.1%
Other Sectors(1)	20,906	11.1%	16,936	10.1%
Cash and Cash Equivalents(2)	52,280	27.7%	41,813	24.9%
Opportunistic Fixed Income	$188,666	100.0%	$168,058	100.0%

(1)
Other Sectors primarily includes additional sectors such as Aerospace & Defense, Business Services, Retail, Commercial & Industrial and Environmental.

(2)
Includes cash on settlements that have not yet been redeployed.

Equities
The Equities portfolio primarily consists of domestic preferred stocks, common equities, exchange traded funds, limited partnerships, limited liability corporations and other types of equity interests 76% of which are publicly traded. During 2021, we initiated a tail-risk management strategy that is designed to provide some protection for the equity portfolio relating to a significant decline in the S&P 500 within a 30 day period. We continued this strategy in the quarter ended March 31, 2022. The annual cost of the strategy is approximately $2.5 million. Our Equities portfolio is directed internally and includes both self-managed investments and portfolios managed by third-party investment management firms.

The following table summarizes the components of our Equities portfolio by security type for the periods ended March 31, 2022 and December 31, 2021:
	For the three months ended March 31, 2022		For the year ended December 31, 2021
($ in thousands)	Fair value	% of total fair value	Fair value	% of total fair value
Domestic Common Equities	$81,476	48.8%	$82,895	52.5%
International Common Equities	27,186	16.3%	16,911	10.7%
Preferred Stock	18,419	11.0%	18,166	11.5%
Other(1)	39,768	23.8%	40,061	25.3%
Equities	$166,849	100.0%	$158,033	100.0%

(1)
Other includes LPs, LLCs and other equity interests.

Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, equity prices, foreign currency exchange rates and commodity prices. The primary components of market risk affecting us are credit risk and interest rate risk. We do not have significant exposure to foreign currency exchange rate risk or commodity risk.
Credit risk
Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of debt instruments in our Fixed Income and Opportunistic Fixed Income portfolios. Our risk management strategy and investment policy is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. At March 31, 2022, our Fixed Income portfolio had an average rating of “AA,” with approximately 81.5% of securities in that portfolio rated “A” or better by at least one nationally recognized rating organization. Our policy is to invest in investment grade fixed income securities which are high quality and liquid, providing a stable income stream, supplemented by opportunistic fixed income and equity securities, with the objective of further enhancing the portfolio’s diversification and risk-adjusted returns. At March 31, 2022, approximately 0.6% of our Fixed Income portfolio was unrated or rated below investment-grade. Through our investment managers, we monitor the financial condition of all of the issuers of securities in our portfolio.
In addition, we are subject to credit risk with respect to our third-party reinsurers. Although our third-party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue, and we might not collect amounts recoverable from our reinsurers. We address this credit risk by seeking to purchase reinsurance from reinsurers that are rated at least “A-” (Excellent) or better by A.M. Best. We also perform, along with our reinsurance broker, periodic credit reviews of our reinsurers. As of March 31, 2022, 98.6% of our reinsurance recoverables were either derived from reinsurers rated A- (Excellent) by A.M. Best, or better, or were collateralized through funds held, trusts and letters of credit our reinsurance recoverable by the reinsurer, with an additional 0.4% of the March 31, 2022 balance collateralized in April 2022. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment, including commutation, novation and letters of credit.
Interest rate risk
Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to our investment portfolio is interest rate risk associated with investments in fixed income securities. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our securities decreases. Conversely, as interest rates fall, the fair value of our securities increases. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio in directional relation to the duration of our reserves. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our Fixed Income investment portfolios after consideration of the estimated duration of our liabilities and other factors. Our fixed maturity securities, including both Fixed Income and Opportunistic Fixed Income portfolios, had a weighted average effective duration of 2.7 years as of March 31, 2022.
We had fixed income securities that were subject to interest rate risk with a fair value of $458.4 million at December 31, 2021. Our opportunistic fixed income securities are excluded from our interest rate sensitivity analysis as they are primarily floating rate and treated as held to maturity securities.
The table below summarizes the sensitivity of the fair value of our Fixed Income portfolio to selected hypothetical changes in interest rates as of December 31, 2021.
	For the year ended December 31, 2021
($ in thousands)	Estimated Fair Value	Estimated Change in Fair Value	Estimated % Increase (Decrease) in Fair Value
300 basis point increase	$401,928	$(56,423)	(12.3)%
200 basis point increase	$419,804	$(38,547)	(8.4)%
100 basis point increase	$438,779	$(19,572)	(4.3)%
No change	$458,351	$—	0.0%
100 basis point decrease	$473,889	$15,538	3.4%
200 basis point decrease	$480,856	$22,505	4.9%
300 basis point decrease	$481,085	$22,734	5.0%
Changes in interest rates will have an immediate effect on comprehensive income and stockholders’ equity but will not ordinarily have an immediate effect on net income. Actual results may differ from the hypothetical change in market rates assumed in the table above. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value
Equity price risk
Equity price risk represents the potential economic losses due to adverse changes in equity security prices. As of March 31, 2022, approximately 16.3% of the fair value of our investment portfolio (excluding cash and cash equivalents) was invested in equity securities. We manage equity price risk through portfolio diversification and maintain a tail-risk management strategy that is designed to provide some protection for the equity portfolio relating to a significant decline in the S&P 500 within a 30 day period.
Critical Accounting Policies and Estimates
We identified the accounting estimates below as critical to the understanding of our financial position and results of operations. Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect our reported amounts of assets, liabilities, revenues and expenses and the disclosure of our material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Reserves for unpaid losses and LAE
The reserves for unpaid losses and LAE is the largest and most complex estimate in our consolidated balance sheet. The reserves for unpaid losses and LAE represent our estimated ultimate cost of all unreported and reported but unpaid insured claims and the cost to adjust these losses that have occurred as of or before the balance sheet date. We do not discount our reserves for losses and LAE to reflect estimated present value. We estimate the reserves using individual case-basis valuations of reported claims and statistical analyses and various actuarial procedures. Those estimates are based on our historical information, industry and peer group information and our estimates of future trends in variable factors such as loss severity, loss frequency and other factors such as inflation. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Additionally, during the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, the ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and the related LAE may vary significantly from the estimate included in our financial statements.
We categorize our reserves for unpaid losses and LAE into two types: case reserves and IBNR. Our gross reserves for losses and LAE at December 31, 2021 were $979.5 million, and of this amount, 53.9% related to IBNR. Our net reserves for losses and LAE at December 31, 2021 were $598.2 million, and of this amount, 60.0% related to IBNR.
Our gross reserves for losses and LAE at December 31, 2020 were $856.8 million, and of this amount, 53.1% related to IBNR. Our net reserves for losses and LAE at December 31, 2020 were $481.6 million, and of this amount, 57.3% related to IBNR.
The following tables present our gross and net reserves for unpaid losses and LAE at December 31, 2021 and 2020:
	For the year ended December 31, 2021
($ in thousands)	Gross	% of Total	Net	% of Total
Case reserves	$451,446	46.1%	$239,013	40.0%
IBNR	528,103	53.9%	359,198	60.0%
Total	$979,549	100.0%	$598,211	100.0%
	For the year ended December 31, 2020
($ in thousands)	Gross	% of Total	Net	% of Total
Case reserves	$401,648	46.9%	$205,705	42.7%
IBNR	455,132	53.1%	275,898	57.3%
Total	$856,780	100.0%	$481,602	100.0%
Case reserves are established for individual claims that have been reported to us. We are notified of losses by our insureds or their agents or our brokers. Based on the information provided, we establish case reserves by estimating the ultimate losses from the claim, including defense costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with advice from internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses. In limited circumstances, we utilize the services of TPAs to assist in the adjustment of claims. Our internal claims managers oversee TPA activities and monitor their individual claim handling activities to our prescribed standards.
Our IBNR reserves are developed in accordance with Actuarial Standards of Practice promulgated by the American Academy of Actuaries. Our reserve review is performed by our Reserve Committee that utilizes several accepted loss reserving methods to arrive at our best estimate of loss reserves. We give consideration to the relative strengths and weaknesses of each of the methods in deriving our actuarial best estimate of the liabilities. Where we have limited years of loss experience compared to the period over which we expect losses to be reported, we use industry and/or peer-group data in addition to our own data as a basis for selecting the parameters underlying our reserving methods. We monitor loss emergence daily. We carefully consider other internal or external factors such as underwriting, claims handling, economic, or environmental changes that could adversely affect the accuracy of the assumptions underlying our standard actuarial methods and when necessary we will adjust these assumptions, methods, and/or procedures to ensure that they appropriately reflect these changing conditions. The duration of loss reserves is 2.3 years, as of March 31, 2022.
Our Reserve Committee includes our Chief Actuary, Chief Risk Officer, Chief Financial Officer and Chief Claim Officer. The Reserve Committee meets quarterly to review the actuarial reserving recommendations made by the Chief Actuary and uses their best judgment to determine the best estimate to be recorded for the reserve for losses and LAE on our balance sheet. In establishing the quarterly actuarial recommendation for the reserves for losses and LAE, our actuary estimates an initial expected ultimate loss ratio for each of our underwriting divisions. Input from our underwriting and claims departments, including premium pricing assumptions and historical experience, is considered by our actuary in estimating the initial expected loss ratios. Multiple actuarial methods are used to estimate the reserve for losses and LAE. These methods utilize, to varying degrees, the initial expected loss ratio, detailed statistical analysis of past claims reporting and payment patterns, claims frequency and severity, paid loss experience, industry loss experience, and changes in market conditions, policy forms, exclusions, and exposures. The actuarial methods used to estimate losses and LAE reserves are:
•
Reported and/or Paid Loss Development Methods — Ultimate losses are estimated based on historical reported and/or paid loss reporting patterns. Reported losses are the sum of paid and case losses. Industry development patterns are substituted for historical development patterns when sufficient historical data is not available.

•
Reported Bornhuetter-Ferguson Methods — Ultimate losses are estimated as the sum of cumulative reported losses and estimated IBNR losses. IBNR losses are estimated based on historical development patterns and one or more of the following: expected average severity and estimated ultimate claims counts, expected pure premium, and expected loss ratios underlying our loss cost multipliers.

•
Paid Bornhuetter-Ferguson Method — Under this method, ultimate losses are estimated as the sum of cumulative paid losses and estimated unpaid losses. Unpaid losses are estimated based on the expected loss ratios underlying our loss cost multipliers, and selected industry development patterns of paid losses.

We utilize each of these methods in our comprehensive review of reserves. When evaluating reserves related to less mature policy years, we utilize the Bornhuetter-Ferguson Method as the primary method for our ultimate loss indications. As we move to more mature policy years, we transition to the Reported and/or Paid Loss Development Methods. We primarily rely on reported methods where case reserving is consistently applied across policy years, however, when there is a change in reserving philosophy we will blend both reported and paid methods in our evaluation of ultimate loss indications.
Our reserves are driven by several important factors, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims’ settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business, but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.
Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting and payment patterns could differ from our expected reporting and payment patterns, which are based on our own data and industry data. Accordingly, the ultimate settlement of losses and the related LAE may vary significantly from the estimates included in our financial statements. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in the results of current operations.
The table below quantifies the impact of potential reserve deviations from our carried reserve at December 31, 2021. We applied sensitivity factors to incurred losses for the three most recent accident years and to the carried reserve for all prior accident years combined. In the selection of the volatility factors, we have considered the potential impact of changes in current loss trends, pricing trends, and other actuarial reserving assumptions. The aggregate development depicted in the sensitivity analysis is consistent with the average development in recent calendar periods and a reasonable depiction of the potential volatility of the reserve estimates for the current calendar period. We believe that potential changes such as these would not have a material impact on our liquidity.
($ in thousands)			December 31, 2021		Potential Impact on 2021
Sensitivity	Accident Year	Net Ultimate Loss and LAE Sensitivity Factor	Net Ultimate Incurred Losses and LAE	Net Loss and LAE Reserve	Pre-tax income	Stockholders’ Equity(1)
Sample increases	2021	5.0%	$338,348	$260,797	$(16,917)	$(13,365)
	2020	4.0%	302,245	114,675	(12,090)	(9,551)
	2019	3.0%	252,563	57,913	(7,577)	(5,986)
	Prior	5.0%		164,326	(8,216)	(6,491)
Sample decreases	2021	(5.0)%	338,348	260,797	16,917	13,365
	2020	(4.0)%	302,245	114,675	12,090	9,551
	2019	(3.0)%	252,563	57,913	7,577	5,986
	Prior	(5.0)%		164,326	8,216	6,491

(1)
In 2021, the effective rate was consistent with the U.S. corporate income tax rate of 21% and is used to estimate the potential impact to stockholders’ equity.

The amount by which estimated losses differ from those originally reported for a period is known as “development.” Development is unfavorable when the losses ultimately settle for more than the amount reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.
Investments
Fair value measurements
We have established a framework for valuing financial assets and financial liabilities. The framework is based on a hierarchy of inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company’s significant market assumptions. The three levels of inputs that may be used to measure fair value and categorize the assets and liabilities within the hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to us for identical assets or liabilities. These prices generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.
Level 2 — Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, nonbinding quotes in markets that are not active for identical or similar assets and other market observable inputs (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.).

Level 3 — Fair value is based on at least one or more significant unobservable inputs that are supported by little or no market activity for the asset. These inputs reflect our understanding about the assumptions market.
We generally obtain valuations from third-party pricing services and/or security dealers for identical or comparable assets or liabilities by obtaining nonbinding broker quotes (when pricing service information is not available) in order to determine an estimate of fair value. We base all of our estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s-length transaction.
Impairment
We review fixed income securities for other-than-temporary impairments (“OTTI”) based upon quantitative and qualitative criteria that include, but are not limited to, downgrades in rating agency levels for securities, the duration and extent of declines in fair value of the security below its cost or amortized cost, interest rate trends, our intent to sell or hold the security, market conditions, and the regulatory environment for the security’s issuer.
We may also consider cash flow models and matrix analyses in connection with our OTTI evaluation. We will record credit impairment in the consolidated statements of operations and comprehensive income (loss) when the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. In addition, any portion of such decline to arise from factors other than credit is recorded as a component of other comprehensive income (“OCI”).
Deferred income taxes
We record deferred income taxes as assets or liabilities on our balance sheet to reflect the net tax effect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted tax rates in effect for the years in which such differences are expected to reverse. Our deferred tax assets result from temporary differences primarily attributable to loss reserves, unearned premium reserves and net adjusted operating losses from prior periods. Our deferred tax liabilities result primarily from unrealized gains in the investment portfolio and deferred acquisition costs. We review the need for a valuation allowance related to our deferred tax assets each quarter. We reduce our deferred tax assets by a valuation allowance when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment of whether or not a valuation allowance is needed requires us to use significant judgment. See Note 15, “Income Taxes” in our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our deferred tax assets and liabilities.
Reinsurance
We strategically purchase reinsurance from third parties which enhances our business by protecting capital from severity events (either large single event losses or catastrophes) and reducing volatility in our earnings. Reinsurance refers to an arrangement in which a company called a reinsurer agrees in a contract (often referred to as a treaty) to assume specified risks written by an insurance company (known as a ceding company) by paying the insurance company all or a portion of the insurance company’s losses arising under specified classes of insurance policies in return for a share in premiums.
Reinsurance recoverables recorded on insurance losses ceded under reinsurance contracts are subject to judgments and uncertainties similar to those involved in estimating gross loss reserves. In addition to these uncertainties, our reinsurance recoverables may prove uncollectible if the reinsurers are unable or unwilling to perform under the reinsurance contracts. In establishing our reinsurance allowance for amounts deemed uncollectible, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To determine if an allowance is necessary, we consider, among other factors, published financial information, reports from rating agencies, payment history, collateral held and our legal right to offset balances recoverable against balances we may owe. Our reinsurance allowance for doubtful accounts is subject to uncertainty and volatility due to the time lag involved in collecting amounts recoverable from reinsurers. Over the period of time that losses occur, reinsurers are billed and amounts are ultimately collected, economic conditions, as well as the operational and financial performance of particular reinsurers may change and these changes may affect the reinsurers’ willingness and ability to meet their contractual obligations to us. It is difficult to fully evaluate the impact of major catastrophic events on the financial stability of reinsurers, as well as the access to capital that reinsurers may have when such events occur. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear the collection risk if any reinsurer fails to meet its obligations under the reinsurance contracts. We seek to purchase reinsurance from reinsurers that are rated at least “A-” (“Excellent”) or better by A.M. Best. Based on our evaluation of the factors discussed above, we believe all of our recoverables are collectible and, therefore, no allowance for uncollectible reinsurance was provided for at December 31, 2021.
Certain ceded reinsurance contracts, which we determine do not transfer significant insurance risk, are accounted for using the deposit method of accounting. The evaluation of the transfer of significant insurance risk involves an assessment of both timing risk and underwriting risk. We may determine that a reinsurance contract does not transfer significant insurance risk if either underwriting risk or timing risk or both are not deemed to have been transferred. For those contracts that transfer only significant timing risk, a deposit asset is recorded equal to the initial cash outflow under the contract, which will then be offset by cash inflows received from the reinsurers. To the extent cash outflows are expected to differ from expected cash inflows, an accretion rate is established at inception of the contract based on actuarial estimates whereby the deposit accounting asset is increased/decreased to the estimated amount receivable over the contract term. The accretion of the deposit is based on the expected rate of return implied from the estimated cash inflows and outflows under the contract. Periodically, we reassess the estimated ultimate receivable and the related expected rate of return on the deposit asset. The accretion of the deposit asset, including any changes in accretion resulting from changes in estimated cash flows, are reflected as part of investment income in our results of operations.
Recent Accounting Pronouncements
We currently qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, we are provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326). ASU 2016-13 requires organizations to estimate credit losses on certain types of financial instruments, including receivables and available-for-sale debt securities, by introducing an approach based on expected losses. The expected loss approach will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. The guidance is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted. We are currently evaluating the impact that the adoption of the ASU will have on our consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350). ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill that is done in step two of the current goodwill impairment test to measure a goodwill impairment loss. Instead, entities will record an impairment loss based on the excess of a reporting unit’s carrying amount over its fair value. We adopted this ASU effective January 1, 2020. The adoption of this ASU did not have a material impact on our consolidated financial statements.
In February 2017, the FASB issued ASU No. 2016-02, Leases, to improve the financial reporting of leasing transactions. Under legacy guidance for lessees, leases are only included on the balance sheet if certain criteria, classifying the agreement as a capital lease, are met. This pronouncement requires the recognition of a right-of-use asset and a corresponding lease liability, discounted to the present value, for all leases that extend beyond 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the income statement and the repayment of the principal portion of the lease liability will be classified as a financing activity in the statements of cash flows while the interest component will be included in the operating activities in the statements of cash flows. This ASU is effective for reporting periods beginning after December 15, 2018 for public entities and reporting periods beginning after December 15, 2020 for private entities. Early adoption is permitted and, accordingly, we adopted this ASU effective January 1, 2020. The adoption of this ASU resulted in the recognition of a $12.4 million right-of-use asset within other assets and a $12.8 million lease liability within accounts payable and accrued liabilities on the consolidated balance sheets.
In March 2017, the FASB issued ASU No. 2017-08, Premium Amortization on Purchased Callable Debt Securities, provided guidance that shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date. The standard does not require an accounting change for securities held at a discount, which continue to be amortized to maturity. This ASU is effective for nonpublic entities with fiscal years beginning after December 15, 2019. We adopted this ASU effective January 1, 2020. The adoption of this ASU did not have a material impact on our consolidated financial statements
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, provided guidance to expedite and simplify the accounting associated with the anticipated migration away from the widely-used London Inter-bank Offered Rate and other similar rates as benchmark interest rates (collectively, “LIBOR”) after 2021. Under pre-existing GAAP, such modifications made to: (i) loans and certain other contracts would require re-assessments of the accounting for those contacts, such as whether they were extinguished and remeasured from an accounting perspective. This new guidance largely eliminates these requirements as a result of this migration to one or more new benchmark rates and is generally applicable for contract modifications made prior to December 31, 2022. We adopted this ASU effective March 12, 2020. The adoption of this ASU did not have a material impact on our consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on a full retrospective basis, effective January 1, 2021. The adoption of ASU simplifies the accounting and disclosure of convertible instruments as a part of filing financial statements with the U.S. Securities and Exchange Commission (SEC). All previous financial statements were not subject to SEC financial statement standards.

INDUSTRY
In general terms, property and casualty (“P&C”) insurance companies provide coverage for a loss as specified by a policy/contract in exchange for premiums paid by the insured. Broadly, an insurance policy is a contract between the insurance company and the insured or a principal under which the insurance company agrees to pay for losses suffered by the insured, or a third-party, that are covered under the contract. The insurance contract can cover the insured for either a first party loss, such as to the insured’s property, or for reimbursement of expenses borne by the insured, or for third party loss such as bodily injury, financial loss, or in instances when an obligation is not fulfilled such as provided by surety contracts. The type of coverage and source of premiums are often classified based on how long an insurer may have exposure to the risks covered by the policy, meaning the time from when a contract incepts to when a claim is quantified, settled and paid. Property claims are an example of claims that are often quantified and paid within a relatively short period of time after the underlying loss event has occurred. It is one example of insurance claim which is referred to as “short-tailed.” Casualty and liability coverages, in contrast, often take longer to quantify and settle because there can be a delay between the occurrence of a loss and the time the insurer takes to quantify and settle the claim; these are examples of insurance coverages that are “medium to long tailed.” For the year ended December 31, 2021, approximately 47% of our gross written premiums were generated from short-tailed lines of business, specifically property, A&H, auto physical damage and surety. The remaining 53% were generated from medium-tailed lines of business, which typically average in aggregate three to five years from occurrence of a loss to quantification and settlement of the claim. Examples of medium-tailed lines we write include auto liability, general liability, excess liability and professional liability.
The U.S. P&C insurance industry, the largest P&C market in the world, generated approximately $729 billion in direct premiums written (“DPW”) in 2020 according to A.M. Best. The P&C insurance industry’s direct premiums written are closely correlated to gross domestic product (“GDP”) with the P&C industry generally growing in line with GDP growth. In 2021, approximately 96% of our gross written premiums covered U.S.-based underlying risks.
Total U.S. P&C DPW ($ in billions)
The U.S. P&C insurance industry can be divided between standard and specialty insurance products. Standard insurance products generally have more uniformity, cover more homogenous risks, and offer more standardized coverages. Although there is no standard definition of “specialty insurance,” we believe “specialty” insurance products typically cover higher-hazard or non-standard risks and/or risks in niche market segments or geographies that require tailored underwriting and claims handling. Within the P&C industry, we operate in the specialty insurance market.
Many specialty insurers offer both admitted and non-admitted (“E&S”) products, depending on the market conditions and regulatory requirements. Admitted products are more heavily regulated by state insurance departments with respect to terms of coverage and price, and are often easier for retail agents or brokers to sell, as most states require that the retail agent or broker try to obtain coverage on behalf of the insured from a specified number of admitted carriers before insurance can be placed in the non-admitted market. For the year ended December 31, 2021, for our continuing business, 51% of our gross written premiums were attributable to admitted products.

E&S carriers are not subject to the same degree of regulatory oversight as admitted carriers, and E&S business is underwritten with more flexible policy forms and rates. This flexibility allows the non-admitted carriers to evaluate fully the unique qualities of the underlying risk and customize pricing and terms and conditions to meet the needs of the insured. Non-admitted carriers generally are only permitted to underwrite business that has been specifically deemed acceptable for the E&S market by state regulators or once coverage has been denied in the admitted market. For the year ended December 31, 2021, for our continuing business, 49% of our gross written premiums were attributable to E&S products.
We believe that the competition in the specialty segment of the market tends to focus less on price compared to the standard lines insurance market and more on other value-based considerations such as availability, terms of coverage, customer service and underwriting and claims expertise. The demand for specialty insurance products (both admitted and non-admitted) has expanded significantly over the past few years due to (i) increased globalization and acceleration of technology, which has introduced new categories of risks at an increasing rate, (ii) a generally increased level of litigation and regulation which has the potential to increase liability costs for business, (iii) increasing jury awards granted to plaintiffs, (iv) the emergence of novel health risks, including the COVID-19 pandemic, and (v) increased frequency of severe weather events and the risk of climate change. In part, this growth in the specialty market is evidenced by (i) growth of the E&S market, which has expanded from $8.5 billion of direct premiums written in 1993 to $66.1 billion in 2020 and (ii) the commercial lines market share of E&S insurers having increased from 6.1% of all U.S. commercial lines direct premiums written in 1993 to 18.4% in 2020, according to A.M. Best.
Cyclicality of the Industry
Historically, the insurance industry has had underwriting cycles with periods of “hard” and “soft” pricing based on the supply of insurance capital in a given market relative to the demand for insurance in that same market. The supply of insurance is a function of prevailing prices, the level of insured losses, the level of industry surplus, the availability of capital, and other factors. The level of industry surplus, in turn, may fluctuate in response to loss experience and reserve development as well as changes in rates of return on investments being earned in the insurance industry. As a result, P&C insurance is a cyclical industry characterized by periods of excess underwriting capacity and lack of underwriting discipline resulting in heightened competition on price and policy terms, followed by periods of attractive underwriting conditions for carriers driven by shortages of capacity and favorable rate environments and policy terms and conditions. During hard market cycles, some risks move from the admitted market to the E&S market as standard market carriers restrict their underwriting appetite in response to losses they have taken during the soft part of the underwriting cycle. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted market, exacerbating the effects of rate decreases. We believe we are currently experiencing a relatively hard market cycle, however we cannot predict the timing or duration of changes in the market cycle because the cyclicality is due in large part to the actions of our competitors and general insurance market factors.
Underwriting capacity, as defined by the capital of participants in the industry as well as the willingness of investors to make further capital available at attractive terms, is affected by a number of factors, including:
•
Loss experience for the industry in general, and for specific lines of business or risks in particular;

•
Natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires and acts of terrorism;

•
Trends in the amounts of settlements and jury awards in cases involving third party liability claims;

•
A growing trend of plaintiffs targeting property and casualty insurers in class action litigation related to claims handling, insurance sales practices, negligence and other practices related to the insurance business;

•
Development of reserves for mass tort liability, professional liability and other specialty medium -tailed lines of business;

•
Investment results, including credit defaults, rating downgrades, realized and unrealized gains and losses on investment portfolios and annual investment yields; and

•
Ratings and financial strength of market participants.

Over the last several years, there has been a significant increase in loss events such as losses stemming from the COVID-19 pandemic, natural catastrophe activity and man-made losses. The elevated loss activity combined with the trend of increasing jury verdicts and attorney involvement (sometimes referred to as “social inflation”), the recent increase in financial inflation and historically low interest rates and investment yields have pressured profitability of the P&C insurance industry as a whole, thereby, causing insurers to review their pricing, risk appetites and return thresholds. These factors have driven wide-spread rate increases across many business lines and forced some risks from the standard market to the specialty admitted or E&S market. The rate increases, which gained prominence in 2020, are expected to continue in the near term and generally match or exceed loss cost trends which should lead to continued margin expansion for the P&C insurance industry. The largest rate increases are seen in the professional liability market, commercial auto market and catastrophe exposed property market, particularly for those accounts that have experienced losses. Beyond price, insurers are also starting to note improved terms and conditions.
Overall, as profitability pressures persist and capacity remains tight, we are experiencing positive rate movement as well as better terms in most lines of business in which we operate. When the underwriting cycle turns, our ability to increase rates will be reduced and some risks that are currently being written in the E&S market will return to the admitted market. We anticipate that our ability to write in both admitted and non-admitted markets will help us to compete across underwriting cycles.

BUSINESS
Who We Are
We are a growing specialty insurance company delivering commercial P&C products and solutions on a non-admitted (or E&S) and admitted basis, predominantly in the United States. We focus our business on markets that are underserved, dislocated and/or for which standard insurance coverages are insufficient or inadequate to meet the needs of businesses, including our customers and prospective customers operating in these markets. Our customers typically require highly specialized, customized underwriting solutions and claims capabilities. As such, we develop and deliver tailored insurance products and services to address each of the niche markets we serve.
Our portfolio of insured risks is highly diversified — we insure customers operating in a wide variety of industries; we distribute through multiple channels; we write multiple lines of business, including general liability, excess liability, professional liability, commercial auto, group accident and health, property, surety and workers’ compensation; we insure both short and medium duration liabilities; and our business mix is balanced between E&S and admitted markets. All of these factors enable us to respond to market opportunities and dislocations by deploying capital where we believe we can consistently earn attractive risk-adjusted returns. We believe this diversification, combined with our underwriting and claims expertise, will produce strong growth and consistent profitability across P&C insurance pricing cycles.
We seek to lead in our chosen market niches and establish sustainable competitive positions in these markets. The following key elements underpin our strategy and approach to our business:
1.
Providing differentiated products, services and solutions that meet the unique needs of our target markets;

2.
Attracting and retaining exceptional underwriting and claims talent and incentivizing our professionals in a manner that aligns with our organization and corporate goals;

3.
Amplifying the expertise of our people with advanced technology and analytics that enable superior risk selection, pricing and claims management;

4.
Empowering our underwriting and claims teams with considerable authority to make decisions and apply their expertise; and

5.
Fostering a culture that promotes nimbleness and responsiveness to market opportunities and dislocation.

We refer to this strategy as “Rule Our Niche” and it forms the basis of our approach to building a strong defensible market position, creating a competitive moat, and winning in our chosen markets. We believe that the principles underlying our strategy are key to achieving and sustaining best-in-class underwriting results through P&C insurance pricing cycles. We consistently strive for excellence in risk selection, pricing, and claims outcomes, and to amplify these critical functions with the use of advanced technology and analytics.
We are led by an entrepreneurial executive management team with decades of insurance leadership experience spanning multiple aspects of the global P&C industry. Our leadership is supported by an experienced team with a broad skillset and aligned around our strategy. We believe our high-quality leadership and underwriting and claims teams, technology DNA, advanced analytics capabilities, diversified book of business, and strong competitive position in each of our chosen market niches position us to continue to profitably grow our business. We aim to deliver long-term value for our shareholders by generating best-in-class underwriting profitability and book value per share growth across P&C market cycles.
For the three months ended March 31, 2022, we wrote $282.6 million in gross written premiums and had a combined ratio and an adjusted combined ratio of 91.9%. At March 31, 2022, our stockholders’ equity was $428.6 million. For the three months ended March 31, 2022, we generated $16.3 million and $19.8 million of net income and adjusted operating income, respectively, a 15.3% and 18.5% annualized return on equity and annualized adjusted return on equity, respectively and a 19.4% and 23.6% annualized return on tangible equity and annualized adjusted return on tangible equity, respectively.

For the year ended December 31, 2021, we wrote $939.9 million in gross written premiums, had a combined ratio of 97.8% and an adjusted combined ratio of 94.6%, and our stockholders’ equity was $426.1 million at year end, an increase of 8.3% compared to the prior year period. For the year ended December 31, 2021, we generated $34.3 million and $36.0 million of net income and adjusted operating income, respectively, a 9.4% and 8.8% return on equity and adjusted return on equity, respectively and a 11.9% and 11.2% return on tangible equity and adjusted return on tangible equity, respectively. For a reconciliation of adjusted combined ratio to combined ratio, adjusted operating income to net income, adjusted return on equity to return on equity, return on tangible equity to return on equity, and adjusted return on tangible equity to return on equity, see the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Reconciliation of Non-GAAP Financial Metrics.”
Our Business
We have one reportable segment through which we offer a broad array of insurance coverages to a number of market niches. In order to provide a clear overview of this segment, we provide a presentation of our eight distinct underwriting divisions. Each of the underwriting divisions has dedicated underwriting leadership supported by high-quality technical staff with deep experience in their respective niches. We believe this structure and expertise allow us to serve the needs of our customers effectively and be a value-add partner to our distributors, while earning attractive risk-adjusted returns.
The following chart represents our gross written premiums by underwriting division for the year ended December 31, 2021.
Accident & Health:   Our Accident & Health underwriting division provides a medical stop loss solution targeting organizations with less than 2,500 employees. Our approach for managing medical costs, combined with our claims oversight, enables us to partner with select distribution partners. We target and serve a segment of the small and medium sized enterprise market that is actively seeking to take control of their healthcare costs by self-insuring a portion of their healthcare insurance. We write these products on an admitted basis and distribute through retail brokers and wholesale broker partners. We established our presence in the Accident & Health marketplace in 2015 through an acquisition of a program administrator, expanding our scope in 2016 with another program administrator partnership and eventual acquisition in 2018.

Captives:   Our Captives underwriting division provides group captive solutions by drawing on our underwriting and claims expertise from other underwriting divisions to create group captives for companies seeking to self-insure. By leveraging our underwriting, claims, technology, and analytical expertise across our Company, we are able to broaden our market reach and write additional profitable business with limited additional expense. Our Captive underwriting division writes property, general liability, commercial auto, excess liability, and workers’ compensation lines of business on an E& S and an admitted basis. We often administer this business through partnerships with third-party captive managers.
Global Property:   Our Global Property underwriting division provides property-only solutions to large multi-jurisdictional entities with complex property exposures. The business is written entirely on an E&S basis. We distribute this product through retail brokers and select wholesale brokers. Our book and position with our customers and distribution partners has been curated over more than ten years, and we have become an important partner to the brokers that place this business and an equally important part of our insureds’ risk transfer program.
Professional Lines:   Our Professional Lines underwriting division includes three underwriting units: Management Liability, Professional Liability, and Allied Health. Professional Liability and Allied Health provide E&S primary and excess claims-made liability products distributed exclusively through wholesale brokers, while our Management Liability unit provides both E&S and admitted products distributed through both wholesale and retail brokers. Our teams of experienced professional lines underwriters and claims professionals strive to deliver creative solutions effectively and efficiently, often for higher severity exposures, thereby providing value to our distribution partners and customers. While we have been underwriting professional lines business for many years, this division was substantially expanded during the year ended December 31, 2021 with the addition of several experienced and highly respected underwriters and claims professionals.
Programs:   Our Programs underwriting division partners with program administrators focused on certain markets that align with our expertise and strategy. We believe partnering with a program administrator in certain circumstances is the optimal way for us to participate profitably — or extend our reach — in some markets and “Rule Our Niche.” Typically, the program administrators possess a competitive advantage (owing to their scale in a particular market niche and/or proprietary technology) that we believe would be difficult for us to replicate on our own. For example, certain of our program administrator partners have developed proprietary technology to optimize risk selection and pricing in specific markets. The combination of our underwriting and claims expertise with their scale and/or technology creates a more powerful partnership than either party could present to the market on its own. In all of our programs we are an active partner, bringing resources and capabilities to the partnership that extend far beyond balance sheet capacity. Our Programs underwriting division writes property, general liability, commercial auto liability, excess liability, and workers’ compensation lines of business on an E&S and an admitted basis. Our Company and team have decades of experience operating and/or partnering with program administrators. Our underwriting appetite and approach to this market was substantially repositioned during the years ended December 31, 2020 and 2021 resulting in our cancellation of certain program administrator relationships and the refocusing of our resources on select existing and new relationships.
Industry Solutions:   Our Industry Solutions underwriting division includes three underwriting units that each provide multiple coverages to the businesses they serve: Construction, Energy and Specialty Trucking. Our Construction and Energy underwriting units provide general liability, excess liability, commercial auto, workers’ compensation, and inland marine, written principally on an admitted basis, to a broad range of middle market construction and energy production and servicing customers. Our Specialty Trucking unit writes on an E&S basis commercial auto and general liability solutions to mid-sized intermodal trucking companies. The industry segments we seek to underwrite often have high severity exposures that our teams of skilled and experienced underwriters and claims professionals are able to address quickly and creatively, frequently with multi-line solutions. We distribute these products through retail agents and brokers and a select network of wholesalers.
Surety:   Our Surety underwriting division provides contract and commercial surety solutions to a range of trade and services organizations requiring bonding. We principally focus on small-to medium-sized enterprises with aggregate bond programs up to $50 million. Our underwriting and claims professionals differentiate themselves through their technical capabilities and decision making speed. We write this business on an admitted basis and distribute through retail agents and brokers. We have been actively writing Surety business since 2018, and substantially increased our presence in the market with the acquisition of Aegis Surety in January 2021.
Transactional E&S:   Our Transactional E&S underwriting division provides primary and excess non-catastrophe prone property and general liability solutions, with particular emphasis on risks that are considered hard to place because of the complexity of the underlying exposure, loss history, and/or limited operating history (i.e., start up and newer businesses). Success in our target market is determined by technical underwriting, thoughtful coverage provisions and pricing, and high-quality broker service. We access the market in this division exclusively through wholesale brokers. We formed our Transactional E&S division in September 2020 with the hiring of experienced underwriters with whom our leadership team worked at prior companies to build this business.
Our gross written premiums for each of our underwriting divisions for the years ending December 31, 2021 and 2020 are as follows:
Total Gross Written Premiums For the years ended December 31,
($ in thousands)	2021	% of Total	2020	% of Total
Industry Solutions	$219,973	23.4%	$176,177	20.2%
Global Property	167,887	17.9%	155,027	17.7%
Programs	140,283	14.9%	119,479	13.7%
Accident & Health	112,146	11.9%	94,616	10.8%
Captives	87,836	9.3%	58,722	6.7%
Professional Lines	59,992	6.4%	28,816	3.3%
Surety	51,792	5.5%	13,176	1.5%
Transactional E&S	27,997	3.0%	2,318	0.3%
Total continuing business	$867,906	92.3%	$648,331	74.2%
Exited business	71,953	7.7%	225,282	25.8%
Total gross written premiums	$939,859	100.0%	$873,613	100.0%
Within every underwriting division, our actions are intentional to “Rule Our Niche.” We aim to innovate constantly, and our actions are specific to each of our divisions and the markets we serve. Some notable highlights are:
•
SkyDrive:   Within our Specialty Trucking underwriting unit, we developed the award-winning, proprietary SkyDrive underwriting and risk management portal for our underwriters, brokers, and insureds to address a market that has been disrupted for some time due to the loss experience of certain incumbent carriers operating in the market. Our portal synthesizes real-time intelligence on driver and fleet history, safety, and performance, utilizing telematics and other data from a variety of sources. We believe the portal significantly increases the power of our risk selection, underwriting, risk management and claims decision-making. Given the success of SkyDrive, we have started to deploy components of SkyDrive across our commercial auto exposures in other underwriting divisions as well.

•
Quick-Strike:   Across all of our commercial auto lines, we utilize an innovative “quick strike” response to claims events. We seek to have an experienced investigator at the scene of an accident within two hours of the event, regardless of the location, to access, and if appropriate, to resolve quickly any third-party claims.

•
Accident & Health Artificial Intelligence:   Within our Accident & Health underwriting division, we have deployed the use of big data to circumvent or augment data collection and account profiling, particularly for smaller accounts (those with less than 250 lives) for which we believe efficient data capture and data fidelity is critical to the underwriting process. We utilize artificial intelligence to facilitate risk scoring to augment underwriter analysis for risk selection and pricing.

•
Cannabis Industry:   As part of our focus on underserved markets, we identified the cannabis industry as a market niche not sufficiently served by the P&C insurance industry. In property and general liability lines, we elected to partner with a technology-forward program administrator with specific capabilities for the cannabis industry. We subsequently developed and launched cannabis specific professional and executive liability products we offer directly to our wholesale partners, and then further developed and launched cannabis specific commercial surety products. We identified, evaluated, and launched products across these underwriting divisions in less than six months. We believe we have one of the market leading product offerings for cannabis, one of the fastest growing industries in the United States as measured by sales and job creation.

•
Construction Captive:   Together with our distribution partners for our Construction underwriting unit, we identified an opportunity to leverage our market leading experience and capabilities in a particular specialty contractor segment. We subsequently developed and launched an innovative captive solution for this segment which is offered side-by-side with our traditional guaranteed cost product. As a result, we have significantly broadened the portion of this market we can serve while leveraging our existing underwriting, claims and analytic expertise.

•
Commercial Flood:   Within our Programs underwriting division, and in partnership with an insurance technology company, we introduced an innovative commercial flood product that we believe is unique in the market. The partnership brings together Skyward Specialty’s deep expertise analyzing and underwriting the property risks with the advanced high definition data and technology capabilities of our partner to address the growing risks and coverage need of commercial property owners.

In addition to the underwriting divisions listed above (which we refer to as our “continuing business”), in the year ended December 31, 2021, and prior we wrote premiums in certain markets and lines of business that we have since exited and placed into run-off following a determination that they did not fit our “Rule Our Niche” strategy. For example, in the year ended December 31, 2020, we initiated a review of our business lines leading to our exiting specialty workers’ compensation, lawyers’ professional liability, automobile dealers programs, insurance agents and brokers professional liability, title agents professional liability, commercial auto for the timber industry and liability solutions for the hospitality industry. We refer to these lines and businesses, along with others we previously exited, as our “exited business.” Gross written premiums in “exited business” was $2.8 million and $37.8 million for the three months ended March 31, 2022 and 2021, respectively, representing 1.0% and 15.9% of our total gross written premiums for each of these periods. Gross written premiums in “exited business” was $72.0 million and $225.3 million for the years ended December 31, 2021 and 2020, respectively, representing 7.7% and 25.8% of our total gross written premiums for each of these years.

The distribution and growth of gross written premiums between exited business and continuing business for the years ended December 31, 2020 and December 31, 2021 are shown below ($ in millions).
The following graphic depicts the percentage distribution of gross written premiums for continuing business by line of business for the year ended December 31, 2021.
The following charts outline the percentage of gross written premiums for continuing business on an admitted and non-admitted basis, by duration of risk (Short Tail, which is generally less than two years versus Medium Tail, which is generally greater than two years), and by distribution source for the year ended December 31, 2021.

We believe that our claims operations are a key competitive differentiator. Aligning with our focus on specific customer segments and niches, our claims management teams are highly specialized to ensure that they can apply their expertise in handling claims for each niche we serve. Our claims operations are primarily staffed by Skyward Specialty employees, allowing us to maintain full control of the claims-handling process, meet our high-quality standards, and manage our losses and LAE. During the year ended December 31, 2021, we handled 75.9% of our claims in-house, measured as percentage of gross reported losses. In the limited instances where we do not handle claims in-house, we utilize claims adjusters through TPAs. Specifically, we utilize these TPAs for a select set of captives and programs for which the TPA possesses specific expertise that we would not seek to replicate. We also utilize these TPAs for the workers’ compensation line of business, given the specific geographical knowledge that is required to adjudicate these claims.
We strategically purchase reinsurance from third parties which enhances our business by protecting capital from severity events (either large single event losses or catastrophes) and volatility in our earnings. As of March 31, 2022, 98.6% of our reinsurance recoverables were either derived from reinsurers rated “A-” (Excellent) by A.M. Best, or better, or were collateralized for our reinsurance recoverable by the reinsurer, with an additional 0.4% of the March 31, 2022 balance collateralized in April 2022. We treat our reinsurers as long-term partners. As such, we target underwriting profitability on a gross basis before utilization of reinsurance to ensure consistent support from our reinsurance partners and to protect ourselves from changes in the reinsurance market. Our reinsurance includes quota share, facultative, and excess of loss coverages. Based upon our modeling, it would take an event beyond our 1 in 250-year PML to exhaust our $32.0 million property catastrophe coverage. Additionally, we seek to expose no more than 3.0% of our stockholders’ equity to a catastrophic loss that is less than a 1 in 250-year event.
We believe a strong balance sheet is foundational to our ability to deliver superior financial performance and returns as it underpins our distribution partners’ and customers’ confidence in our business. Our insurance liabilities consist of losses and LAE reserves including case reserves and IBNR. To illustrate our reserve strength, our net IBNR reserves as a percentage of total net losses and LAE reserves was 60.0% as of December 31, 2021, up from 57.3% as of December 31, 2020. A centerpiece of our strong balance sheet is our rigorous reserving practices designed and overseen by experienced claims professionals and actuaries. Since 2020, we have focused on materially strengthening both the quality of our claims team and the processes and guidelines by which case reserves are set and managed. In this regard, our entire claims team works diligently to identify and recognize loss exposures as early as possible in the claims-handling process. For example, our reserving guidelines direct our adjusters to use their best estimate to set liability reserves to an expected ultimate loss within 90 days of first notice of loss.
Similarly, we have invested considerably in our actuarial team, increasing the number of members of our actuarial team by fifty percent (50%) since January 1, 2020. The actuarial team has monthly meetings with each of the underwriting divisions and our claims professionals, to discuss trends inclusive of, loss frequency, severity, rate and retention by class and line of business. Additionally, we put in place rigorous risk oversight measures including the formation of a reserve committee that meets twice a quarter. We measure each of the key loss metrics by policy year against prior policy years at the same development ages to ensure the business is performing as expected.
Additionally, in 2020, we entered into an LPT agreement covering policy years 2017 and prior to limit our exposure to potential loss reserve development on the covered business produced during those years. The LPT agreement covers the majority of our exited business. This protection has allowed our management team to focus on our continuing business which we believe provides the best path for continued profitable growth. The following graphic depicts the Loss Ratios, Expense Ratios and Combined Ratios for the year ended December 31, 2021 versus December 31, 2020 on a reported and adjusted basis. See the section entitled “Business — Reserves” for additional information on the LPT agreement.

(1)
Non-GAAP financial measure. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measures in accordance with GAAP.

We believe our recent underwriting results begin to highlight the impact these initiatives have had on our business and positioning us to deliver consistently attractive underwriting results across P&C market cycles.
We complement our strong reserve position with a conservative investment portfolio overseen by our Investment Committee. Our portfolio is mainly comprised of cash and cash equivalents and investment-grade fixed-maturity securities, supplemented by additional investments that fit our risk appetite, principally higher yielding direct lending strategies and equities. Other investments, while typically not rated securities, are generally lower volatility fixed income loans and securities that we believe provide us with risk-adjusted returns above what is achievable in liquid investment grade markets. We call this part of our investment portfolio Opportunistic Fixed Income. Our fixed maturity securities, including both fixed income and opportunistic fixed income, together comprising 61.3% of our total investments and cash as of March 31, 2022, had a weighted average effective duration of 2.7 years as of March 31, 2022, and an average fixed income credit rating of “AA” (Standard & Poor’s) as of March 31, 2022.
We seek to maintain an “A-” (Excellent) or better financial strength rating with A.M. Best, which we carry today with a stable outlook. This is the fourth highest of 16 ratings assigned by A.M. Best to insurance companies. Maintaining a strong rating from A.M. Best helps us demonstrate our financial strength to policyholders and distribution partners, which we believe is a critical factor in the decision to purchase insurance.
Our Competitive Strengths
We believe that our competitive strengths include:
Focus on profitable niches of the market that require technical underwriting and claims management as barriers to entry.
We believe that the niche areas of the commercial lines P&C markets we have selected are a highly attractive subset of the P&C insurance market and present an opportunity to generate attractive risk-adjusted returns. We actively target markets that are underserved, dislocated or for which standard, commoditized products are insufficient or inadequate to meet the needs of our customers. The unique characteristics of the risks within our core markets require each account to be efficiently and individually underwritten, in order for us to generate an acceptable, sustainable underwriting profit. Many carriers have chosen to reject businesses that they deem to be too complex, or that requires thoughtful individual underwriting; or, alternatively, have focused on simple small account risks for which more automated underwriting can be effective. Instead, we have chosen to build our underwriting divisions around deeply experienced underwriters who we empower with appropriate authority to make underwriting decisions. This structure enables us to offer innovative and unique products and solutions to our distribution partners and customers, regardless of how challenging or complex a risk may be. Further, we augment our underwriters’ experience with data and predictive analytics that are intended to differentiate risk selection and pricing decision-making while enhancing efficiency. We believe our adjusted combined ratio of 94.6% for the year ended December 31, 2021 is evidence of our underwriting profitability potential in the lines of business we target.
Highly skilled underwriters.
We focus on hiring underwriting and technical staff who help differentiate our company through their expertise and experience. Our underwriting teams are knowledgeable, experienced, and empowered — characteristics which are critical to operate successfully in the markets we serve, especially since many of the risks we underwrite are particularly difficult to automate. We do not impose strict underwriting rules (i.e., we are not “box” underwriters), but rather allow our professionals the freedom to use their expertise and judgment when evaluating and pricing risks. Simply put, we give our people the tools and appropriate authority to make decisions and do what they do best — profitably underwrite complex risks.
Superior Claims Staff and Operations.
We have cultivated a best-in-class and highly specialized team of claims professionals who are highly knowledgeable about the niches we serve the lines of business we write. Our claims professionals systematically address first party claims with fair and equitable solutions and third-party claims with holistic and comprehensive responses, in each case seeking to ensure consistent and early loss recognition of indemnity and LAE.
When a claim is reported, we respond quickly, with specialized adjusters, who are armed with expertise, advanced technology and analytics, to assist them in the claims resolution process. We embed technology deeply into our claims process and leverage our technology-enabled platform and tools from first notice of loss to investigation to settlement. Our analytics capabilities used by our senior leadership and claims teams include real-time, detailed information on open claims and benchmarks against closed claims. We believe that our industry expertise, nimble culture, and technology-embedded claims processes enables us to reach fair and appropriate claims outcomes for our customers.
Superior business intelligence platform.
SkyBI, our business intelligence platform, focuses on providing our senior leadership, as well as our technical teams, with real-time intelligence to drive superior decision making. SkyBI reflects the best practices our management team has learned from its extensive experience across the P&C insurance and technology sectors. We developed SkyBI, our single, comprehensive enterprise-wide data repository, as our foundation for reporting, business intelligence, analytics, and other advanced data capabilities. It provides our organization information and performance metrics across the Company in an easy-to-consume visualized format. The data can be filtered by many categories, including distributor, customer segment, line of business, specific industry, individual underwriter, and specific risk feature among others. SkyBI aids in establishing clear line of sight to objectives as well as facilitating our decision-making processes.
Advanced technology and new risk data for underwriting and claims.
We fundamentally believe that every underwriting and claims decision can be augmented with the use of new types of risk data and advanced technology. While our underwriting decisions are backed by reliable historical data and in-depth evaluation of risks resulting from intentional investment in data collection and processing capabilities, we amplify our underwriting and claims prowess by combining this data with new forms of risk data and predictive analytics. Examples of our utilization of technology include our use of SkyDrive in our Specialty Trucking unit and deployment of data collection and analytics in our A&H line described in the section entitled “— Our Business” above.
Diversified business that allows us to respond to, and capitalize on, changes in market conditions across P&C cycles.
We have been successful in building a diversified group of underwriting divisions spanning multiple product lines, industries, geographies and distribution channels. We aim to evolve with, and adapt to, the market growing certain lines of business when market conditions are favorable and limiting our exposure to certain markets when conditions are less favorable. For the year ended December 31, 2021, (i) we wrote premiums spanning eight underwriting divisions, including four with more than $100 million of gross written premiums, (ii) our mix of gross written premiums by line for continuing business was 47% short tail and 53% medium tail, and (iii) our gross written premiums for continuing business were 51% admitted lines and 49% non-admitted lines. We believe the diversity of our book allows us to respond to, and capitalize on, market opportunities and dislocations across P&C insurance market and pricing cycles resulting in a durable insurance franchise. We believe our recent expansion in our Professional Lines underwriting division ($28.8 million of GWP in 2020 to $60.0 million of GWP in 2021), Transactional E&S Lines underwriting division ($2.3 million of GWP in 2020 to $28.0 million of GWP in 2021), and Surety underwriting division, as noted in the chart above, are representative examples of our ability to successfully capitalize on market conditions and opportunities that align with our strategic objectives and fit within our risk appetite.
Attractive and winning culture.
As evidenced by our internal surveys and public information such as that available on Glassdoor and LinkedIn, we have built a distinctive winning culture. Key to our culture and operating approach is a flat structure of communication and decision-making. We trust our staff to make decisions that produce or exceed our desired financial results, and we support our staff with a clear system of measurement to gauge performance. Our use of advanced technology to enhance, but not replace, our underwriting and claims team’s decision-making is both practical and a source of value to our professionals. We pride ourselves on maintaining an entrepreneurial environment that encourages and rewards a proactive approach to capitalize on market disruption. This environment is not only consistent with our identity as a specialty insurer but also a foundation for our success in attracting great talent and our objective of delivering best-in-class results.
High-quality, experienced leadership team that is aligned with our shareholders.
Led by our CEO, Andrew Robinson, we have an experienced, innovative and entrepreneurial executive leadership team with a track record of success in senior management roles at industry leading property and casualty companies as well as in starting and building new businesses in our industry. Our team has an average of 27 years of experience in nearly all facets of the P&C insurance sector including underwriting, claims, technology, investment management, risk management, finance, actuarial and operations.
Prior to assuming the role as our CEO in May 2020, Mr. Robinson was the President of Specialty, EVP Corporate Development and Chief Risk Officer at The Hanover Insurance Group, Inc. During his 10 plus year tenure at The Hanover Insurance Group, Inc., Mr. Robinson established its specialty business segment, building it into a business with more than three quarters of a billion dollars in gross written premiums. Immediately prior to joining Skyward Specialty, Mr. Robinson served as executive-in-residence for venture and growth equity firm Oak HC/FT Partners, giving him significant exposure to numerous fintech and technology companies and related investment opportunities, including a period as Chairman and Co-CEO of one portfolio company and Chairman of another portfolio company. Earlier in Mr. Robinson’s career, he spent twenty years in strategy consulting including as the global insurance practice head for Diamond (now PwC) Consulting.
Our CFO, Mark Haushill, has more than 25 years of experience in the insurance industry including as a public company CFO at Argo Group International Holdings, Ltd. and American Safety Insurance Holdings, Ltd. Mr. Haushill is a certified public accountant and spent the first part of his career at KPMG. Kirby Hill, our President of Industry Solutions, Captives and Programs underwriting divisions, has more than 30 years of experience spanning multiple facets of the insurance business. Prior to joining Skyward Specialty, Mr. Hill was CEO and Co-Founder of Norwich Holding Co., a company specializing in the development, implementation and administration of commercial specialty insurance products and programs, and prior to that in various multiline underwriting positions at PMA Insurance Corporation and American International Group, Inc. (AIG). John Burkhart, our President of Specialty Lines overseeing the Professional Lines, Surety, Transactional E&S and A&H underwriting divisions, has approximately 30 years of underwriting experience, previously as SVP & Head of Professional Lines & Industry Verticals at QBE Insurance Group Limited and Global Product Manager, Specialty Underwriting at Chubb Limited. Sean Duffy, our Chief Claims Officer and Executive Vice President, has more than 27 years of claims experience in large commercial and specialty insurance claims departments. Prior to joining Skyward Specialty, Mr. Duffy was Senior Vice President, Chief

Claims Officer at OneBeacon Insurance, and also held senior claims roles at insurers Great American Insurance and Travelers. In addition, the remaining members of our senior leadership team have significant experience in their respective fields of expertise.
Our entire senior leadership’s compensation is directly aligned with our shareholders. Each of our leaders have a material portion of their compensation in the form of long-term and short-term incentives tied to delivering sustainable, best-in-class underwriting returns. Select members of our executive leadership team have additional long term incentive targets tied directly to growth in book value per share. See the section entitled “Executive Compensation” for more details.
Our Strategy in Action
With everything we do — from recruiting to marketing to underwriting to loss adjusting and claims resolution — we seek to follow the core tenets of our “Rule Our Niche” strategy. This strategy is based on (i) selecting underserved market niches with attractive risk-adjusted returns for which commoditized products are inadequate to meet the needs of customers; and (ii) building sustainable defensible competitive positions in these markets with talent and technology. We believe our “Rule Our Niche” strategy will help us achieve our goal of generating best-in-class underwriting profitability for our niches while creating superior long-term shareholder value through growth in book value per share. The core tenets of our “Rule Our Niche” strategy include:
Attract and retain blue-chip underwriting and claims talent to expand and enhance our market position.
We seek to hire the most talented technical underwriting professionals who have long-standing industry relationships with distribution partners and claims professionals with expertise in the niches we write. These relationships are key to getting steady access to our preferred business. During the year ended December 31, 2021 alone, we hired 70 leading underwriters and 20 claims professionals, respectively, with an average of approximately 20 years of experience. We believe that we have become a company of choice for the best talent in our industry and, as such, we will continue to grow our market position by bringing on world-class talent in our chosen markets.
Leverage our technology DNA to further distance ourselves from the competition.
We have demonstrated a differentiated ability to utilize new forms of risk data and advanced technology within the more complex, higher severity risk categories of the specialty P&C insurance market. SkyBI gives us the ability to promptly sense and quickly respond to market changes, while our core operating platforms allow us to move into new markets efficiently and without the complexity of burdensome systems. We believe our technological advantage positions us for profitable growth and expansion into additional specialty market niches where we can establish a strong and defensible market position.
Profitably grow existing lines of business and expand with new underwriting divisions.
We believe we are well-positioned to take advantage of several trends impacting our customers in the United States and globally. One such trend is the continued rise in demand for specialized insurance solutions because of increasing risks, as well as the complexity of risks, due to climate change/increased frequency of severe weather events, supply chain uncertainty, financial inflation risk, cyber risk, emergence of novel health risks (including the COVID-19 pandemic), increased level of litigation, attorney involvement and jury awards, and healthcare delivery and cost. Another such noticeable market trend is the emergence of different types of economic cycles within the commercial P&C market. Historically, we saw what appeared to be the market moving in lockstep across all lines of business. Today, in our opinion, the market is experiencing a variety of “micro cycles and micro dislocations” where different pockets of the P&C insurance market experience hardening and softening at different times. During the year ended December 31, 2021, we demonstrated our ability to react quickly in response to these trends by launching our Allied Health professional lines underwriting unit, entering the cannabis industry in three of our underwriting divisions, completing the acquisition of Aegis Surety, announcing program administration technology partnerships in cargo and commercial flood, launching two new captive solutions and adding an excess liability capability in our E&S business. We executed these expansions as part of growing gross written premiums of our continuing business from $648.3 million for the year ended December 31, 2020 to $867.9 million for the year ended December 31,

2021, a 33.9% year-over-year increase. We believe the 2021 fiscal year growth and profitability is indicative of our momentum and provides a powerful reference for the positioning of the company to continue to expand and grow in the markets we seek to serve.
Differentiate on daily excellence to drive best-in-class underwriting performance.
We believe that our ability to meet our long-term goals, including achieving best-in-class underwriting returns and growth in book value per share, relies on how well we execute our day-to-day operations across all of our functional departments, including but not limited to underwriting, product management, and claims management. SkyBI provides the foundation by which our senior management in our organization can monitor our performance, whether it is renewal rates, new business pricing and portfolio performance for an individual underwriter, or claims ageing and reserving practices and outcomes by claims adjusters. Our focus on the fundamentals that drive underwriting excellence is at the center of our strategy. Furthermore, our cross functional collaboration ensures that our underwriting, claims, actuarial and product management teams regularly review performance and trends so that portfolio, pricing and coverage changes can be implemented quickly.
Use our balance sheet to capture a larger part of the market we serve.
We are committed to establishing and maintaining a strong balance sheet, starting with conservative loss reserves and strong capitalization ratios. We believe this is imperative to maintain the confidence of customers, distribution partners, reinsurers, regulators, rating agencies and shareholders.
Since 2019, in addition to executing the previously noted LPT to limit our exposure to potential loss reserve development primarily associated with certain exited business, we have materially strengthened our claims case reserves practices with the aim to reserve to the expected ultimate loss within 90 days of first notice of loss. In addition, we have intentionally increased the level of IBNR reserves held above our claims case reserves to a more conservative position. Our net IBNR as a percentage of total net losses and LAE reserves was 60.0% as of December 31, 2021, up from 57.3% as of December 31, 2020. We believe our reserve position is now the strongest it has been in our history and positions us well for consistently strong underwriting profitability in the future.
Following this offering, we intend to contribute capital into our operating insurance companies to progress towards the size category X as set by A.M. Best, which is defined as companies having between $500 million and $750 million of adjusted policyholders’ surplus. We believe this A.M. Best designation will provide us with further opportunities to expand in the markets we serve, as well as provide us with options to increase our net retentions on business we currently write.
Marketing and Distribution
Our approach to marketing and distribution mirrors our approach to underwriting and is a key facet of our “Rule Our Niche” strategy. Our underwriting teams, as well as the Company as a whole, have strong and well-established relationships with our distribution partners and equally strong reputations that provide a foundation to establish affiliations with new distribution partners. We believe we win with distribution partners because of our deep expertise in niche markets, high caliber underwriters, culture of innovation, thoughtful product line-up and product design, and speed and quality of responsiveness, among other factors. All of our underwriting divisions invest meaningful time and effort into sustaining and expanding distribution partner loyalty and long-term relationships.
Just as we tailor underwriting to the individual needs of the insureds, we tailor our choice of distribution partners to access the particular business we seek to write. Accordingly, we distribute our products, through retail agents, wholesale brokers, select program administrators, and captive managers. This approach allows us to access the business we target effective and efficiently based on the needs and dynamics of a particular market niche.
Retail Agents and Brokers:   We primarily distribute our Industry Solutions and Surety products and a portion of our Global Property products through retail agents and brokers. We seek to partner with retail agents and brokers that specialize in the niche markets we target and have an ability to produce both our desired quality and quantity of business. We believe these specialized retail agents and brokers have better visibility into their clients’ needs which helps us to better customize coverages to meet those needs. No retail agent or broker represents more than 8% of our business as measured by gross premiums written for the year ended December 31, 2021.
Wholesale Brokers:   We primarily market and distribute our Professional Lines, and Transactional E&S products and a portion of our Global Property products through specialist wholesale brokers, including through London market wholesale brokers. We are deliberate in partnering with leading wholesale brokers in our target markets with the experience, knowledge, and ability to produce the type, volume, and quality of business we seek to write. We write business with many of the leading wholesalers in the United States and London.
Program Administrators:   We partner with select program administrators that we believe have competitive advantages in certain markets owing to their scale, underwriting, technology and/or distribution infrastructure, and who align with our strategy. We conduct thorough diligence on program administrators before entering into new partnerships to ensure alignment on underwriting and risk management. We set strict underwriting guidelines to ensure that the business produced meets our target returns. In addition, we regularly and actively monitor the performance of the business produced by our program administration partners to ensure that it is consistent with our expectations. We also impose stringent reporting and auditing requirements on our partners designed to identify any potential issues before they arise. We are not a fronting carrier and generally do not intend to generate fee income from our program partners. Currently, we have relationships with five program administrators. In all instances, we seek to align compensation of our program administration partners to meet our target underwriting profit. In two of our partnerships, we have further aligned our interests by having a minority equity ownership position and/or warrants to acquire an equity ownership position in the respective program administrators.
Captive Managers:   We partner with captive managers as they serve a critical role in sourcing prospective customers, supporting the sale of the captive product, and administering the group captive. Captive Managers work directly with retail agents and brokers to ensure a prospective customer is suitable for a group captive solution and to assist the retail agent or broker in the presentation of the group captive product. The captive manager also facilitates the day-to-day needs of the captive and its members and coordinates various administrative and operating functions for the captive including compliance, financial reporting, and board meetings. In certain instances, the captive manager will pre-underwrite a prospective customer prior to submission for full underwriting review by our Captives underwriting unit. Delivery of other components of the captive product, including underwriting, claims oversight, reinsurance, and collateral management for claims are functions we perform. Close partnership on nearly all functions is critical to the successful construction and delivery of our group captive solutions.
Underwriting
Our approach to underwriting is deeply embedded in our “Rule Our Niche” strategy and is core to how we win in the market. As of December 31, 2021, we had 178 underwriters across eight underwriting divisions. Within the eight divisions, we further specialize underwriting teams with a focus on specific niches within the markets the eight divisions serve. Kirby Hill, our President of Industry Solutions, Captives and Programs underwriting divisions, has more than 30 years of experience spanning multiple facets of the insurance business. Prior to joining Skyward Specialty, Mr. Hill was the CEO and Co-Founder of Norwich Holding Co., a company specializing in the development, implementation and administration of commercial specialty insurance products and programs, and prior to that in various multiline underwriting positions at PMA Insurance Corporation and American International Group, Inc. (AIG). John Burkhart, our President of Specialty Lines overseeing the Professional Lines, Surety, Transactional E&S and A&H underwriting divisions, has approximately 30 years of underwriting experience, previously as SVP & Head of Professional Lines & Industry Verticals at QBE Insurance Group Limited and Global Product Manager, Specialty Underwriting at Chubb Limited. Doug Davies, our Senior Vice President of the Global Property Underwriting Division, has approximately 20 years of underwriting experience, previously with Starr Underwriting Agency Ltd., Arch Insurance Bermuda and Zurich Global Energy, in London and Bermuda.
Our underwriting approach is underpinned by hiring highly experienced, best-in-class and diverse teams of technical underwriters with established track records in specific specialty niche markets. We then amplify our underwriters’ skill sets with advanced technology and data analytics and empower them with appropriate authority to make decisions. We believe this approach is key to superior risk selection and pricing, and producing sustainable best-in-class underwriting results across market cycles.
Our underwriting teams are knowledgeable, experienced, and have deep market relationships with key distribution partners in the markets we target. These characteristics are critical to operating successfully in the markets we serve since many of the risks we underwrite require customized solutions and individual risk underwriting. We do not impose strict underwriting rules on our underwriting professionals (i.e., we are not “box” underwriters), instead we allow our underwriting professionals the freedom to use their expertise and judgment when evaluating and pricing risks. Simply put, we give our people the tools and appropriate authority to make decisions and do what they do best: profitably underwrite complex risks.
We strive to augment the capabilities and experience of our underwriting professionals using new forms of data and analytics for risk selection and pricing. Our underwriting data is captured in our business intelligence platform, SkyBI. This comprehensive data repository forms the foundation of our reporting, analytics, and other data capabilities and is a key tool for our senior management team and business leaders. See the section entitled “Technology” below for more information on SkyBI.
We are highly selective in the policies we choose to bind. If our underwriters cannot reasonably expect to bind coverage at the combination of premium and coverage terms that meets our standard, we encourage them to move on quickly to other prospective opportunities.
When accepting risks, we are careful to establish terms and price that are suited to the underlying exposure. When writing in the admitted market, we endeavor to ensure that our approved forms and filed rates are appropriate and adequate for the risks we are accepting while also allowing us the flexibility to address specific and/or unique exposures. When writing in the E&S market, we use our freedom of rate and form to ensure risk and coverage are appropriate to the unique needs and exposure that are presented in this market. We endeavor to craft policies that offer affordable and appropriate protection to address our insureds’ exposures while also constructing coverage such that potential losses are more predictable and claims cost can be best managed.
Underwriting teams are supported by active engagement and collaboration with our Claims, Actuarial, Product Management, Legal and Compliance and Finance departments so that trends in the business, legal and tort developments, and competitor and regulatory actions are analyzed, shared, and acted upon in a timely manner. We view our underwriters as the center of our company and all support functions are incented and measured to support the achievement of our underwriting profitability targets. This structure serves to surface both opportunities and issues early and forms a key part of our nimbleness and ability to take advantage of market disruptions. Finally, our underwriting controls and procedures are regularly reviewed to ensure our underwriters are acting with clear line of sight to profitably underwrite each of the markets we serve.
Overall, we believe that our best-in-class underwriting talent, our use of advanced technology and analytics to enhance our underwriting selection and pricing, as well as our orientation to surround our underwriters with support from other functional areas to act on opportunities and respond to potential disruption is a unique composition of capabilities to “Rule Our Niche” in each of the markets we serve.
Claims Management
At December 31, 2021, our claims department consisted of 65 claims professionals who have an average of more than 10 years of claims experience in the traditional P&C and various specialty lines of business. Our Chief Claims Officer and Executive Vice President, Sean Duffy, has over 27 years of claims experience in large commercial and specialty insurance claims departments. Prior to joining us, Mr. Duffy was the Senior Vice President, Chief Claims Officer for OneBeacon Insurance. Our claims department is fully integrated with our underwriting, actuarial, reinsurance and other functional departments in order to make thoroughly informed decisions about claims matters. During the year ended December 31, 2021, we handled 75.9% of our claims in-house, measured as percentage of gross reported losses. In the limited instances where we do not handle claims in-house, we utilize TPAs. Specifically, we utilize TPAs for a select set of captives and programs for which the TPA possesses specific expertise that we would not seek to replicate. We also utilize TPAs for our workers’ compensation line of business, given the specific geographical knowledge that is required to adjudicate these claims. Our internal claims managers actively oversee TPA activities and monitor their individual claim handling activities to our prescribed service levels and standards. In addition, our claims department works closely with our underwriting teams to keep them apprised of claims trends and provide feedback to our underwriters on emerging areas of loss experience.
Our claims department is guided by the following principles: (1) prompt and comprehensive claim investigations, considering all aspects of each loss, and using advanced analytics and technology to improve efficiency, accuracy and speed of response; (2) providing our customers with quality claims handling service while engaging customers through the entire claims resolution process; (3) promptly establishing reserves reflective of our best estimate of ultimate loss; (4) effectively pursuing contribution and subrogation on every claim; (5) detecting and preventing fraud activity throughout the claims handling process using a variety of existing tools and new technological processes; and (6) disciplined litigation management to provide our customers with a superior legal defense while closely monitoring legal costs.
When a claim is reported, we respond quickly with experienced, specialized adjusters utilizing advanced technology and analytics to assist them in the claims resolution process.We embed technology deeply into our claims process and leverage our technology-enabled platform and tools from first notice of loss to investigation to settlement. For example, we have retained an industry leading technology vendor to enable us to complete prompt and efficient virtual auto physical damage approvals and to make corresponding loss payments.
Our analytics capabilities used by our senior leadership and claims teams include real-time, detailed information on open claims and benchmarks against closed claims. We believe that industry expertise, nimble culture and technology-embedded claims processes enable us to reach fair and appropriate claims outcomes for our customers.
Moreover, when our insureds are sued or presented with a claim against them, we retain specialized independent legal counsel to defend and represent them. We vet both individual attorneys, and their law firms, to ensure they have the experience and expertise required to defend our insureds effectively and efficiently. We have developed carefully crafted litigation guidelines for both our claims processionals and our outside counsel to ensure that counsel is providing the appropriate defense to our insureds. To ensure that defense costs are reasonable, customary and standard within the respective attorneys’ geography and practice area, we review legal invoices to confirm case handling and billing practices fall within our retainer agreement with the law firm.
We have invested heavily in technology in all aspect of our claims from first notice of loss through claims settlement. Like underwriting data, our claims data is captured in SkyBI for reporting and analytics. We have also sought to innovate our claims processes to reduce loss costs. By way of example, for commercial auto, we have implemented “quick strike” response to claims events that deploys an experienced investigator at the scene of an accident within two hours of the event, regardless of the location, to access, and if appropriate, to resolve quickly any third-party claims. Similarly, we are piloting the use of artificial intelligence to signal fraud, early indicators of propensity for legal representation by third party claimants, and to route claims at first notice of loss based on potential severity.
Technology
Our technology is at the heart of everything we do and every decision we make, helping us to win over the long-term. We deploy technology across our organization to drive competitive advantages in three primary functional ways:
1.
Superior Business Intelligence Platform.   SkyBI, our business intelligence platform, focuses on providing our senior leadership, as well as our technical teams, with real-time intelligence to drive superior decision making. SkyBI reflects the best practices our management team has learned from its extensive experience across the P&C insurance and technology sectors. We developed SkyBI, our single, comprehensive enterprise-wide data repository, as our foundation for reporting, business intelligence, analytics, and other advanced data capabilities. It provides our organization information and performance metrics across the Company in an easy-to-consume visualized format. The data can be filtered by many categories, including distributor, customer segment, line of business, specific industry, individual underwriter, and specific risk feature among others. SkyBI aids in establishing clear line of sight to objectives as well as facilitating our decision-making process.
2.
Predictive Analytics Technology.   We strive to augment the capabilities of our employees daily using new forms of risk data and the use of predictive analytics including artificial intelligence for risk selection, pricing and claims handling. Within every underwriting division, our actions are intentional to “Rule Our Niche.” We aim to innovate constantly, and our actions are specific to each of the divisions/markets we serve. Examples include SkyDrive, Accident & Health Artificial Intelligence and our Commercial Flood product.

3.
Core Transactional Platforms.   Our core operating platforms, including our policy administration, billing and claims systems, are intentionally designed to enable nimble scaling and expansion of our business. We generally use, third-party vendor developed core operating applications that we have customized for our company. Our core platform organization is used for all business except for Accident & Health, Global Property and Surety as the unique features of these underwriting divisions require select dedicated core processing components. Data gathered from our core operating platforms from all divisions flows to our SkyBI platform with comparable data quality and granularity regardless of underwriting division.

Our use of advanced technology for underwriting and claims, SkyBI and core operating platforms provide our business with a flywheel effect allowing our underwriters to better select risk, our claims professionals to better adjudicate claims, our unit leaders to better communicate with reinsurance and third-party partners, and our senior leadership team to better evaluate trends in our business. These tools also have the added advantage of allowing us to communicate with our distribution partners, reinsurers, and other third-party partners more accurately, effectively, and efficiently.
Like other companies, we face external threats to our information technology systems, including the possibility of system failure, attempts to steal our customer data, and ransomware attacks. We designed our technology infrastructure to function through almost any major disruption. We replicate our data in real time to a third-party cloud disaster recovery site for use in the event of a major system failure. We also back-up our data daily for system restoration if needed. Additional actions we take to prevent disruptions to our systems and data include: actively monitoring Cybersecurity and Infrastructure Security Agency’s (CISA) cybersecurity directives, taking immediate action on any vulnerability identified in a directive; conducting monthly vulnerability scans on all network attached devices, at all locations, with patching applied whenever needed; requiring two-factor authentication for access to any of our systems; conducting monthly security training for all employees; implementing endpoint detection agents for threat detection and response; performing desktop scenarios to practice responses to breaches involving our cybersecurity insurance partners and retained security consultants; and performing annual penetration testing. We constantly review our security breach posture and regularly implement updated processes, best practices and tools.
Reinsurance
We strategically purchase reinsurance from third parties which enhances our business by protecting capital from severity events (either large single event losses or catastrophes) and reducing volatility in our earnings. Our reinsurance contracts are predominantly one year in length and renew annually throughout the year, primarily in January and June. At each annual renewal, we consider several factors that influence any changes to our reinsurance purchases, including any plans to change the underlying insurance coverage we offer, updated loss activity, the level of our capital and surplus, changes in our risk appetite and the cost and availability of reinsurance treaties.
We purchase quota share reinsurance, excess of loss reinsurance, and facultative reinsurance coverage to limit our exposure from losses on any one occurrence. The mix of reinsurance purchased considers efficiency, cost, our risk appetite and specific factors of the underlying risks we underwrite.
•
Quota share reinsurance refers to a reinsurance contract whereby the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission.

•
Excess of loss reinsurance refers to a reinsurance contract whereby the reinsurer agrees to assume all or a portion of the ceding company’s losses for an individual claim or an event in excess of a specified amount in exchange for a premium payable amount negotiated between the parties, which includes our catastrophe reinsurance program.
•
Facultative coverage refers to a reinsurance contract on individual risks as opposed to a group or class of business. It is used for a variety of reasons, including supplementing the limits provided by the treaty coverage or covering risks or perils excluded from treaty reinsurance.

The following is a summary of our reinsurance programs as of June 1, 2022:
Line of Business	Maximum Company Retention
Accident & Health	$0.75 million per occurrence
Commercial Auto(1)	$1.0 million per occurrence
Excess Casualty(1)	$2.35 million per occurrence
General Liability(1)	$2.0 million per occurrence
Professional Lines	$2.4 million per occurrence
Property	$2.0 million per occurrence
Surety	$3.0 million per occurrence
Workers’ Compensation	$1.95 million per occurrence

(1)
Legal defense expenses can force exposure above the maximum company retention for Excess Casualty, Commercial Auto and General Liability.

For the year ended December 31, 2021, property insurance represented 20.2% of our gross written premiums. We actively manage and continuously monitor our aggregation of property writings by geographic area to limit our potential for aggregation of loss resulting from severe events such as hurricanes, convective storms, and earthquakes. We buy catastrophe reinsurance to further mitigate an aggregation of property losses due to a single event or series of events. To inform our purchase of catastrophe reinsurance, we use third-party stochastic and our own deterministic models to analyze the risk of aggregation of losses from such events. These models provide a quantitative view of PML events, which is an estimate of the level of loss we would expect to experience once in a given number of years (referred to as the return period). Based upon our modeling, it would take an event beyond our 1 in 250-year PML to exhaust our $32.0 million property catastrophe coverage. Additionally, we seek to expose no more than 3.0% of our stockholders’ equity to a catastrophic loss that is less than a 1 in 250-year event. We believe our current reinsurance program provides coverage well in excess of our theoretical losses from any recorded historical event.
In the event of a catastrophe that impacts our reinsurance contracts, a portion of our reinsurance program includes the right to pay additional premium to reinstate reinsurance limits for potential future recoveries during the same contract year and preserve our limit for subsequent events. This payment for subsequent event coverage is known as a “reinstatement.”
In addition to our reinsurance programs for our continuing business, during 2020, we entered into a LPT retroactive reinsurance agreement with a third-party reinsurer domiciled in Bermuda for liabilities (including claim payments, allocated losses and LAE reserves and certain extra-contractual obligations) related to certain policies issued or assumed for policy years 2017 and prior so as to limit the volatility associated with the business written during those years. As of the Valuation Date, we ceded approximately $153.1 million of Net LPT Reserves. As of the Valuation Date, the LPT provided cover of approximately $127.4 million above Net LPT Reserves, subject to co-participation at specific amounts. As of March 31, 2022, our reinsurance recoverables from our LPT amounted to $64.2 million, of which 96.9% was collateralized; as of April 2022, this recoverable is fully collateralized. See the section entitled “Business Section — Reserves” for more information.
Certain ceded reinsurance contracts, which we determined do not transfer significant insurance risk, are accounted for using the deposit method of accounting. See the section entitled “Management’s Discussion and Analysis — Critical Accounting Policies and Estimates — Reinsurance” for more information regarding the deposit method of accounting.
For the years ended December 31, 2021 and 2020, our net premium retention, defined as the ratio of net premiums written divided by gross written premiums, was 56.3% and 52.8%, respectively.

We seek to purchase reinsurance from reinsurers that are rated at least “A-” (“Excellent”) or better by A.M. Best. As of March 31, 2022, 98.6% of our reinsurance recoverables were either derived from reinsurers rated “A-” (Excellent) by A.M. Best, or better, or were collateralized for our reinsurance recoverable by the reinsurer, with an additional 0.4% of the March 31, 2022 balance collateralized in April 2022. While we only select reinsurers whom we believe to have acceptable credit and A.M. Best ratings, if our reinsurers are unable to pay the claims for which they are responsible, we ultimately retain primary liability to our policyholders. Hence, failure of the reinsurer to honor its obligations could result in losses to us, and therefore, we establish allowances for amounts considered uncollectible. At December 31, 2021 and 2020, there was no allowance for uncollectible reinsurance.
The following table sets forth our most significant reinsurers by amount of reinsurance recoverables and the amount of reinsurance recoverables pertaining to each such reinsurer as of March 31, 2022 as well as A.M. Best rating as of December 31, 2021:
Reinsurer	Reinsurance Recoverables as of March 31, 2022 ($ in thousands)	AM Best Rating as of December 31, 2021
Everest Reinsurance Co.	175,013	A+
Randall & Quilter (R&Q Bermuda (SAC) Ltd)(1)	64,228	Unrated
eCaptive PC1-IC (and PC2-IC), Inc.(2)	66,632	Unrated
RGA Reinsurance Company	28,987	A+
Swiss Reinsurance America Corp	20,861	A+
Arch Reinsurance Co.	14,656	A+
Munich Reinsurance America Inc.	14,628	A+
Scor Reinsurance Co.	14,603	A+
Hannover Ruckversicherung AG	14,364	A+
AMLIN Bermuda Limited	14,034	A
Top 10 Total	428,006
All Others	115,822
Total	543,828

(1)
This reinsurer facilitates our LPT reinsurance agreement; we maintain the right of offset of our recoverables for premiums we owe to the reinsurer, we held collateral in a statutory trust of $62.2 million on our net reinsurance recoverables as of December 31, 2021, with an additional $2.0 million collateralized in April 2022.

(2)
This reinsurer facilitates our eMaxx captive; we hold collateral in a statutory trust of $92.0 million on our reinsurance recoverables.

For a further discussion of our reinsurance, see the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Reinsurance.”
Enterprise Risk Management
Our enterprise risk management (“ERM”) is embedded in nearly every aspect of our company and guides our day-to-day activities. At the highest level, our approach to ERM is to ensure we achieve an acceptable risk adjusted return for our shareholders; as such we are intentional in our underwriting and asset portfolio construction. As an example, we aim to balance liability duration of our underwriting portfolio, and we use reinsurance to manage volatility from a single loss and for cumulative losses tied to a single event or series of events. Our investment strategy is similarly set out to have a diversified target portfolio that balances portfolio yield, liquidity, volatility, and potential for principal loss.
Our Chief Risk Officer oversees several critical ERM processes as well as chairing our cross-functional corporate ERM Committee. We formalize our own view of risk and solvency in terms of potential economic loss using our Economic Capital Model (“ECM”). We use the output of our ECM to measure potential earnings and capital loss for a range of scenarios. These outputs are measured against risk tolerances that are set out and updated annually by the ERM Committee and approved by the Audit Committee of our Board. More specifically, our ECM provides a probabilistic modeled view of earnings and capital loss that brings together the potential loss from catastrophes, reserving, underwriting, market, credit risk, strategic and operational risks.
Aside from maintaining our ECM and overseeing our risk tolerance framework, our Chief Risk Officer works with our ERM Committee to review and maintain a comprehensive risk register with accountabilities to ensure appropriate mitigations are in place and are monitored for any change. The top 10 risks are further identified and quantified by the Chief Risk Officer and the ERM Committee and reviewed every quarter. The Chief Risk Officer and the ERM Committee submit these reports to the Audit Committee on a regular basis.
We construct our operational processes and controls with a view to identify, assess and manage key risks on an ongoing basis. For example, our Underwriting Committee is responsible for overseeing standard letters of authority, underwriting audits, changes in risk appetite, and product line and division expansion. Within Claims, we diligently monitor our claims handling practices against guidelines through regular internal audits, conduct monthly large loss reviews, and maintain and monitor a watchlist of potential high severity claims. Within Actuarial, we perform quarterly reserve studies, and our Reserve Committee meets twice each quarter to review and respond to trends in loss emergence. Any key observations are subsequently discussed with the CEO. Monthly and quarterly our underwriting divisions assess rate change and retention on existing business, new business quality and pricing adequacy, and loss emergence as compared to expected. Our SkyBI platform provides real-time portfolio, underwriting, claims and actuarial analytics which is critical to ensuring that the above processes achieve the desired outcome.
Altogether, our Enterprise Risk Management is at the center of our decision making and our day-to-day activities. It is a central component to our strategy to achieve market leading risk adjusted returns for our shareholders.
Reserves
We maintain reserves for specific claims incurred and reported, IBNR reserves and reserves for uncollectible reinsurance when appropriate. Our ultimate liability may be greater or less than the current reserves. In the insurance industry, there is always the risk that reserves may prove inadequate. We continually monitor reserves using new information on reported claims and a variety of statistical analyses. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves for losses and LAE to reflect estimated present value.
When a claim is reported, we establish a case reserve for the estimated amount of the ultimate payment after an appropriate assessment of coverage, damages and other investigation as applicable. The estimate is based on our reserving practices and on the claims adjuster’s experience and knowledge of the nature and value of the specific type of claim. Case reserves are revised periodically based on subsequent developments associated with each claim. See the section entitled “Business — Claims Management” for more information.
We establish IBNR reserves in accordance with industry practice to provide for (i) the estimated amount of future loss payments on incurred claims not yet reported, and (ii) potential development on reported claims. IBNR reserves are estimated based on generally accepted actuarial reserving techniques that take into account quantitative loss experience data and, where appropriate, qualitative factors.
We regularly review our loss reserves using a variety of actuarial techniques. We also update the reserve estimates as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Additionally, our loss reserving is reviewed annually for reasonableness by a reputable third-party actuarial firm. A reserve can be increased or decreased over time as claims move towards settlement, which can impact earnings in the form of either adverse development or reserve releases.

The following table presents the development of our loss reserves calculated in accordance with GAAP, as of December 31 for each year.
Net Ultimate Loss and ALAE
($ in thousands)	Calendar Year			Development
Accident Year	2019	2020	2021	2019 to 2020	2020 to 2021
Prior	$1,329,014	$1,390,905	$1,418,885	$61,891	$30,980
2019	257,469	245,131	243,851	(12,338)	(1,280)
2020	N/A	291,139	292,439	N/A	(1,700)
2021	N/A	N/A	323,697	N/A	N/A
Total Reserve Development				$49,553	$28,000
Reserve Development on losses subject to LPT				49,013	28,000
Reserve Development on losses excluding losses subject to LPT				$540	$—
We present our loss development on a consolidated basis, however, we evaluate net ultimate loss and LAE under three sub-categories: multi-line solutions, short tail/monoline specialty lines and exited lines. Multi-line solutions includes those market niches for which we provide multiple products most frequently as an integrated solution, The multi-line solution subcategory is made up predominantly of occurrence liability including general liability, excess liability, and commercial auto, in aggregate has a longer duration for losses to fully develop and is comprised of our Industry Solutions, Transactional E&S, Programs and Captives underwriting divisions. Short tail/monoline specialty lines includes those market niches we serve with monoline solutions which generally have shorter durations for losses to fully develop and is comprised of our Global Property, A&H, Surety and Professional Lines underwriting divisions. Exited lines includes all underwriting divisions which we have placed in run-off. See the section “Financial pages — Losses and Loss Adjustment Expenses” footnote for additional information on loss reserves and development.
During the year ended December 31, 2021, our net incurred losses and LAE, including losses and LAE subject to the LPT, for accident years 2020 and prior developed unfavorably by $28.0 million. This unfavorable development was driven by $28.8 million of unfavorable development in exited lines and $4.8 million of unfavorable development in multi-line solutions, partially offset by $5.6 million of favorable development in short tail/monoline specialty lines.
Within exited lines, unfavorable development of $28.8 million was primarily related to 2013, 2015, and 2018 accident years and predominantly driven by increases in both frequency and severity of losses in general liability. Within multi-line solutions, unfavorable development of $4.8 million was primarily related to 2016 and 2017 accident years and was driven by increased frequency and severity of claims in commercial auto. Within short tail/monoline specialty lines, favorable development of $5.6 million was primarily related to 2019 and 2020 accident years and was driven by favorable loss emergence relative to actuarial expectations in property and accident & health product areas.
During the year ended December 31, 2021, excluding losses subject to the LPT, we reported zero net development on incurred losses and LAE for accident years 2020 and prior, driven by favorable development of $3.0 million primarily related to short tail/monoline specialty lines in accident years 2019 and 2020, offset by unfavorable development of $3.0 million primarily related to multi-line solutions in accident years 2018 and prior.
During the year ended December 31, 2020, our net incurred losses for accident years 2019 and prior developed unfavorably by $49.6 million. This unfavorable development was driven by $45.9 million of unfavorable development in exited lines and $18.2 million of unfavorable development in multi-line solutions, partially offset by $14.6 million of favorable development in short tail/monoline specialty lines.
Within exited lines, unfavorable development of $45.9 million, was primarily related to 2016 through 2018 accident years and driven by unfavorable loss emergence relative to actuarial expectations of general liability.Within multi-line solutions, unfavorable development of $18.2 million, was primarily related to 2016 and 2017 accident years and driven by increased frequency and severity of claims in commercial auto.Within short tail/monoline specialty lines, favorable development of $14.6 million, was primarily related to 2019 accident year and was driven by favorable loss emergence relative to actuarial expectations in property.
During the year ended December 31, 2020, excluding losses subject to the LPT, our net incurred losses for accident years 2019 and prior developed unfavorably by $0.5 million, driven by unfavorable development of $12.8 million primarily related to multi-line solutions and exited lines in accident years 2018 and prior, offset by favorable development of $12.3 million primarily related to short tail/monoline specialty lines in the 2019 accident year.
Loss Portfolio Transfer
On April 1, 2020, with a valuation date of June 30, 2019, we entered into a LPT retroactive reinsurance agreement with R&Q Bermuda (SAC) Limited, a third party reinsurer domiciled in Bermuda that specializes in assuming legacy blocks of insurance business and running them off. The LPT covers liabilities (including claim payments, allocated LAE and certain extra-contractual obligations) related to certain policies issued or assumed for policy years 2017 and prior. The LPT agreement covers the majority of our exited business. We believe purchasing this coverage reduces the volatility associated with the covered business produced in 2017 and prior, and has allowed our management team to focus on the continuing business which we believe provide the best path for continued profitable growth.
As of the Valuation Date, we agreed to cede $153.1 million of Net LPT Reserves for certain lines of business, primarily related to 2017 and prior policy years, subject to an aggregate cash deductible of $105 million which was withheld from the reinsurer. Subsequent to the Valuation Date but prior to the Inception Date, we strengthened the Net LPT Reserves by $5.5 million. This development resulted in an increase in the Net LPT Reserves of $5.5 million to $158.6 million. Consequently, at the Inception Date, the cash remitted to the third party reinsurer for the cession of the Net LPT reserves was $53.6 million (reflecting the $158.6 million of Net LPT Reserves less the $105 million cash deductible).
As of the Inception Date, the LPT provided reinsurance protection of approximately $127.4 million above the Net LPT Reserves, subject to co-participations at specified amounts, detailed below. We paid $43.5 million in premium to the reinsurer for this reinsurance protection. This premium payment of $43.5 million combined with the $53.6 million remitted to the reinsurer resulted in a total cash transfer of $97.1 million on the Inception Date.
The LPT is structured into two distinct sections with separate and independent reinsurance structures. Section A (representing $22.2 million of ceded net reserves at inception of the LPT) is the smaller section of the LPT covering claims from exited workers’ compensation and general liability lines of business primarily related to business written in policy years 2011 and prior. Section B (representing $130.9 million of ceded net reserves at inception of the LPT) is a substantially larger section, covering claims from other exited business and certain continuing business related to policies written in years 2017 and prior, principally comprised of general liability and commercial auto lines.
As of December 31, 2021, our net loss reserves subject to the LPT were $90.3 million. In connection with refocusing our strategy, we have materially strengthened our reserves subject to the LPT. These decisions have been informed by substantial actuarial and claims analyses performed specific to our business subject to the LPT. At the same time, we have reduced the number of open claims by 54.8% since the inception of the LPT.
Section A
Based on the reserves on the Valuation Date, we ceded $22.2 million of net reserves related to Section A, subject to the aggregate cash deductible. The LPT provides 100% reinsurance coverage on the first $2.8 million of incurred losses and LAE above the ceded net reserves for Section A. Above the $2.8 million coverage layer is a further $5.0 million of reinsurance coverage for which we retain 50% of the incurred losses and LAE.
In April 2021, we reviewed every open claim for the business covered by Section A, with the help of a leading independent actuarial firm, to ensure that our reserves were set to our expected ultimate loss. Based on the review, we strengthened our reserves subject to Section A. As of December 31, 2021, total incurred losses and LAE (including claims paid, case reserves and IBNR) were $34.2 million, which is $4.2 million in excess of our reinsurance coverage under Section A of the LPT. As a result, should new claims arise or existing claims develop adversely such that we need to increase our incurred losses and LAE on business covered by Section A, there would be no further reinsurance coverage on these policies subject to the LPT.
As of December 31, 2021, paid losses and LAE on policies subject to Section A of the LPT were $15.0 million, which is $7.2 million below the net reserves ceded at valuation of the LPT and $15.0 million below our total reinsurance coverage under Section A. We believe the ratio of paid losses and LAE to total incurred losses and LAE of 43.9% as of December 31, 2021, on policies covered under Section A of the LPT, in combination with the age of the policies (primarily policy years 2011 and prior) and the declining number of open claims (Section A open claims have been reduced by 37.1% since the Valuation Date), underscores the strength of our reserve position on Section A.
The chart below provides an illustration of the Section A reinsurance structure, the paid and incurred losses and LAE positions within the structure as of December 31, 2021, and the reduction in open claims from the Valuation Date through December 31, 2021.

Section A Structure and Incurred Losses
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$30mm cover
$5.0
$2.8
$22.2
$34.2
$19.2
$15.0
Section A:
Total Incurred 12/31/2021
Net LPT Reserves
100% Reinsurance Coverage
50% Reinsurance Coverage
Paid
Reserves

Open Claims
550
500
450
400
350
300
250
200
150
100
50
0
501
315
37.1%
reduction
Open Claims at the Valuation Date
Open Claims at 12/31/21

Section B
Based on the reserves on the Valuation Date, we ceded $130.9 million of net reserves related to Section B, subject to the aggregate cash deductible. The LPT provides 100% reinsurance coverage on the first $19.1 million of incurred losses and LAE above the ceded net reserves for Section B. Above the $19.1 million layer, a further $70.0 million of reinsurance coverage is provided, for which we have a 50% co-participation on the incurred losses and LAE in the layer. There is a further $36.0 million of reinsurance that provides 100% coverage above the $70 million layer.
In September 2021, we reviewed every open claim for the business covered by Section B to ensure that our reserves were set to our expected ultimate loss. Based on the review, we strengthened our reserves subject to Section B. As of December 31, 2021, total incurred losses and LAE (including claims paid, case reserves and IBNR) were $205.6 million. This means that $14.4 million of the $70.0 million layer of 50% coverage (representing $7.2 million of net coverage), as well as the entire $36.0 million of 100% coverage layer are available should new claims arise or existing claims develop adversely (total of $43.2 million of coverage remaining). As of December 31, 2021, paid losses and LAE on policies subject to Section B were $134.4 million, which is $121.6 million below our total reinsurance coverage under Section B, which includes the co-participation amounts. As with Section A, we believe that the Section B ratio of paid losses and LAE to total incurred losses and LAE of 65.4% as of December 31, 2021 in combination with and the rapidly declining number of open claims (reduced by 58.7%) since the Valuation Date underscores the strength of our reserve position on Section B.
The chart below provides an illustration of the Section B reinsurance structure, the paid and incurred losses and LAE positions within the structure as of December 31, 2021, and the reduction in open claims from the Valuation Date through December 31, 2021.

Section B Structure and Incurred Losses

$256mm cover
$275.0
$250.0
$225.0
$200.0
$175.0
$150.0
$125.0
$100.0
$75.0
$50.0
$25.0
$0.0
$36.0
$70.0
$19.1
$130.9
$205.5
$71.1
$134.4
Section B:
Total Incurred 12/31/2021
Net LPT Reserves
100% Reinsurance Coverage
50% Reinsurance Coverage
Paid
Reserves

Open Claims

2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2,232
922
58.7% reduction
Open Claims at the Valuation Date
Open Claims at 12/31/21

Investments
We seek to maintain a balanced investment portfolio predominantly composed of investments that generate predictable and stable returns, augmented by select strategic investments that generate attractive risk-adjusted returns. Our investment allocation strategy utilizes an Enterprise Based Asset Allocation model. This model, which is embedded in our Economic Capital Model (see ERM discussion), allows us to understand the impact of our investment allocation decisions on our capital, liquidity and risk profile across a range of market scenarios.
We actively manage and monitor our investment risk to balance the goals of stable growth and liquidity with our need to comply with the insurance regulatory and rating agency frameworks within which we operate. Our portfolio is mainly comprised of cash and cash equivalents and investment-grade fixed-maturity securities, supplemented by additional investments that fit our risk appetite, principally higher yielding direct lending strategies and equities. Other investments, while typically not rated securities, are generally lower volatility fixed income loans and securities that we believe provide us with risk-adjusted returns above what is achievable in liquid investment grade markets. We call this part of our investment portfolio Opportunistic Fixed Income.
The Investment Committee of our Board of Directors reviews and approves our investment policy and strategy. This committee meets on a regular basis to review and consider investment activities, tactics, and new investment opportunities as they arise. The portfolio is directed internally and includes both self-managed investments and portfolios managed by select third-party investment management firms.

A summary of our investment portfolio at March 31, 2022 and December 31, 2021 is as follows:
	March 31, 2022			December 31, 2021
($ in thousands)	Fair value	% of total	Net Yield	Fair value	% of total	Net Yield
Cash and Short-term Investments	$229,083	22.4%	0.0%	$207,024	20.9%	0.1%
Fixed Income	438,752	42.9%	2.7%	458,351	46.2%	2.3%
Opportunistic Fixed Income	188,666	18.4%	25.7%	168,058	17.0%	8.6%
Equities	166,849	16.3%	1.7%	158,033	15.9%	2.3%
Total Investments and Cash	$1,023,350	100.0%	6.0%	$991,466	100.0%	2.7%
Our fixed maturity securities, together comprising 61.3% of our total investments and cash as of December 31, 2021, including both fixed income and opportunistic fixed income, had a weighted average effective duration of 2.7 and 2.8 years as of March 31, 2022 and December 31, 2021, and an average credit rating of “AA” (Standard & Poor’s) as of both March 31, 2022 and December 31, 2021.
Competition
The specialty lines property & casualty insurance market consists of many markets and sub-markets. Each market is characterized by distinct customer needs and product and services to meet those needs, and specific economic and structural features. We face competition in our underwriting divisions from other specialty and standard insurers as well as program administrators. Competition is based on many factors including pricing of coverage, the general reputation and perceived financial strength of the company, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of the underwriting and claims teams. Given the diversity of our underwriting divisions, our competition is broad and certain competitors may be specific to only a subset of our divisions. Some of our notable competitors include: Markel Corporation; W.R. Berkley Corporation; American Financial Group Inc.; Tokio Marine Holdings, Inc.; CNA Financial Corporation; Hiscox, Ltd.; RLI Corp.; Intact Finance Corporation; Argo Group International Holdings, Ltd.; Kinsale Capital Group, Inc.; and James River Group Holdings, Ltd.
Ratings
Our insurance group, Skyward Specialty Insurance Group, Inc. currently has a rating of “A-”(Excellent) with a stable outlook from A.M. Best, which rates insurance companies based on factors of concern to policyholders. A.M. Best currently assigns 16 ratings to insurance companies, which currently range from “A++” (Superior) to “F” (In Liquidation). The “A-” (Excellent) rating is the fourth highest rating. In evaluating a company’s financial and operating performance, A.M. Best reviews a company’s profitability, leverage, and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its losses and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance, and ability to meet its obligations to policyholders. These evaluations are not directed to investors of an insurance company’s securities.
Employees and Human Capital
As of March 31, 2022, we had 401 employees. Our employees are not subject to any collective bargaining agreement, and we are not aware of any current efforts to implement such an agreement. We believe we have good working relations with our employees. We aim to be an employer of choice, and not just for insurance. As such, we strive to create a culture committed to fostering a rich diversity of thought, background and perspective. We embrace diversity, equity and inclusion initiatives as a way to improve workplace culture and demonstrate the importance of valuing our employees as people, not just as workers. In addition, we offer and maintain a competitive benefits package designed to support the well-being of our employees, including, but not limited to, medical, dental and vision insurance, a 401(k) plan, paid time off, family leave and employee assistance programs. We also emphasize the training and development of our employees and provide opportunities to further their education and professional development. We know that we cannot win at our business unless we first win with our people.
Intellectual Property
We have applied for various trademark registrations in the United States at both federal and state levels. We will pursue additional trademark registrations and other intellectual property protection to the extent we believe it would be beneficial and cost effective.
In addition, we monitor our trademarks and service marks and protect them from unauthorized use as necessary.
Facilities
Our primary executive offices and insurance operations are in Houston, Texas which occupy approximately 40,000 square feet of office space for annual rent and rent-related operating payments of approximately $0.7 million. The lease for this space expires in 2029.
We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed.
Legal Proceedings
We are periodically party to legal proceedings which arise in the ordinary course of business. Currently, we are not involved in any legal proceedings which we believe could have a material adverse effect on our business or results of operation.
Our History
Skyward Specialty was formed as a Delaware corporation on January 3, 2006 as an insurance holding company. We operated under the name Houston International Insurance Group, Ltd. until we re-branded as Skyward Specialty in November 2020. We were founded for the purpose of underwriting commercial property and casualty insurance coverages for specialized customer niches and industries.
Our founding shareholders and management set out to build a leading specialty insurance provider underwriting across the United States and select niche global markets. The foundation for the company was established — and its business and geographic footprint widened — in part, through a series of acquisitions of insurance carriers and other insurance service providers beginning in 2007. In July 2014, to provide liquidity for certain of our then-shareholders as well as capital for the continued expansion of the business, we sold an interest in the company to an investment consortium led by Westaim, our largest shareholder as of the time of this offering. In the years following Westaim’s investment, we continued to pursue organic growth in specialty P&C markets, supplemented by various strategic investments and acquisitions to enhance existing capabilities or enter new markets.
In 2020, we embarked upon a series of changes to refocus our strategy and position us for emerging opportunities in our chosen markets:
•
In April 2020, we entered into the previously noted LPT reinsurance transaction covering certain business written during policy years 2017 and prior, to limit our exposure to potential loss reserve development primarily associated with certain exited business and to allow our management team to focus on the continuing business which we believe provide the best path for continued profitable growth.

•
In April 2020, we raised approximately $100 million of capital from our existing investors to (i) provide capital to grow in the hardening pricing environment, (ii) position the Company for growth during a period of market dislocation, and (iii) strengthen our balance sheet.

•
In May 2020, we appointed Andrew Robinson as our Chief Executive Officer. Under Mr. Robinson’s leadership, we developed and implemented our “Rule Our Niche” strategy. As part of this strategy, we implemented additional changes that further transformed our business. These changes have included (i) substantial strengthening of our underwriting, claims and actuarial teams and support functions, (ii) improving the company culture with particular focus on attracting, retaining and developing top talent, (iii) considerable investment in our business intelligence technology capabilities and use of advanced technology for underwriting and claims decision-making, and (iv) a disciplined approach to focus only on the niches in which we believe we can earn an attractive underwriting profit and build sustainable and defensible positions.
As part of this strategy, we have taken several steps including, but not limited to, the following:
•
Made multiple key hires across the organization — including underwriting, claims and technology — bringing us a diversity of world-class leadership and underwriting and claims expertise in select specialty lines;

•
Launched select underwriting divisions, units and product lines where we believe we have — or can establish — defensible positions in high-profit niches to deliver consistent, best-in-class returns. Examples include Transactional E&S Lines, Allied Health Professional Liability and a range of insurance solutions for the cannabis industry;

•
Acquired Aegis Surety, substantially increasing our scale in surety, deepening our surety underwriting and leadership team, and positioning the business line for profitable growth;

•
Exited underperforming classes and divisions that did not meet our “Rule Our Niche” strategy, including specialty workers’ compensation, lawyers’ professional liability, automobile dealers programs, insurance agents and brokers professional liability, title agents liability, commercial auto for the timber industry and liability solutions for the hospitality industry;

•
Invested significantly in our technology to amplify the capabilities and expertise of our people, using advance data and analytics to improve our decision-making, and facilitate our expansion into new business lines; and

•
Implemented our name change and rebranding to Skyward Specialty, aligning with our repositioned business and culture.

We believe our strategy and actions are driving financial performance and positioning us for long-term, sustainable growth and profitability that is among the best in the specialty P&C marketplace. Our momentum is strong and accelerating and we believe we are well-situated to continue our growth trajectory and consistently achieve best-in-class underwriting returns and return on equity.
Our Structure
We conduct our operations principally through four insurance companies. HSIC, which is our largest insurance subsidiary, underwrites multiple lines of insurance on a surplus lines basis in 50 states and the District of Columbia. IIC, a subsidiary of HSIC, underwrites on an admitted basis in all 50 states and the District of Columbia. GMIC, a subsidiary of IIC, underwrites multiple lines of insurance on an admitted basis in all 50 states and the District of Columbia. OSIC, a subsidiary of GMIC, is an approved surplus lines carrier in 47 states and the District of Columbia.
In addition to our primary insurance companies, we also own Skyward Re, a wholly-owned captive reinsurance company domiciled in the Cayman Islands that was incorporated on January 7, 2020. Skyward Re was established to facilitate the LPT. We also operate two non-insurance companies: Skyward Underwriters Agency, Inc., a licensed agent, managing general agent and reinsurance broker, and Skyward Service Company, which provides various administrative services to our subsidiaries.

Our organizational structure is set forth below. Each entity is wholly-owned by its immediate parent.
Our Corporate Information
Skyward Specialty Insurance Group, Inc. is an insurance holding company incorporated in Delaware that was organized in 2006. Our principal executive office is located at 800 Gessner Road, Suite 600, Houston, TX 77024 and our telephone number is (713) 935-4800. Our website address is www.skywardinsurance.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

REGULATION
Insurance Regulation
We are regulated by insurance regulatory authorities in the states in which we conduct business. State insurance laws and regulations generally are designed to protect the interests of policyholders, consumers and claimants rather than stockholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and insurance producers, review and approval of product forms and rates, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing types and amounts of investments.
Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase, state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and some state insurance regulators are re-examining existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways. In addition, the Federal Insurance Office (the “FIO”) was established within the U.S. Department of the Treasury by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in July 2010. The FIO monitors all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry or the U.S. financial system, although the FIO has no express regulatory authority over insurance companies or other insurance industry participants.
Required Licensing
Skyward Specialty is the ultimate parent company for four insurance company subsidiaries. Two of the insurance subsidiaries, GMIC and IIC, are domiciled and admitted in the state of Texas to transact certain lines of property and casualty insurance. HSIC is domiciled in the state of Texas and operates on a surplus lines basis. Lastly, OSIC is domiciled in the state of Oklahoma and operates on a surplus lines basis. All of Skyward Specialty’s insurance subsidiary’s licenses are in good standing, and, pursuant to applicable state laws and regulations, will continue in force unless otherwise suspended, revoked or otherwise terminated, subject to certain conditions and the filing of an annual registration statement with the state of domiciliary.
GMIC and IIC currently operate on an admitted basis in all fifty (50) states and the District of Columbia and each must maintain an insurance license in each state in which it transacts the business of insurance. HSIC currently operates on a surplus lines basis in all 50 states and the District of Columbia. OSIC currently operates on a surplus lines basis in forty-seven (47) states and the District of Columbia. While HSIC and OSIC do not have to apply for and maintain a license in those states (with the exception of their respective domiciliary states), they are subject to maintaining eligibility standards or approval under each particular state’s surplus lines laws to be included as an approved surplus lines carrier. In states in which HSIC and OSIC operate on a surplus line basis, HSIC and OSIC have the freedom of rate and form on the majority of its business. This means that HSIC and OSIC can implement changes in policy form, underwriting guidelines, or rates for a product on an immediate basis without regulatory approval.
All insurance is written through licensed agents and brokers. In states in which we operate on a non-admitted basis, surplus lines brokers generally are required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us or that the coverage is otherwise unavailable from an admitted carrier.
Insurance Holding Company Regulation
We operate as an insurance holding company system and are subject to the insurance holding company laws of the State of Texas, the state in which our primary insurance companies are domiciled, as well as those of Oklahoma. These statutes require that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system and domiciled in that state. These statutes also provide that all transactions among members of a holding company system must be fair and reasonable. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to or prior approval of the applicable state insurance regulator generally is required for any material or extraordinary transaction.
Changes of Control
Before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must make a disclaimer of control filing with the insurance department of such state and obtain approval thereon. Prior to granting approval of an application to acquire control of a domestic insurer, the domiciliary state insurance commissioner will consider a number of factors, which include the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.
Generally, state insurance statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the outstanding voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.
Since Skyward Specialty’s insurance companies are domiciled in Texas and Oklahoma, the insurance laws and regulations of those state would be applicable to any proposed acquisition of control of Skyward Specialty. Under applicable Texas and Oklahoma insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors, including among others, the financial strength of the proposed acquiror, the integrity and management of the acquiror’s board of directors and executive officers, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Texas and Oklahoma insurance laws and regulations pertaining to changes of control apply to both the direct and indirect acquisition of ten percent or more of the voting stock of a domiciled insurer. Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of Skyward Specialty and would trigger the applicable change of control filing requirements under Texas and Oklahoma insurance laws and regulations, absent a disclaimer of control filing and its acceptance by the Texas and Oklahoma Departments of Insurance. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable.
Restrictions on Paying Dividends
We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from our insurance subsidiaries. Applicable state insurance laws restrict the ability of our insurance subsidiaries to declare stockholder dividends. Applicable state insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on an insurer’s business. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.

Investment Regulation
Skyward Specialty’s insurance companies are subject to Texas and Oklahoma laws which require diversification of our investment portfolios and limits on the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.
Restrictions on Cancellation, Non-renewal or Withdrawal
Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market. Some states prohibit an insurer from withdrawing from one or more lines of business in the state except pursuant to a plan approved by the state insurance regulator, which may disapprove a plan that may lead to market disruption. Some state statutes may explicitly or by interpretation apply these restrictions to insurers operating on a surplus lines basis.
Licensing of Our Employees and Adjusters
In certain states in which we operate, insurance claims adjusters are required to be licensed and some must fulfill annual continuing education requirements. In most instances, our employees who are negotiating coverage terms are underwriters and employees of the Company and are not required to be licensed agents. As of March 31, 2022, 39 employees of Skyward Specialty were required to maintain and did maintain requisite licenses for these activities in most states in which we operate.
Enterprise Risk and Other Recent Developments
The NAIC, as part of its solvency modernization initiative, has engaged in a concerted effort to strengthen the ability of U.S. state insurance regulators to monitor U.S. insurance holding company groups. The NAIC’s solvency modernization initiative, among other things, aims to expand the authority and focus of state insurance regulators to encompass U.S. insurance holding company systems at the group level. The holding company reform efforts at the NAIC culminated in December 2010 in the adoption of significant amendments to the NAIC’s Insurance Holding Company System Regulatory Act (the “Model Holding Company Act”) and its Insurance Holding Company System Model Regulation (the “Model Holding Company Regulation”). Among other things, the revised Model Holding Company Act and Model Holding Company Regulation explicitly address “enterprise” risk — the risk that an activity, circumstance, event or series of events involving one or more affiliates of an insurer will, if not remedied promptly, be likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole — and require annual reporting of potential enterprise risk as well as access to information to allow the state insurance regulator to assess such risk. In addition, the Model Holding Company Act amendments include a requirement to the effect that any person divesting control over an insurer must provide 30 days’ notice to the regulator and the insurer (with an exception for cases where a Form A is being filed). The amendments direct the domestic state insurance regulator to determine those instances in which a divesting person will be required to file for and obtain approval of the transaction.
Some form of the 2010 amendments to the Model Holding Company Act has been adopted in all states, including Texas. In June 2011, Texas adopted the principal components of the amended Model Holding Company Act. In December 2014, the NAIC adopted additional revisions to the Model Holding Company Act, updating the model to clarify the group-wide supervisor for a defined class of internationally active insurance groups. The revisions also outline the process for determining the lead state for domestic insurance groups, outline the activities the commissioner may engage in as group-wide supervisor and extend confidentiality protections to cover information received in the course of group-wide supervision. The 2014 revisions to the Model Holding Company Act have been adopted in Texas and Oklahoma.
In 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act, which requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC’s ORSA Guidance Manual. The ORSA Model Act provides that domestic insurers, or their insurance group, must regularly conduct an ORSA consistent with a process comparable to the ORSA Guidance Manual process. The ORSA

Model Act also provides that, no more than once a year, an insurer’s domiciliary regulator may request that an insurer submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member. When the ORSA Model Act is adopted by a particular state, the ORSA Model Act would impose more extensive filing requirements on parents and other affiliates of domestic insurers. Texas and Oklahoma have both adopted their versions of the ORSA Model Act.
Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations which, among other things, would require insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws.
We constantly monitor changes in state laws that are related to and which impose obligations on us regarding data security.
Federal Regulation
The U.S. federal government’s oversight of the insurance industry was expanded under the Dodd-Frank Act. Prior to the enactment of the Dodd-Frank Act in July 2010, the U.S. federal government’s regulation of the insurance industry was essentially limited to certain insurance products, such as flood insurance, multi-peril crop insurance and reinsurance of losses from terrorism. As part of the overall federal financial regulatory reform package contained in the Dodd-Frank Act, Congress has legislated reforms in the reinsurance and surplus lines sectors.
Under reinsurance credit rules established under the Dodd-Frank Act, a U.S. ceding insurer need not satisfy the reinsurance credit rules of any nondomestic state if the following two conditions are met: (1) the ceding insurer’s domestic state is NAIC-accredited or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and (2) the ceding insurer’s domestic state recognizes credit for reinsurance for its ceded risk.
The Dodd-Frank Act also incorporates the Nonadmitted and Reinsurance Reform Act of 2010 (“NRRA”), which became effective on July 21, 2011. Among other things, the NRRA establishes national uniform standards on how states may regulate and tax surplus lines insurance and sets national standards concerning the regulation of reinsurance. In particular, the NRRA gives regulators in the home state of an insured exclusive authority to regulate and tax surplus lines insurance transactions, and regulators in a ceding insurer’s state of domicile the sole responsibility for regulating the balance sheet credit that the ceding insurer may take for reinsurance recoverables.
The Dodd-Frank Act also established the FIO in the U.S. Department of the Treasury and vested the FIO with the authority to monitor all aspects of the insurance sector, monitor the extent to which traditionally underserved communities and consumers have access to affordable non-health insurance products, and to represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors (the “IAIS”). In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, assists the secretary of the U.S. Department of the Treasury with administration of the Terrorism Risk Insurance Program, and advises the secretary of the U.S. Department of the Treasury on important national and international insurance matters. In addition, the FIO has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as “systemically significant” and therefore subject to regulation by the Federal Reserve as a bank holding company.
In limited circumstances, the FIO can declare a state insurance law or regulation “preempted,” but this can be done only after extensive consultation with state insurance regulators, the Office of the U.S. Trade Representative and key insurance industry players (in trade associations representing insurers and intermediaries). Additionally, the FIO must publish a notice regarding the basis for the preemption in the Federal Register, allowing a reasonable opportunity for comments. The FIO cannot preempt state antitrust laws governing rate making, underwriting, sales practices or coverage requirements. No later than September 30th of each year, the FIO must submit an annual report to Congress explaining any use of the preemption authority during the prior year.
In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws and the economic and trade sanctions implemented by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.
On December 12, 2013, the FIO submitted a report to Congress as required under the Dodd-Frank Act on improving U.S. insurance regulation (the “Modernization Report”). The Modernization Report concludes that the federal government should continue its involvement in insurance regulation, emphasizing the need for improved uniformity and efficiency in the U.S. insurance regulatory system, but that the current “hybrid” state and federal regulatory system should remain in place. The Modernization Report also recommends certain steps that should be taken to modernize and improve the U.S. insurance regulatory system through a combination of actions to be taken by the state and federal governments. Many of the recommendations in the Modernization Report are subject to NAIC initiatives. As the FIO does not have regulatory authority, the recommendations in its report could be viewed as advisory in nature. Most suggestions for U.S. federal standards and involvement in insurance regulation would require U.S. Congressional action. Whether many of the recommendations will be implemented, altered considerably, or delayed for an extended period is still uncertain.
The FIO and the Office of the U.S. Trade Representative have exercised their authority under the Dodd-Frank Act to negotiate a “covered agreement” with each of the European Union (the “EU”) and the United Kingdom. Those covered agreements, which establishes standards on collateral requirements for reinsurance, insurance group supervision and confidentiality, began taking effect in 2018 and are expected to be fully implemented by September 22, 2022, with preemption analysis by the FIO to be completed by September 1, 2022.
Trade Practices
The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements. We set business conduct policies to make our employee-agents and other sales personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.
Unfair Claims Practices
Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We set business conduct policies to make our employee-adjusters and other claims personnel aware of these prohibitions, and requires them to conduct their activities in compliance with these statutes.
Quarterly and Annual Financial Reporting
Our insurance subsidiaries are required to file quarterly and annual financial reports with state insurance regulators using statutory accounting practices (SAP) rather than generally accepted accounting principles (GAAP). In keeping with the intent to assure policyholder protection, SAP emphasizes solvency considerations. For a summary of the SAP capital and surplus and net income (loss) relating to our insurance subsidiaries, see Note 26 to our audited consolidated financial statements included in this prospectus.

Credit for Reinsurance
State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. There are several different ways in which the credit for reinsurance laws may be satisfied by an assuming reinsurer, including being licensed in the state, being accredited in the state, or maintaining certain types of qualifying collateral. We ensure that our material reinsurers qualify in order for us to be able to take full financial statement credit for its reinsurance.
Periodic Financial and Market Conduct Examinations
The insurance regulatory authority in the States of Texas and Oklahoma conduct on-site visits and examinations of the financial affairs and market conduct condition our insurance company subsidiaries, including their financial condition, their relationships and transactions with affiliates and their dealings with policyholders, every five years, and may conduct special or targeted examinations to address particular concerns or issues at any time. Our next exam will begin sometime in 2022. Insurance regulators of other states in which we do business may also conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and to restrict or revoke licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.
Risk-Based Capital
Risk-based capital (“RBC”) laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. State insurance regulators use RBC to set capital requirements, considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level.
The Texas and Oklahoma Departments of Insurance have largely adopted the model legislation promulgated by the NAIC pertaining to RBC, and requires annual reporting by their domiciled insurers to confirm that the minimum amount of RBC necessary for an insurer to support its overall business operations has been met. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. Failure to maintain risk-based capital at the required levels could adversely affect our ability to maintain the regulatory approvals necessary to conduct our business. However, as of December 31, 2021, we maintained RBC levels significantly in excess of amounts that would require any corrective actions.
IRIS Ratios
The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.

As of December 31, 2021, our insurance companies had           IRIS ratios outside the usual range, as set forth in the following table:1
As of December 31, 2021
Ratio	Unusual Range	Actual Results
Two-year overall operating ratio	>100%
Investment yield	2.0% to 5.5%
Change in adjusted policyholders’ surplus	-10% to 25%
Our results for these ratios are attributable to the significant growth in premiums and low investment yields due to the current interest rate environment.

1
NTD: Confirm table before filing. May need to remove since STAT audit extension granted to at least July 1.

MANAGEMENT
Executive Officers and Directors
Set forth below is certain biographical and other information regarding our directors and our executive officers as of the date of this prospectus.
Name	Age	Position(s)
Executive Officers
Andrew Robinson	56	Chief Executive Officer and Director
Mark Haushill	60	Chief Financial Officer
Kirby Hill	58	Executive Vice President and President of Industry Solutions, Captives and Programs
John Burkhart	53	Executive Vice President and President of Specialty Lines
Sean Duffy	55	Chief Claims Officer
Sandip Kapadia	42	Chief Actuary and Executive Vice President, Underwriting Strategy and Enterprise Analytics
Daniel Bodnar	55	Chief Information and Technology Officer
Thomas Schmitt	63	Chief People and Administrative Officer
Leslie Shaunty	53	General Counsel
Non-Employee Directors
J. Cameron MacDonald	60	Chair of the Board
Robert Creager	73	Director
James Hays	64	Director
Robert Kittel	50	Director
The following are brief biographies describing the backgrounds of our executive officers and directors.
Andrew Robinson has served as our Chief Executive Officer and as a member of our Board of Directors since May 2020. Since August 2020, Mr. Robinson has also served as a member of our Compensation Committee. Prior to joining Skyward Specialty, Mr. Robinson was an Executive in Residence then Senior Advisor at Oak HC/FT, a venture and growth equity firm, including serving as Co-Chief Executive Officer then as Executive Chairman at Groundspeed Analytics, and as Chairman of Clara Analytics, both insurance technology companies funded by Oak HC/FT. From January 2017 to July 2017, Mr. Robinson served as the Global Chief Operating Officer and Executive Vice President of Crawford & Company, a claims management solutions business. Mr. Robinson oversaw Crawford & Company’s four businesses with revenues of $1.1 billion and over 8,000 employees. Mr. Robinson’s experience also includes over ten years with The Hanover Insurance Group, Inc. (“The Hanover”), an insurance company, where he rose to President of Specialty Insurance, Executive Vice President of Corporate Development and Chief Risk Officer. While at The Hanover, his responsibilities included all aspects of the company’s U.S. specialty businesses, including profit and loss and strategic and operational oversight. He was also responsible for acquisitions, divestitures, business integration, and enterprise risk management for the broader enterprise. Prior to his time at The Hanover, he was the Managing Partner of Global Insurance at Diamond (now PWC) Consulting. Mr. Robinson also serves on the board of McLarens, Inc., a global insurance services company, and PLNAR, an insurance technology company. Mr. Robinson previously served on the Board of Directors of Chaucer Plc, a Lloyd’s of London managing agency.
Mr. Robinson holds a Bachelor of Science degree from Clarkson University. Mr. Robinson is a highly experienced and successful global insurance executive with a 30 year track record of growth, financial improvement, strategic and operational leadership. We believe Mr. Robinson is qualified to serve as a member of our Board of Directors based on our review of his experience, qualifications, attributes and skills, including his executive leadership experience in the insurance, claims management and technology industries.

Mark Haushill has served as our Chief Financial Officer and Executive Vice President since November 2015. Since November 2015, Mr. Haushill has served as a Director of each of our insurance subsidiaries, including HSIC, IIC, GMIC and OSIC, and President of each since August 17, 2020. Prior to joining Skyward Specialty, Mr. Haushill was Vice President, Chief Financial Officer and Treasurer at American Safety Holdings, Ltd., a public insurance company, from September 2009 to December 2015. From December 2000 to September 2009, Mr. Haushill was Vice President, Chief Financial Officer and Treasurer at Argo Group, Ltd., a publicly-traded insurance company.
Mr. Haushill holds a Bachelor of Business Administration degree in Accounting from Baylor University. With his more than 25 years of experience in the insurance industry, Mr. Haushill brings a wealth of knowledge of best processes and practices to the Company’s accounting and treasury functions.
Kirby Hill has served as our Executive Vice President and President of Industry Solutions, Captives and Programs since January 2021, and prior to that, in a variety of roles leading different aspects of our underwriting operations since December 2010. Prior to joining Skyward Specialty, Mr. Hill was the Chief Executive Officer and Co-Founder of Norwich Holding Co., LLC, a company specializing in the development, implementation and administration of commercial specialty insurance products and programs, and prior to that in various multiline underwriting positions at PMA Insurance Corporation and American International Group, Inc. (AIG). Mr. Hill holds a Bachelor of Economics from Villanova University. With his more than 30 years of experience in all facets of the insurance business, including agency, captive and underwriting operations, Mr. Hill brings significant value to the Company, handling our program administrator partnerships, specialty distribution and niche industry businesses.
John Burkhart has served as our Executive Vice President and President of Specialty Lines since January 2021. Prior to joining Skyward Specialty, Mr. Burkhart was Senior Vice President, Head of Professional Lines and Industry Verticals at QBE Insurance Group Limited, a public insurance company, from November 2013 to September 2020. Prior to that Mr. Burkhart held several roles, including Vice President — Specialty Lines, during his tenure at Chubb Limited, a publicly-traded insurance company, from June 1992 to October 2013.
Mr. Burkhart holds a Bachelor of Science degree in Finance from Western Michigan University. Mr. Burkhart has almost 30 years of experience in specialty lines insurance, including management and professional liability, healthcare, financial institutions and transactional liability
Sean Duffy has served as our Chief Claims Officer and Executive Vice President since January 2019. Since March 2019, Mr. Duffy has also served as Director of our subsidiaries Houston Specialty Insurance Company, Imperium Insurance Company, Great Midwest Insurance Company, and Oklahoma Specialty Insurance Company. Prior to joining Skyward Specialty, Mr. Duffy was Senior Vice President, Chief Claims Officer at OneBeacon Insurance, a specialty insurance provider, from April 2010 to March 2018. In addition, Mr. Duffy previously held senior claims roles at insurers Great American Insurance and Travelers.
Mr. Duffy holds a Juris Doctorate from Hamline University and a Bachelor of Arts from Carleton College. Mr. Duffy has over 27 years of experience in the insurance industry.
Sandip Kapadia has served as our Chief Actuary and Executive Vice President, Underwriting Strategy and Enterprise Analytics since November 2021. From April 2020 to November 2021, Mr. Kapadia served as our Senior Vice President, Head of Data Analytics and Underwriting Strategy. Since August 2021, Mr. Kapadia has also served as Director of our subsidiaries Houston Specialty Insurance Company, Imperium Insurance Company, Great Midwest Insurance Company, and Oklahoma Specialty Insurance Company, including as a member of the Audit Committee of Houston Specialty Insurance Company, Imperium Insurance Company, and Great Midwest Insurance Company. Prior to joining Skyward Specialty, Mr. Kapadia was Vice President at Crum & Forster, an insurance company, from September 2015 to April 2020. Mr. Kapadia has also held various analytical roles in the insurance industry at Partner Re, Everest Re, and Aon Re.
Mr. Kapadia holds a Bachelor of Science from Pennsylvania State University. Mr. Kapadia is a Fellow of the Casualty Actuarial Society, a member of the American Academy of Actuaries, and a Designated Mentor to the Columbia University Actuarial Science graduate program. Mr. Kapadia brings with him over 20 years of industry experience across multiple actuarial, insurance, reinsurance, and modeling roles.

Daniel Bodnar has served as our Chief Information and Technology Officer since August 2017. Since March 2021, Mr. Bodnar has also served as Director of our subsidiaries Houston Specialty Insurance Company, Imperium Insurance Company, Great Midwest Insurance Company, and Oklahoma Specialty Insurance Company, and since August 2021, he has served as Director of our subsidiary Skyward Service Company. Prior to joining Skyward Specialty, Mr. Bodnar was a Property and Casualty IT Consultant at insureCIO, an information technology services company servicing the property and casualty insurance industry, from March 2015 to August 2017. Prior to that Mr. Bodnar was at Argo Insurance Group and HCC Insurance Holdings, two specialty insurance companies, successfully building specialty insurance technology teams and platforms.
Mr. Bodnar holds a Bachelor of Computer Science from Trinity University (San Antonio). Mr. Bodnar has more than 20 years’ experience working in the insurance technology industry.
Thomas Schmitt has served as our Chief People and Administrative Officer since September 2020. Since August 2021, he has served as a Director of our subsidiary Skyward Service Company. Prior to joining Skyward Specialty, Mr. Schmitt served as Chief Human Resources Officer and Senior Vice President at James River Insurance Group, an insurance company, from January 2019 to July 2019. Mr. Schmitt was an Independent Management Consultant from January 2018 to December 2019 and from June 2020 to September 2020. From February 2003 to December 2017, Mr. Schmitt was in positions of ascending authority at OneBeacon Insurance, an insurance company, most recently serving as Senior Vice President and Chief Human Resources Officer. Mr. Schmitt was instrumental in building high-performing human resources functions and assisting in the transformation of the company in times of growth and expansion.
Mr. Schmitt holds a Bachelor of Science from Boston College and an MBA from Babson College. Mr. Schmitt has more than 30 years of experience in a variety of human resources and administrative management roles in the insurance, technology, and banking industries.
Leslie Shaunty has served as our General Counsel since January 2021. Prior to that, Ms. Shaunty was the Company’s Vice President of Legal & Compliance from July 2013 to December 2019 and Chief Legal Officer from June 2020 to January 2021. Since June 2020, Ms. Shaunty has served as a Director and the Secretary of each of our subsidiaries, including HSIC, IIC, GMIC and OSIC. From February 2019 to June 2020, Ms. Shaunty operated the Shaunty Law Firm, providing clients, including Skyward Specialty, with corporate legal services.
Ms. Shaunty holds a Juris Doctorate from the University of Virginia and a Bachelor of Arts from the University of Texas. Ms. Shaunty has more than 25 years of legal experience in a variety of industries, including retail and manufacturing, in addition to more than 10 years of insurance industry experience.
Non-Employee Directors
J. Cameron MacDonald has served on our Board of Directors since July 2014 and as Chairman of our Board since May 2020. Mr. MacDonald has served as a member of the Nominating & Governance Committee since August 2020. Since April 2009, Mr. MacDonald has served as President and Chief Executive Officer of The Westaim Corporation, a public investment company and significant shareholder of the Company. Mr. MacDonald has served as a Director on the Board of The Westaim Corporation since December 2008. Mr. MacDonald served as Chairman of the Goodwood Advisory Committee from March 2009 to November 2012. He served as the President and CEO of Goodwood Inc., an investment management firm, from September 2000 to November 2012. Prior to his tenure at Goodwood Inc., from March 1990 through March 1999, Mr. MacDonald was a Director, member of the Research and Executive Committee, and shareholder of Connor Clark Private Trust, a wealth management company. From 1983 through 1990 he held various positions at CIBC Wood Gundy, a retail brokerage company, in Credit, Operations, and served as an Account Executive in the capacity of Vice President.
Mr. MacDonald holds a Bachelor of Arts in Economics from Wilfrid Laurier University and is a CFA Charterholder. We believe Mr. MacDonald is qualified to serve as a member of our Board of Directors based on our review of his experience, qualifications, attributes, and skills, including his corporate governance and executive leadership experience in the investment, insurance and technology industries.

Robert Creager has served on our Board of Directors since October 2012, as Chairman of the Audit Committee since July 2014 and as Chairman of the Nominating & Governance Committee since August 2020. Since November 2019, Mr. Creager has served as Director and Chairman of the Audit Committee of our subsidiaries Houston Specialty Insurance Company, Imperium Insurance Company, and Great Midwest Insurance Company and as a Director of our subsidiary Oklahoma Specialty Insurance Company. Since 2012, Mr. Creager has served as a Director and Chairman of the Audit Committee of USA Truck, Inc.(NASDAQ: USAK), a public trucking and logistics company. Previously he served as a Director and Chaired the Audit Committee of Mattress Firm, Inc., a mattress retailer, and GeoMet, Inc. (OTC: GMET), an energy company. From 1982 until 2009, Mr. Creager was an Assurance Partner with PricewaterhouseCoopers LLP. and was the leader of the Houston audit practice from 2001 to 2007.
Mr. Creager holds a Bachelor of Science degree in Accounting from the University of Maryland. From 2010 to 2019, Mr. Creager was a board member of the National Association of Corporate Directors Texas TriCities Chapter, served as the Treasurer, and was a Governance Fellow. He has served on boards of directors of public, private, and not-for-profit companies. Mr. Creager is a senior financial professional with many years of public accounting experience, corporate governance experience as a director, and industry expertise. We believe Mr. Creager is qualified to serve as a member of our Board of Directors based on his experience, qualifications, attributes, and skills including his extensive financial accounting background and his experience serving on Audit Committees.
James Hays has served on our Board of Directors since April 2020 and as a member of our Compensation Committee and Nominating & Governance Committee since August 2020. Since October 2018, Mr. Hays has served as Vice Chairman and member of the Board of Directors of Brown & Brown, Inc., a public insurance company. Since August 1994, he served as the Founder and Chief Executive Officer of Hays Companies, an insurance broker that was acquired by Brown & Brown, Inc. in October 2018. At Hays Companies, Mr. Hays developed the organization into a nationwide leader in risk management, P&C, employee benefits, and personal lines insurance. As Chief Executive Officer of Hays Companies, Mr. Hays has overseen more than 25 years of growth, starting from a seven-person operation to a large-scale firm with more than 700 teammates in 30 offices. In addition to his leadership responsibilities, Mr. Hays maintains relationships with key accounts, helping customers understand their risk profile and developing robust insurance solutions.
Mr. Hays holds a Bachelor of Science and a Master of Business Administration from the University of Minnesota. He currently serves on the Boards of the Astronaut Scholarship Foundation, a non-profit organization, JS Held, LLC, a consulting firm, and Mid Country Acquisition Corp, a savings and loan holding company. We believe Mr. Hays is qualified to serve as a member of our Board of Directors based on his experience, qualifications, attributes, and skills including his extensive experience in the multiple sectors of the insurance industry.
Robert Kittel has served on our Board of Directors and as a member of the Audit Committee and Compensation Committee since July 2014. Mr. Kittel has been the Chairman of the Compensation Committee since August 2020. Since January 2013, Mr. Kittel has served as the Chief Operating Officer of The Westaim Corporation, a public financial and investment company and a significant stockholder of the Company. Previously he was a Partner and Portfolio Manager at Goodwood Inc., an investment management firm, that he joined in 2002. From 2000 through 2002, he was Vice President and Analyst of a Canadian-based hedge fund investment firm. From 1997 through 2000, Mr. Kittel was employed by the Cadillac Fairview Corporation, a commercial real estate development company in the investments area. Prior to 1997, Mr. Kittel was a Staff Accountant at KPMG LLP.
Mr. Kittel has served as a Director on several public company Boards, both in Canada and the United States, and is currently on the Board, Audit Committee and Compensation Committee of Constellation Software Inc., a public diversified software company. Mr. Kittel holds a Bachelor of Business Administration Honours from Wilfrid Laurier University, is a Chartered Professional Accountant, and a Chartered Financial Analyst. We believe Mr. Kittel is qualified to serve as a member of our board of directors based on our review of his experience, qualifications, attributes, and skills, including his extensive experience in financial accounting.
Family Relationships
There are no family relationships among any of our directors or executive officers.

Board Composition
Our bylaws provide that our Board of Directors shall initially consist of eight members, and thereafter shall be fixed from time to time by resolution of our Board of Directors. At the time of this Offering our Board of Directors will consist of       members:           .
In accordance with our certificate of incorporation, our Board of Directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:
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the Class I directors will be           and           , and their terms will expire at the annual meeting of stockholders to be held in 2023;

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the Class II directors will be           and           , and their terms will expire at the annual meeting of stockholders to be held in 2024; and

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the Class III directors will be           and           , and their terms will expire at the annual meeting of stockholders to be held in 2025.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our company.
Our Board of Directors has determined that upon completion of this offering, five will be independent directors. In making this determination, our Board of Directors applied the standards set forth in        and in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In evaluating the independence of           , our Board of Directors considered their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate family. The Board of Directors also considered all other relevant facts and circumstances known to it in making this independence determination. In addition,           are all non-employee directors, as defined in Rule 16b-3 of the Exchange Act.
Although there is no specific policy regarding diversity in identifying director nominees, both the Nominating and Corporate Governance Committee and the Board of Directors seek the talents and backgrounds that would be most helpful to us in selecting director nominees. In particular, the Nominating and Corporate Governance Committee, when recommending director candidates to the full Board of Directors for nomination, may consider whether a director candidate, if elected, assists in achieving a mix of Board of Directors members that represents a diversity of background and experience.
Board Leadership Structure
Our Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our bylaws and corporate governance guidelines, will provide our Board of Directors with flexibility to combine or separate the positions of Chair of the Board and Chief Executive Officer. Our Board of Directors currently believes that our existing leadership structure, under which Andrew Robinson serves as our chief executive officer and J. Cameron MacDonald serves as Chair of the Board, is effective, and achieves the optimal governance model for us and for our stockholders.
Board Oversight of Risk
Although management is responsible for the day-to-day management of the risks our company faces, our Board of Directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The Board of Directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of the Board of Directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our Board of Directors.

In addition, we expect that several of our committees will assist the Board of Directors in fulfilling its oversight responsibilities regarding risk. The Audit Committee will coordinate the Board of Director’s oversight of our internal controls over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the Audit Committee on these areas. The Compensation Committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The Nominating and Corporate Governance Committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. When any of the committees receives a report related to material risk oversight, the chairman of the relevant committee will report on the discussion to the full Board of Directors.
Code of Business Conduct and Ethics
We anticipate adopting an amended code of conduct and ethics, effective immediately prior to the completion of this offering, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following its completion, the code of conduct and ethics will be available on our website at www.skywardinsurance.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.
Board Committees
Our Board of Directors has established the following committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The anticipated composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.
Audit Committee
Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:
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appoints our independent registered public accounting firm;

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evaluates the independent registered public accounting firm’s qualifications, independence and performance;

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determines the engagement of the independent registered public accounting firm;

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reviews and approves the scope of the annual audit and the audit fee;

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discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

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approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

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monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

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reviews our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

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reviews our critical accounting policies and estimates; and

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reviews the audit committee charter and the committee’s performance at least annually.

The members of our audit committee are           (chairperson),           and           . All members of our audit committee meet the requirements for financial literacy under the applicable rules and

regulations of the SEC and the           . Our Board of Directors has determined that           is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the                 . Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement of which this prospectus forms a part. Our Board of Directors has determined that each of           ,           and           are independent under the heightened audit committee independence standards of the SEC and                 . As allowed under the applicable rules and regulations of the SEC and the           , we intend to phase in compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the                 .
Compensation Committee
Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:
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reviews, modifies and approves (or, if it deems appropriate, makes recommendations to our board of directors regarding) corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

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evaluates the performance of these officers in light of those goals and objectives and determines and approves (or, if it deems appropriate, recommends to our board of directors for determination and approval) the compensation of these officers based on such evaluations;

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reviews, and for our executives officers approves, (or, if it deems appropriate, recommending to our board of directors for determination and approval) the issuance of awards under our stock plans; and

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reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are           (chairperson),           and           . Each of the members of our Compensation Committee is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and the                 .
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of           (chairperson),           and           . The principal duties and responsibilities of the Nominating and Corporate Governance Committee are as follows:
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to identify candidates qualified to become directors, consistent with criteria approved by our Board of Directors;

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to recommend to our Board of Directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the Board of Directors;

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to recommend to our Board of Directors candidates to fill vacancies and newly created directorships on the Board;

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to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

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to develop and recommend to our Board of Directors guidelines setting forth corporate governance principles; and

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to oversee the evaluation of our Board of Directors and senior management.

Compensation Committee Interlocks and Insider Participation
None of the expected members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our Board or compensation committee.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. For the fiscal year ended December 31, 2021, our “named executive officers” and their positions were as follows:
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Andrew Robinson, our Chief Executive Officer;

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Mark Haushill, our Chief Financial Officer and Executive Vice President;

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Kirby Hill, our Executive Vice President and President of Industry Solutions, Captives and Programs; and

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John Burkhart, our Executive Vice President and President of Specialty Lines.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2021.
Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(6)	All other Compensation ($)	Total ($)
Andrew Robinson Chief Executive Officer	2021	$750,000	$950,000(2)	$1,285,000(7)	$172,198(10)	$3,157,198
Mark Haushill Chief Financial Officer and Executive Vice President	2021	$450,000	$150,000(3)	$250,000(8)	$14,500(11)	$864,500
Kirby Hill Executive Vice President and President of Industry Solutions, Captives and Programs	2021	$425,000	$143,333(4)	$296,667(9)	$14,500(11)	$879,500
John Burkhart Executive Vice President and President of Specialty Lines	2021	$383,333	$133,333(5)	$276,667(9)	$39,500(12)	$832,833

(1)
Amounts calculated using the grant date fair market value as of December 31, 2020.

(2)
Consists of the aggregate value of Long-Term Equity Awards granted under the 2020 Long Term Incentive Plan granted during fiscal year ended December 31, 2021. The value of the Restricted Stock Units equals $475,000 and upon vesting each unit is equivalent to one share of the Company’s common stock. These awards will fully vest on the third anniversary of the grant date. The value of the Performance Share Awards (PSAs) equals $475,000 with vesting terms subject to obtaining specified performance criteria from January 1, 2021 through December 31, 2023. Each PSA is equivalent to one share of the

Company’s common stock. The number of units subject to vest under this award can range from 0% to 150% of the amount shown. These awards will fully vest on the third anniversary of the grant date.
(3)
Consists of the aggregate value of Long-Term Equity Awards granted under the 2020 Long Term Incentive Plan granted during fiscal year ended December 31, 2021. The value of the Restricted Stock Units equals $75,000 and upon vesting each unit is equivalent to one share of the Company’s common stock. These awards will fully vest on the third anniversary of the grant date. The value of the Performance Share Awards (PSAs) equals $75,000 with vesting terms subject to obtaining specified performance criteria from January 1, 2021 through December 31, 2023. Each PSA is equivalent to one share of the Company’s common stock. The number of units subject to vest under this award can range from 0% to 150% of the amount shown. These awards will fully vest on the third anniversary of the grant date.

(4)
Consists of the aggregate value of Long-Term Equity Awards granted during fiscal year ended December 31, 2021. The value of the Restricted Stock Units equals $71,667 and upon vesting each unit is equivalent to one share of the Company’s common stock. These Restricted Stock Units will fully vest on the third anniversary of the grant date. The value of the Performance Share Awards (PSAs) equals $71,667 with vesting terms subject to obtaining specified performance criteria from January 1, 2021 through December 31, 2023. Each PSA is equivalent to one share of the Company’s common stock. The number of units subject to vest under this award can range from 0% to 150% of the amount shown. The PSAs will fully vest on the third anniversary of the grant date.

(5)
Consists of the aggregate value of the Long-Term Equity Awards granted during fiscal year ended December 31, 2021. The value of the Restricted Stock Units equals $66,667 and upon vesting each unit is equivalent to one share of the Company’s common stock. These Restricted Stock Units will fully vest on the third anniversary of the grant date. The value of the Performance Share Awards (PSAs) equals $66,667 with vesting terms subject to obtaining specified performance criteria from January 1, 2021 through December 31, 2023. Each PSA is equivalent to one share of the Company’s common stock. The number of units subject to vest under this award can range from 0% to 150% of the amount shown. The PSAs will fully vest on the third anniversary of the grant date.

(6)
Consists of the bonus amounts paid to each individual for the fiscal year ended December 31, 2021. These amounts are as follows: Mr. Robinson, $810,000; Mr. Haushill, $175,000; Mr. Hill, $225,000; Mr. Burkhart, $210,000.

(7)
Consists of the value of Long-Term Performance Cash Awards granted during fiscal year ended December 31, 2021. The value of the Performance Units (PUs) equals $475,000 with vesting terms subject to performance criteria related to the Company’s combined ratio from January 1, 2021 through December 31, 2023. Each PSU is equivalent to $100. The number of units subject to vest under this award can range from 0% to 150% of the amount shown. This award will fully vest on the third anniversary of the grant date.

(8)
Consists of the value of Long-Term Performance Cash Awards granted during fiscal year ended December 31, 2021. The value of the Performance Units (PUs) equals $75,000 with vesting terms subject to performance criteria related to the Company’s combined ratio from January 1, 2021 through December 31, 2023. Each PSU is equivalent to $100. The number of units subject to vest under this award can range from 0% to 150% of the amount shown. This award will fully vest on the third anniversary of the grant date.

(9)
Long-Term Performance Cash Award was granted on January 1, 2021 with vesting terms subject to performance criteria related to the Company’s combined ratio from January 1, 2021 through December 31, 2023. The amount subject to vest under this award can range from 0% to 150% of the amount shown. This award will fully vest as a lump sum cash payment on the third anniversary of the grant date.

(10)
Consists of $157,698 in relocation and moving expenses and $14,500 of Company matched 401(k) contributions.

(11)
Consists of $14,500 of Company matched 401(k) contributions.

(12)
Consists of $25,000 in relocation and moving expenses and $14,500 of Company matched 401(k) contributions.

Employment Agreements
As of the year ended December 31, 2021, Andrew Robinson is the only named executive officer that we have entered into a written employment agreement.
Andrew Robinson
On May 22, 2020, we entered into an employment agreement, amended as of January 1, 2022, with Andrew Robinson, who currently serves as our Chief Executive Officer. Mr. Robinson’s employment agreement provides for at-will employment and sets forth his annual base salary and annual performance-based cash bonus, as well as his eligibility to participate in our benefit plans generally. Mr. Robinson’s current annual base salary is no less than $800,000 and his annual performance-based cash bonus is 100% of the annual base salary.
Under Mr. Robinson’s employment agreement, in the event that Mr. Robinson’s employment with us is terminated at any time without “cause” or Mr. Robinson resigns for “good reason,” then subject to and contingent upon Mr. Robinson’s execution and delivery of a release agreement, Mr. Robinson will be entitled to receive: (a) a lump sum cash payment in an amount equal to his base salary as of the date of termination; (b) continued benefits for one year; (c) payment of a prorated target annual bonus for the year in which the termination occurs; (d) payment of any earned and accrued bonus for the calendar year proceeding the calendar year in which his employment is terminated; and (e) acceleration of any time-vesting awards under the Company’s Long-Term Incentive Plan. If Mr. Robinson is terminated without “cause” or resigns for “good reason” within twelve (12) months of a Change in Control he shall receive the above payments, as well as accelerated vesting of any performance based awards, based on the valuation of the Board in good faith.
Pursuant to Mr. Robinson’s employment agreement, “cause” means (a) an act of dishonesty, fraud, theft, or embezzlement by Mr. Robinson with respect to us or our subsidiaries; (b) malfeasance or gross negligence in the performance of Mr. Robinson’s duties; (c) commission or conviction of any felony, or entry of a plea of guilty or nolo contendere to any felony, conviction of any misdemeanor involving theft, defalcation, dishonesty or violence, or entry of a plea of guilty or nolo contendere to any misdemeanor involving theft, defalcation, dishonesty or violence, or conviction related to any crime of moral turpitude; (d) willfully refusing to perform his duties and responsibilities, or failure to adhere to the directions of the Board or our or any of our subsidiaries’ corporate codes, policies, or procedures, as in effect or amended from time to time; (e) failure by Mr. Robinson to perform his duties and responsibilities hereunder (other than by reason of disability due to physical or mental impairment) without the same being corrected within thirty (30) days after being given written notice thereof, as determined by us in good faith; (f) the material breach by Mr. Robinson of any of the covenants contained in the employment agreement; and (g) violation of any statutory, material contractual, or common law duty or obligation to us or any of our affiliates, including, without limitation, Mr. Robinson duty of loyalty, and further with respect to (a)-(d) and (f)-(g), without the same being corrected within ten (10) days after being given written notice thereof.
Pursuant to Mr. Robinson’s employment agreement, “good reason” means the occurrence of any of the following events:
(a)
a material diminution in Mr. Robinson’s Base Salary, Mr. Robinson’s Annual Bonus opportunity, or Mr. Robinson’s Annual LTI Award opportunity;

(b)
a material diminution in Mr. Robinson’s authority, duties, title, or responsibilities;

(c)
the involuntary relocation of the geographic location of Mr. Robinson’s principal place of employment that is not to a mutually-agreed location;

(d)
a material breach by us of any material provision of the employment agreement; or

(e)
removal of Mr. Robinson from the Board without cause pursuant to Sections 3.3 and 3.5 of the Amended and Restated Stockholders’ Agreement by and among the Stockholders party thereto and the Company dated as of March 12, 2014.

Under his employment agreement, Mr. Robinson is also subject to a twelve (12) month non-compete provision, which is reduced to six (6) months if his termination is within a month of a Change in Control, and non-solicitation of employees and customers for one year, to run from the date of his termination.

Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2021.
Name and Principal Position	Grant Date(1)(2)	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Andrew Robinson Chief Executive Officer	01/01/2021	160,548(4)	$—	—	—
	01/01/2021	—	—	160,548(5)	$(3)
	01/01/2021	—	—	4,750(6)	$475,000
	03/17/2021	168,999(7)	$—	—	—
Mark Haushill Chief Financial Officer and Executive Vice President	01/01/2021	25,349(4)	$—	—	—
	01/01/2021	—		25,349(5)	$(3)
	01/01/2021	—	—	750(6)	$75,000
	06/30/2016	197,080(8)	$—	—	—
Kirby Hill Executive Vice President and President of Industry Solutions, Captives and Programs	01/01/2021	24,223(4)	$—	—	—
	01/01/2021	—	—	24,223(5)	$(3)
John Burkhart Executive Vice President and President of Specialty Lines	01/01/2021	22,533(4)	$—	—	—
	01/01/2021	—	—	22,533(5)	$(3)

(1)
All January 1, 2021 awards were granted pursuant to the 2020 Skyward Specialty Long-Term Incentive Plan.

(2)
All other awards were granted pursuant to the Houston International Insurance Group, Ltd. 2016 Equity Incentive Program.

(3)
Market value is based on the fair market value of the Company’s common stock as of December 31, 2021. As there was no public market for our common stock on December 31, 2021, we have assumed that the fair market value on December 31, 2021 was $      , which is the midpoint of the price range set forth on the cover page of this prospectus.

(4)
Amounts shown are Restricted Stock Units granted on January 1, 2021. Upon vesting each unit is equivalent to one share of the Company’s common stock. These awards will fully vest on the third anniversary of the grant date.

(5)
Performance Share Awards (PSAs) were awarded on January 1, 2021 with vesting terms subject to obtaining specified performance criteria from January 1, 2021 through December 31, 2023. Each PSA is equivalent to one share of the Company’s common stock. The number of units subject to vest under this award can range from 0% to 150% of the amount shown. This award will fully vest on the third anniversary of the grant date.

(6)
Performance Units (PUs) were awarded on January 1, 2021 with vesting terms subject to performance criteria related to the Company’s combined ratio from January 1, 2021 through December 31, 2023. Each PU is equivalent to $100. The number of units subject to vest under this award can range from 0% to 150% of the amount shown. This award will fully vest on the third anniversary of the grant date.

(7)
Mr. Robinson was granted 253,498 shares of Restricted Stock on March 17, 2021, as a match to shares purchased under the 2016 Employee Incentive Program. The award is subject to three-year ratable vesting with one-third vesting on his anniversary of service date each year. The first tranche vested on May 22, 2021. The second tranche will vest on May 22, 2022. The third and final tranche will vest on May 22, 2023. Upon the consummation of this public offering all unvested shares shall immediately vest.

Employee Benefit and Equity Incentive Plans
2022 Long-Term Incentive Plan (2022 Plan)
In           2022, our board of directors adopted, and our stockholders approved, the 2022 Plan, which will become effective immediately prior to the closing of this offering. We intend to use the 2022 Plan following the completion of this offering to provide incentives that will assist us to attract, retain, and motivate employees, including officers, consultants, and directors.
The 2022 Plan will remain in effect, subject to the right of our board of directors or Compensation Committee to amend or terminate the 2022 Plan at any time, until the earlier of (a) the earliest date as of which all awards granted under the 2022 Plan have been satisfied in full or terminated and no shares of common stock approved for issuance under the 2022 Plan remain available to be granted under new awards, or (b)           , 2032. No awards will be granted under the 2022 Plan after such termination date. Subject to other applicable provisions of the 2022 Plan, all awards made under the 2022 Plan on or before           , 2032, or such earlier termination of the 2022 Plan, shall remain in effect until such awards have been satisfied or terminated in accordance with the 2022 Plan and the terms of such awards.
The 2022 Plan will be administered by the Compensation Committee, provided that no director shall participate in any deliberation or decision in respect of any stock option, stock appreciation right, stock award, stock unit, performance share, performance unit and/or other stock-based award to be granted to the director or held by the director. The 2022 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2022 Plan.
The Administrator has the authority, in its sole and absolute discretion, to grant awards under the 2022 Plan to eligible individuals, and to take all other actions necessary or desirable to carry out the purpose and intent of the 2022 Plan. Further, the Administrator has the authority, in its sole and absolute discretion, subject to the terms and conditions of the 2022 Plan, to, among other things:
•
determine the eligible individuals to whom, and the time or times at which, awards shall be granted;

•
determine the type of awards to be granted to any eligible individual;

•
determine the number of shares of common stock to be covered by or used for reference purposes for each award or the value to be transferred pursuant to any award; and

•
determine the terms, conditions and restrictions applicable to each award and any shares of common stock acquired pursuant thereto, including, without limitation, (i) the purchase price of any shares of common stock, (ii) the method of payment for shares of common stock purchased pursuant to any award, (iii) the method for satisfying any tax withholding obligation arising in connection with any award, including by the withholding or delivery of shares of common stock, (iv) the timing, terms and conditions of the exercisability, vesting or payout of any award or any shares of common stock acquired pursuant thereto, (v) the performance goals applicable to any award and the extent to which such performance goals have been attained, (vi) the time of the expiration of an award, (vii) the effect of a participant’s Termination of Service, as defined in the 2022 Plan, on any of the foregoing and (viii) all other terms, conditions and restrictions applicable to any award or shares of common stock acquired pursuant thereto as the Administrator considers to be appropriate and not inconsistent with the terms of the 2022 Plan.

A total of                 shares of our common stock will be initially authorized and reserved for issuance under the 2022 Plan. This reserve will automatically increase on January 1, 2023 and each subsequent anniversary through 2032, by an amount equal to the smaller of (a) 2% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the Compensation Committee. This reserve will not be increased to include any shares issuable upon exercise of options granted under an Assumed Plan that expire or terminate without having been exercised in full.
Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2022 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire, are cancelled, forfeited, terminated unearned, settled in cash, or withheld or surrendered in payment of an exercise price or taxes will again become available for issuance under the 2022 Plan.
Subject to adjustment as provided in the provision of the 2022 Plan pertaining to the occurrence of certain corporate transactions, the maximum number of shares of common stock that may be issued pursuant to stock options granted under the 2022 Plan that are intended to qualify as incentive stock options is                 .
The Compensation Committee may establish compensation for directors who are not our employees, provided that the sum of any cash compensation and the grant date fair value of Awards granted under the 2022 Plan to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $500,000 for an annual grant, provided that in a non-employee’s director first year of service, compensation for services may not exceed $1 million. The Compensation Committee, in its discretion, may make exceptions to this limit for individual non-employee directors in extraordinary circumstances.
Awards may be granted individually or in tandem with other types of awards, concurrently with or with respect to outstanding awards. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:
•
Stock options.   We may grant non-statutory stock options or incentive stock options (as described in Section 422 of the Code), each of which gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the Administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•
Stock appreciation rights.   A stock appreciation right, or SAR, gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.

•
Restricted stock.   We may grant restricted stock awards. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as we specify. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

•
Restricted stock units.   Restricted stock units, or RSUs, represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the Administrator. Holders of RSUs have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the Administrator may grant RSUs that entitle their holders to dividend equivalent rights.

•
Performance awards.   Performance awards, consisting of either performance shares or performance units, are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. The Administrator establishes the applicable performance goals based on one or more measures of business performance, such as combined ratio or gross written premiums growth. To the extent earned, performance awards may be settled in cash, in shares of our common stock or a combination of both in the discretion of the Administrator. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the Administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•
Cash-based awards and other share-based awards.   The Administrator may grant cash-based awards that specify a monetary payment or range of payments or other share-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the Administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the Administrator. Their holders will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the awards. The Administrator may grant dividend equivalent rights with respect to other share-based awards.

In the event of a change in control, as defined in the 2022 Plan, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control:
•
stock options and stock appreciation rights will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;

•
restricted stock and stock units with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and stock units will be settled as promptly as is practicable in accordance with applicable law; and

•
performance shares and units that vest based on the achievement of performance goals will vest as if the performance goal for the unexpired performance period had been achieved at the target level; and the performance units will be settled as promptly as is practicable in accordance with applicable law.

In connection with the grant of awards, each participant will be required to enter into an agreement with us containing confidentiality, non-solicitation, and/or other provisions. If the Compensation Committee determines that a participant has breached such agreement all of a participant’s vested and unvested shares received, awarded, vested or granted pursuant to restricted share awards shall immediately be cancelled.
2022 Employee Stock Purchase Plan (ESPP)
In           2022, our board of directors adopted, and our stockholders approved, the ESPP, which will become effective immediately prior to the closing of this offering.
The purpose of the ESPP is to attract, retain and reward our employees who contribute to our growth and profitability by providing them with an opportunity to acquire an ownership interest in the Company.
A total of                 shares of our common stock are available for sale under the ESPP. In addition, the ESPP provides for annual increases in the number of shares available for issuance under the ESPP on January 1, 2023 and each subsequent anniversary through 2030, equal to the smallest of:
•
1% of the outstanding shares of our common stock on the immediately preceding December 31; or

•
such other amount as may be determined by our Compensation Committee.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the ESPP.
The Compensation Committee will administer the ESPP and have full authority to interpret the terms of the ESPP. The ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the ESPP.
All of our employees, including our named executive officers, are eligible to participate if they are customarily employed at least 20 hours per week and more than five months in any calendar year. Non-employee directors are not eligible to participate in the ESPP. Employees will be limited to purchasing $25,000 of stock each year and will not be able to purchase if such a purchase would cause the employee to own 5% or more of our stock.

The ESPP is intended to qualify under Section 423 of the Code and the ESPP shall be so construed. The ESPP will typically be implemented through two consecutive six-month offering periods. The offering periods generally start on or about March 15th and September 15th of each year after an enrollment period. The Compensation Committee may, in its discretion, modify the terms of future offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates.
The ESPP permits participants to purchase common stock through payroll deductions of up to 10.0% of their regular gross earnings and overtime payments. Other types of compensation are not considered part of compensation for purposes of the ESPP.
Unless provided otherwise by the Compensation Committee, the purchase price of the shares will be 85.0% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.
Each participant in any offering will have an option to purchase for each full month contained in the offering period a number of shares which shall be the lesser of (i) the number of shares determined by dividing $2,083.33 by the fair market value of a share of our common stock on the first day of the offering period or (ii) 300 shares, and except as limited in order to comply with Section 423 of the Code. Prior to the beginning of any offering period, the Compensation Committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the Administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.
A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP as described below. As further discussed below, in the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.
The ESPP will continue in effect until terminated by the Compensation Committee. The Compensation Committee has the authority to amend, suspend or terminate the ESPP at any time.
2020 Long-Term Incentive Plan (2020 Plan)
The 2020 Plan was adopted by our board of directors on November 10, 2020. The purpose of the 2020 Plan was to attract, motivate and retain certain key employees, including officers, and non-employee directors by offering them incentive awards that recognize the creation of value for the shareholders and promote our long-term growth and success.
Awards granted under the 2020 Plan were one of five types: (1) Restricted Shares; (2) Restricted Stock Units; (3) Performance Shares; (4) Performance Units; or (5) Long-Term Performance Cash (collectively, the “Awards”). No Awards will be made under the 2020 Plan after the completion of this offering. All Awards granted prior to the completion of this offering will continue to be administered pursuant to the terms of the 2020 Plan.
The 2020 Plan was administered by our Compensation Committee. Subject to the provisions of the 2020 Plan, the Compensation Committee in its sole and absolute discretion, determined the persons to whom and the times at which Awards were granted, the sizes of such Awards and all of their terms and conditions. The Compensation Committee had the authority to construe and interpret the terms of the 2020 Plan and Awards granted under it. The 2020 Plan provided, subject to certain limitations, for indemnification by us of any director, officer, or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2020 Plan.

The Compensation Committee may, but is not required to, establish a maximum number of Units and/or Shares with respect to which Awards may be granted under the 2020 Plan. As of December 31, 2021, there were an aggregate of 1,464,180 shares and units outstanding under the 2020 Plan. Appropriate adjustment will be made in outstanding Awards to prevent dilution or enlargement of a participants’ rights in the event of a stock split or other change in our capital structure.
The 2020 Plan provided for vesting acceleration upon a “double trigger event” which is defined as either ): (1) termination by the Company without cause (as defined in the 2020 Plan); or (2) a “constructive termination” (as defined in the 2020 Plan) of a participant’s employment, within twenty-four (24) months after a “change in control” (as defined in the 2020 Plan). In the event of a sale or closure of a business unit where a participant is hired by the purchaser, all Awards will be forfeited if the purchaser has a comparable incentive plan in which the employee will participate. If the purchaser does not have a comparable incentive plan, a portion of the unvested Award will vest.
In connection with the grant of Awards, each participant was required to enter into an agreement with us containing confidentiality, non-solicitation, and/or other provisions. If the Compensation Committee determines that a participant has breached such agreement all of a participant’s vested and unvested shares received, awarded, vested or granted pursuant to restricted share awards shall immediately be cancelled.
All provisions of the 2020 Plan may at any time or from time to time be modified or amended by the Compensation Committee as long as no outstanding Award is adversely modified, impaired or canceled without the consent of the Award holder. The Compensation Committee may suspend or terminate the 2020 Plan at any time. The termination of the 2020 Plan shall not impair or affect any Award previously granted and the rights of the holder of the Award shall remain in effect until the Award has been paid in its entirety or has expired or otherwise has been terminated in accordance with the terms of such Award.
Pre-2020 Stock Purchase Programs
Prior to 2020, we had two different stock purchase programs, one effective in 2016 and one that began in 2011 and ended in 2015 (the “Programs”). The Programs allowed key employees to purchase our common stock at a price based on the fair value of our common stock at the end of the quarter in which the employee committed to the purchase. We then matched all purchases with stock grants. The Programs required an initial cash payment by the participating employee of at least 30% of the purchase price, with the remainder financed by a note from the employee to us. Grants awarded prior to 2016 vested as stock was paid for by the employee. Starting in 2016, a three-year vesting requirement was added with one third of any paid-for stock vesting each year. Once the employee was employed for three years, the only condition to vesting was payment of the note, as with the pre-2016 program. The last grant under the Programs was made in January 2021 and no further grants will be made under the Programs.
401(k) Plan
We maintain a retirement savings plan, or 401(k) Plan, for the benefit of our eligible employees, including our named executive officers. Our 401(k) Plan is intended to qualify under Sections 401 of the Internal Revenue Code. Each participant in the 401(k) Plan may contribute up to the statutory limit of his or her pre-tax compensation. We make matching contributions of 100% of the first 5% contributed by employees, up to the statutory compensation limits. All matching contributions are 50% vested after one year of service and 100% vested after two years of service. The 401(k) Plan provides for automatic salary deferrals of 5% of compensation upon hiring. If an employee elects a deferral percentage less than 5%, the deferral is escalated by 1% each year up to a max of 5%. Participants are permitted to waive the automatic deferral and escalation provisions.
Limitation of Liability and Indemnification
Our Certificate of Incorporation and our Bylaws will provide that we are permitted to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our Bylaws will also provide that we may indemnify a director, officer, employee or agent (including the advancement of the final disposition of any action or proceeding), and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law.
We have entered into indemnification agreements that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law, with certain exceptions. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•
any breach of the director’s duty of loyalty to us or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or the DGCL; or

•
any transaction from which the director derived an improper personal benefit.

Our indemnification agreements also provide advance expenses to our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our Bylaws and our indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.
Director Compensation
Non-independent directors do not receive compensation for their service on the Board. Effective April 1, 2022, independent directors, or their designees, will receive an annual retainer in the amount of $50,000 for their service on the Board. The Chair of the Audit Committee receives an additional annual retainer of $20,000. The Chair of the Compensation Committee receives an additional annual retainer of $15,000. Our independent directors, or their designees, will also be eligible to receive grants of our common stock under the 2022 Plan that fully vest after the first anniversary of the grant date. Directors will be required to have a minimum equity holding of five times (5x) of their annual base cash retainer, with five years to achieve such holding levels. Directors do not receive any fees for attending board or committee meetings. We also reimburse all directors (including employee directors) for reasonable out-of-pocket expenses they incur in connection with their service as directors.
On January 1, 2021, each of our independent directors received $100,000 worth of common stock for their service on the Board for 2021 that will fully vest after the third anniversary of the grant date. Additionally, on March 1, 2021, each of our independent directors received an additional $100,000 worth of common stock for their service on the Board during 2020 that will fully vest after the third anniversary of the grant date.

The following table sets forth information regarding compensation earned by our independent directors for service on the Board during the year ended December 31, 2021.
Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	All Other Compensation ($)	Total ($)
J. Cameron MacDonald	—	—	—	—
Bill Andrus(2)	—	—	—	—
Robert Creager	$65,000(3)	$250,000(4)(5)	$50,000(6)	$365,000
James Hays	$50,000	$200,000(4)	—	$250,000
Robert Kittel	—	—	—	—
Donald D. Larson(7)	$50,000	$200,000(4)	—	$250,000
Stephen Way(8)	—	—	$2,600,000(9)

(1)
Reflects the aggregate dollar amount of fees earned or paid in cash for services rendered as a non-independent director, including fees for service as a committee chairperson, and board and committee meeting fees.

(2)
Mr. Andrus resigned from the Board in April 2022.

(3)
Mr. Creager received the fees due to him for his service as the Chairman of the Audit Committee in January 2022, totaling $15,000.

(4)
Represents the aggregate grant date fair value computed for stock awards granted in 2021 for services rendered by independent directors in 2020 and 2021.

(5)
Mr. Creager was awarded a one-time share award of fifty-thousand dollars ($50,000) that vested immediately for board services rendered in relation to special projects in years prior.

(6)
Mr. Creager was awarded a one-time cash award of fifty-thousand dollars ($50,000) for board services rendered in relation to special projects in years prior.

(7)
Mr. Larson resigned from the Board in April 2022.

(8)
Mr. Way resigned from the Board in April 2022.

(9)
Amounts paid to Mr. Way were pursuant to the Consulting Agreement with the Company. See the section entitled “Certain Relationships and Related Party Transactions” for more details.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than the compensation agreements and other arrangements described in the “Executive Compensation” section of this prospectus and the transactions described below, since January 1, 2019 there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.
Sale and Issuance of Preferred Stock and Related Promissory Notes
Rights Offering
In April 2020, we conducted a rights offering pursuant to which we sold shares of our Series A convertible preferred stock at a price per share of $50 to participating stockholders, including certain of our executive officers, directors and holders of more than 5% of our common stock, for an aggregate purchase price of $86,245,410. The following table sets forth the aggregate number of shares of our Series A convertible preferred stock that we issued and sold to our directors, officers and 5% stockholders and their affiliates in this transaction and the aggregate amount of consideration for such shares:
Purchaser(1)	Shares of Series A Convertible Preferred Stock	Cash purchase price
Daniel Bodnar	549.000	$27,450
Mark Haushill	17,776.240	$888,812
James Hays (held companies JWayne LLC, Marquis Lafayette LLC)	309,132.539	$15,456,627
Kirby Hill(2)	581.935	$29,097
L. Byron Way	10,738.996	$536,950
Stephen Way	111,009.820	$5,550,491
Caffrey Partners	197,513.685	$9,875,680
Mt. Whitney Securities, LLC	197,534.599	$9,876,730
The Westaim Corporation	880,071.479	$44,003,574

(1)
See the section entitled “Principal and Selling Stockholders” for additional information about shares held by these entities.

(2)
Amount of shares shown is the total following a forfeiture of 412.825 shares due to a corresponding reduction in the amounts due under Mr. Hill’s Promissory Note.

Promissory Notes
In connection with the rights offering, we entered into promissory notes with certain of our executive officers and directors pursuant to which we loaned such individuals the aggregate purchase price for the shares purchased in the offering. Each of the directors and officers listed above entered into a promissory note with a principal amount reflecting the full amount of the price paid for the preferred shares. Each of the notes held by a director or executive officer will be repaid in full prior to the filing of the registration statement of which this prospectus forms a part.
Transactions with Stephen Way and his affiliates
In June and July of 2020 and January 1, 2022, we entered into consulting agreements with Stephen Way, our former Chief Executive Officer, former Director and founder. Mr. Way’s current consulting agreement provides for a monthly fee of $183,000 and $150,000 for calendar years 2022 and 2023, respectively, an additional fee of $65,000 paid following signing of the consulting agreement, and a performance fee for achievement of certain objectives set forth in the agreement. Mr. Way will provide services relating to our underwriting business as specifically requested by us. The agreement continues until December 31, 2023, unless extended by mutual agreement. For the years ended December 31, 2021 and 2020, we paid Mr. Way consulting fees of approximately $2.6 million, and $2.2 million, respectively.
In October 2017, we entered into a lease agreement for use of a corporate aircraft with SLW Aviation, Inc., which is 100% owned by Stephen Way (the “Aviation Lease”). The Aviation Lease was terminated in May, 2020. For the years ended December 31, 2021, 2020 and 2019, we paid fees of $0, approximately $334,000 and approximately $975,000 pursuant to the lease agreement.
Stephen Way’s son, L. Byron Way, serves as CEO, Skyward Accident & Health Division. During fiscal 2021, L. Byron Way earned $360,000 in base salary, $142,000 in bonus payments, received a relocation payment of $45,000 and received 11,153 restricted stock units with an aggregate grant date fair value of $33,000.
Transaction with The Westaim Corporation and its affiliates
In August 2019, we entered into a management services agreement with Westaim, which will terminate automatically in connection with the closing of this offering. For the fiscal years ended December 31, 2021, 2020 and 2019, we paid Westaim $500,000, $500,000 and $791,667, respectively, pursuant to the management services agreement.
In November 2015, our subsidiaries HSIC, IIC and GMIC, entered into an investment management agreement with Arena Investors, which is controlled by Westaim for Arena Investors to act as one our investment managers. For the fiscal years ended December 31, 2021, 2020 and 2019, we incurred various investment management expenses from Arena Investors of approximately $4.4 million, $2.8 million and $0.5 million, respectively, pursuant to the respective investment management or partnership agreements.
Transaction with Everest Reinsurance Company
From time to time, we have entered into reinsurance agreements with Everest Reinsurance Company (“Everest”), an affiliate of Mt. Whitney Securities, LLC, a holder of more than 5% of our Class A common stock. These agreements are entered into in the ordinary course of business and are the result of arms-length negotiation. We recorded $101.2 million, $101.0 million and $117.3 million of reinsurance premiums ceded during the years ended December 31, 2021, 2020 and 2019 respectively, related to the agreements. Reinsurance recoverable from Everest Re, net of premium payables, was $168.8 million, $162.4 million and $186.2 million as of December 31, 2021, 2020 and 2019, respectively.
In June 2021, we entered into a co-surety arrangement with Everest Reinsurance Company, an affiliate of Mt. Whitney Securities, which allows GMIC to write treasury listed bonds beyond certain thresholds. We incurred an administrative fee of $60,000 for the year ended December 31, 2021.
Stockholders’ Agreement
On March 12, 2014, we entered into an Amended and Restated Stockholders’ Agreement, with certain holders of our common stock, including our five percent stockholders and entities affiliated with our directors. Our Amended and Restated Stockholders’ Agreement provides these holders with a right of first refusal for certain sales of our securities by certain holders therein, certain information delivery rights, including with respect to our financial statements and budget, and inspection rights, which will terminate immediately prior to the closing of this offering. In addition, our Amended and Restated Stockholders’ Agreement provides these holders the right, following the closing of this offering and subject to certain conditions, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See the section entitled “Description of Capital Stock — Registration Rights” for additional information regarding these registration rights. The Amended and Restated Stockholders’ Agreement will terminate automatically upon the closing of this offering, except that the registration rights shall survive.
Indemnification Agreements and Directors’ and Officers’ Liability Insurance
We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, subject to certain exceptions, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Policies and Procedures for Related Party Transactions
Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of            , 2022, and as adjusted to reflect the sale of our common stock offered by us and the selling stockholders in this offering, for:
•
each of our named executive officers;

•
each of our directors;

•
all of our current directors and executive officers as a group;

•
each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares common stock; and

•
each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable, or restricted stock or restricted stock units vesting, within 60 days of            , 2022. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
We have based our calculation of the percentage of beneficial ownership prior to this offering on        shares of common stock outstanding as of            , 2022, assuming the conversion of all outstanding shares of our Series A preferred stock into an aggregate of           shares of common stock immediately prior to the closing of this offering. We have based our calculation of the percentage of beneficial ownership after this offering on           shares of common stock outstanding immediately after the closing of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, convertible securities or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of            , 2022, are considered outstanding. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o 800 Gessner Road, Suite 600, Houston, Texas 77024.
Name of Beneficial Owner(1)	Number of Shares Beneficially Owned Prior to Offering	Number of Shares to be Sold in the Offering	Percentage of Shares Beneficially Owned
			Prior to this Offering	After this Offering
5% and Greater Shareholders:
The Westaim Corporation(2)	60,924,203
Caffrey Partners, LLC(3)	7,404,228
Mt. Whitney Securities LLC(4)	13,674,614
James C. Hays(5)	11,862,716
Stephen L. Way(6)	6,849,837
Named Executive Officers and Directors:
Andrew Robinson(7)	506,996
Mark Haushill(8)	1,176,945
Kirby Hill(9)	38,531
John Burkhart	—

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned Prior to Offering	Number of Shares to be Sold in the Offering	Percentage of Shares Beneficially Owned
			Prior to this Offering	After this Offering
J. Cameron MacDonald(2)	58,268,560
Robert Creager(10)	185,070
James C. Hays(5)	12,765,140
Robert Kittel(2)	58,268,560
Dan Bodnar	36,348
Sean Duffy	—
Tom Schmitt	—
Sandip Kapadia	30,870
Leslie Shaunty	53,314
All executive officers and directors as a group (13 persons)(11)	72,159,350
Other Selling Stockholders:
Other Selling Stockholders

*
less than 1%.

(1)
For purposes of this table, we have assumed the dissolution of Westaim HIIG Limited Partnership (the “Westaim Partnership”). Westaim HIIG GP Inc. (“HIIG GP”), a wholly-owned subsidiary of The Westaim Corporation, is the general partner of Westaim Partnership. The dissolution of the Westaim Partnership is expected to occur on or prior to the effectiveness of the IPO.

(2)
Consists of 29,127,121 shares of common stock held and shares of Series A Preferred Stock convertible into 31,797,082 shares of common stock. Mr. MacDonald serves as the Chief Executive Officer of The Westaim Corporation and Mr. Kittle serves as the Chief Operating Officer of The Westaim Corporation. By virtue of their roles as Chief Executive Officer and Chief Operating Officer, respectively, each of Messrs. MacDonald and Kittel may be deemed to share voting and dispositive power over the shares held by The Westaim Corporation. The address for The Westaim Corporation is 70 York Street, Suite 1700, Toronto, Ontario, Canada M5J 1S9.

(3)
Consists of 864,040 shares of common stock held and shares of Series A Preferred Stock convertible into 7,136,192 shares of common stock.        is        Caffrey Partners, LLC and may be deemed to share voting and dispositive power over the shares held by Caffrey Partners, LLC. The address for the entities affiliated with Caffrey Partners, LLC is       .

(4)
Consists of 6,537,667 shares of common stock held and shares of Series A Preferred Stock convertible into 7,136,947 shares of common stock.        is        of Mt. Whitney Securities, LLC and may be deemed to share voting and dispositive power over the shares held by Mt. Whitney Securities, LLC. The address for Mt. Whitney Securities, LLC is 405 Lexington Avenue, 59th Floor, New York, New York 10174.

(5)
Consists of: (i) shares of Series A Preferred Stock convertible into 9,496,544 shares of common stock held by Jwayne LLC, (ii) shares of Series A Preferred Stock convertible into 1,672,449 shares of common stock held by Marquis Lafayette LLC, (iii) 64,130 shares of common stock held directly, and (iv) 1,532,016 shares of common stock held by Marquis Lafayette LLC, and (vi) 372,220 shares of common stock held by Philip Schuyler LLC. Mr. Hays serves as the controlling member for Jwayne LLC and Marquis Lafayette LLC.

(6)
Consists of 3,674,016 shares of common stock held and shares of Series A Preferred Stock convertible into 4,010,797 shares of common stock.

(7)
Consists of shares of common stock held.

(8)
Consists of 588,328 shares of common stock held and shares of Series A Preferred Stock convertible into 642,258 shares of common stock.

(9)
Consists of 19,262 shares of common stock held and shares of Series A Preferred Stock convertible into 35,941 shares of common stock.

(10)
Consists of 103,987 shares of common stock held and shares of Series A Preferred Stock convertible into 55,308 shares of common stock.

(11)
Consists of 103,987 shares of common stock held and shares of Series A Preferred Stock convertible into 55,308 shares of common stock.

DESCRIPTION OF CAPITAL STOCK
General
As of the closing of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, par value $0.01 per share.
The following descriptions of our capital stock, provisions of our Certificate of Incorporation, our Bylaws and the Amended and Restated Stockholders Agreement are summaries and are qualified by reference to the full text of those documents, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. The following summary of relevant provisions of the DGCL is qualified by the full text of such provisions. The description of our capital stock reflects changes to our capital structure that will occur prior to the closing of this offering.
Common Stock
As of March 31, 2022, we had          shares of common stock outstanding and            shares of preferred stock outstanding. After giving effect to the conversion of all outstanding shares of preferred stock into           shares of common stock immediately prior to the completion of this offering and a one for           reverse stock split, there would have been           shares of common stock outstanding on           , 2022, held of record by           stockholders.
The holders of common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock will be entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock will have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Following the completion of this offering, all outstanding shares of common stock will be fully paid and non-assessable.
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our Certificate of Incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including:
•
the designation of the series;

•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•
the dates at which dividends, if any, will be payable;

•
the redemption or repurchase rights and price or prices, if any, for shares of the series;

•
the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•
the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•
restrictions on the issuance of shares of the same series or of any other class or series; and

•
the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock, or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Registration Rights
Upon the closing of this offering, holders of up to           shares of our common stock, which shares we refer to as “registrable securities,” will be entitled to rights with respect to the registration of these registrable securities under the Securities Act. These rights are provided under the terms of the Amended and Restated Stockholders’ Agreement. The Amended and Restated Stockholders’ Agreement includes demand registration rights and piggyback registration rights.
All underwriting discounts applicable to the sale of registrable securities pursuant to the Amended and Restated Stockholders’ Agreement shall be borne by the holders of registrable securities participating in such sale. Any additional expenses incurred in connection with exercise of registration rights under the Amended and Restated Stockholders’ Agreement, including all registration, filing and qualification fees, printers’ and accounting fees, and fees and disbursements of our counsel shall be borne by us.
Subject to certain exceptions contained in the Amended and Restated Stockholders’ Agreement, the underwriters may limit the number of shares included in an underwritten offering by holders of registrable securities to the number of shares which the underwriters determine in their sole discretion will not jeopardize the success of the offering.
Demand Registration Rights
Form S-1.   If at any time following the effective date of the registration statement of which this prospectus forms a part, an Eligible Demanding Stockholder, as defined in the Amended and Restated Stockholders’ Agreement, holding registrable securities requests in writing that we effect a registration and the anticipated price to the public of such registrable securities is $7.0 million or more, we may be required to register their shares. We are obligated to effect at most four registrations for the holders of registrable securities in response to these demand registration rights, subject to certain exceptions.
Form S-3.   If at any time we become entitled under the Securities Act to register our shares on Form S-3, an Eligible Demanding Stockholder, as defined in the Amended and Restated Stockholders’ Agreement, holding registrable securities requests in writing that we register their shares for public resale on Form S-3 and the price to the public of the offering is $7.0 million or more, we will be required to provide notice to all holders of registrable securities and to use all reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, we have already effected four registrations on Form S-1 for the holders of registrable securities.
Piggyback Registration Rights
After the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act in connection with the public offering of such securities, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related solely to an employee benefit plan, a registration related solely to a corporate reorganization or transaction under Rule 145 of the Securities Act or any rule adopted by the SEC in substitution thereof or amendment thereto, or a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration.
Anti-Takeover Matters in our Governing Documents and Under Delaware Law
Our Certificate of Incorporation and our Bylaws will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an antitakeover effect and may delay, deter, or prevent a merger or acquisition by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but unissued capital stock
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.
Classified board of directors
Our Certificate of Incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of our common stock. In addition, our Certificate of Incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, changes in control of us or changes in our management.
Delaware Anti-Takeover Law
After this offering, we will be subject to Section 203 of the DGCL, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock or is the corporation’s affiliate or associate and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
No cumulative voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Certificate of Incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special stockholder meetings
Our Certificate of Incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chair of the board of directors. Our Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.
Director nominations and stockholder proposals
Our Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our Bylaws will allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.
Stockholder action by written consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our Certificate of Incorporation will only permit stockholder action by unanimous written consent.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon the closing of this offering, our Bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2∕3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2∕3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our Certificate of Incorporation described above.
The foregoing provisions of our Certificate of Incorporation and our Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Exclusive forum
Our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director (including any director serving as a member of the Executive Committee), officer, agent, or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. It will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. Furthermore, this application to Securities Act claims and Section 22 of the Securities Act create concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Certificate of Incorporation.
Limitations of liability and indemnification
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. We have also entered into and will continue to enter into indemnification agreements with our directors and executive officers which provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL, subject to certain exceptions as described in “Certain Relationships and Related Party Transactions — Indemnification agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our indemnification agreements and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar
Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.
Exchange Listing
We have applied to list our common stock on Nasdaq under the symbol “SKWD.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the closing of this offering, based on the number of shares of our capital stock outstanding as of           , 2022,       shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any, and no exercise of outstanding options. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our common stock not sold in this offering will be, and shares subject to stock options will, upon issuance, be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our selling stockholders and substantially all of our executive officers, directors and holders of our capital stock and securities exchangeable or exercisable for our capital stock have entered lock-up agreements with the underwriters under which they have agreed, subject to certain customary exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:
•
beginning on the date of this prospectus, all           shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•
beginning 180 days after the date of this prospectus, the remaining           shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements
We, our officers, directors, the selling stockholders and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have agreed or will agree, with the underwriters, that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, and will not cause or direct any of our or their respective affiliates to, without the prior written consent of Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc., (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of common stock or derivative instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (i) or (ii) above. Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. may, in their discretion, release any of the securities subject to lock-up agreements at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our capital stock then outstanding, which will equal           shares immediately after this offering; or

•
the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Statement
We intend to file a registration statement on Form S-8 under the Securities Act promptly after the closing of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section captioned “Executive Compensation — Employee Benefit and Equity Incentive Plans” for a description of our equity compensation plans.
Registration Rights
Beginning 180 days after the date of this prospectus, the holders of up to           shares of our common stock will be entitled to various rights with respect to the registration of these shares under the

Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S federal income tax consequences relating thereto, does not address the potential application of the alternative minimum tax or Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences (other than those specifically set forth below) or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, all as in effect on the date of this prospectus supplement. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an individual holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:
•
certain former citizens or long-term residents of the United States;

•
partnerships or other pass-through entities (and investors therein);

•
“controlled foreign corporations”;

•
“passive foreign investment companies”;

•
corporations that accumulate earnings to avoid U.S. federal income tax;

•
banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•
tax-exempt organizations and governmental organizations;

•
tax-qualified retirement plans;

•
persons subject to special tax accounting rules under Section 451(b) of the Code;

•
persons that own or have owned, actually or constructively, more than 5% of our common stock;

•
persons who have elected to mark securities to market; and

•
persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.
PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder
For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.
Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.
Distributions on Our Common Stock
If we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts distributed in excess of our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any distribution in excess of a non-U.S. basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described in the “Gain On Disposition of Our Common Stock” section below.
Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to the applicable withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.
If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will generally be exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.
However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Gain on Disposition of Our Common Stock
Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:
•
the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•
the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•
our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.
Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Information Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.
Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Withholding on Foreign Entities
The Foreign Account Tax Compliance Act (“FATCA”), as reflected in Sections 1471 through 1474 of the Code, imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and the gross proceeds of disposition on our common stock, made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and the gross proceeds of disposition on our common stock, made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Proposed Treasury Regulations, which may be relied upon until final Treasury Regulations are finalized, currently eliminate FATCA withholding on payments of gross proceeds from sales or other dispositions of our common stock.
Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING
Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. are acting as the representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, with respect to the shares being offered, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:
Underwriters	Number of Shares
Barclays Capital Inc.
Keefe, Bruyette & Woods, Inc.
Total
The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the certain conditions contained in the underwriting agreement including:
•
the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•
the representations and warranties made by us to the underwriters are true;

•
there is no material change in our business or the financial markets; and

•
we deliver customary closing documents to the underwriters.

Discounts and Expenses
The following table summarizes the underwriting discounts we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.
Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. If all the shares are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms.
The expenses of the offering that are payable by us are estimated to be approximately $      (excluding underwriting discounts). We have agreed to reimburse the underwriters for up to $      for certain of their expenses.
Option to Purchase Additional Shares
We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of      shares from us at the offering price less underwriting discounts. This option may be exercised to the extent the underwriters sell more than shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the above table.
Lock-Up Agreements
We, and all of our directors and executive officers, the selling stockholders and the holders of substantially all of our outstanding stock have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus, or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or confidentially submit or file or cause a registration statement to be filed or confidentially submitted, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.
The restrictions above do not apply to:           .
Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. , in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver in accordance with any method permitted by applicable law or regulation (which may include a press release), except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.
Offering Price Determination
Prior to this offering, there has been no public market for our common stock. The initial offering price was negotiated between the representatives and us. In determining the initial offering price of our common stock, the representatives considered:
•
the history and prospects for the industry in which we compete;

•
our financial information;

•
the ability of our management and our business potential and earning prospects;

•
the prevailing securities markets at the time of this offering; and

•
the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:
•
Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the            or otherwise and, if commenced, may be discontinued at any time.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Listing on Nasdaq
We have applied to list our common stock on Nasdaq under the symbol “SKWD.”
Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Settlement
We expect that delivery of the shares of common stock will be made against payment therefor on or about the closing date specified on the coverage page of this prospectus, which will be the second day following the date of pricing of the shares of common stock, or third day if pricing occurs after 4:30 p.m. New York time (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of common stock on the date of pricing or the two succeeding business day will be required, by virtue of the fact that the shares of common stock initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares of common stock who wish to trade shares of common stock prior to settlement should consult their own advisors.
Other Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Company or any of the underwriters to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong

Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contract (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
•
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is or will be given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS
DLA Piper LLP (US) will pass upon the validity of the shares of our common stock being offered by this prospectus. Latham & Watkins LLP is acting as counsel to the underwriters.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.skywardinsurance.com where, upon closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Skyward Specialty Insurance, Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SKYWARD SPECIALTY INSURANCE GROUP, INC.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITOR’S REPORT
As of and for the Years Ended December 31, 2021 and 2020
and
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
As of March 31, 2022 and December 31, 2021 and
For the Three Months Ended March 31, 2022 and 2021

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Skyward Specialty Insurance Group, Inc. and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Skyward Specialty Insurance Group, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2021.
Houston, TX
April 19, 2022

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(In Thousands, except for share and per share amounts)
	2021	2020
Assets
Investments:
Fixed maturity securities, available for sale, at fair value (amortized cost of $452,478 and $299,454, respectively)	$458,351	$315,001
Fixed maturity securities, held to maturity, at amortized cost	47,117	28,393
Equity securities, at fair value (cost of $98,986 and $74,112, respectively)	117,971	77,866
Mortgage loans	29,531	5,228
Other long-term investments	132,111	102,832
Short-term investments, at fair value	164,278	235,957
Total investments	949,359	765,277
Cash and cash equivalents	42,107	63,455
Restricted cash	65,167	50,168
Premiums receivable, net of allowance	112,158	114,302
Reinsurance recoverables	536,327	538,889
Ceded unearned premium	137,973	146,624
Deferred policy acquisition costs	59,456	53,519
Deferred income taxes	33,663	41,518
Goodwill and intangible assets, net	91,336	84,014
Other assets	90,666	90,867
Total assets	$2,118,212	$1,948,633
Liabilities, Temporary Equity and Stockholders’ Equity
Liabilities:
Losses and loss adjustment expenses (“LAE”)	$979,549	$856,780
Unearned premiums	363,288	342,619
Deferred ceding commission	30,500	35,757
Reinsurance and premium payables	119,919	124,125
Funds held for others	29,587	27,158
Accounts payable and accrued liabilities	40,760	40,221
Notes payable	50,000	50,000
Subordinated debt, net of debt issuance costs	78,529	78,448
Total liabilities	1,692,132	1,555,108
Temporary Equity:
Series A preferred stock, $0.01 par value, 2,000,000 shares authorized, 1,976,310 issued and outstanding as of December 31, 2020	—	90,303
Total temporary equity	—	90,303
Stockholders’ Equity:
Series A preferred stock, $0.01 par value, 2,000,000 shares authorized, 1,970,124 shares issued and outstanding as of December 31, 2021	20	—
Common stock, $0.01 par value, 168,000,000 shares authorized and 67,052,434 shares issued as of December 31, 2021 and 2020, respectively	671	671
Treasury stock, at par value, 917,800 and 1,406,427 shares, as of December 31, 2021 and 2020, respectively	(9)	(14)
Additional paid-in capital	574,663	475,989
Stock notes receivable	(9,092)	(2,510)
Accumulated other comprehensive income	4,640	12,216
Accumulated deficit	(144,813)	(183,130)
Total stockholders’ equity	426,080	303,222
Total liabilities, temporary equity and stockholders’ equity	$2,118,212	$1,948,633
The accompanying notes are an integral part of these consolidated financial statements.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In Thousands, except for share and per share amounts)
	2021	2020
Revenues:
Net earned premium	$499,823	$431,911
Commission and fee income	3,973	5,664
Net investment income	24,646	14,130
Net unrealized gains (losses) on equity securities	15,251	(928)
Realized investment gains	1,856	1,067
Net realized gain on sale of business	5,077	—
Other operating (loss) income	(445)	128
Total revenues	550,181	451,972
Expenses:
Losses and loss adjustment expenses	354,411	362,182
Underwriting, acquisition and insurance expenses	138,498	119,818
Impairment charges	2,821	57,582
Interest expense	4,622	5,532
Amortization expense	1,520	1,390
Total expenses	501,872	546,504
Income (loss) before income tax expense	48,309	(94,532)
Income tax expense (benefit)	9,992	(19,890)
Net income (loss)	38,317	(74,642)
Other comprehensive (loss) income:
Unrealized gains and losses on investments:
Net change in unrealized (losses) and gains on investments, net of tax	(8,173)	6,693
Reclassification adjustment for gains and losses on securities no longer held, net of tax	597	508
Total other comprehensive (loss) income	(7,576)	7,201
Comprehensive income (loss)	$30,741	$(67,441)
Net income (loss) attributable to common shareholders	$19,810	$(74,642)
Per share data:
Basic earnings (loss) per share	$0.30	$(1.15)
Diluted earnings (loss) per share	$0.30	$(1.15)
Weighted-average common shares outstanding:
Basic	65,235,002	64,855,972
Diluted	129,873,596	64,855,972
The accompanying notes are an integral part of these consolidated financial statements.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands)
	Preferred Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Stock Notes Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance at January 1, 2020	$—	$670	$(8)	$478,164	$(3,547)	$5,015	$(108,488)	$371,806
Employee equity transactions	—	1	(2)	(930)	128	—	—	(803)
Treasury stock transactions	—	—	(4)	(1,245)	909	—	—	(340)
Net loss	—	—	—	—	—	—	(74,642)	(74,642)
Other comprehensive income, net of tax	—	—	—	—	—	7,201	—	7,201
Balance at December 31, 2020	$—	$671	$(14)	$475,989	$(2,510)	$12,216	$(183,130)	$303,222
Employee equity transactions	—	—	5	424	880	—	—	1,309
Net income	—	—	—	—	—	—	38,317	38,317
Other comprehensive loss, net of tax	—	—	—	—	—	(7,576)	—	(7,576)
Reclassification of temporary equity to stockholders’ equity	20	—	—	98,250	(7,462)	—	—	90,808
Balance at December 31, 2021	$20	$671	$(9)	$574,663	$(9,092)	$4,640	$(144,813)	$426,080
The accompanying notes are an integral part of these consolidated financial statements.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In Thousands)
	2021	2020
Cash flows from operating activities:
Net income (loss)	$38,317	$(74,642)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net realized (gains)	(1,856)	(1,067)
Depreciation and amortization expense	5,603	5,985
Stock-based compensation expense	522	(25)
Provision for bad debts	79	812
Unrealized (gains) losses on equity securities	(15,251)	928
Earnings on illiquid investments	(11,413)	(4,991)
Deferred income tax, net	9,984	(19,551)
Impairment charges	2,821	57,582
Net realized (gain) on sale of business	(5,077)	—
Changes in operating assets and liabilities:
Premiums receivable, net	1,876	(2,316)
Reinsurance recoverables	1,062	(114,959)
Ceded unearned premium	8,548	28,430
Deferred policy acquisition costs	(5,975)	2,354
Federal income taxes receivable	—	662
Losses and loss adjustment expenses	124,270	172,887
Unearned premiums	20,772	1,182
Deferred ceding commission	(5,219)	(6,250)
Reinsurance and premium (receivables) payables	(4,201)	6,566
Funds held for others	2,649	496
Accounts payable and accrued liabilities	1,148	9,240
Other, net	6,626	(18,614)
Net cash provided by operating activities	175,285	44,709
Cash flows from investing activities:
Purchase of fixed maturity securities, available for sale	(255,155)	(146,639)
Purchase of illiquid investments	(48,060)	(36,091)
Purchase of equity securities	(60,328)	(36,880)
Purchase of business	(10,554)	—
Investment in direct and indirect loans	(16,079)	17,920
Purchase of property and equipment	(2,154)	(2,072)
Sale of investment in subsidiary	8,188	—
Sales and maturities of investment securities	135,289	136,065
Distributions from equity method investments	2,387	1,000
Change in short-term investments	70,207	24,206
Receivable for securities sold	(725)	—
Cash used in deposit accounting	(6,074)	(32,940)
Other, net	44	497
Net cash used in investing activities	(183,014)	(74,934)
Cash flows from financing activities:
Employee share purchases	1,380	255
Issuance of preferred shares	—	90,413
Repayments of notes payable	—	(33,827)
Repurchase of common stock	—	(540)
Net cash provided by financing activities	1,380	56,301
Net (decrease) increase in cash and cash equivalents and restricted cash	(6,349)	26,076
Cash and cash equivalents and restricted cash at beginning of year	113,623	87,547
Cash and cash equivalents and restricted cash at end of year	$107,274	$113,623
Supplemental disclosure of cash flow information:
Cash paid for interest	$4,669	$5,530
The accompanying notes are an integral part of these consolidated financial statements.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.
Nature of Operations

Skyward Specialty Insurance Group, Inc. (the “Company”, collectively we, us or our), an insurance holding company, is a Delaware corporation that was organized in 2006. We are a specialty insurance company operating in one segment delivering commercial property and casualty products and accident and health insurance coverages through our underwriting divisions. We focus our business on markets that are underserved, dislocated and/or for which standard insurance coverages are insufficient or inadequate to meet the needs of businesses, including our customers and prospective customers operating in these markets. Our customers typically require highly specialized, customized underwriting solutions and claims capabilities. As such, we develop and deliver tailored insurance products and services to address each of the niche markets we serve.
Our portfolio of insured risks is highly diversified — we insure customers operating in a wide variety of industries; we distribute through multiple channels; we write multiple lines of business, including general liability, excess liability, professional liability, commercial automobile liability, commercial automobile physical damage, group accident and health, property, surety and workers’ compensation.
Insurance Companies
We conduct operations principally through four insurance companies. Houston Specialty Insurance Company (“HSIC”), our largest insurance subsidiary, underwrites multiple lines of insurance on a surplus lines basis in 50 states and the District of Columbia. Imperium Insurance Company (“IIC”), a subsidiary of HSIC, underwrites on an admitted basis in all 50 states and the District of Columbia. Great Midwest Insurance Company (“GMIC”), a subsidiary of IIC underwrites multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and is a certified surety bond company listed with the Department of Treasury. Oklahoma Specialty Insurance Company (“OSIC”), a subsidiary of GMIC, is an approved surplus lines company in 47 states.
Reinsurance Company
Skyward Re is a wholly owned captive reinsurance company domiciled in the Cayman Islands that was incorporated on January 7, 2020. Skyward Re assumes net reserves for certain divisions, related to a retroactive reinsurance contract, from our insurance companies and retrocedes the net reserves to a third-party reinsurer.
Non-insurance Companies
Skyward Underwriters Agency, Inc. (“SUA”), a subsidiary of the Company, is a managing general insurance agent and reinsurance broker for property and casualty and accident and health risks in specialty niche markets. Skyward Service Company, also our subsidiary, provides various administrative services to our subsidiaries.
2.
Summary of Significant Accounting Policies

Basis of Presentation
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its subsidiaries as of and for the years ended December 31, 2021 and 2020. All significant intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of

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2.
Summary of Significant Accounting Policies (continued)

contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and highly liquid short-term investments. We consider all short-term investments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of the Company’s cash and cash equivalents approximates fair value.
Restricted Cash
Cash with a legal restriction as to withdrawal or use by the consolidated group is recorded as restricted cash. The carrying value of the Company’s restricted cash approximates fair value.
SUA collects premiums from clients, and after deducting commissions and any applicable fees, remits these premiums to our insurance companies, noted within the Nature of Operations or to 3rd party insurance companies. SUA holds unremitted insurance premiums in a fiduciary capacity to 3rd party insurance companies, as restricted cash.
We are required by state regulations to maintain assets on deposit with certain states and hold cash as collateral for certain reinsurance balances. Cash that we hold in a depository account for others or which is restricted by a state is recorded as restricted cash.
Investments
Available for Sale
Our investments in fixed maturity securities are classified as available for sale and are reported at fair value based on quoted market prices or dealer quotes. Unrealized gains and losses for fixed maturity securities are excluded from net income and reported in stockholders’ equity, net of taxes, as a component of accumulated other comprehensive income (loss). If quoted market prices or dealer quotes are not available, we estimate fair value based on recent trading information. Premiums and discounts on mortgage-backed securities are amortized using the retroactive method adjusted for anticipated prepayments and the estimated economic life of the securities. Adjustments related to changes in prepayment assumptions are included in net investment income.
Held to maturity
Our investments in fixed maturity securities where we have demonstrated the intent and ability to hold until maturity have been classified as held to maturity and are reported at amortized cost.
Other-than-Temporary Impairments
We evaluate declines in the market value of invested assets below amortized cost, for other-than-temporary impairment losses, on a quarterly basis. Impairment losses for declines in the value of our fixed maturity securities below amortized cost attributable to issuer-specific events are based on all relevant facts and circumstances for each investment and are recognized when appropriate. For all our investments with unrealized losses due to market conditions or industry-related events where we do not have the intent to sell the security and we have the ability to hold the investment for either a period of time sufficient to allow a market recovery or to maturity, declines in value below cost are not assumed to be other-than-temporary. When we consider the impairment of the value of an investment to be other-than-temporary, we report the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.
Summary of Significant Accounting Policies (continued)

decrease in value in net income within the Consolidated Statements of Operations and a corresponding reduction in carrying value on the balance sheet.
Equity securities with a readily determinable fair value
Equity securities consists of common stock or preferred stock. We also classify mutual funds, including those that invest mostly in debt securities, as equity securities. Our investments in equity securities with a readily determinable fair value are carried on the balance sheet at fair value using quoted market prices. Unrealized gains and losses on equity securities are included in net income within the Consolidated Statements of Operations.
Mortgage loans
Our investments in mortgage loans are classified as held for investment and carried on the balance sheet at cost adjusted for unamortized: premiums, discounts and loan fees. When an amount is determined to be uncollectable, we directly write off the uncollectable amount in the period it was determined to be uncollectable. We recognize interest on the loans as interest receivable which we include in other assets on the balance sheet.
Other long-term investments
Our other long-term investments include investments in equity and equity securities of non-public entities and indirect investments in loans and loan collateral.
We have equity investments in certain limited partnerships and corporations where we have significant influence but not control. Our analysis of entities that are variable interest entities indicated that we are not the primary beneficiary and would not have to consolidate these entities. We use the equity method to account for these investments. Under the equity method, our initial investment is recorded at cost and is subsequently adjusted based on our proportionate share of distributions and net income or loss of the equity method investee. The difference between the cost of an investment and our proportionate share of the underlying equity in net assets recorded on the investee’s books is a component of investment income. We amortize the difference as an adjustment to our pro-rata share of equity method income over the useful life which is based on the underlying asset.
We do not have significant influence in our investments in equity securities of non-public entities. When these securities do not have a readily determinable fair value, we carry these investments at cost, minus impairment, if any, and changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.
Our investments in indirect collateralized loans and loan collateral are held through and accounted for as an ownership interest in an unconsolidated subsidiary. Our ownership interests in unconsolidated subsidiaries consists of investments in entities such as partnerships, joint ventures and special purpose investment vehicles. We have significant influence but not control of these unconsolidated subsidiaries and use the equity method to account for these investments.
Short-Term Investments
Our short-term investments consist primarily of money market funds and are carried at cost which approximates fair value.
Net Investment Income and Net Realized Gains and Losses
Net investment income consists of interest, dividends and equity in earnings (losses) of investees net of investment expenses such as investment management expenses. Interest income is recognized on the accrual

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.
Summary of Significant Accounting Policies (continued)

basis, and dividends as earned at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is recognized using the effective-yield method based on estimated principal repayments. Included in interest income is the amortization of premium and accretion of discounts on debt securities.
We recognize net realized gains and losses on investments in net income based upon the specific identification method.
Reinsurance
Reinsurance Accounting
In the normal course of business, we purchase prospective reinsurance for certain lines of business on a proportional, excess of loss and facultative basis. Proportional reinsurance requires us to share the losses and expenses with the reinsurer in exchange for a share of the premiums. Excess of loss reinsurance shares losses, either a proportion of or in its entirety, above a certain dollar threshold, in exchange for a negotiated cost. Facultative reinsurance covers specific risks and/or policies on either a proportional or excess of loss basis.
We report ceded unearned premium and reinsurance balances recoverable, on paid and unpaid losses and settlement expenses, separately as assets, instead of netting them with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders. Reinsurance on unpaid losses and settlement expenses represent estimates of the portion of the liabilities recoverable from reinsurers. On the Consolidated Statements of Operations, net earned premium, losses and loss adjustment expenses, net and underwriting, acquisition and insurance expenses are presented net of reinsurance ceded.
We purchase retroactive reinsurance on certain lines of business in the form of loss portfolio transfers (“LPT”) and adverse development covers. These contracts provide indemnification of losses related to past loss events where the reinsurer shares losses, either a proportion of or in its entirety, depending on certain dollar thresholds. Income generated from retroactive reinsurance contracts is deferred and amortized into net income over the settlement period and losses are charged to net income immediately. Subsequent changes in the measurement of the retroactive reinsurance contract are accounted for under a full retrospective method.
Deposit Accounting
Certain ceded reinsurance contracts, which Management determines do not transfer significant insurance risk, are accounted for using the deposit method of accounting. The evaluation of the transfer of significant insurance risk involves an assessment of both timing risk and underwriting risk. Management may determine that a reinsurance contract does not transfer significant insurance risk if either underwriting risk or timing risk or both are not deemed to have been transferred. For those contracts that transfer only significant timing risk and do not transfer sufficient underwriting risk, a deposit asset is recorded equal to the initial cash outflow under the contract, which will then be offset by cash inflows received from the reinsurers. To the extent cash outflows are expected to differ from expected cash inflows, an accretion rate is established at inception of the contract based on actuarial estimates whereby the deposit accounting asset is increased/decreased to the estimated amount receivable over the contract term. The accretion of the deposit is based on the expected rate of return implied from the estimated cash inflows and outflows under the contract. Periodically, the Company reassesses the estimated ultimate receivable and the related expected rate of return on the deposit asset. The accretion of the deposit asset, including any changes in accretion resulting from changes in estimated cash flows, are reflected as part of investment income in the Company’s results of operations. We have several reinsurance contracts that require deposit accounting treatment due to not transferring sufficient underwriting risk. There were no reinsurance contracts that require deposit accounting treatment due to not transferring sufficient timing risk.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.
Summary of Significant Accounting Policies (continued)

Reinsurance Recoverables
Reinsurance does not relieve us of our legal liability to our policyholders. We continuously monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance recoverables by monitoring the financial strength rating of our reinsurers from A.M. Best, a widely recognized rating agency with an exclusive insurance industry focus. We also assess the adequacy of collateral obtained, where applicable. Should our reinsurers fail to fulfill their obligations to us, we have access to $230.9 million and $246.5 million of collateral from various reinsurers as of December 31, 2021 and 2020, respectively. When our review indicates the existence of uncollectible amounts from reinsurers, our policy is to charge net income and provide an allowance for estimated unrecoverable amounts. As of December 31, 2021 and 2020, we determined that no allowance for uncollectable reinsurance recoverables was required.
Reinsurance recoverables present potential exposures to individual reinsurers. The following table lists the individual reinsurers which represent 10% or more of our reinsurance recoverable balances and the respective financial strength rating from A.M. Best:
	A.M. Best Rating	2021	2020
Everest Reinsurance Co.	A+	28.9%	28.9%
Randall & Quilter (R&Q Bermuda (SAC) Ltd)	Not rated	12.0%	16.0%
We have approximately $11.8 of uncollateralized recoverables from Randall & Quilter Bermuda (SAC) Ltd that they are contractually obligated to fund as of December 31, 2021.
Concentration of Credit Risk
Other than reinsurance recoverables, financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, restricted cash, investments and premiums receivable.
Cash equivalents and short-term investments include investments in money market funds and securities backed by the U.S. government. Investments are diversified throughout many industries and geographic regions. We limit the amount of credit exposure with any one financial institution or issuer and believe that no significant concentration of credit risk exists with respect to cash and investments. As of December 31, 2021 and 2020, the outstanding premiums receivable are generally diversified due to the large number of entities comprising our customer base and their dispersion across many different lines of business and geographic regions. Failure by distribution sources to remit premiums could result in premium write-offs and a corresponding loss of income.
Deferred Policy Acquisition Costs
Policy acquisition costs consist of commissions and premium taxes that vary with and are directly related to the successful production of new or renewal business. We defer policy acquisition costs and related ceding commissions and charge or credit them to earnings in proportion with the premium earned.
We recognize a premium deficiency if the sum of expected losses, loss adjustment expenses, and unamortized acquisition costs exceed our related unearned premiums. We first recognize a premium deficiency by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If our premium deficiency is greater than unamortized acquisition costs, we accrue a liability for the excess deficiency. We consider anticipated investment income in the determination of premium deficiencies. Based on the analysis performed by management, we believe that no premium deficiency existed as of December 31, 2021 and 2020.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.
Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets
Goodwill and intangible assets are recorded as a result of a business combination. Goodwill represents the excess of the purchase price over the fair value of the assets acquired and liabilities assumed. We amortize identifiable intangible assets with a finite useful life over the period that the intangible asset is expected to contribute directly or indirectly to our future cash flows. We do not amortize indefinite lived intangible assets.
We evaluate goodwill and identifiable intangible assets for recoverability annually in the fourth quarter or on an interim basis should events or changes in circumstances indicate that a carrying amount may not be recoverable.
To test for impairment, we first perform a qualitative assessment to determine if it is more likely-than-not that the fair value of a reporting unit is less than its carrying value, including goodwill. This initial assessment includes, among other factors, consideration of: (i) past, current and projected future earnings and equity; (ii) recent trends and market conditions; and (iii) valuation metrics involving similar companies that are publicly traded and acquisitions of similar companies, if available. If the more likely-than-not threshold is met, we perform a quantitative impairment test by comparing the estimated fair value with the carrying value. If the carrying value of the net assets associated with the reporting unit exceeds the fair value of the reporting unit, goodwill is considered impaired and will be determined as the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.
Our reporting unit is at the underwriting division level, this is one level below the consolidated group where the underwriting division represents a business and discrete financial information is available and reviewed regularly by underwriting management. Determining the fair value of our reporting units is subjective in nature and involves the use of significant estimates and assumptions, including projected net cash flows, discount and long-term growth rates. We determine the fair value of our reporting units based on an income approach, whereby the fair value of the reporting unit is derived from the present value of estimated future cash flows associated with the reporting unit. The assumptions about estimated cash flows include factors such as future premiums, loss and LAE expenses, general and administrative expenses and industry trends. We consider historical rates and current market conditions when determining the discount and long-term growth rates to use in our analysis. We consider other valuation methods, such as the cost approach or market approach, if the facts and circumstances indicate these methods provide a more representative approximation of fair value. Changes in these estimates based on evolving economic conditions or business strategies could result in material impairment charges in future periods. We base our fair value estimates on assumptions we believe to be reasonable. Actual results may differ from those estimates.
As a result of the process described above, we recorded a goodwill impairment charge of $2.8 million and $57.6 million for the years ended December 31, 2021 and 2020, respectively. This amount is included in “Impairment charges” in the Consolidated Statements of Operations.
Property and Equipment
We record property and equipment, which is included in other assets in the consolidated balance sheets, at cost less accumulated depreciation and recognize depreciation expense on a straight-line basis for financial statement purposes over periods ranging from four to eight years for software and equipment and for leasehold improvements over the life of our leases.
Leases
Right-of-use (ROU) assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the balance sheet. For operating leases, we determine if a contract contains a lease at inception and recognize operating lease ROU assets and lease liabilities based on the present value of the future minimum lease payments at the commencement date. As we do not have the interest rate implicit in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.
Summary of Significant Accounting Policies (continued)

our leases, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Lease agreements may include options to extend or terminate. The options are exercised at our discretion and are included in operating lease liabilities if it is reasonably certain the option will be exercised. Lease agreements have lease and non-lease components, which are accounted for as a single lease component. Operating lease cost for future minimum lease payments is recognized on a straight-line basis over the lease term. Sublease income is recognized on a straight-line basis over the sublease term.
Losses and LAE Reserves
Losses and LAE reserves represent our best estimate of the ultimate net cost of all reported and unreported losses that are unpaid as of the balance sheet dates. Our estimated reserves for losses and LAE include the accumulation of estimates for claims reported and unpaid prior to the balance sheet dates, estimates (based on projections of relevant historical data) of increases in claims costs for claims already reported, of claims incurred but not reported, and estimates of expenses for investigating and adjusting all incurred and unpaid claims. We estimate our reserves on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial methods such as:
Paid Loss Development — Historical payment patterns for prior claims are used to estimate future payment patterns for claims. These patterns are applied to current payments by policy year to yield an expected ultimate loss.
Incurred Loss Development — Historical case loss patterns for past claims are used to estimate future case-incurred amounts for current claims. These patterns are applied to current case losses by policy year to yield an expected ultimate loss.
Case Reserve Development — Patterns of historical development in reported losses relative to historical case reserves are determined. These patterns are applied to current case reserves by policy year and the result is combined with paid losses to yield an expected ultimate loss.
Expected Loss Ratio — Historical loss ratios, in combination with projections of frequency and severity trends, as well as estimates of price and exposure changes, are analyzed to produce an estimate of the expected loss ratio (“loss pick”) for each policy year. The loss pick is then applied to the earned premium for each year to estimate the expected ultimate losses.
Paid and Incurred Bornhuetter/Ferguson (BF) — This approach blends the expected loss ratio method with either the paid or incurred loss development method. In effect, the BF methods produce weighted average indications for each policy year.
In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated. Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations, and no one set of assumption variables being meaningful for all underwriting divisions. The relative strengths and weaknesses of the particular estimation methods, when applied to a particular group of claims, can also change over time. Therefore, the weight given to each estimation method will likely change by policy year and with each evaluation given the facts and circumstances associated with each underwriting division.
The estimates generated by the methods above are based on our historical information, industry information, and our estimates of future trends in variable factors such as loss severity and loss frequency. Losses and LAE reserves are subject to uncertainty from various sources, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions. Therefore, our actual loss experience may not conform to the methods used in determining the estimated amounts for such

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.
Summary of Significant Accounting Policies (continued)

liability at the balance sheet dates. We continually monitor and review reserves and adjust our estimates as necessary as new information becomes available.
Losses and LAE reserves are subject to uncertainty from various sources, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions. Therefore, our actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the balance sheet dates. We continually monitor and review reserves, and as settlements are made or reserves adjusted, the differences are reported in the current year.
Because of the nature of business we have historically written, management believes that we have limited exposure to environmental and other toxic tort type claim liabilities.
Temporary Equity
We evaluate the conversion feature associated with our preferred share rights offering, discussed within Note 14, in order to determine the balance sheet classification of the instrument. The preferred shares are classified within Temporary equity when the Option Conversion Rate is contingently adjustable in the future and there is no contractual limit on the number of common shares that could be issued. Under these circumstances we cannot assert we have ability to settle in common shares.
Premiums
We earn and recognize property and casualty and surety premiums on a pro-rata basis over the terms of the policies. We earn accident and health premiums as billed, based on census data. Gross premiums written are reduced by ceded premiums from proportional, facultative and excess of loss reinsurance costs for prospective reinsurance. Our premiums receivable include deferred premiums, which represent installment payments we are due from insureds under the payment terms of their policies. We recorded an allowance for estimated uncollectible premiums receivable of approximately $0.3 million and $1.1 million as of December 31, 2021 and 2020, respectively.
Unearned premiums represent the portion of gross premiums written which is applicable to the unexpired terms of insurance policies or reinsurance contracts in force. Ceded unearned premiums represent the portion of ceded premiums written which is applicable to the unexpired terms of insurance policies or reinsurance contracts in force. These unearned premiums are calculated on a pro-rata basis over the terms of the policies for direct and ceded amounts.
Commission and Fee Income
SUA commission revenue
SUA commission revenue is generated from the placement of insurance policies on reinsurance programs through a reinsurance broker which represents our single performance obligation. Our transaction price is fixed at contract inception and based on a percentage of premiums placed. We recognize 100% of the transaction price as the associated performance obligation is satisfied at the point in time a policy is placed as we have no constraints on revenue.
SUA fee income
SUA fee income is generated from the placement of insurance policies with a 3rd party insurance company. Our single performance obligation consists of the placement of the policy. Our transaction price is variable at contract inception and based on a percentage of premium based on risk factors that vary every month such as employee census data and worker roles. We estimate our transaction price over the life of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.
Summary of Significant Accounting Policies (continued)

policy using the expected value method and recognize revenue at the point in time the policy is placed. When there are changes in the estimate of variable consideration, we recognize those changes in the month they occur.
Income Taxes
We accrue income tax expense for the tax effects of transactions reported in the consolidated financial statements and this provision for income taxes consists of taxes currently due plus deferred taxes resulting from temporary differences between amounts reported for financial statement and income tax purposes. We establish a valuation allowance for any deferred tax asset not expected to be realized.
We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date.
We record a liability for uncertain tax positions where it is more likely-than-not that the tax position will not be sustained upon examination by the appropriate tax authority. Changes in the liability for uncertain tax positions are reflected in income tax expense in the period when a new uncertain tax position arises, judgment changes about the likelihood of an uncertainty, the tax issue is settled, or the statute of limitation expires. Any potential net interest income or expense and penalties related to uncertain tax positions are recorded in the Consolidated Statements of Operations.
We file a consolidated federal income tax return in the United States and certain other state tax returns. Our admitted insurance subsidiaries pay premium taxes on gross written premiums in lieu of most state income or franchise taxes. Premium tax expense is recognized within policy acquisition costs in the Consolidated Statement of Operations.
Fair Value of Financial Instruments
Fair value is estimated for each class of financial instrument based on the framework established in the fair value accounting guidance. This guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value hierarchy disclosures are based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
As a part of management’s process to determine fair value, we utilize widely recognized, third-party pricing sources to determine our fair values. We have obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs.
See Note 6 for further details regarding fair value disclosures.
Stock Based Compensation
We granted common stock to our employees and non-employee directors under our Stock Purchase Program and Equity Incentive Program (the “Legacy Programs”). The Legacy Programs required that employees who receive an award purchase a certain amount of stock, which the Company then matched. The matching share awards were subject to certain vesting requirements. For the purchased portion of the participant’s stock, the participant was required to make a minimum payment toward the purchase commitment, with the remainder of the balance issued as a note receivable to us and recorded as a stock notes receivable within Stockholders’ Equity. We recognize compensation costs over the applicable vesting period

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.
Summary of Significant Accounting Policies (continued)

for share-based payments to employees, former employees and non-employee directors at fair value of the common stock on the grant date. We recognize forfeiture of purchased and awarded shares as they occur.
In December 2020, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) approved a new Long Term Incentive Plan (the “2021 Plan”). The 2021 plan provides for the granting of restricted stock, restricted stock units, performance share awards, as well as cash-based performance awards, to select employees and non-employee directors of the Company. Under the 2021 Plan, the Compensation Committee ratifies the selection of participants for each year’s grants which are subject to the terms and conditions of the 2021 Plan. The equity awards consist of common share awards with either a market or a performance condition and restricted common stock units. All awards are subject to a service condition and the accounting policy for each award is presented below.
Market condition awards
For common share awards with a market and service condition, we use a probability assessment to determine the fair value of these awards on the grant date. We recognize the grant date fair value as compensation costs over the applicable service period of the award. If the market condition is not obtained, previously recognized compensation expense is not reversed.
Performance and service condition awards
For common share awards with a performance condition and a service condition, we calculate a grant date fair value based on the probability weighted assessment of the performance condition and respective award values. We recognize compensation costs over the service period based on our latest estimate of grant date fair value. If the performance condition is not satisfied, we will reverse previously recognized compensation expense.
Service condition awards
We grant restricted common stock units that only have a service condition. We recognize compensation costs over the service period based on the fair value of common stock on the grant date.
Earnings (loss) per share
We use the two-class method for calculating basic earnings (loss) per share. Undistributed earnings are allocated to participating securities based on the extent to which each class may share in earnings as if all the earnings for the period have been distributed. Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Common shares related to our Legacy Programs are excluded from the weighted-average number of common shares outstanding for the period for basic earnings (loss) per share when contingencies, such as vesting requirements, exist and have not been satisfied.
Contingently issuable common shares and common share equivalents are instruments where the holder must return, all or part of, if specified conditions are not met. These instruments are excluded from basic and diluted earnings (loss) per share when the specified conditions are not met presuming the end of the period is the end of the contingency period.
Instruments that are convertible into common shares are included in diluted weighted-average common shares outstanding on an if-converted basis based on the legal conversion rate for the respective period, if dilutive. Share-based awards to employees with only service conditions are included as potential common shares, weighted for the portion of the period they are unvested, if dilutive. Share-based awards to employees with performance and service or market conditions are included as potential common shares presuming the end of the period is the end of the contingency period, if dilutive.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.
Summary of Significant Accounting Policies (continued)

When inclusion of common share adjustments increases the earnings per share or reduces the loss per share, the effect on earnings is anti-dilutive, and the diluted net earnings or net loss per share is computed excluding these common share equivalents.
3.
Recent Accounting Pronouncements

The Company currently qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies.
The Company may elect to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.
Recently Issued Accounting Standards Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326). ASU 2016-13 requires organizations to estimate credit losses on certain types of financial instruments, including receivables and available-for-sale debt securities, by introducing an approach based on expected losses. The expected loss approach will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. The guidance is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted. We are currently evaluating the impact that the adoption of the ASU will have on our consolidated financial statements.
Accounting Standards Adopted
In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350). ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill that is done in step two of the current goodwill impairment test to measure a goodwill impairment loss. Instead, entities will record an impairment loss based on the excess of a reporting unit’s carrying amount over its fair value. We adopted this ASU effective January 1, 2020. The adoption of this ASU did not have a material impact on our consolidated financial statements.
In February 2017, the FASB issued ASU No. 2016-02, Leases, to improve the financial reporting of leasing transactions. Under legacy guidance for lessees, leases are only included on the balance sheet if certain criteria, classifying the agreement as a capital lease, are met. This pronouncement requires the recognition of a right-of-use asset and a corresponding lease liability, discounted to the present value, for all leases that extend beyond 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the income statement and the repayment of the principal portion of the lease liability will be classified as a financing activity in the statements of cash flows while the interest component will be included in the operating activities in the statements of cash flows. This ASU is effective for reporting periods beginning after December 15, 2018 for public entities and reporting periods beginning after December 15, 2020 for private entities. Early adoption is permitted and, accordingly, we adopted this ASU effective January 1, 2020. This pronouncement provides a number of practical expedients in transition. The Company elected the “package of practical expedients”, which permits the Company not to reassess under the new standard prior conclusions about lease identification, lease classification and initial direct costs. The adoption of this ASU resulted in the recognition of a $12.4 million right-of-use asset within other assets and a $12.8 million lease liability within accounts payable and accrued liabilities on the consolidated balance sheets.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3.
Recent Accounting Pronouncements (continued)

In March 2017, the FASB issued ASU No. 2017-08, Premium Amortization on Purchased Callable Debt Securities, provided guidance that shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date. The standard does not require an accounting change for securities held at a discount, which continue to be amortized to maturity. This ASU is effective for nonpublic entities with fiscal years beginning after December 15, 2019. We adopted this ASU effective January 1, 2020. The adoption of this ASU did not have a material impact on our consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, provided guidance to expedite and simplify the accounting associated with the anticipated migration away from the widely-used London Inter-bank Offered Rate and other similar rates as benchmark interest rates (collectively, “LIBOR”) after 2021. Under pre-existing GAAP, such modifications made to: (i) loans and certain other contracts would require re-assessments of the accounting for those contacts, such as whether they were extinguished and remeasured from an accounting perspective; This new guidance largely eliminates these requirements as a result of this migration to one or more new benchmark rates and is generally applicable for contract modifications made prior to December 31, 2022. We adopted this ASU effective March 12, 2020. The adoption of this ASU did not have a material impact on our consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on a full retrospective basis, effective January 1, 2021. The adoption of ASU simplifies the accounting and disclosure of convertible instruments as a part of filing financial statements with the U.S. Securities and Exchange Commission (SEC).
4.
Goodwill and Intangible Assets

Acquisition of Aegis Surety
In January 2021, we closed on an agreement to purchase the surety business of Aegis Surety Bonds and Insurance Services, LLC (“Aegis”) in exchange for $10.0 million in cash and the disposal of our Exterminator Pro business. The Aegis acquisition increased our scale in surety positioning the business line for profitable growth. The implied fair value of the Aegis surety underwriting business was $15.3 million and we recognized a gain of $3.5 million on disposal of the assets related to our Exterminator Pro underwriting business. We determined that the remaining goodwill of $0.9 million associated with our Exterminator Pro business was fully impaired after the disposal. We recorded the assets from Aegis using the acquisition method of accounting. The purchase price was allocated to the identifiable assets based on their estimated fair values on the acquisition date. The final purchase price was an $8.3 million intangible asset for agent relationships with a 15 year useful life and $6.9 million of goodwill. We review our purchase price allocation up to 1 year subsequent to an acquisition and may make adjustments within the one year period.
Compass
During the second quarter of 2021, we elected to exit a book of errors & omissions business generated from our acquisition of Compass Group Partners, LLC (“Compass”). As a result of this decision, we

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.
Goodwill and Intangible Assets (continued)

determined the fair value of the goodwill and agent relationships was zero, resulting in an impairment of $1.9 million and $0.1 million, respectively.
Sale of Boston Indemnity Company
During June of 2021, the Company signed a Purchase Agreement with an unrelated third party for the sale of all the issued and outstanding capital stock of Boston Indemnity Company (BIC). The transaction was completed on October 4, 2021. The Company recorded $8.2 million in net proceeds related to the sale and recognized $1.8 million of gain on sale of business.
Exterminator Pro
In 2020, we decided to dispose of our Exterminator Pro business. As part of our annual review of goodwill, we performed a discounted cash flow analysis of the business using the updated projections from the strategic plan and determined that the implied fair value was less than the carrying value resulting in $9.2 million of Exterminator Pro’s goodwill being impaired.
Hospitality
In 2020, as part of our annual review and approval of our strategic plan, we performed a detailed review of the projections and business plan of our Hospitality underwriting division. We considered the impact of the pandemic, the future viability of the business considering its historical loss ratios and expense loads, as well as the durability of the business. Based on this analysis, we determined that Hospitality’s implied fair value was less than its carrying value resulting in 100% of Hospitality’s goodwill, $10.4 million, being impaired.
Accident and Health
In 2020, as part of our annual review and approval of our strategic plan, we updated our cash flow projections of our Accident & Health underwriting division. We considered the future viability of the business considering projected loss ratios as a result of recent loss experience. Based on this analysis, we determined that the implied fair value was less than the carrying value of our Accident and Health underwriting division resulting in a goodwill impairment charge of $38.0 million.
The carrying amount and changes in the balance of goodwill by reporting unit as of December 31, 2021 and 2020 is as follows (in thousands):
	Accident and Health	Surety	Energy	Exterminator Pro	Other	Total
Goodwill
Gross balance at December 31, 2020	$91,577	$—	$10,052	$11,810	$4,681	118,120
Accumulated impairment at December 31, 2020	(44,821)	—	—	(9,248)	—	(54,069)
Additions	—	6,956	—	—	—	6,956
Disposals	—	(175)	—	(1,680)	(650)	(2,505)
Impairment	—	—	—	(882)	(1,886)	(2,768)
Net balance at December 31, 2021	$46,756	$6,781	$10,052	$—	$2,145	$65,734

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.
Goodwill and Intangible Assets (continued)

	Accident and Health	Hospitality	Energy	Exterminator Pro	Other	Total
Goodwill
Gross balance at December 31, 2019	$91,577	$10,361	$10,052	$11,810	$4,681	128,481
Accumulated impairment at December 31, 2019	(6,846)	—	—	—	—	(6,846)
Disposals	—	—	—	—	—	—
Impairment	(37,975)	(10,361)	—	(9,248)	—	(57,584)
Net balance at December 31, 2020	$46,756	$—	$10,052	$2,562	$4,681	$64,051
The carrying amount and changes in the balance of other intangible assets as of December 31, 2021 and 2020 are as follows (in thousands):
	Agent Relationships	Non-competes	Trade-marks	Licenses	Total
Other Intangible Assets
Gross balance at December 31, 2020	$16,355	$1,117	$1,122	$15,019	$33,613
Accumulated amortization at December 31, 2020	(13,203)	(447)	—	—	(13,650)
Additions	8,300	—	—	—	8,300
Disposals	(45)	—	(123)	(1,000)	(1,168)
Impairment	(52)	—	—	—	(52)
Amortization	(1,218)	(223)	—	—	(1,441)
Net balance at December 31, 2021	$10,137	$447	$999	$14,019	$25,602
	Agent Relation-ships	Policy Renewals	Non-competes	Trade-marks	Licenses	Total
Other Intangible Assets
Gross balance at December 31, 2019	$13,164	$3,826	$3,755	$1,122	$15,019	$36,886
Accumulated amortization at December 31, 2019	(9,295)	(3,702)	(2,617)	—	—	(15,614)
Amortization	(717)	(124)	(468)	—	—	(1,309)
Net balance at December 31, 2020	$3,152	$—	$670	$1,122	$15,019	$19,963
Our indefinite lived intangible assets relate to insurance licenses and trademarks. Our finite lived intangible assets, which relate to policy renewals, agency relationships, within Agent Relationships, and non-compete/exclusivity agreements, within Non-competes, have a weighted average useful life of approximately 14 years as of December 31, 2021.
We recognized amortization expense of approximately $1.4 million and $1.3 million for the years ended December 31, 2021 and 2020, respectively.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.
Goodwill and Intangible Assets (continued)

Estimated future net amortization expense of intangible assets for the next five years is as follows (in thousands):
Year Ending December 31,	Amount
2022	$1,466
2023	1,466
2024	1,074
2025	998
2026	553

5.
Investments

The amortized cost and the fair value of our investments as of December 31, 2021 and 2020 are summarized as follows (in thousands):
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2021
Fixed maturity securities, available for sale:
U.S. government securities	$48,816	$716	$(269)	$49,263
Corporate securities and miscellaneous	151,053	3,698	(588)	154,163
Municipal securities	53,179	3,799	(36)	56,942
Residential mortgage-backed securities	103,758	1,232	(1,255)	103,735
Commercial mortgage-backed securities	14,634	38	(188)	14,484
Asset-backed securities	81,038	226	(1,500)	79,764
Total fixed maturity securities, available for sale	$452,478	$9,709	$(3,836)	$458,351
Fixed maturity securities, held to maturity:
Asset-backed securities	$47,117	$—	$—	$47,117
Total fixed maturity securities, held to maturity	$47,117	$—	$—	$47,117
Equity securities:
Common stocks	$47,379	$13,887	$(2,841)	$58,425
Preferred stocks	17,821	349	(4)	18,166
Mutual funds	33,786	7,611	(17)	41,380
Total equity securities	$98,986	$21,847	$(2,862)	$117,971

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5.
Investments (continued)

	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2020
Fixed maturity securities, available for sale:
U.S. government securities	$53,304	$1,515	$(2)	$54,817
Corporate securities and miscellaneous	63,573	5,859	(8)	69,424
Municipal securities	53,200	5,153	—	58,353
Residential mortgage-backed securities	78,678	2,849	(3)	81,524
Commercial mortgage-backed securities	2,872	56	(27)	2,901
Asset-backed securities	47,827	544	(389)	47,982
Total fixed maturity securities, available for sale	$299,454	$15,976	$(429)	$315,001
Fixed maturity securities, held to maturity:
Asset-backed securities	$28,393	$—	$—	$28,393
Total fixed maturity securities, held to maturity	$28,393	$—	$—	$28,393
Equity securities:
Common stocks	$44,742	$6,738	$(4,250)	$47,230
Mutual funds	29,370	1,268	(2)	30,636
Total equity securities	$74,112	$8,006	$(4,252)	$77,866
The amortized cost and estimated fair value of fixed maturity securities, available for sale, at December 31, 2021 by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Also, changing interest rates, tax considerations or other factors may result in portfolio sales prior to maturity.
	Amortized Cost	Fair Value
December 31, 2021
Due in less than one year	$10,614	$10,724
Due after one year through five years	138,804	141,714
Due after five years through ten years	81,933	83,864
Due after ten years	21,697	24,066
Mortgage-backed securities	118,392	118,219
Asset-backed securities	81,038	79,764
Total	$452,478	$458,351
The amortized cost and estimated fair value of fixed maturity securities, held to maturity, at December 31, 2021 by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5.
Investments (continued)

	Amortized Cost	Fair Value
December 31, 2021
Asset-backed securities	$47,117	$47,117
Total	$47,117	$47,117
The following tables summarize gross unrealized losses and the corresponding fair values of investments, aggregated by length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2021 and 2020 (in thousands).
	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2021
U.S. government securities	$19,819	$(267)	$108	$(2)	$19,927	$(269)
Corporate securities and miscellaneous	47,308	(588)	—	—	47,308	(588)
Municipal securities	4,549	(36)	—	—	4,549	(36)
Residential mortgage-backed securities	72,672	(1,252)	145	(3)	72,817	(1,255)
Commercial mortgage-backed securities	12,653	(175)	241	(12)	12,894	(187)
Asset-backed securities	34,266	(1,463)	1,256	(38)	35,522	(1,501)
Total fixed maturity securities, available for sale	191,267	(3,781)	1,750	(55)	193,017	(3,836)
Common stocks	2,493	(1,066)	7,885	(1,775)	10,378	(2,841)
Preferred stocks	1,353	(4)	—	1,353	(4)
Mutual funds	5,441	(17)	—	—	5,441	(17)
Equity securities	9,287	(1,087)	7,885	(1,775)	17,172	(2,862)
Total	$200,554	$(4,868)	$9,635	$(1,830)	$210,189	$(6,698)

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5.
Investments (continued)

	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2020
U.S. government securities	$108	$(2)	$—	$—	$108	$(2)
Corporate securities and miscellaneous	976	(8)	—	—	976	(8)
Residential mortgage-backed securities	5,502	(3)	—	—	5,502	(3)
Commercial mortgage-backed securities	327	(27)	—	—	327	(27)
Asset-backed securities	3,247	(389)	—	—	3,247	(389)
Total fixed maturity securities, available for sale	10,160	(429)	—	—	10,160	(429)
Common stocks	7,102	(2,034)	7,940	(2,216)	15,042	(4,250)
Mutual funds	150	(2)	—	—	150	(2)
Equity securities	7,252	(2,036)	7,940	(2,216)	15,192	(4,252)
Total	$17,412	$(2,465)	$7,940	$(2,216)	$25,352	$(4,681)
As of December 31, 2021 we have 5 lots of fixed maturity securities in an unrealized loss position aged over 12 months. We do not have the intent to sell and it is not more likely-than-not that we will be required to sell these fixed maturity securities, available for sale, before the securities recover to their amortized cost value. In addition, we believe that none of the declines in the fair values of these fixed maturity securities, available for sale relate to credit losses. We believe that none of the declines in the fair value of these fixed maturity securities, available for sale, and equity securities were other-than-temporary at December 31, 2021. We recognized no other-than-temporary impairment adjustments on fixed maturity securities, available for sale, or equity securities for the years ended December 31, 2021 and 2020.
The components of net realized gains (losses) for the years ended December 31, 2021 and 2020 are as follows (in thousands):
	2021	2020
Gross realized gains
Fixed maturity securities, available for sale	$474	$982
Equity securities	2,763	6,817
Other	13	258
Total	3,250	8,057
Gross realized losses
Fixed maturity securities, available for sale	(1,160)	(885)
Equity securities	(230)	(5,678)
Other invested assets	—	(283)
Other	(4)	(144)
Total	(1,394)	(6,990)
Net realized gains	$1,856	$1,067

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5.
Investments (continued)

Proceeds from sales of fixed maturity securities, available for sale and equity securities for the year ended December 31, 2021 were approximately $15.1 million and $38.0 million, respectively. Proceeds from sales of fixed maturity securities, available for sale and equity securities for the year ended December 31, 2020 were approximately $28.0 million and $34.4 million, respectively.
Our net investment income for the years ended December 31, 2021 and 2020 is summarized as follows (in thousands):
	2021	2020
Income:
Fixed maturity securities, available for sale	$9,931	$7,479
Fixed maturity securities, held to maturity	4,840	792
Equity securities	2,572	1,638
Equity method investments	9,280	4,084
Mortgage loans	1,188	327
Indirect loans	1,852	1,756
Short term investments and cash	141	1,278
Other	241	494
Total investment income	30,045	17,848
Investment expenses	(5,399)	(3,718)
Net investment income	$24,646	$14,130
The change in net unrealized (losses) gains on investments, net of deferred income taxes, in other comprehensive income for the years ended December 31, 2021 and 2020 is as follows (in thousands):
	2021	2020
Fixed maturity securities	$(9,674)	$9,015
Deferred income taxes	2,098	(1,814)
Total	$(7,576)	$7,201
We are required by various state regulations to maintain cash, investment securities or letters of credit on deposit with the states in a depository account. At December 31, 2021 and 2020, cash and investment securities on deposit had fair values of approximately $63.2 million and $58.2 million, respectively.
6.
Fair Value Measurements

Our financial instruments include assets and liabilities carried at fair value, as well as assets and liabilities carried at cost or amortized cost but disclosed at fair value in our financial statements. In determining fair value, we generally apply the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities.
We use data provided by a third-party investment managers or pricing vendors to value our investments and we perform periodic analyses on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. Our analyses include a review of month-to-month price fluctuations and, as needed, a comparison of pricing services’ valuations to other pricing services’ valuations for the identical security.
We classify our financial instruments into the following three-level hierarchy:
Level 1 —
Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6.
Fair Value Measurements (continued)

Level 2 —
Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3 —
Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

We used the following methods and assumptions in estimating the fair value disclosures for financial instruments in the accompanying consolidated financial statements and in these notes:
U.S. government securities, mutual funds and common stock
We use unadjusted quoted prices for identical instruments in an active exchange to measure fair value which represent Level 1 inputs.
Preferred stocks, municipal securities, corporate securities and miscellaneous
We use a pricing model that utilizes market-based inputs such as trades in an illiquid market for a particular security or trades in active markets for securities with similar characteristics. The model considers other inputs such as benchmark yields, issuer spreads, security terms and conditions, and other market data. These represent Level 2 fair value inputs.
Commercial mortgage-backed securities, residential mortgage-backed securities and asset-backed securities
We use a pricing model that utilizes market-based inputs that may include dealer quotes, market spreads, and yield curves. We may evaluate individual tranches in a security by determining cash flows using the security’s terms and conditions, collateral performance, credit information benchmark yields and estimated prepayments. These represent Level 2 fair value inputs.
The following table presents the carrying value and estimated fair value of our financial instruments as of December 31, 2021 and 2020:
	December 31, 2021		December 31, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value

Assets
Fixed maturity securities, available for sale	$458,351	$458,351	$315,001	$315,001
Fixed maturity securities, held to maturity	47,117	47,117	28,393	28,393
Equity securities	117,971	117,971	77,866	77,866
Mortgage loans	29,531	29,264	5,228	5,142
Short-term investments	164,278	164,278	235,957	235,957
Cash and cash equivalents	42,107	42,107	63,455	63,455
Restricted cash	65,167	65,167	50,168	50,168
Liabilities
Notes payable	$50,000	$50,000	$50,000	$50,000
Subordinated debt	78,529	83,235	78,448	83,235

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6.
Fair Value Measurements (continued)

The following table summarizes fair value measurements by level at December 31, 2021 and 2020 for assets and liabilities measured at fair value on a recurring basis (in thousands):
	Level 1	Level 2	Level 3	Total
December 31, 2021
Fixed maturity securities, available for sale:
U.S. government securities	$49,263	$—	$—	$49,263
Corporate securities and miscellaneous	—	154,163	—	154,163
Municipal securities	—	56,942	—	56,942
Residential mortgage-backed securities	—	103,735	—	103,735
Commercial mortgage-backed securities	—	14,484	—	14,484
Asset-backed securities	—	79,764	—	79,764
Total fixed maturity securities, available for sale	49,263	409,088	—	458,351
Common stocks:
Consumer discretionary	2,102	—	—	2,102
Consumer staples	13,643	—	—	13,643
Energy	2,781	—	—	2,781
Finance	24,657	—	—	24,657
Industrial	8,806	—	—	8,806
Information technology	2,408	—	—	2,408
Materials	3,160	—	—	3,160
Other	868	—	—	868
Total common stocks	58,425	—	—	58,425
Preferred stocks:
Finance	—	17,018	—	17,018
Other	—	1,148	—	1,148
Total preferred stocks	—	18,166	—	18,166
Mutual funds:
Fixed income	5,374	—	—	5,374
Equity	35,471	—	—	35,471
Commodity	535	—	—	535
Total mutual funds	41,380	—	—	41,380
Total equity securities	99,805	18,166	—	117,971
Short-term investments	164,278	—	—	164,278
Total assets measured at fair value	$313,346	$427,254	$—	$740,600

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6.
Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total
December 31, 2020
Fixed maturity securities, available for sale:
U.S. government securities	$54,817	$—	$—	$54,817
Corporate securities and miscellaneous	—	69,424	—	69,424
Municipal securities	—	58,353	—	58,353
Residential mortgage-backed securities	—	81,524	—	81,524
Commercial mortgage-backed securities	—	2,901	—	2,901
Asset-backed securities	—	47,982	—	47,982
Total fixed maturity securities, available for sale	54,817	260,184	—	315,001
Common stocks:
Consumer discretionary	1,462	—	—	1,462
Consumer staples	11,415	—	—	11,415
Energy	2,294	—	—	2,294
Finance	22,105	—	—	22,105
Industrial	5,669	—	—	5,669
Information technology	1,706	—	—	1,706
Materials	1,923	—	—	1,923
Other	656	—	—	656
Total common stocks	47,230	—	—	47,230
Mutual funds:
Fixed income	808	—	—	808
Equity	29,229	—	—	29,229
Commodity	599	—	—	599
Total mutual funds	30,636	—	—	30,636
Total equity securities	77,866	—	—	77,866
Short-term investments	235,957	—	—	235,957
Total assets measured at fair value	$368,640	$260,184	$—	$628,824

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6.
Fair Value Measurements (continued)

We measure certain assets, including investments in indirect loans and loan collateral, equity method investments and other invested assets, at fair value on a nonrecurring basis only when they are deemed to be other-than-temporarily-impaired.
In addition to the preceding disclosures on assets and liabilities recorded at fair value in the consolidated balance sheets, we are also required to disclose the fair values of certain other financial instruments for which it is practicable to estimate fair value. Estimated fair value amounts, defined as the quoted market price of a financial instrument, have been determined using available market information and other appropriate valuation methodologies. However, considerable judgements are required in developing the estimates of fair value where quoted market prices are not available. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimating methodologies may have an effect on the estimated fair value amounts.
We used the following methods and assumptions in estimating the fair value disclosures of other financial instruments:
Fixed maturity securities, held to maturity: Fixed maturity securities, held to maturity consists of senior and junior notes with target rates of return. We determined the fair value of these instruments using the market approach utilizing inputs that consisted of transactions in a private market (Level 2) as of December 31, 2020. As of December 31, 2021, we determined the fair value of these instruments using the income approach utilizing inputs that are unobservable (Level 3).
Mortgage loans: Mortgage loans have fixed interest rates and are collateralized by real property. We determine the fair value of mortgage loans using the income approach utilizing inputs that are unobservable (Level 3).
Notes payable: The carrying value approximates the estimated fair value for notes payable as the notes payable accrue interest at current market rates plus a spread. We determine the fair value using the income approach utilizing inputs that are available (Level 2).
Subordinated debt: Subordinated debt consists of two debt instruments, the Junior Subordinated Interest Debentures, due September 15, 2036, and Unsecured Subordinated Notes, due May 24, 2039. The carrying value of the Junior Subordinated Interest Debentures approximates the estimated fair value as the instrument accrues interest at current market rates plus a spread. The Unsecured Subordinated Notes have a fixed interest rate. We determine the fair value of these instruments using the income approach utilizing inputs that are observable (Level 2).
Other financial instruments qualify as insurance-related products and are specifically exempted from fair value disclosure requirements.
7.
Mortgage Loans

During 2016, we began investing in a Separately Managed Account (“SMA1”), managed by Arena Investors, LP (“Arena”), which is affiliated with The Westaim Corporation (“Westaim”) who, through Westaim HIIG LP (a limited partnership controlled by Westaim), is our largest shareholder. During 2017, we began investing in a second Separately Managed Account (“SMA2”), managed by Arena. As of December 31, 2021 and 2020, we held direct investments in mortgage loans from various creditors through SMA1 and SMA2.
Our mortgage loan portfolios are primarily senior loans on real estate across the U.S. The loans earn interest at fixed rates, mature in five months to three years from loan origination and the principal amounts of the loans range between 55% to 80% property’s appraised value at the time the loans were made. Mortgage loan participations are carried at cost adjusted for unamortized: premiums, discounts and loan fees. The

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7.
Mortgage Loans (continued)

carrying value of our mortgage loans and gross investment income as of and for the years ended December 31, 2021 and 2020 are as follows (in thousands):
	2021		2020
	Carrying Value	Gross Investment Income	Carrying Value	Gross Investment Income
Retail	$10,593	$66	$—	$—
Industrial	6,314	90	—	—
Commercial	6,298	151	—	—
Multi-Family	3,296	143	—	—
Office	1,691	64	—	—
Land	—	451	4,293	264
Hospitality	1,339	223	935	63
Total	$29,531	$1,188	$5,228	$327
The uncollectable amounts on loans, on an individual loan basis, are determined based upon consultations and advice from the Company’s specialized investment manager and consideration of any adverse situations that could affect the borrower’s ability to repay, the estimated value of underlying collateral, and other relevant factors. When an amount is determined to be uncollectable, we directly write off the uncollectable amount in the period it was determined to be uncollectable. For the years ended December 31, 2021 and 2020 we wrote off $0.0 million and $0.3 million, respectively.
As of December 31, 2021 and 2020, approximately $10.8 million and $9.7 million of mortgage loans, respectively, were in the process of foreclosure. The carrying value of the mortgage loans in foreclosure approximates the fair value of the collateral less costs to sell.
8.
Other long-term investments

Equity Method Investments
During the year ended December 31, 2020, we invested in investment products issued by Arena Special Opportunities Partners (Feeder) I, LP (“Arena SOP”), managed by Arena, which is affiliated with Westaim. The investment products include senior and junior notes issued by the Arena SOP to raise capital from limited partners to fund purchases of investments. The return on the investments are used to pay interest on the senior and junior notes based on target returns of each class. The senior and junior notes are debt securities classified as held to maturity and presented on the balance sheet within fixed maturity securities, held to maturity. Income in excess of return targets on the senior and junior notes is allocated to the investment in Arena SOP limited partnership (“Arena Rated Product LP units”).
During the year ended December 31, 2021, we invested $1.9 million in Hudson Ventures Fund 2, LP. During the year ended December 31, 2021, we invested $5.0 million in Universa Black Swan Protection Protocol LIX L.P. (“Universa Black Swan”). During the year ended December 31, 2021, we invested $12.0 million in JVM Multi-Family Premier Fund IV, LLC and $12.0 million in JVM Preferred Equity Fund, LLC, together “JVM Funds LLC”.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8.
Other long-term investments (continued)

The carrying value of equity method investments as of December 31, 2021 and 2020 is as follows (in thousands):
	2021	2020
Dowling Capital Partners LP units	$2,416	$2,166
RISCOM	3,366	4,508
Arena Special Opportunities Fund, LP units	41,763	38,958
Arena Rated Product LP units	5,692	974
KIC Surety	—	1
Hudson Ventures Fund 2 LP units	1,913	—
Universa Black Swan LP units	4,354	—
JVM Funds LLC units	24,000	—
Total	$83,504	$46,607
Net investment income from equity method investments for the years ended December 31, 2021 and 2020 is summarized as follows (in thousands):
	2021	2020
Net investment income
Dowling Capital Partners LP units	$438	$(454)
RISCOM	1,058	973
Arena Special Opportunities Fund, LP units	3,729	3,514
Arena Rated Product LP units	4,717	975
PVI Agency LLC	—	(924)
Hudson Ventures Fund 2 LP units	(16)	—
Universa Black Swan LP units	(646)	—
Total	$9,280	$4,084
The unfunded commitment of equity method investments as of December 31, 2021 and 2020 is as follows (in thousands):
	2021	2020
Dowling Capital Partners LP units	$368	$350
Arena Rated Product LP units	—	16,937
Hudson Ventures Fund 2 LP units	3,063	—
Total	$3,431	$17,287

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8.
Other long-term investments (continued)

The difference between the cost of an investment and our proportionate share of the underlying equity in net assets is allocated to the various assets and liabilities of the equity method investment. We amortize the difference in net assets over the same useful life of a similar asset as the underlying equity method investment. For RISCOM, a similar asset would be agent relationships, which we amortize over a 15 year useful life and we amortize the difference in net assets of RISCOM over 15 years. The following table summarizes our recorded investment compared to our share of underlying equity (in thousands):
	Underlying Equity	Difference	Recorded Investment Balance
December 31, 2021
RISCOM	$1,378	$1,988	$3,366
	Underlying Equity	Difference	Recorded Investment Balance
December 31, 2020
RISCOM	$2,276	$2,232	$4,508
Investment in Bank Holding Companies
Beginning in 2017 and through 2018, we acquired a $2.0 million investment in Captex Bancshares, a Texas bank holding company. Our assessment of our ownership percentage and influence through one of our employees on the Board of Directors of Captex Bankshares indicates that we do not have significant influence over the investee. We carry our investment in Captex Bancshares at cost, less impairment or observable changes in price. We review these investments for impairment or observable changes in price during each reporting period. There were no impairments or observable changes in price during the years ended December 31, 2021 and 2020.
During the first quarter of 2020, we acquired a $2.0 million investment in Gulf Capital, a Texas bank holding company. Our assessment of our ownership percentage indicates that we do not have significant influence over the investee. During the fourth quarter of 2020 we sold approximately $1.8 million of shares to other owners of Gulf Capital at cost. We carry our investment in Gulf Capital at cost, less impairment or observable changes in price. There were no impairments or observable changes in price during the year ended December 31, 2021 and 2020.
Investment in Indirect Loans and Loan Collateral
As of December 31, 2021 and 2020, we held indirect investments in collateralized loans and loan collateral through SMA1 and SMA2. The carrying value and unfunded commitment of the SMA1 and SMA2 as of December 31, 2021 and 2020 is as follows (in thousands):
	Carrying Value	Unfunded Commitment
December 31, 2021
SMA1	$33,100	$—
SMA2	10,855	16,563
Total	$43,955	$16,563

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8.
Other long-term investments (continued)

	Carrying Value	Unfunded Commitment
December 31, 2020
SMA1	$39,993	$1,517
SMA2	12,121	33,027
Total	$52,114	$34,544
See Note 11 for common stock acquired from an entity providing our subordinated debt.
9.
Property and Equipment

The following table presents the components of property and equipment, which are included within other assets on the consolidated balance sheets.
	2021	2020
Leasehold improvements	$2,761	$2,777
Furniture and equipment	30,791	29,295
Other	39	94
	33,591	32,166
Accumulated depreciation	(23,964)	(20,796)
Total	$9,627	$11,370
Depreciation expense for the years ended December 31, 2021 and 2020 was $3.6 million.
10.
Leases

We determine if a contract contains a lease at inception and recognize a right-of-use asset, within other assets, and lease liability, within accounts payable and accrued liabilities, based on the present value of future lease payments. In cases where our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available on the inception date to determine the lease liability.
Our leases are primarily for office facilities which have been classified as operating leases. Our leases have remaining lease terms ranging from less than 1 year to 10 years, some of which include options to extend the leases. Lease expense for the years ended December 31, 2021 and 2020 was $2.7 million and $2.9 million, respectively. The following table provides information on our leases as of December 31, 2021 and 2020 (in thousands).
	2021	2020
Operating lease right-of-use assets	$10,532	$11,259
Operating lease liabilities	10,921	11,594
Operating lease weighted-average remaining lease term	5.73 years	6.64 years
Operating lease weighted-average discount rate	3.12%	3.16%

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10.
Leases (continued)

	2021	2020
Operating lease expense	$2,607	$2,613
Short-term lease expense	127	291
Total lease expense	$2,734	$2,904
Operating cash outflows from operating leases	$2,361	$2,505
Future minimum lease payments under operating leases as of December 31, 2021 are as follows (in thousands):
2021
2022	$2,395
2023	2,313
2024	2,106
2025	1,577
2026	1,270
Thereafter	2,305
Total future minimum operating lease payments	$11,966
Less imputed interest	(1,045)
Total operating lease liability	$10,921

11.
Subordinated Debt

The following table summarizes our subordinated debt as of December 31, 2021 and 2020 (in thousands).
	2021	2020
Junior Subordinated Interest Debentures, due September 15, 2036, interest payable quarterly Principal	$59,794	$59,794
Less: debt issuance costs	(705)	(753)
Unsecured Subordinated Notes, due May 24, 2039, interest payable quarterly Principal	20,000	20,000
Less: debt issuance costs	(560)	(593)
Subordinated debt, net of debt issuance costs	$78,529	$78,448
In May 2019, the Company entered into an agreement to issue unsecured subordinated notes (the “Notes”) with an aggregate principal amount of $20.0 million. Interest on the Notes is fixed at 7.25% for the first 8 years and fixed at 8.25% thereafter. Early retirement of the debt ahead of 8 year commitment requires all interest payments paid in full as well as the return of all capital. Principal is due at maturity on May 24, 2039 and interest is payable quarterly. The Notes have junior priority to all previously issued debt. We report the debt related to the Notes in our December 31, 2021 and 2020 consolidated balance sheets, net of debt issuance costs of approximately $0.6 million. These deferred financing costs are presented as a direct deduction from the carrying amount of the subordinated debt.
On August 2, 2006, Delos Capital Trust n/k/a HIIG Capital Trust I (the “Trust”), a Delaware statutory trust, issued $58.0 million of fixed/floating rate capital securities guaranteed by us. The Trust also issued us $1.8 million of common stock, classified within other invested assets. We have not consolidated the Trust that

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11.
Subordinated Debt (continued)

issued the capital securities, as it does not meet the criteria for consolidation and we do not have significant influence over the investee. We carry our investment in the common stock of the Trust at cost, less impairment or observable changes in price. There were no impairments or observable changes in price during the year ended December 31, 2021.
The sole asset of the Trust consists of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures (the “Debentures”) with a principal amount of $59.8 million issued by us. The Debentures are an unsecured obligation, are redeemable on or after September 15, 2011, and have a maturity date of September 15, 2036. Interest on the Debentures is payable quarterly at an annual rate based on the three-month LIBOR (0.21% at December 31, 2021) plus 3.4%. We reflect the debt related to the Debentures in our December 31, 2021 and 2020 consolidated balance sheets, net of debt issuance costs of approximately $0.7 million and $0.8 million, respectively. These deferred financing costs are presented as a direct deduction from the carrying amount of the subordinated debt.
12.
Notes Payable

The following table summarizes our notes payable as of December 31, 2021 and 2020 (in thousands).
	2021	2020
Term loan, due December 31, 2024, interest payable quarterly	$50,000	$50,000
Revolving line of credit, due December 31, 2024, interest payable quarterly	—	—
Notes payable	$50,000	$50,000
The interest rate on the $50.0 million term loan is the lesser of the one-month LIBOR (0.10% on December 31, 2021) plus the Applicable Margin, which is defined as 1.65%, or the highest lawful rate. Interest-only payments are due and payable on a quarterly basis through December 31, 2024. The entire principal balance of the $50.0 million term loan is due December 31, 2024. Interest payments on the term loan were $0.9 and $1.0 million for the years ended December 31, 2021 and 2020, respectively.
The interest rate on the $50.0 million revolving line of credit is the lesser of the prime rate, as published by the Wall Street Journal, or the one-month LIBOR (0.10% on December 31, 2021) plus the Applicable Margin, which is defined as the lesser of 1.65%, or the highest lawful rate. The revolving promissory note includes a fee of 0.25% on the unused portion. Interest-only payments are due and payable on a quarterly basis through December 31, 2024. The entire principal balance of the $50.0 million revolving line of credit is due December 31, 2024. Interest payments on the revolving line of credit were $0.0 and $0.4 million for the years ended December 31, 2021 and 2020, respectively. Subject to lender approval, we have a right to increase the capacity to $75.0 million.
The indebtedness is collateralized by a perfected first priority security interest in all of the assets of SSIG and SUA and the outstanding capital stock of HSIC.
Our credit agreement includes financial covenants that require the Company maintain minimum surplus and risk based capital on HSIC, minimum net worth, and a minimum fixed charge coverage ratio as well as other customary covenants and events of default. As of December 31, 2021, the Company was in compliance with all covenants in our credit agreement.
13.
Temporary Equity and Stockholders’ Equity

Preferred Share Rights Offering
On April 24, 2020 the Company closed a private preferred share rights offering. Existing holders of common stock were given the right to subscribe for shares, on a pro rata basis, of Series A Convertible

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13.
Temporary Equity and Stockholders’ Equity (continued)

Preferred Stock (the “Preferred Shares”) with a face value of $50.00 per share. The Company issued $100.0 million of Preferred Shares and received $90.2 million of cash, net of issuance costs. Employees of the Company participating in the offering financed their purchase with $9.6 million in stock notes receivable. Approximately $33.8 million of the proceeds were used to repay, in its entirety, the remaining principal balance on the Company’s revolving line of credit that was executed on December 11, 2019.
Conversion feature
The Preferred Shares provide the holder the option at any time to convert the Preferred Shares into common stock based on the Option Conversion Rate. The initial Option Conversion rate allowed the holder of the Preferred Shares the right to convert into common stock based on a conversion price equal to $1.74 per common share. In accordance with the terms of the Preferred Shares, the Option Conversion Rate will be adjusted upon the completion of the audit of the financial statements as of and for the year ended December 31, 2021. The adjustments to the Option Conversion Rate will consist of adjustments for: (i) the after-tax cost of the LPT, a retroactive reinsurance agreement we entered into during the second quarter of 2020; (ii) the after-tax impact of any co-participation expense related to the LPT; (iii) the development of losses and LAE reserves subject to but in excess of limits on the LPT; and (iv) the after-tax impact of development on losses and LAE reserves not subject to the LPT subsequent to December 31, 2019. As of December 31, 2021 the Option Conversion Rate allowed the holder of the Preferred Shares the right to convert into common stock based on a conversion price equal to $1.51 per common share. Since the Preferred Shares did not have a contractual limit on the number of common shares that could be issued and the Option Conversion Rate was contingently adjustable on December 31, 2021, we did not have the ability to settle in common shares before December 31, 2021 and the Preferred Shares were classified within Temporary Equity as December 31, 2020.
As of December 31, 2021, the 1,970,124 outstanding Preferred Shares could be converted into 65,235,876 common shares after the final adjustment to the Option Conversion Rate. The Option Conversion Rate will not be updated subsequent to December 31, 2021. As of December 31, 2021 we have the ability to settle in common shares and the Preferred Shares were classified within Stockholders’ Equity.
The Preferred Shares are subject to mandatory conversion upon a defined change of control transaction or the closing of an initial public offering at the Mandatory Conversion Rate. The Mandatory Conversion Rate is similar to the Option Conversion Rate but is adjusted for the after-tax impact of any co-participation expense related to the LPT, the development of losses and LAE reserves in excess of limits on the LPT and the after-tax impact of development on losses and LAE reserves not subject to the LPT on the final day of the last quarter-end prior to when a defined change of control transaction or closing of an initial public offering occurs. As of December 31, 2021, the Mandatory Conversion Rate allowed the holder of the Preferred Shares the right to convert into common stock based on a conversion price equal to $1.51 per common share.
Preference
The Preferred Shares have preference in liquidation over common stock in the amount of the face value of $50.00 per share and any declared but unpaid dividends to related common shares at the applicable conversion rate.
Retrospective adjustment to the Preferred Share Rights Offering
On April 24, 2020, the Company closed a private preferred share rights offering where eligible employees could participate in the offering based on their common shares. Subsequent to the offering, several employees’ forfeited common and award shares under the Legacy Programs during the year ended December 31, 2021. The employees’ participation in the preferred share rights offering were retrospectively adjusted for the forfeitures. The retrospective adjustment to the preferred share rights offering resulted in the reduction of

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13.
Temporary Equity and Stockholders’ Equity (continued)

6,186 preferred shares and cancellation of stock notes receivable of $0.2 million, for the year ended December 31. 2021.
14.
Income Taxes

Income tax (benefit) expense consists of the following for the years ended December 31, 2021 and 2020 (in thousands):
	2021	2020
Current income tax expense	$—	$190
Deferred tax (benefit) expense related to temporary differences	9,992	(20,080)
Total income tax (benefit) expense	$9,992	$(19,890)
Our provision for income taxes generally does not deviate substantially from the statutory tax rate. The effective tax rate may vary slightly from the statutory rate due to tax adjustments for tax-exempt income and dividends-received deduction. The effective tax rates for the year ended December 31, 2021 and 2020 are listed below.
The differences between income taxes expected at the Federal statutory income tax rate of 21% and the reported income tax expense for the years ended December 31, 2021 and 2020 are summarized as follows (in thousands):
	2021		2020
	Amount	Percentage	Amount	Percentage
Income tax (benefit) expense at federal statutory rate	$10,145	21.0%	$(19,852)	21.0%
Tax advantaged investments	(256)	(0.5)	(197)	0.2
Other	103	0.2	159	(0.2)
Total income tax (benefit) expense	$9,992	20.7%	$(19,890)	21.0%
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands) as of December 31, 2021 and 2020:

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14.
Income Taxes (continued)

	2021	2020
Deferred tax assets:
Net operating losses	$28,009	$32,032
Losses and loss adjustment expenses	7,782	5,591
Unearned premiums	9,461	8,255
Intangibles	1,632	3,485
Stock options/awards	627	527
Other	1,034	1,841
Total deferred tax assets	48,545	51,731
Less valuation allowance	(586)	(586)
Total deferred tax assets after valuation allowance	47,959	51,145
Deferred tax liabilities:
Deferred policy acquisition costs	6,063	3,712
Depreciation	1,459	1,595
Investments	5,507	1,038
Unrealized gains on investments	1,230	3,261
Other	37	21
Total deferred tax liabilities	14,296	9,627
Net deferred tax assets	$33,663	$41,518
We made no payments for federal income taxes, during the years ended December 31, 2021 and 2020, which are available for recoupment in the event of future losses. The Company’s federal income tax returns for tax years 2018 to 2020 are subject to examination by the Internal Revenue Service.
As of December 31, 2021 and 2020, management does not believe there are any uncertain tax benefits that could be recognized within the next twelve months that would impact the Company’s effective tax rate. We classify all interest and penalties related to tax contingencies as income tax expense. As of December 31, 2021 and 2020, there was no accrued interest recorded as an income tax liability.
The Company has federal net operating loss carryforwards of approximately $134.5 million. These net operating losses are set to expire beginning in 2030. The Company is limited on the utilization of $63.3 million of the net operating losses under Internal Revenue Code Section 382 which imposes limitations on a corporation’s ability to utilize tax attributes if the corporation experiences an “ownership change.” The Company experienced an ownership change during 2013. The 382 limitation is expected to result in an expiration of $2.8 million ($0.6 million tax effected) of net operating losses. A valuation allowance has been established against this balance that is expected to expire without utilization.
We provide a valuation allowance against deferred tax assets when it is more likely-than-not that some portion, or all, of deferred tax assets will not be realized. Our deferred tax valuation allowance for the years ended December 31, 2021 and 2020 is as follows (in thousands):

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14.
Income Taxes (continued)

	2021	2020
Balance at beginning of year	$586	$586
Increase (decrease) related to:
Net operating losses	—	—
Balance at end of year	$586	$586

15.
Losses and Loss Adjustment Expenses

We present our loss development on a consolidated basis, however, we evaluate net ultimate loss and LAE under three sub-categories: multiline solutions, short tail/monoline specialty lines and exited lines. We have chosen to disaggregate our short-duration loss disclosures in this manner as to not obscure useful information by otherwise aggregating items with significantly different characteristics. A description of the factors we considered in our disaggregation by sub-category is as follows:
Multi-line Solutions
Multi-line solutions includes those market niches for which we provide multiple products most frequently as an integrated solution. The multi-line solution subcategory is made up predominantly of occurrence liability including general liability, excess liability, and commercial auto. Multi-line solutions have a longer duration for losses to fully develop compared to short-tail/monoline specialty lines. Due to the unique claim characteristics of each product and the longer-tail nature of the multi-line solutions, this introduces more uncertainty as over time the claims can impacted by changes in regulation, inflation and other unforeseen factors.
Short tail/monoline specialty lines
Short tail/monoline specialty lines includes those market niches for which we serve with monoline solutions which generally have shorter durations for losses to fully develop. Losses for these lines are generally reported within a short period of time from the date of loss, and in most instances, claims are settled and paid within a relatively short timeframe. Short tail/monoline specialty can be impacted by larger losses which can be more complex due to factors such as difficulty determining actual damages, legal and regulatory impediments potentially extending the period of time it takes to settle and pay claims.
Exited lines
Exited lines includes all underwriting divisions which we have placed in run-off and are presented separately from lines that we currently underwrite.
A reconciliation of unpaid losses and loss adjustment expenses as reported in the consolidated balance sheet as of and for the years ended December 31, 2021 and 2020 are as follows (in thousands):

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.
Losses and Loss Adjustment Expenses (continued)

	2021	2020
Reserves for losses and LAE, beginning of period	$856,780	$683,970
Less: reinsurance recoverable on unpaid claims, beginning of period	(375,178)	(333,286)
Reserves for losses and LAE, beginning of period, net of reinsurance	481,602	350,684
Incurred, net of reinsurance, related to:
Current period	338,348	301,845
Prior years	28,000	49,553
Total incurred, net of reinsurance	366,348	351,398
Paid, net of reinsurance, related to:
Current period	77,551	98,781
Prior years	172,188	121,699
Total paid	249,739	220,480
Net reserves for losses and LAE, end of period	598,211	481,602
Plus: reinsurance recoverable on unpaid claims, end of period	381,338	375,178
Reserves for losses and LAE, end of period	$979,549	$856,780
During the year ended December 31, 2021, our net incurred losses and LAE for accident years 2020 and prior developed unfavorably by $28.0 million. This unfavorable development was driven by $28.8 million of unfavorable development in exited lines and $4.8 million of unfavorable development in multi-line solutions, partially offset by $5.6 million of favorable development in short tail lines.
Within exited lines, unfavorable development of $28.8 million was primarily related to 2013, 2015, and 2018 accident years and predominantly driven by increases in both frequency and severity of losses in general liability. Within multi-line solutions, unfavorable development of $4.8 million was primarily related to 2016 and 2017 accident years and was driven by increased frequency and severity of claims in commercial auto. Within short tail lines, favorable development of $5.6 million was primarily related to 2019 and 2020 accident years and was driven by favorable loss emergence relative to actuarial expectations in property and accident & health product areas.
During the year ended December 31, 2020, our net incurred losses for accident years 2019 and prior developed unfavorably by $49.6 million. This unfavorable development was driven by $45.9 million of unfavorable development in exited lines and $18.2 million of unfavorable development in multi-line solutions, partially offset by $14.6 million of favorable development in short tail lines.
Within exited lines, unfavorable development of $45.9 million, was primarily related to 2016 through 2018 accident years and driven by unfavorable loss emergence relative to actuarial expectations of general liability. Within multi-line solutions, unfavorable development of $18.2 million, was primarily related to 2016 and 2017 accident years and driven by increased frequency and severity of claims in commercial auto. Within short tail lines, favorable development of $14.6 million, was primarily related to 2019 accident year and was driven by favorable loss emergence relative to actuarial expectations in property.
Short Duration Contract Disclosures
Losses and LAE reserves represent our best estimate of the ultimate net cost of all reported and unreported losses that are unpaid as of the balance sheet dates. Our estimated reserves for losses and LAE include the accumulation of estimates for claims reported and unpaid prior to the balance sheet dates, estimates (based on projections of relevant historical data) of increases in claims costs for claims already

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.
Losses and Loss Adjustment Expenses (continued)

reported, of claims incurred but not reported, and estimates of expenses for investigating and adjusting all incurred and unpaid claims.
In determining the cumulative number of reported claims, the Company measures claim counts by incident. The claim counts include all claims reported, even if the Company does not establish a liability for the claim (i.e. reserve for loss and loss adjustment expenses).
Multi-line Solutions — mid to longer tail lines of business, includes our industry solutions, programs, captives and transactional E&S underwriting divisions
Multi-line Solutions Incurred Losses and LAE, Net of Reinsurance Years Ended December 31,											As of December 31, 2021
Accident Year	|-------------------------------------------Supplemental and unaudited-------------------------------------------|										IBNR	Cumulative Number of Reported Claims
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
2012	$20,529	$24,952	$25,952	$30,046	$30,524	$29,696	$29,696	$29,714	$29,616	$29,242	$317	1,784
2013		66,517	71,800	64,439	73,382	75,196	74,701	74,987	75,419	69,496	1,478	3,323
2014			100,355	100,355	115,749	116,970	116,970	117,783	118,995	120,697	1,873	4,972
2015				103,191	114,266	117,024	117,024	119,216	121,746	122,839	2,814	5,355
2016					63,223	62,843	62,843	62,643	69,701	73,200	2,422	4,686
2017						65,332	65,332	64,260	72,913	78,578	3,254	5,505
2018							74,476	74,476	73,868	73,868	11,704	5,027
2019								107,432	106,432	106,432	8,576	5,982
2020									140,880	140,880	47,439	5,306
2021										173,568	103,596	5,470
Total										$988,800	$183,473	47,410
Cumulative net paid loss and LAE from the table below										(708,372)
Net reserves for loss and LAE before 2012										6,414
Total net reserves for loss and LAE										$286,842
Multi-line Solutions Cumulative Paid Losses and ALAE, Net of Reinsurance Years Ended December 31,
	|---------------------------------------------------------Supplemental and unaudited---------------------------------------------------------|
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
2012	909	10,103	20,146	24,571	26,837	27,666	28,454	28,436	28,541	29,171
2013		19,912	40,425	48,673	59,460	67,857	73,511	75,117	75,340	75,030
2014			32,530	63,699	81,251	96,639	101,984	104,984	105,756	106,214
2015				44,152	72,137	88,833	99,401	108,291	114,098	117,295
2016					23,239	42,528	53,352	58,895	60,864	63,893
2017						23,770	41,945	53,093	64,235	67,243
2018							26,201	42,568	50,320	64,119
2019								33,019	59,529	78,803
2020									33,538	67,216
2021										39,388
Total										$708,372
Short Tail/Monoline Specialty — includes specialty/monoline business — Global Property, A&H, Surety, Professional Lines underwriting divisions

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.
Losses and Loss Adjustment Expenses (continued)

Short Tail/Monoline Specialty Incurred Losses and LAE, Net of Reinsurance Years Ended December 31,						As of December 31, 2021
	|---------------------Supplemental and unaudited---------------------|					IBNR	Cumulative Number of Reported Claims
Accident Year	2017	2018	2019	2020	2021
2017	$28,989	$28,989	$29,359	$29,799	$28,923	$—	891
2018		33,570	33,570	33,570	36,863	2,957	857
2019			62,922	48,101	45,301	(217)	1,006
2020				66,359	64,859	14,390	1,213
2021					100,172	48,988	1,265
Total					$276,118	$66,118	5,232
Cumulative net paid loss and LAE from the table below					(167,018)
Net reserves for loss and LAE before 2017					101
Total net reserves for loss and LAE					$109,201
Short Tail/Monoline Specialty Cumulative Paid Losses and ALAE, Net of Reinsurance Years Ended December 31,
	|---------------------Supplemental and unaudited---------------------|
Accident Year	2017	2018	2019	2020	2021
2017	16,575	16,989	19,556	19,440	20,759
2018		24,754	31,907	31,323	33,522
2019			33,714	40,228	41,484
2020				30,974	56,499
2021					14,754
Total					$167,018

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.
Losses and Loss Adjustment Expenses (continued)

Exited Lines — all lines in runoff
Exited Lines Incurred Losses and LAE, Net of Reinsurance Years Ended December 31,											As of December 31, 2021
Accident Year	|--------------------------------------------Supplemental and unaudited--------------------------------------------|										IBNR	Cumulative Number of Reported Claims
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
2012	$31,816	$25,101	$37,960	$44,957	$45,097	$44,213	$44,213	$46,528	$49,025	$50,159	$5,495	1,629
2013		44,791	37,993	44,909	46,437	48,372	48,372	49,850	49,486	53,236	1,299	2,624
2014			64,186	57,904	62,425	63,729	63,729	68,855	69,920	71,219	11,797	4,124
2015				61,810	65,063	68,008	70,803	75,187	80,678	83,365	2,257	4,535
2016					93,526	92,743	91,119	93,324	103,602	104,612	6,489	4,840
2017						75,919	80,341	82,545	95,119	97,011	29,002	4,281
2018							73,492	68,125	78,902	90,348	2,078	4,815
2019								87,115	90,598	92,118	1,064	5,489
2020									83,900	86,700	18,026	4,618
2021										49,957	35,451	1,992
Total										$778,725	112,958	38,947
Cumulative net paid loss and LAE from the table below										(589,463)
Net reserves for loss and LAE before 2012										5,226
Total net reserves for loss and LAE										$194,488
Exited Lines Cumulative Paid Losses and ALAE, Net of Reinsurance Years Ended December 31,
	|---------------------------------------------------------Supplemental and unaudited---------------------------------------------------------|
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
2012	12,927	23,293	31,636	37,736	40,850	43,303	44,797	45,789	45,938	45,968
2013		4,763	17,904	36,890	42,995	41,158	44,186	47,101	48,069	48,322
2014			9,700	30,863	42,141	50,785	49,906	52,450	53,290	53,615
2015				9,026	41,653	55,610	65,269	73,100	77,981	80,312
2016					36,592	57,638	70,253	78,070	81,516	85,794
2017						34,177	52,103	51,985	56,839	63,516
2018							25,552	60,149	67,262	80,448
2019								28,636	63,243	66,682
2020									24,468	54,950
2021										9,856
Total										$589,463

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.
Losses and Loss Adjustment Expenses (continued)

The table below presents the reconciliation of the net incurred and paid claims development to loss reserves in the consolidated balance sheets as of December 31, 2021 by sub-category is as follows (in thousands):
2021
Net reserves for losses and LAE:
Multi-line Solutions	$286,842
Short Tail/Monoline Specialty	109,201
Exited Lines	194,488
Reserves for losses and LAE, net of reinsurance	590,531
Reinsurance recoverable on unpaid claims:
Multi-line Solutions	232,146
Short Tail/Monoline Specialty	121,717
Exited Lines	27,475
Total reinsurance recoverable on unpaid claims	381,338
Unallocated LAE	7,680
Gross reserves for losses and LAE at end of year	$979,549
The following table presents supplementary information about average historical claims duration as of December 31, 2021, by sub-category is as follows:
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (unaudited required supplementary information)
Years	1	2	3	4	5	6	7	8	9	10 and older
Multi-line Solutions	25.8%	19.7%	14.9%	10.7%	8.1%	5.5%	4.0%	3.4%	3.6%	4.4%
Short Tail/Monoline Specialty	36.1%	51.4%	5.4%	2.4%	1.5%	0.9%	0.5%	0.3%	0.2%	1.3%
Exited Lines	27.4%	28.6%	12.3%	8.5%	6.5%	4.4%	3.2%	2.7%	2.9%	3.5%

16.
Premiums

Direct and assumed premiums written by line of business pursuant to statutory guidelines for the years ended December 31, 2021 and 2020 are as follows:
	2021		2020
Property	$235,686	25.1%	$163,025	18.7%
Commercial Auto Liability	227,853	24.2%	181,295	20.8%
General Liability	116,953	12.4%	110,962	12.7%
Group Accident & Health	112,146	11.9%	94,616	10.8%
Professional Liability	61,466	6.5%	48,298	5.5%
Excess Liability	52,176	5.6%	29,123	3.3%
Surety	51,792	5.6%	13,176	1.5%
Workers’ Compensation	41,890	4.5%	198,793	22.8%
Commercial Auto Physical Damage	39,897	4.2%	34,325	3.9%
Total	$939,859	100.0%	$873,613	100.0%

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16.
Premiums (continued)

For the years ended December 31, 2021 and 2020, our direct and assumed premiums written were produced from the following states:
	2021	2020
California	11.6%	8.1%
Louisiana	10.4	10.3
Texas	10.1	12.0
Florida	6.2	6.3
New York	6.0	6.4
Georgia	3.6	3.5
Pennsylvania	3.5	3.2
Illinois	3.3	3.8
Massachusetts	3.1	2.4
Ohio	2.8	1.7
All other states	39.4	42.3
Total	100.0%	100.0%

17.
Commission and Fee Income

Commission and fee income is primarily generated from SUA for the placement of insurance policies on either a 3rd party insurance or reinsurance company. Our disaggregated revenues from contracts with customers for the years ended December 31, 2021 and 2020 are as follows (in thousands):
	2021	2020
SUA commission revenue	$2,037	$2,090
SUA fee income	1,185	2,067
Other	751	1,507
Total commission and fee income	$3,973	$5,664
Our contract assets from commission and fee income as of December 31, 2021 and 2020 are as follows (in thousands):
	2021	2020
Contract asset	$1,209	$1,097

18.
Underwriting, Acquisition and Insurance Expenses

Underwriting, acquisition and insurance expense consists of the following for the years ended December 31, 2021 and 2020 (in thousands):
	2021	2020
Amortization of policy acquisition costs	$47,061	$36,971
Other operating and general expenses	91,437	82,847
Total underwriting, acquisition and insurance expenses	$138,498	$119,818

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19.
Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The reinsurance agreements provide us with increased capacity to write larger risks and maintain our exposure to loss within our capital resources. We remain obligated for amounts ceded in the event that the reinsurers do not meet their obligations.
The effects of reinsurance on premiums written and earned for the years ended December 31, 2021 and 2020 are as follows (in thousands):
	2021		2020
	Written	Earned	Written	Earned
Direct premiums	$842,318	$816,837	$774,436	$775,666
Assumed premiums	97,541	102,352	99,177	96,765
Ceded premiums	(410,716)	(419,366)	(412,090)	(440,520)
Net premiums	$529,143	$499,823	$461,523	$431,911
Ceded losses and LAE incurred		$248,360		$335,503
Reinsurance recoverables on unpaid losses and loss adjustment expense reserves ceded at December 31, 2021 and 2020 were approximately $381.3 million and $375.2 million, respectively. Reinsurance recoverables on paid losses and loss adjustment expense ceded at December 31, 2021 and 2020 were approximately $90.8 million and $77.4 million, respectively. Reinsurance recoverables related to the LPT at December 31, 2021 and 2020 were approximately $64.2 million and $86.3 million, respectively. Ceded unearned premiums at December 31, 2021 and 2020 were approximately $138.0 million and $146.6 million, respectively.
We have entered into agreements with several of our reinsurers, whereby the reinsurer established funded trust accounts with the Company as the sole beneficiary. These trust accounts provide us additional security to collect claim recoverables under reinsurance contracts. At December 31, 2021, the market value of these accounts was approximately $131.2 million. The agreements provide that, as was customary in the past, the reinsurer will continue claim payment reimbursements without disturbing the trust balances. The trust amount will be adjusted periodically, by mutual agreement, based on loss reserve recoverables.
During the first quarter of 2020, we entered into a LPT retroactive reinsurance agreement. Under the LPT the Company received reinsurance protection of approximately $127.4 million above the ceded losses and LAE reserves and is subject to co-participations at specified amounts.
Subsequent to the first quarter of 2020 and during the year ended December 31, 2020, we recognized adverse development on reserves for certain divisions covered by the LPT of $49.0 million resulting in an increase in the amount ceded under this agreement. The increase in the amount ceded resulted in $32.7 million of recognized gain. During the year ended December 31, 2021 we recognized adverse development on reserves for certain divisions covered by the LPT of $28.0 million resulting in an increase in the amount ceded under this agreement. The increase in the amount ceded resulted in $11.9 million of recognized gain, representing the reversal of previously recognized loss on the LPT, and $2.1 million of deferred gain. The following table presents the impact of the LPT on the Consolidated Statements of Operations for the year ended December 31, 2021 and 2020 (in thousands):

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19.
Reinsurance (continued)

	2021	2020
Expense to enter the LPT	$—	$(43,476)
Strengthening of reserves	(28,000)	(49,013)
Reinsurance recoveries under the LPT	11,937	32,692
Pretax net impact of the LPT and strengthening of reserves subject to the LPT	$(16,063)	$(59,797)
Certain ceded reinsurance contracts that transfer only significant timing risk and do not transfer sufficient underwriting risk are accounted for using the deposit method of accounting. Our deposit asset as of December 31, 2021 and 2020 was approximately $45.0 million and $38.9 million, respectively, which was included in other assets on the balance sheet.
20.
Stock Based Compensation

The Legacy Programs were active during the years ended December 31, 2021 and 2020 and allow key employees to purchase our common stock at a price based on fair value of the Company at the end of the quarter in which the employee commits to the purchase. We then match all purchases with stock grants. The programs require an initial cash payment of at least 30% of the committed fair value of the purchase with any remaining commitment recorded as a note receivable to the Company which is included in Stockholders’ Equity. Grants awarded vest after two conditions are met (i) the employee has worked for us for three years after the grant and (ii) cash payments are made for stock purchases. All grants awarded under the Legacy Programs vest over a three-year service period and are expensed on a pro rata basis over the service period.
Under the Legacy Programs, we sold 253,498 shares and 30,870 shares of our common stock during the years ended December 31, 2021 and 2020, respectively. In accordance with the plan, we granted a match of 253,498 shares and 30,870 shares of our common stock during the years ended December 31, 2021 and 2020, respectively.
Under the Legacy Programs, the Company offers employees the option to finance up to 70% of the purchased shares with a stock note receivable. These stock notes receivables are recorded as a reduction to Stockholders’ Equity. At December 31, 2021 and 2020 stock notes receivable related to these programs totaled $1.6 million and $2.5 million, respectively. The stock notes receivable bear interest at a rate ranging from 0.95% to 2.80%, based on the Internal Revenue Service applicable federal rates.
During the year ended December 31, 2021, several employees who previously received common stock awards under the Legacy Programs notified the Company that they would not be repaying the remaining balance on their stock notes receivable. Under the terms of the Legacy Programs, the employees would return their common shares financed by the remaining stock note balance and forfeit the same number of award shares. During the year ended December 31, 2021, 85,260 common shares financed and awarded were returned and forfeited. The return of the 42,630 financed shares resulted in the cancellation of $0.8 million in stock notes for the year ended December 31, 2021. Forfeitures of the 42,630 award shares resulted in the reversal of previously recognized stock compensation expense of $0.8 million for the year ended December 31, 2021.
During the year ended December 31, 2021, the Compensation Committee approved 869,613 shares of common stock valued at approximately $2.6 million worth of shares for grant or award, based on the grant date fair value, under the 2021 Plan discussed within Note 2. Awards with a market or performance condition will be issued in shares at the end of the requisite service period in an amount that varies based on satisfaction of market or performance condition targets during the requisite service period. A summary of the equity awards, target payout ranges based on meeting award conditions and authorized target common shares is as follows:

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20.
Stock Based Compensation (continued)

Award type	Award Target Payout Range	Requisite Service Period	Authorized Target Common Shares
Market condition awards	0% – 150%	3 years	185,897
Performance condition awards	0% – 150%	3 years	118,014
Restricted stock units	N/A	3 years	565,702
			869,613
During the year ended December 31, 2021, members of the Board of Directors were awarded 207,555 common shares under the Legacy Programs with a service period of between 0 to 3 years. A summary of the status of our non-vested common stock awards from the Legacy Programs and the 2021 Plan as of and for the year ended December 31, 2021 and 2020, is presented below:
	Weighted-average Grant-date Fair Value	Number of Common Shares
Non-vested at January 1, 2020	$5.03	530,253
Granted	3.24	30,870
Vested	4.45	(15,469)
Forfeited	5.07	(206,969)
Non-vested at December 31, 2020	4.87	338,685
Granted	2.99	1,330,666
Vested	3.55	(26,056)
Forfeited	4.00	(140,693)
Non-vested at December 31, 2021	$3.31	1,502,602
As of December 31, 2021 the total unrecognized compensation cost related to non-vested, share-based compensation awards was $2.5 million and the weighted average period over which that cost is expected to be recognized is 1.9 years.
Stock-based compensation expense (income) for the years ended December 31, 2021 and 2020 is summarized as follows (in thousands):
	2021	2020
Stock-based compensation expense (income)
Stock-based compensation expense	$1,365	$72
Forfeitures	(843)	(97)
Total	$522	$(25)

21.
Earnings (Loss) Per Share

The following table presents a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share computations contained in the year-ended consolidated financial statements in thousands, except for share and per share amounts.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21.
Earnings (Loss) Per Share (continued)

	2021	2020
Numerator
Net income (loss)	$38,317	$(74,642)
Less: undistributed (income) loss allocated to participating Securities	(18,507)	—
Net income (loss) attributable to common shareholders (numerator for basic earnings per share)	19,810	(74,642)
Add back: undistributed income (loss) allocated to participating securities	18,507	—
Net income (loss) (numerator for diluted earnings per share under the two class method)	$38,317	$(74,642)
Denominator
Basic weighted-average common shares	65,235,002	64,855,972
Preferred shares (if converted method)	60,943,498	—
Contingently issuable instruments (treasury stock method)	2,892,586	—
Market condition awards (contingently issuable)	270,396	—
Restricted stock units (treasury stock method)	532,114	—
Diluted weighted-average common share equivalents	129,873,596	64,855,972
Basic earnings (loss) per share	$0.30	$(1.15)
Diluted earnings (loss) per share	$0.30	$(1.15)
Our Preferred Shares participate in dividends and distributions with common stock on an as-converted basis and represent a participating security. The Preferred Shares did not have a contractual obligation to absorb losses during the year ended December 31, 2020 and were not allocated losses for that period.
Anti-dilutive instruments are excluded from the calculation of diluted weighted-average common share equivalents as they would have an anti-dilutive impact. The following table presents instruments that were excluded from the calculation of diluted weighted-average common share equivalents for the period ended December 31, 2021 and 2020, in shares.
	2021	2020
Unvested common shares	—	13
Preferred Shares, if converted	—	41,554,360
Total	—	41,554,373
Our Common and Preferred Shares financed by stock notes are contingently issuable instruments where the holder must return, all or part of, if the stock notes are not paid off. The following table presents common share equivalents of contingently issuable instruments that were excluded from basic and diluted earnings (loss) per share for the period ended December 31, 2021 and 2020, in shares.
	2021	2020
Common shares	—	1,013,030
Preferred Shares, if converted	—	5,539,860
Total	—	6,552,890

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
22.
Employee Benefit Plans

We sponsor the SSIG 401(k) Plan (the “Plan”). The Plan, available to substantially all of our employees, is subject to provisions of the Employee Retirement Income Security Act of 1974. We match employee contributions on a discretionary basis. We expensed $2.3 million and $1.3 million of matching contributions during the year ended December 31, 2021 and 2020, respectively.
23.
Related Party Transactions

Westaim
In 2014 and continuing through 2015, Westaim HIIG LP acquired a majority of our common stock. As of December 31, 2021 and 2020, Westaim HIIG LP owns 71.0% and 71.6% of our common stock, respectively. The changes in Westaim HIIG LP’s ownership percentage were due to transactions related to our stock-based compensation programs.
In 2015, we purchased 3,076,924 shares of Westaim common stock for $8.4 million. Our investment in Westaim is included in equity securities in the consolidated balance sheet as of December 31, 2021 and 2020. The unrealized loss on this investment is $2.0 million as of December 31, 2021 and 2020.
On April 24, 2020, Westaim HIIG LP affiliates participated in our preferred share rights offering and purchased $68.6 million of Preferred Shares in exchange for $68.1 million of cash and $0.5 million of stock notes. Within this group, Westaim purchased $44.0 million of Preferred Shares in exchange for $44.0 million of cash. As of December 31, 2021 and 2020, Westaim owns 44.7% and 44.5% of our preferred stock, respectively.
Westaim performs consulting and certain other services for us pursuant to an agreement (the “Management Services Agreement”). Pursuant to the Management Services Agreement, we are required to pay Westaim $0.5 million a year plus expenses. The agreement will be effective until the termination date. The termination date is the earliest of (a) the date on which Westaim HIIG LP owns less than 8% of the number of shares outstanding, (b) the date on which the Company’s initial public offering is consummated, or (c) the date upon which a change in control occurs. Pursuant to the current Management Services Agreement, we incurred expenses approximately $0.5 million and $1.5 million for the year ended December 31, 2021 and 2020, respectively, related to services provided by Westaim.
RISCOM
During 2016, we entered into an agency agreement with RISCOM, in which we hold a 20% ownership interest, for wholesale brokerage services in addition to the already existing managing general agency agreement between the parties. Net earned premium and gross commission expense related to these agreements for the years ended December 31, 2021 and 2020 is summarized as follows (in thousands):
	2021	2020
Net earned premium	$76,701	$66,971
Gross commission expense	21,256	19,788
Premiums receivable as of December 31, 2021 and 2020 is as follows (in thousands):
	2021	2020
Premiums receivable	$11,334	$12,516
Reinsurance
We have reinsurance agreements with Everest Re, an affiliate of Mt. Whitney Securities, LLC, a limited partner of Westaim HIIG LP. We recorded $101.2 million and $101.0 million of reinsurance premiums ceded

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
23.
Related Party Transactions (continued)

during the years ended December 31, 2021 and 2020, respectively, related to the agreement. Reinsurance recoverable from Everest Re, net of premium payables, was $168.8 million and $162.4 million, respectively, as of December 31, 2021 and 2020.
Arena
During the second quarter of 2021, we began investing in an asset-backed securities investment account managed by Arena. The asset-backed securities are within fixed maturity securities, available for sale on the consolidated balance sheet. As of December 31, 2021 we have an unfunded commitment of $2.6 million.
Other
During the years ended December 31, 2021 and 2020, we paid approximately $3.7 million and $1.7 million, respectively, of advisory and professional services fees and expense reimbursements to various affiliated shareholders and directors.
During the years ended December 31, 2021 and 2020, we paid approximately $0.0 million and $0.3 million, respectively, of travel costs to companies owned by an affiliated shareholder, member of management and director of the Company.
On April 24, 2020, an affiliated shareholder, member of management and director of the Company, along with his immediate family, purchased approximately $10.6 million of Preferred Shares in exchange for $4.5 million in cash and $6.1 million in stock notes. Another affiliated shareholder and director of the Company purchased approximately $13.1 million of Preferred Shares in exchange for $13.1 million in cash.
On April 24, 2020, a director of the Company, through his held companies, purchased approximately $15.5 million of Preferred Shares in exchange for $15.5 million in cash.
On April 24, 2020, a director of the Company purchased approximately $0.3 million of Preferred Shares in exchange for $0.3 million in cash.
See Note 7, 8 and 9 for investments involving affiliated companies and additional related party transactions.
See Note 14 for related party transactions related to our preferred share rights offering.
24.
Commitments and Contingencies

Litigation
We are named as a defendant in various legal actions arising from claims made under insurance policies and contracts. Those actions are considered by us in estimating the losses and loss adjustment expense reserves. Also, from time to time, we are a defendant in various legal actions that relate to bad faith claims, disputes with third parties or that involve alleged errors and omissions. We record accruals for these items to the extent the losses are probable and reasonably estimable. Although the ultimate outcome of these matters cannot be determined at this time, based on present information, the availability of insurance coverage and advice received from outside legal counsel, our management believes the resolution of any such matters will not, individually or in the aggregate, have a material adverse effect on our Consolidated Balance Sheets, Consolidated Statements of Operations or Consolidated Statements of Cash Flows. During the years ended December 31, 2021 and 2020, we recorded no provision for various contingencies.
During the year ended December 31, 2020, we recorded $4.5 million of income related to the settlement of previous contingencies paid and recorded by the Company. This recovery was included in other operating expenses for the year ended December 31, 2020 and collected in the first quarter of 2021.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
24.
Commitments and Contingencies (continued)

COVID-19
During the first quarter of 2020, the onset of COVID-19 resulted in various emergency restrictions instituted by various state and local governments in the United States. These restrictions have caused considerable economic disruption and may have a significant impact on our policyholders.
We assessed our insurance policies and we believe we do not have material claim exposure to the impacts of COVID-19. Many of our property policies provide business interruption coverage and require physical damage to trigger a loss. Many of these policies also have a virus exclusion.
In anticipation of the impacts of COVID-19 on our business, we believed we would incur additional legal and claims defense costs and increased credit risk from our policyholders and reinsurers. As of December 31, 2021 and 2020 we believe we have appropriately accrued for these additional legal and claims defense costs of approximately $0.0 million and $2.0 million within losses and LAE reserves, respectively. As of December 31, 2021 and 2020 we believe our allowance for uncollectible receivables on our premiums receivable and reinsurance recoverables appropriately reflects the increased credit risk.
Indemnification
In conjunction with the sale of business assets and subsidiaries, we have provided indemnifications to certain of the buyers. Certain indemnifications cover typical representations and warranties related to the responsibilities to perform under the sales contracts. The amount of potential exposure covered by the indemnifications is difficult to determine because the indemnifications cover a variety of matters, operations and scenarios. Certain of these indemnifications have no time limit. At this time, we do not have reason to believe any such significant claims exist.
Contingent Consideration Related to Acquisitions
We potentially owe earn-out liabilities to former owners of assets and business acquired. Included in accounts payable and accrued liabilities are $0.0 million and $0.5 million of earn-out liabilities as of December 31, 2021 and 2020, respectively. We made a $0.6 million earn-out payment during the year ended December 31, 2021.
Guarantee as part of the Sale of Boston Indemnity Company
In conjunction with the sale of Boston Indemnity Company on October 4, 2021, the Company guaranteed the obligations of GMIC under the sale agreement and the reinsurance agreement of the business ceded to GMIC by BIC.
25.
Regulatory Matters

A significant amount of the consolidated assets represent assets of our insurance company subsidiaries, HSIC, IIC, GMIC and OSIC. IIC, OSIC and GMIC are all direct and indirect wholly-owned subsidiaries of HSIC. HSIC is restricted by Texas law as to the amount of dividends it may pay without the approval of regulatory authorities. The maximum amount of dividends which can be paid by HSIC without prior approval is subject to restrictions relating to policyholder surplus, net income, and dividends declared or distributed during the preceding 12 months. As of December 31, 2021, HSIC cannot pay ordinary dividends. HSIC did not declare or pay any dividends during the years ended December 31, 2021 and 2020.
Property and casualty insurance companies are subject to certain Risk Based Capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners (“NAIC”). Under those requirements, the amount of capital and surplus maintained by a property and casualty insurance company is

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
25.
Regulatory Matters (continued)

to be determined based on the various risk factors related to it. At December 31, 2021 and 2020, our insurance company subsidiaries met the RBC requirements.
The capital and surplus and RBC level of HSIC on a consolidated statutory basis (including IIC, GMIC OSIC, and BIC) as of and for the years ended December 31, 2021 and 2020 were as follows (in thousands):
	2021	2020
Statutory capital and surplus	$369,583	$342,256
RBC authorized control level	84,968	67,838

26.
Statutory Accounting Principles

The statutory capital and surplus for our principal operating subsidiaries at December 31, 2021 and 2020 were as follows (in thousands):
	2021	2020
HSIC	$369,583	$342,256
IIC	215,508	149,623
GMIC	209,347	144,280
BIC	—	26,058
OSIC	21,095	21,063
These amounts include ownership interests in affiliated insurance subsidiaries. The statutory net income (loss) for our principal operating subsidiaries for the years ended December 31, 2021 and 2020 was as follows (in thousands):
	2021	2020
HSIC	$5,880	$(4,044)
IIC	7,315	(21,038)
GMIC	(947)	(17,526)
BIC	(67)	(38)
OSIC	31	143
See note 4 for the sale of BIC. Statutory net loss amount reflects nine months ended September 30, 2021.
27.
Subsequent Events

We have evaluated subsequent events through April 19, 2022, the date financial statements were available to be issued.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — SUMMARY OF INVESTMENTS — OTHER THAN IN RELATED PARTIES
DECEMBER 31, 2021
(In Thousands)
	Cost	Fair Value	Amount on Balance Sheet
December 31, 2021
Fixed maturity securities, available for sale:
U.S. government securities	$48,816	$49,263	$49,263
Corporate securities and miscellaneous	151,053	154,163	154,163
Municipal securities	53,179	56,942	56,942
Residential mortgage-backed securities	103,758	103,735	103,735
Commercial mortgage-backed securities	14,634	14,484	14,484
Asset-backed securities	81,038	79,764	79,764
Total fixed maturity securities, available for sale	452,478	458,351	458,351
Fixed maturity securities, held to maturity:
Asset-backed securities	47,117	47,117	47,117
Total fixed maturity securities, held to maturity	47,117	47,117	47,117
Equity securities:
Common stocks	47,379	58,425	58,425
Preferred stocks	17,821	18,166	18,166
Mutual funds	33,786	41,380	41,380
Total equity securities	98,986	117,971	117,971
Mortgage loans	29,447	29,264	29,531
Short-term investments	164,278	164,278	164,278
Total investments	$792,306	$816,981	$817,248

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS (PARENT COMPANY)
DECEMBER 31, 2021 AND 2020
(In Thousands)
	2021	2020
Assets
Investments:
Investment in subsidiaries	$517,326	$478,426
Short-term investments, at fair value	25	25
Total investments	517,351	478,451
Cash and cash equivalents	5,849	12,604
Restricted cash	156	151
Deferred income taxes	15,182	13,314
Goodwill and intangible assets, net	12,641	12,641
Other assets	4,218	5,559
Total assets	$555,397	$522,720
Liabilities, Temporary Equity and Stockholders’ Equity
Liabilities:
Accounts payable and accrued liabilities	$788	$747
Notes payable	50,000	50,000
Subordinated debt, net of debt issuance costs	78,529	78,448
Total liabilities	129,317	129,195
Temporary Equity:
Temporary equity	—	90,303
Stockholders’ Equity:
Stockholders’ equity	426,080	303,222
Total liabilities, temporary equity and stockholders’ equity	$555,397	$522,720

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
SCHEDULE II — CONDENSED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS) (PARENT COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In Thousands)
	2021	2020
Revenues:
Commission and fee income	$—	$625
Net investment income	2,383	1,469
Realized investment losses	—	(315)
Total revenues	2,383	1,779
Expenses
Operating expenses	—	3,149
Interest expense	4,621	5,531
Amortization expense	81	81
Total expenses	4,702	8,761
Loss before income tax expense	(2,319)	(6,982)
Income tax (benefit) expense	(487)	3,017
Net loss before equity in earnings of subsidiaries	(1,832)	(9,999)
Equity in undistributed earnings of subsidiaries	40,149	(64,643)
Net income (loss)	$38,317	$(74,642)

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
SCHEDULE II — CONDENSED STATEMENTS OF CASH FLOWS (PARENT COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In Thousands)
	2021	2020
Cash flows from operating activities:
Net income (loss)	$38,317	$(74,642)
Adjustments to reconcile net income to net cash provided by (used in) operating activities	(40,447)	73,531
Net cash provided by operating activities	(2,130)	(1,111)
Cash flows from investing activities:
Capital contribution to subsidiaries	(10,000)	(50,600)
Distributions from investment in subsidiaries	4,000	4,000
Other, net	—	1
Net cash (used in) provided by investing activities	(6,000)	(46,599)
Cash flows from financing activities:
Employee share purchases	1,380	255
Issuance of preferred shares	—	90,413
Repayments of notes payable	—	(33,827)
Repurchase of common stock	—	(540)
Net cash provided by financing activities	1,380	56,301
Net (decrease) increase in cash and cash equivalents and restricted cash	(6,750)	8,591
Cash and cash equivalents and restricted cash at beginning of year	12,755	4,164
Cash and cash equivalents and restricted cash at end of year	$6,005	$12,755
Supplemental disclosure of cash flow information:
Cash paid for interest	$4,669	$5,530

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
SCHEDULE IV — REINSURANCE
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In Thousands)
	2021		2020
	Accident & Health	Property & Casualty	Accident & Health	Property & Casualty
Gross amount	$111,759	$730,559	$94,616	$679,820
Ceded to other companies	(68,350)	(342,366)	(57,364)	(354,726)
Assumed from other companies	387	97,154	—	99,177
Net amount	$43,796	$485,347	$37,252	$424,271
Percentage of amount assumed to net	0.9%	20.0%	0.0%	23.4%

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS
DECEMBER 31, 2021 AND 2020
(In Thousands)
	Valuation Allowance For Deferred Tax Assets	Allowance for Uncollectable Reinsurance Recoverable	Allowance for Uncollectable Premiums Receivable
Balance at January 1, 2020	$586	$—	$1,076
Charged to costs and expenses	—	—	781
Amounts written off	—	—	(711)
Balance at December 31, 2020	586	—	1,146
Charged to costs and expenses	—	—	18
Amounts written off	—	—	(903)
Balance at December 31, 2021	$586	$—	$261

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING PROPERTY — CASUALTY
INSURANCE OPERATIONS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In Thousands)
	2021	2020
Deferred policy acquisition costs	$59,456	$53,519
Reserve for losses and loss adjustment expenses	979,549	856,780
Unearned premiums	363,288	342,619
Net earned premium(1)	499,823	431,911
Net investment income	24,646	14,130
Losses and loss adjustment expenses (current year)(1)	338,348	301,845
Losses and loss adjustment expenses (prior years)(1)(2)	28,000	49,553
Amortization of policy acquisition costs(1)	47,061	36,971
Paid claims and claim adjustment expenses(1)	249,739	220,480
Net premiums written(1)	529,143	461,523
Ceded unearned premium	137,973	146,624
Deferred ceding commission	30,500	35,757

(1)
Amount is presented net of reinsurance

(2)
Amount does not include gain or loss on retroactive reinsurance which is included in losses and loss adjustment expenses presented on the Consolidated Statements of Operations

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
MARCH 31, 2022 AND DECEMBER 31, 2021
(In thousands, except for share and per share amounts)
	March 31, 2022	December 31, 2021
	(Unaudited)
Assets
Investments:
Fixed maturity securities, available for sale, at fair value (amortized cost of $453,643 and $452,478, respectively)	$438,752	$458,351
Fixed maturity securities, held to maturity, at amortized cost	49,203	47,117
Equity securities, at fair value (cost of $113,431 and $98,986, respectively)	127,081	117,971
Mortgage loans	37,947	29,531
Other long-term investments	141,285	132,111
Short-term investments, at fair value	202,909	164,278
Total investments	997,177	949,359
Cash and cash equivalents	26,173	42,107
Restricted cash	71,573	65,167
Premiums receivable, net of allowance	135,684	112,158
Reinsurance recoverables	543,828	536,327
Ceded unearned premium	177,708	137,973
Deferred policy acquisition costs	64,168	59,456
Deferred income taxes	33,755	33,663
Goodwill and intangible assets, net	90,970	91,336
Other assets	94,523	90,666
Total assets	$2,235,559	$2,118,212
Liabilities and Stockholders’ Equity
Liabilities:
Losses and loss adjustment expenses (“LAE”)	$999,782	$979,549
Unearned premiums	396,697	363,288
Deferred ceding commission	35,295	30,500
Reinsurance and premium payables	181,025	119,919
Funds held for others	26,514	29,587
Accounts payable and accrued liabilities	39,078	40,760
Notes payable	50,000	50,000
Subordinated debt, net of debt issuance costs	78,549	78,529
Total liabilities	1,806,940	1,692,132
Stockholders’ Equity:
Series A preferred stock, $0.01 par value, 2,000,000 shares authorized, 1,970,124 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	20	20
Common stock, $0.01 par value, 168,000,000 shares authorized and 67,052,434 shares issued as of March 31, 2022 and December 31, 2021	671	671
Treasury stock, at par value, 917,800 shares as of March 31, 2022 and December 31, 2021	(9)	(9)
Additional paid-in capital	575,165	574,663
Stock notes receivable	(6,962)	(9,092)
Accumulated other comprehensive (loss) income	(11,764)	4,640
Accumulated deficit	(128,502)	(144,813)
Total stockholders’ equity	428,619	426,080
Total liabilities and stockholders’ equity	$2,235,559	$2,118,212
The accompanying notes are an integral part of these consolidated financial statements.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands, except for share and per share amounts)
	2022	2021
Revenues:
Net earned premium	$141,726	$117,195
Commission and fee income	230	687
Net investment income	15,149	5,610
Net unrealized (losses) gains on equity securities	(5,369)	5,613
Realized investment gains	931	763
Net realized gain on sale of business	—	3,453
Total revenues	152,667	133,321
Expenses:
Losses and loss adjustment expenses	89,989	81,020
Underwriting, acquisition and insurance expenses	40,534	31,030
Impairment charges	—	882
Interest expense	1,177	1,155
Amortization expense	387	348
Total expenses	132,087	114,435
Income before income tax expense	20,580	18,886
Income tax expense	4,269	3,966
Net income	16,311	14,920
Net income attributable to participating securities	7,829	7,224
Net income attributable to common shareholders	$8,482	$7,696
Net income	$16,311	$14,920
Other comprehensive loss:
Unrealized gains and losses on investments:
Net change in unrealized losses on investments, net of tax	(16,705)	(4,458)
Reclassification adjustment for gains on securities no longer held, net of tax	301	50
Total other comprehensive loss	(16,404)	(4,408)
Comprehensive (loss) income	$(93)	$10,512
Per share data:
Basic earnings per share	$0.13	$0.12
Diluted earnings per share	$0.13	$0.12
Weighted-average common shares outstanding:
Basic	65,400,219	64,830,064
Diluted	129,649,462	129,050,819
The accompanying notes are an integral part of these consolidated financial statements.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands)
	Preferred Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Stock Notes receivable	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total
Balance at December 31, 2021	$20	$671	$(9)	$574,663	$(9,092)	$4,640	$(144,813)	$426,080
Employee equity transactions	—	—	—	502	188	—	—	690
Reclassification of stock notes receivable to other assets	—	—	—	—	1,942	—	—	1,942
Net income	—	—	—	—	—	—	16,311	16,311
Other comprehensive loss, net of tax	—	—	—	—	—	(16,404)	—	(16,404)
Balance at March 31, 2022	$20	$671	$(9)	$575,165	$(6,962)	$(11,764)	$(128,502)	$428,619
Balance at December 31, 2020	$—	$671	$(14)	$475,989	$(2,510)	$12,216	$(183,130)	$303,222
Employee equity transactions	—	—	6	381	344	—	—	731
Net income	—	—	—	—	—	—	14,920	14,920
Other comprehensive loss, net of tax	—	—	—	—	—	(4,408)	—	(4,408)
Balance at March 31, 2021	$—	$671	$(8)	$476,370	$(2,166)	$7,808	$(168,210)	$314,465
The accompanying notes are an integral part of these consolidated financial statements.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands)
	2022	2021
Cash flows from operating activities:
Net income	$16,311	$14,920
Adjustments to reconcile net income to net cash provided by (used in) operating activities	29,571	23,491
Net cash provided by operating activities	45,882	38,411
Cash flows from investing activities:
Purchase of fixed maturity securities, available for sale	(23,370)	(55,565)
Purchase of other long-term investments	(2,376)	(15,267)
Purchase of equity securities	(25,221)	(32,162)
Purchase of business	—	(10,000)
(Investment in) proceeds from direct and indirect loans	(8,019)	4,924
Purchase of property and equipment	(431)	(300)
Sales and maturities of investment securities	33,935	36,805
Distributions from equity method investments	1,326	1,187
Change in short-term investments	(38,631)	6,349
Receivable for securities sold	5,671	8,830
Cash provided by (used in) deposit accounting	1,518	(2,318)
Other, net	2	—
Net cash used in investing activities	(55,596)	(57,517)
Cash flows from financing activities:
Employee share purchases	186	1,011
Net cash provided by financing activities	186	1,011
Net (decrease) increase in cash and cash equivalents and restricted cash	(9,528)	(18,095)
Cash and cash equivalents and restricted cash at beginning of period	107,274	113,623
Cash and cash equivalents and restricted cash at end of period	$97,746	$95,528
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,124	$1,237
The accompanying notes are an integral part of these consolidated financial statements.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.
Summary of Significant Accounting Policies

Basis of Presentation
The condensed consolidated financial statements of Skyward Specialty Insurance Group, Inc. (the “Company”, collectively we, us or our), have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in these financial statements. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021. In our opinion, we have made all adjustments necessary for a fair statement of the condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021. All significant intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.
2.
Investments

The amortized cost and the fair value of our investments as of March 31, 2022 and December 31, 2021 are summarized as follows (in thousands):
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2022
Fixed maturity securities, available for sale:
U.S. government securities	$45,610	$331	$(900)	$45,041
Corporate securities and miscellaneous	155,486	698	(6,334)	149,850
Municipal securities	55,117	847	(1,657)	54,307
Residential mortgage-backed securities	99,934	277	(5,785)	94,426
Commercial mortgage-backed securities	16,736	17	(987)	15,766
Asset-backed securities	80,760	242	(1,640)	79,362
Total fixed maturity securities, available for sale	$453,643	$2,412	$(17,303)	$438,752
Fixed maturity securities, held to maturity:
Asset-backed securities	$49,203	$—	$(2,369)	$46,834
Total fixed maturity securities, held to maturity	$49,203	$—	$(2,369)	$46,834
Equity securities:
Common stocks	$49,303	$11,913	$(3,016)	$58,200
Preferred stocks	20,215	28	(1,824)	18,419
Mutual funds	43,913	6,720	(171)	50,462
Total equity securities	$113,431	$18,661	$(5,011)	$127,081

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
2.
Investments (continued)

	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2021
Fixed maturity securities, available for sale:
U.S. government securities	$48,816	$716	$(269)	$49,263
Corporate securities and miscellaneous	151,053	3,698	(588)	154,163
Municipal securities	53,179	3,799	(36)	56,942
Residential mortgage-backed securities	103,758	1,232	(1,255)	103,735
Commercial mortgage-backed securities	14,634	38	(188)	14,484
Asset-backed securities	81,038	226	(1,500)	79,764
Total fixed maturity securities, available for sale	$452,478	$9,709	$(3,836)	$458,351
Fixed maturity securities, held to maturity:
Asset-backed securities	$47,117	$—	$—	$47,117
Total fixed maturity securities, held to maturity	$47,117	$—	$—	$47,117
Equity securities:
Common stocks	$47,379	$13,887	$(2,841)	$58,425
Preferred stocks	17,821	349	(4)	18,166
Mutual funds	33,786	7,611	(17)	41,380
Total equity securities	$98,986	$21,847	$(2,862)	$117,971
The amortized cost and estimated fair value of fixed maturity securities, available for sale, at March 31, 2022 by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Also, changing interest rates, tax considerations or other factors may result in portfolio sales prior to maturity.
	Amortized Cost	Fair Value
March 31, 2022
Due in less than one year	$11,790	$11,853
Due after one year through five years	144,872	142,095
Due after five years through ten years	68,629	65,198
Due after ten years	30,922	30,052
Mortgage-backed securities	116,670	110,192
Asset-backed securities	80,760	79,362
Total	$453,643	$438,752
The cost and estimated fair value of fixed maturity securities, held to maturity, at March 31, 2022 by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
2.
Investments (continued)

	Cost	Fair Value
March 31, 2022
Asset-backed securities	$49,203	$46,834
Total	$49,203	$46,834
The following tables summarize gross unrealized losses and the corresponding fair values of investments, aggregated by length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2022 and December 31, 2021 (in thousands).
	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
March 31, 2022
U.S. government securities	$15,972	$(706)	$3,636	$(194)	$19,608	$(900)
Corporate securities and
miscellaneous	114,556	(6,219)	1,385	(115)	115,941	(6,334)
Municipal securities	25,341	(1,657)	—	—	25,341	(1,657)
Residential mortgage-backed securities	57,735	(3,494)	23,135	(2,291)	80,870	(5,785)
Commercial mortgage-backed securities	14,557	(968)	587	(19)	15,144	(987)
Asset-backed securities	38,008	(1,454)	2,571	(186)	40,579	(1,640)
Total fixed maturity securities, available for sale	266,169	(14,498)	31,314	(2,805)	297,483	(17,303)
Asset-backed securities	46,834	(2,369)	—	—	46,834	(2,369)
Total fixed maturity securities, held to maturity	46,834	(2,369)	—	—	46,834	(2,369)
Common stocks	7,908	(1,537)	6,948	(1,479)	14,856	(3,016)
Preferred stocks	17,426	(1,824)	—	—	17,426	(1,824)
Mutual funds	5,484	(171)	—	—	5,484	(171)
Equity securities	30,818	(3,532)	6,948	(1,479)	37,766	(5,011)
Total	$343,821	$(20,399)	$38,262	$(4,284)	$382,083	$(24,683)

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
2.
Investments (continued)

	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2021
U.S. government securities	$19,819	$(267)	$108	$(2)	$19,927	$(269)
Corporate securities and miscellaneous	47,308	(588)	—	—	47,308	(588)
Municipal securities	4,549	(36)	—	—	4,549	(36)
Residential mortgage-backed securities	72,672	(1,252)	145	(3)	72,817	(1,255)
Commercial mortgage-backed securities	12,653	(175)	241	(12)	12,894	(187)
Asset-backed securities	34,266	(1,463)	1,256	(38)	35,522	(1,501)
Total fixed maturity securities, available for sale	191,267	(3,781)	1,750	(55)	193,017	(3,836)
Common stocks	2,493	(1,066)	7,885	(1,775)	10,378	(2,841)
Preferred stocks	1,353	(4)	—		1,353	(4)
Mutual funds	5,441	(17)	—	—	5,441	(17)
Equity securities	9,287	(1,087)	7,885	(1,775)	17,172	(2,862)
Total	$200,554	$(4,868)	$9,635	$(1,830)	$210,189	$(6,698)
As of March 31, 2022 we have 39 lots of fixed maturity securities in an unrealized loss position aged over 12 months. We do not have the intent to sell and it is not more likely-than-not that we will be required to sell these fixed maturity securities, available for sale, before the securities recover to their amortized cost value. In addition, we believe that none of the declines in the fair values of these fixed maturity securities, available for sale relate to credit losses. We believe that none of the declines in the fair value of these fixed maturity securities, available for sale, and equity securities were other-than-temporary at March 31, 2022.  We recognized no other-than-temporary impairment adjustments on fixed maturity securities, available for sale, or equity securities for the three months ended March 31, 2022 and 2021.
The components of net realized gains (losses) for the three months ended March 31, 2022 and 2021 are as follows (in thousands):
	March 31, 2022	March 31, 2021
Gross realized gains
Fixed maturity securities, available for sale	$16	$129
Equity securities	1,830	924
Other	31	—
Total	1,877	1,053
Gross realized losses
Fixed maturity securities, available for sale	(276)	(196)
Equity securities	(654)	(94)
Other	(16)	—
Total	(946)	(290)
Net realized gains	$931	$763

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
2.
Investments (continued)

Proceeds from sales of fixed maturity securities, available for sale; and equity securities for the three months ended March 31, 2022 were approximately $7.6 million and $12.0 million, respectively. Proceeds from sales of fixed maturity securities, available for sale; and equity securities for the three months ended March 31, 2021 were approximately $6.1 million and $9.9 million, respectively.
Our net investment income for the three months ended March 31, 2022 and 2021 is summarized as follows (in thousands):
	March 31, 2022	March 31, 2021
Income:
Fixed maturity securities, available for sale	$3,224	$2,099
Fixed maturity securities, held to maturity	1,937	1,055
Equity securities	738	567
Equity method investments	9,210	3,733
Mortgage loans	818	146
Indirect loans	1,657	(405)
Short term investments and cash	27	55
Other	7	5
Total investment income	17,618	7,255
Investment expenses	(2,469)	(1,645)
Net investment income	$15,149	$5,610
The change in net unrealized losses on investments, net of deferred income taxes, in other comprehensive loss for the three months ended March 31, 2022 and 2021 is as follows (in thousands):
	March 31, 2022	March 31, 2021
Fixed maturity securities	$(20,764)	$(5,816)
Investment in direct and indirect loans	—	187
Deferred income taxes	4,360	1,221
Total	$(16,404)	$(4,408)

3.
Fair Value Measurements

Our financial instruments include assets and liabilities carried at fair value, as well as assets and liabilities carried at cost or amortized cost but disclosed at fair value in our financial statements. In determining fair value, we generally apply the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities.
We use data provided by a third-party investment manager to value our investments and we perform periodic analyses on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. Our analyses include a review of month-to-month price fluctuations and, as needed, a comparison of pricing services’ valuations to other pricing services’ valuations for the identical security.
We classify our financial instruments into the following three-level hierarchy:
Level 1 —
Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
3.
Fair Value Measurements (continued)

Level 2 —
Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3 —
Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

We used the following methods and assumptions in estimating the fair value disclosures for financial instruments in the accompanying consolidated financial statements and in these notes:
U.S. government securities, mutual funds and common stock
We use unadjusted quoted prices for identical instruments traded in an active exchange market to measure fair value which represent Level 1 inputs.
Preferred stocks, municipal securities, corporate securities and miscellaneous
We use a pricing model that utilizes market-based inputs such as trades in an illiquid market for a particular security or trades in active markets for securities with similar characteristics. The model considers other inputs such as benchmark yields, issuer spreads, security terms and conditions, and other market data. These represent Level 2 fair value inputs.
Commercialmortgage-backed securities, residential mortgage-backed securities and asset-backed securities
We use a pricing model that utilizes market-based inputs that may include dealer quotes, market spreads, and yield curves. We may evaluate individual tranches in a security by determining cash flows using the security’s terms and conditions, collateral performance, credit information benchmark yields and estimated prepayments. These represent Level 2 fair value inputs.
The following table presents the carrying value and estimated fair value of our financial instruments as of March 31, 2022 and December 31, 2021:
	March 31, 2022		December 31, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Fixed maturity securities, available for sale	$438,752	$438,752	$458,351	$458,351
Fixed maturity securities, held to maturity	49,203	46,834	47,117	47,117
Equity securities	127,081	127,081	117,971	117,971
Mortgage loans	37,947	37,718	29,531	29,264
Short-term investments	202,909	202,909	164,278	164,278
Cash and cash equivalents	26,173	26,173	42,107	42,107
Restricted cash	71,573	71,573	65,167	65,167
Liabilities
Notes payable	$50,000	$50,000	$50,000	$50,000
Subordinated debt	78,549	81,753	78,529	83,235

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
3.
Fair Value Measurements (continued)

The following table summarizes fair value measurements by level at March 31, 2022 and December 31, 2021 for assets and liabilities measured at fair value on a recurring basis (in thousands):
	Level 1	Level 2	Level 3	Total
March 31, 2022
Fixed maturity securities, available for sale:
U.S. government securities	$45,041	$—	$—	$45,041
Corporate securities and miscellaneous	—	149,850	—	149,850
Municipal securities	—	54,307	—	54,307
Residential mortgage-backed securities	—	94,426	—	94,426
Commercial mortgage-backed securities	—	15,766	—	15,766
Asset-backed securities	—	79,362	—	79,362
Total fixed maturity securities, available for sale	45,041	393,711	—	438,752
Common stocks:
Consumer discretionary	1,700	—	—	1,700
Consumer staples	12,147	—	—	12,147
Energy	3,396	—	—	3,396
Finance	26,489	—	—	26,489
Industrial	8,747	—	—	8,747
Information technology	1,949	—	—	1,949
Materials	2,782	—	—	2,782
Other	990	—	—	990
Total common stocks	58,200	—	—	58,200
Preferred stocks:
Finance	—	16,853	—	16,853
Other	—	1,566	—	1,566
Total preferred stocks	—	18,419	—	18,419
Mutual funds:
Fixed income	5,264	—	—	5,264
Equity	44,570	—	—	44,570
Commodity	628	—	—	628
Total mutual funds	50,462	—	—	50,462
Total equity securities	108,662	18,419	—	127,081
Short-term investments	202,909	—	—	202,909
Total assets measured at fair value	$356,612	$412,130	$—	$768,742

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
3.
Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total
December 31, 2021
Fixed maturity securities, available for sale:
U.S. government securities	$49,263	$—	$—	$49,263
Corporate securities and miscellaneous	—	154,163	—	154,163
Municipal securities	—	56,942	—	56,942
Residential mortgage-backed securities	—	103,735	—	103,735
Commercial mortgage-backed securities	—	14,484	—	14,484
Asset-backed securities	—	79,764	—	79,764
Total fixed maturity securities, available for sale	49,263	409,088	—	458,351
Common stocks:
Consumer discretionary	2,102	—	—	2,102
Consumer staples	13,643	—	—	13,643
Energy	2,781	—	—	2,781
Finance	24,657	—	—	24,657
Industrial	8,806	—	—	8,806
Information technology	2,408	—	—	2,408
Materials	3,160	—	—	3,160
Other	868	—	—	868
Total common stocks	58,425	—	—	58,425
Preferred stocks:
Finance	—	17,018	—	17,018
Other	—	1,148	—	1,148
Total preferred stocks	—	18,166	—	18,166
Mutual funds:
Fixed income	5,374	—	—	5,374
Equity	35,471	—	—	35,471
Commodity	535	—	—	535
Total mutual funds	41,380	—	—	41,380
Total equity securities	99,805	18,166	—	117,971
Short-term investments	164,278	—	—	164,278
Total assets measured at fair value	$313,346	$427,254	$—	$74,600
We measure certain assets, including investments in indirect loans and loan collateral, equity method investments and other invested assets, at fair value on a nonrecurring basis only when they are deemed to be other-than-temporarily-impaired.
In addition to the preceding disclosures on assets and liabilities recorded at fair value in the consolidated balance sheets, we are also required to disclose the fair values of certain other financial instruments for which it is practicable to estimate fair value. Estimated fair value amounts, defined as the quoted market price of a financial instrument, have been determined using available market information and other appropriate valuation methodologies. However, considerable judgements are required in developing the estimates of fair

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
3.
Fair Value Measurements (continued)

value where quoted market prices are not available. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimating methodologies may have an effect on the estimated fair value amounts.
We used the following methods and assumptions in estimating the fair value disclosures of other financial instruments:
Fixed maturity securities, held to maturity: Fixed maturity securities, held to maturity consists of senior and junior notes with target rates of return. We determined the fair value of these instruments using the income approach utilizing inputs that are unobservable (Level 3).
Mortgage loans: Mortgage loans have fixed interest rates and are collateralized by real property. We determine the fair value of mortgage loans using the income approach utilizing inputs that are unobservable (Level 3).
Notes payable: The carrying value approximates the estimated fair value for notes payable as the notes payable accrue interest at current market rates plus a spread. We determine the fair value using the income approach utilizing inputs that are observable (Level 2).
Subordinated debt: Subordinated debt consists of two debt instruments, the Junior Subordinated Interest Debentures, due September 15, 2036, and Unsecured Subordinated Notes, due May 24, 2039. The carrying value of the Junior Subordinated Interest Debentures approximates the estimated fair value as the instrument accrues interest at current market rates plus a spread. Unsecured Subordinated Notes have a fixed interest rate. We determine the fair value of these instruments using the income approach utilizing inputs that are observable (Level 2).
Other financial instruments qualify as insurance-related products and are specifically exempted from fair value disclosure requirements.
4.
Mortgage Loans

During 2016, we began investing in a Separately Managed Account (“SMA1”), managed by Arena Investors, LP (“Arena”), which is affiliated with The Westaim Corporation (“Westaim”) who, through Westaim HIIG LP (a limited partnership controlled by Westaim), is our largest shareholder. During 2017, we began investing in a second Separately Managed Account (“SMA2”), managed by Arena. As of March 31, 2022 and December 31, 2021, we held direct investments in mortgage loans from various creditors through SMA1 and SMA2.
Our mortgage loan portfolios are primarily senior loans on real estate across the U.S. The loans earn interest at fixed rates, mature in five months to three years from loan origination and the principal amounts of the loans range between 55% to 80% property’s appraised value at the time the loans were made. Mortgage loan participations are carried at cost adjusted for unamortized: premiums, discounts and loan fees.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
4.
Mortgage Loans (continued)

The carrying value of our mortgage loans as of March 31, 2022 and December 31, 2021 are as follows (in thousands):
	March 31, 2022	December 31, 2021
Retail	$10,622	$10,593
Industrial	6,306	6,314
Commercial	6,304	6,298
Multi-Family	6,773	3,296
Office	4,850	1,691
Hospitality	3,092	1,339
Total	$37,947	$29,531
The gross investment income for the three months ended March 31, 2022 and 2021 are as follows (in thousands):
	March 31, 2022	March 31, 2021
Retail	$359	$—
Commercial	210	—
Multi-Family	69	52
Office	166	—
Land	—	50
Hospitality	14	44
Total	$818	$146
The uncollectable amounts on loans, on an individual loan basis, are determined based upon consultations and advice from the Company’s specialized investment manager and consideration of any adverse situations that could affect the borrower’s ability to repay, the estimated value of underlying collateral, and other relevant factors. When an amount is determined to be uncollectable, we directly write off the uncollectable amount in the period it was determined to be uncollectable. For the three months ended March 31, 2022 and 2021, we had no write-off for uncollectable amounts.
As of March 31, 2022 and December 31, 2021, approximately $11.7 million and $10.8 million of mortgage loans, respectively, were in the process of foreclosure. The carrying value of the mortgage loans in foreclosure approximates the fair value of the collateral less costs to sell.
5.
Other long-term investments

Equity Method Investments
Our ownership interests in most of our equity method investments ranges from approximately from 3% to less than 50% where we have significance influence but not control. We own 100% of the limited partner interests in Universa Black Swan LP; however, we do not have the power to direct the activities of Universa Black Swan LP and we do not consolidate the entity.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
5.
Other long-term investments (continued)

The carrying value of equity method investments as of March 31, 2022 and December 31, 2021 is as follows (in thousands):
	March 31, 2022	December 31, 2021
Dowling Capital Partners LP units	$1,976	$2,416
RISCOM	3,384	3,366
Arena Special Opportunities Fund, LP units	44,143	41,763
Arena Rated Product LP units	11,809	5,692
Hudson Ventures Fund 2 LP units	2,723	1,913
Universa Black Swan LP units	3,861	4,354
JVM Funds LLC units	23,814	24,000
Total	$91,710	$83,504
Net investment income from equity method investments for the three months ended March 31, 2022 and 2021 is summarized as follows (in thousands):
	March 31, 2022	March 31, 2021
Net investment income
Dowling Capital Partners LP units	$514	$42
RISCOM	18	(115)
Arena Special Opportunities Fund, LP units	2,804	1,598
Arena Rated Product LP units	6,117	2,208
JVM Funds LLC	186	—
Hudson Ventures Fund 2 LP units	64	—
Universa Black Swan LP units	(493)	—
Total	$9,210	$3,733
The unfunded commitment of equity method investments as of March 31, 2022 and December 31, 2021 is as follows (in thousands):
	March 31, 2022	December 31, 2021
Dowling Capital Partners LP units	$386	$368
Arena Rated Product LP units	—	—
Hudson Ventures Fund 2 LP units	2,317	3,063
Total	$2,703	$3,431
The difference between the cost of an investment and our proportionate share of the underlying equity in net assets is allocated to the various assets and liabilities of the equity method investment. We amortize the difference in net assets over the same useful life of a similar asset as the underlying equity method investment. For RISCOM, a similar asset would be agent relationships, which we amortize over a 15 year useful life and we amortize the difference in net assets of RISCOM over 15 years.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
5.
Other long-term investments (continued)

The following table summarizes our recorded investment compared to our share of underlying equity as of March 31, 2022 and December 31, 2021 (in thousands):
	Underlying Equity	Difference	Recorded Investment Balance
March 31, 2022
RISCOM	$1,456	$1,928	$3,384
	Underlying Equity	Difference	Recorded Investment Balance
December 31, 2021
RISCOM	$1,378	$1,988	$3,366
Investment in Bank Holding Companies
Beginning in 2017 and through 2018, we acquired a $2.0 million investment in Captex Bancshares, a Texas bank holding company. Our assessment of our ownership percentage and influence through one of our employees on the Board of Directors of Captex Bankshares indicates that we do not have significant influence over the investee. We carry our investment in Captex Bancshares at cost, less impairment or observable changes in price. We review these investments for impairment or observable changes in price during each reporting period. There were no impairments or observable changes in price during the three months ended March 31, 2022 and 2021.
During the first quarter of 2020, we acquired a $2.0 million investment in Gulf Capital, a Texas bank holding company. Our assessment of our ownership percentage indicates that we do not have significant influence over the investee. During the fourth quarter of 2020 we sold approximately $1.8 million of shares to other owners of Gulf Capital at cost. We carry our investment in Gulf Capital at cost, less impairment or observable changes in price. There were no impairments or observable changes in price during the three months ended March 31, 2022 and 2021.
Investment in Indirect Loans and Loan Collateral
As of March 31, 2022 and December 31, 2021, we held indirect investments in collateralized loans and loan collateral through SMA1 and SMA2. The carrying value and unfunded commitment of the SMA1 and SMA2 as of March 31, 2022 and December 31, 2021 is as follows (in thousands):
	Carrying Value	Unfunded Commitment
March 31, 2022
SMA1	$36,057	$—
SMA2	9,485	6,591
Total	$45,542	$6,591

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
5.
Other long-term investments (continued)

	Carrying Value	Unfunded Commitment
December 31, 2021
SMA1	$33,100	$—
SMA2	10,855	16,563
Total	$43,955	$16,563
See Note 6 for $1.8 million of common stock acquired from an entity providing our subordinated debt.
6.
Subordinated Debt

The following table summarizes our subordinated debt as of March 31, 2022 and December 31, 2021 (in thousands).
	March 31, 2022	December 31, 2021
Junior Subordinated Interest Debentures, due September 15, 2036, interest payable quarterly
Principal	$59,794)	$59,794
Less: debt issuance costs	(693)	(705)
Unsecured Subordinated Notes, due May 24, 2039, interest payable quarterly
Principal	20,000	20,000
Less: debt issuance costs	(552)	(560)
Subordinated debt, net of debt issuance costs	$78,549	$78,529
In May 2019, the Company entered into an agreement to issue unsecured subordinated notes (the “Notes”) with an aggregate principal amount of $20.0 million. Interest on the Notes is fixed at 7.25% for the first 8 years and fixed at 8.25% thereafter. Early retirement of the debt ahead of 8 year commitment requires all interest payments to be paid in full as well as the return of outstanding principal. Principal is due at maturity on May 24, 2039 and interest is payable quarterly. The Notes have junior priority to all previously issued debt. We report the debt related to the Notes in our March 31, 2022 and December 31, 2021 consolidated balance sheets, net of debt issuance costs of approximately $0.6 million. These deferred financing costs are presented as a direct deduction from the carrying amount of the subordinated debt.
On August 2, 2006, Delos Capital Trust n/k/a HIIG Capital Trust I (the “Trust”), a Delaware statutory trust, issued $58.0 million of fixed/floating rate capital securities guaranteed by us. The Trust also issued us $1.8 million of common stock, classified within other invested assets. We have not consolidated the Trust that issued the capital securities, as it does not meet the criteria for consolidation and we do not have significant influence over the investee. We carry our investment in the common stock of the Trust at cost. There were no impairments or observable changes in price during the three months ended March 31, 2022 and 2021.
The sole asset of the Trust consists of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures (the “Debentures”) with a principal amount of $59.8 million issued by us. The Debentures are an unsecured obligation, are redeemable on or after September 15, 2011, and have a maturity date of September 15, 2036. Interest on the Debentures is payable quarterly at an annual rate based on the three-month LIBOR (0.21% at December 31, 2021) plus 3.4%. We reflect the debt related to the Debentures in our March 31, 2022 and December 31, 2021 consolidated balance sheets, net of debt issuance costs of approximately $0.7 million. These deferred financing costs are presented as a direct deduction from the carrying amount of the subordinated debt.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
7.
Notes Payable

The following table summarizes our notes payable as of March 31, 2022 and December 31, 2021 (in thousands).
	March 31, 2022	December 31, 2021
Term loan, due December 31, 2024, interest payable quarterly	$50,000	$50,000
Revolving line of credit, due December 31, 2024, interest payable quarterly	—	—
Notes payable	$50,000	$50,000
The interest rate on the $50.0 million term loan is the lesser of the one-month LIBOR (0.10% on December 31, 2021) plus the Applicable Margin, which is defined as 1.65%, or the highest lawful rate. Interest-only payments are due and payable on a quarterly basis through December 31, 2024. The entire principal balance of the $50.0 million term loan is due December 31, 2024. Interest payments on the term loan were $0.2 million for the three months ended March 31, 2022 and 2021.
The interest rate on the $50.0 million revolving line of credit is the lesser of the prime rate, as published by the Wall Street Journal, or the one-month LIBOR (0.10% on December 31, 2021) plus the Applicable Margin, which is defined as the lesser of 1.65%, or the highest lawful rate. The revolving promissory note includes a fee of 0.25% on the unused portion. Interest-only payments are due and payable on a quarterly basis through December 31, 2024. The entire principal balance of the $50.0 million revolving line of credit is due December 31, 2024. Interest payments on the revolving line of credit were $0.0 million for the three months ended March 31, 2022 and 2021. Subject to lender approval, we have a right to increase the capacity to $75.0 million.
The indebtedness is collateralized by a perfected first priority security interest in all of the assets of SSIG and SUA and the outstanding capital stock of HSIC.
Our credit agreement includes financial covenants that require the Company maintain minimum surplus and risk based capital on HSIC, minimum net worth, and a minimum fixed charge coverage ratio as well as other customary covenants and events of default. As of March 31, 2022, the Company was in compliance with all covenants in our credit agreement.
8.
Stockholders’ Equity

Conversion feature
On April 24, 2020 the Company closed a private preferred share rights offering. Existing holders of common stock were given the right to subscribe for shares, on a pro rata basis, of Series A Convertible Preferred Stock (the “Preferred Shares”) with a face value of $50.00 per share. The Preferred Shares provide the holder the option at any time to convert the Preferred Shares into common stock based on the Option Conversion Rate. The initial Option Conversion rate allowed the holder of the Preferred Shares the right to convert into common stock based on a conversion price equal to $1.74 per common share. In accordance with the terms of the Preferred Shares, the Option Conversion Rate was adjusted upon the completion of the audit of the financial statements as of and for the year ended December 31, 2021. The adjustments to the Option Conversion Rate consisted of adjustments for: (i) the after-tax cost of the loss portfolio transfer, a retroactive reinsurance agreement we entered into during the second quarter of 2020 (“LPT”); (ii) the after-tax impact of any co-participation expense related to the LPT; (iii) the development of losses and LAE reserves subject to but in excess of limits on the LPT; and (iv) the after-tax impact of development on losses and LAE reserves not subject to the LPT subsequent to December 31, 2019. As of March 31, 2022 and December 31, 2021 the Option Conversion Rate allowed the holder of the Preferred Shares the right to convert into common stock based on a conversion price equal to $1.51 per common share.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
8.
Stockholders’ Equity (continued)

As of March 31, 2022 and December 31, 2021, the 1,970,124 outstanding Preferred Shares could be converted into 65,235,876 common shares after the final adjustment to the Option Conversion Rate. The Option Conversion Rate will not be updated subsequent to December 31, 2021. As of March 31, 2022 and December 31, 2021 we have the ability to settle in common shares and the Preferred Shares were classified within Stockholders’ Equity.
The Preferred Shares are subject to mandatory conversion upon a defined change of control transaction or the closing of an initial public offering at the Mandatory Conversion Rate. The Mandatory Conversion Rate is similar to the Option Conversion Rate but is adjusted for the after-tax impact of any co-participation expense related to the LPT, the development of losses and LAE reserves in excess of limits on the LPT and the after-tax impact of development on losses and LAE reserves not subject to the LPT on the final day of the last quarter-end prior to when a defined change of control transaction or closing of an initial public offering occurs. As of December 31, 2021, the Mandatory Conversion Rate allowed the holder of the Preferred Shares the right to convert into common stock based on a conversion price equal to $1.51 per common share.
Preference
The Preferred Shares have preference in liquidation over common stock in the amount of the face value of $50.00 per share and any declared but unpaid dividends to related common shares at the applicable conversion rate.
9.
Income Taxes

The Company reported income tax expense of $4.3 million and $4.0 million for the three months ended March 31, 2022 and 2021, respectively. The effective tax rates for the three months ended March 31, 2022 and 2021 were 20.7 percent and 21.0 percent, respectively. The effective tax rate is reduced from the statutory rate of 21 percent due to beneficial adjustments for tax-exempt income and dividends-received deduction.
We paid no income taxes, during the three months ended March 31, 2022 and 2021, which are available for recoupment in the event of future losses.
As of March 31, 2022, there were no material uncertain tax positions. Management believes it is more likely-than-not that the total amounts will not significantly increase or decrease within twelve months of the reporting date. We classify all interest and penalties related to tax contingencies as income tax expense. As of March 31, 2022 and December 31, 2021, there was no accrued interest recorded as an income tax liability.
Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. We review our deferred tax assets regularly for recoverability. At March 31, 2022 and December 31, 2021, we provide a valuation allowance against deferred tax assets when it is more likely-than-not that some portion, or all, of deferred tax assets will not be realized.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
10.
Losses and Loss Adjustment Expenses

A reconciliation of unpaid losses and loss adjustment expenses as reported in the consolidated balance sheet as of and for the three months ended March 31, 2022 and 2021 are as follows (in thousands):
	March 31, 2022	March 31, 2021
Reserves for losses and LAE, beginning of period	$979,549	$856,780
Less: reinsurance recoverable on unpaid claims, beginning of period	(381,338)	(375,178)
Reserves for losses and LAE, beginning of period, net of reinsurance	598,211	481,602
Incurred, net of reinsurance, related to:
Current period	89,989	81,020
Prior years	—	—
Total incurred, net of reinsurance	89,989	81,020
Paid, net of reinsurance, related to:
Current period	10,605	9,808
Prior years	62,959	46,445
Total paid	73,564	56,253
Net reserves for losses and LAE, end of period	614,636	506,369
Plus: reinsurance recoverable on unpaid claims, end of period	385,146	375,178
Reserves for losses and LAE, end of period	$999,782	$881,547

11.
Commission and Fee Income

Skyward Underwriters Agency, Inc. (“SUA”), a subsidiary of the Company, is a managing general insurance agent and reinsurance broker for property and casualty and accident and health risks in specialty niche markets. Commission and fee income is primarily generated from SUA for the placement of insurance policies on either a 3rd party insurance or reinsurance company. Our disaggregated revenues from contracts with customers for the three months ended March 31, 2022 and 2021 are as follows (in thousands):
	March 31, 2022	March 31, 2021
SUA commission revenue	$624	$205
SUA fee income	(159)	334
Other	(235)	148
Total commission and fee income	$230	$687
Our contract assets from commission and fee income as of March 31, 2022 and December 31, 2021 are as follows (in thousands):
	March 31, 2022	December 31, 2021
Contract asset	$777	$1,209

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
12.
Underwriting, Acquisition and Insurance Expenses

Underwriting, acquisition and insurance expense consists of the following for the three months ended March 31, 2022 and 2021 (in thousands):
	March 31, 2022	March 31, 2021
Amortization of policy acquisition costs	$13,421	$9,908
Other operating and general expenses	27,113	21,122
Total underwriting, acquisition and insurance expenses	$40,534	$31,030

13.
Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The reinsurance agreements provide us with increased capacity to write larger risks and maintain our exposure to loss within our capital resources. We remain obligated for amounts ceded in the event that the reinsurers do not meet their obligations.
The effects of reinsurance on premiums written and earned for the three months ended March 31, 2022 and 2021 are as follows (in thousands):
	March 31, 2022		March 31, 2021
	Written	Earned	Written	Earned
Direct premiums	$248,635	$222,637	$210,563	$198,095
Assumed premiums	34,007	26,595	27,286	25,363
Ceded premiums	(147,241)	(107,506)	(123,080)	(106,263)
Net premiums	$135,401	$141,726	$114,769	$117,195
Ceded losses and LAE incurred		$61,527		$51,728
Reinsurance recoverables on unpaid losses and loss adjustment expense reserves ceded at March 31, 2022 and December 31, 2021 were approximately $385.1 million and $381.3 million, respectively. Reinsurance recoverables on paid losses and loss adjustment expense ceded at March 31, 2022 and December 31, 2021 were approximately $94.5 million and $90.8 million, respectively. Reinsurance recoverables related to the LPT at March 31, 2022 and December 31, 2021 were approximately $64.2 million. Ceded unearned premiums at March 31, 2022 and December 31, 2021 were approximately $177.7 million and $138.0 million, respectively.
We have entered into agreements with several of our reinsurers, whereby the reinsurer established funded trust accounts with the Company as the sole beneficiary. These trust accounts provide us additional security to collect claim recoverables under reinsurance contracts, we do not carry these on the balance sheet as we will only have custody over these accounts upon the failure of the reinsurer to pay amounts due. At March 31, 2022 and December 31, 2021, the market value of these accounts was approximately $132.5 million and $131.2 million. The agreements provide that, as was customary in the past, the reinsurer will continue claim payment reimbursements without disturbing the trust balances. The trust amount will be adjusted periodically, by mutual agreement, based on loss reserve recoverables.
Certain ceded reinsurance contracts that transfer only significant timing risk and do not transfer sufficient underwriting risk are accounted for using the deposit method of accounting. Our deposit asset as of March 31, 2022 and December 31, 2021 was approximately $43.5 million and $45.0 million, respectively, which was included in other assets on the balance sheet.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
14.
Stock Based Compensation

Legacy Programs
We granted common stock to our employees and non-employee directors under our Stock Purchase Program and Equity Incentive Program (the “Legacy Programs”). The Legacy Programs were active during the three months ended March 31, 2021 and allowed key employees to purchase our common stock at a price based on fair value of the Company at the end of the quarter in which the employee commits to the purchase. We then match all purchases with stock grants. The programs required an initial cash payment of at least 30% of the committed fair value of the purchase with any remaining commitment recorded as a note receivable to the Company which is included in Stockholders’ Equity. Grants awarded vest after two conditions are met (i) the employee has worked for us for three years after the grant and (ii) cash payments are made for stock purchases. All grants awarded under the Legacy Programs vest over a three-year service period and are expensed on a pro rata basis over the service period.
Under the Legacy Programs, we sold 253,498 shares of our common stock during the three months ended March 31, 2021. In accordance with the plan, we granted a match of 253,498 shares of our common stock during the three months ended March 31, 2021. During the three months ended March 31, 2021, members of the Board of Directors were awarded 192,390 common shares with a service period of between 0 to 3 years.
Under the Legacy Programs, the Company offered employees the option to finance up to 70% of the purchased shares with a stock note receivable. These stock notes receivables are recorded as a reduction to Stockholders’ Equity. As of March 31, 2022 and December 31, 2021 stock notes receivable related to these programs totaled $0.6 million and $1.6 million, respectively. The stock notes receivable bear interest at a rate ranging from 0.95% to 2.80%, based on the Internal Revenue Service applicable federal rates.
During the three months ended March 31, 2021, several employees who previously received common stock awards under the Legacy Programs notified the Company that they would not be repaying the remaining balance on their stock notes receivable. Under the terms of the Legacy Programs, the employees would return their common shares financed by the remaining stock note balance and forfeit the same number of award shares. During the three months ended March 31, 2021, 66,829 common shares financed and awarded were returned and forfeited. The return of the 33,414 financed shares resulted in the cancellation of $0.3 million in stock notes for the three months ended March 31, 2021. Forfeitures of the 33,414 award shares resulted in the reversal of previously recognized stock compensation expense of $0.3 million for the three months ended March 31, 2021.
Long Term Incentive Plan
In December 2020, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) approved a new Long Term Incentive Plan (the “LTIP”). The LTIP provides for the granting of restricted stock, restricted stock units, performance share awards, as well as cash-based performance awards, to select employees and non-employee directors of the Company. Awards with a market or performance condition will be issued in shares at the end of the requisite service period in an amount that varies based on satisfaction of market or performance condition targets during the requisite service period.
During the three months ended March 31, 2022 and 2021, under the LTIP the Compensation Committee approved 766,771 and 848,164 shares of common stock, respectively. During the three months ended March 31, 2022, members of the Board of Directors were awarded 60,790 common shares with a service period of 1 year. The shares granted during the three months ended March 31, 2022 and 2021 were valued at approximately $2.5 million based on the grant date fair value.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
14.
Stock Based Compensation (continued)

A summary of the equity awards, target payout ranges based on meeting award conditions and authorized target common shares for the three months ended March 31, 2022 and 2021 are as follows:
	March 31, 2022
Award type	Award Target Payout Range	Requisite Service Period	Authorized Target Common Shares
Market condition awards	0% – 150%	3 years	113,981
Performance condition awards	0% – 150%	3 years	104,859
Restricted share and stock unit awards	N/A	1 to 3 years	547,931
			766,771
	March 31, 2021
Award type	Award Target Payout Range	Requisite Service Period	Authorized Target Common Shares
Market condition awards	0% – 150%	3 years	185,897
Performance condition awards	0% – 150%	3 years	118,014
Restricted stock units	N/A	3 years	544,253
			848,164
Summary of Legacy Programs and Long Term Incentive Plan
A summary of the status of our non-vested common stock awards from the Legacy Programs and the LTIP as of and for the three months ended March 31, 2022 and 2021, is presented below:
	Weighted-Average Grant-Date Fair Value	Number of Common Shares
Non-vested at January 1, 2022	$3.31	1,502,602
Granted	3.29	766,771
Vested	3.12	(223,406)
Non-vested at March 31, 2022	$3.32	2,045,967
Non-vested at January 1, 2021	$4.87	338,685
Granted	2.98	1,294,052
Vested	4.60	(5,178)
Forfeited	4.75	(66,829)
Non-vested at March 31, 2021	$3.31	1,560,730
As of March 31, 2022 the total unrecognized compensation cost related to non-vested, share-based compensation awards was $4.5 million and the weighted average period over which that cost is expected to be recognized is 2.1 years.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
14.
Stock Based Compensation (continued)

Stock-based compensation expense (income) for the three months ended March 31, 2022 and 2021 is summarized as follows (in thousands):
	March 31, 2022	March 31, 2021
Stock-based compensation expense (income)
Stock-based compensation expense	$502	$271
Forfeitures	—	(317)
Total	$502	$(45)

15.
Earnings Per Share

The following table presents a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations contained in the period-ended consolidated financial statements in thousands, except for share and per share amounts.
	March 31, 2022	March 31, 2021
Numerator
Net income	$16,311	$14,920
Less: undistributed income allocated to participating Securities	(7,829)	(7,224)
Net income attributable to common shareholders (numerator for basic earnings per share)	8,482	7,696
Add back: undistributed income allocated to participating securities	7,829	7,224
Net income (numerator for diluted earnings per share under the two class method)	$16,311	$14,920
Denominator
Basic weighted-average common shares	65,400,219	64,830,064
Unvested common shares	—	4,534
Preferred shares (if converted method)	60,370,341	60,856,952
Contingently issuable instruments (treasury stock method)	2,856,741	2,534,707
Market condition awards (contingently issuable)	161,841	185,898
Performance awards (contingently issuable)	129,463	94,411
Restricted stock units (treasury stock method)	730,857	544,253
Diluted weighted-average common share equivalents	129,649,462	129,050,819
Basic earnings per share	$0.13	$0.12
Diluted earnings per share	$0.13	$0.12
Our Common and Preferred Shares financed by stock notes are contingently issuable instruments where the holder must return, all or part of, the shares if the stock notes are not paid off. The following table presents common share equivalents of contingently issuable instruments that were excluded from basic earnings per share for the three months ended March 31, 2022 and 2021, in shares.

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
15.
Earnings Per Share (continued)

	March 31, 2022	March 31, 2021
Common shares	734,415	866,986
Preferred Shares, if converted	4,865,558	5,192,705
Total	5,599,973	6,059,691
The impact of the contingently issuable instruments on diluted earnings per share was calculated using the treasury stock method and included in the reconciliation of the denominator of the basic and diluted earnings per share computations for the three months ended March 31, 2022 and 2021.
16.
Related Party Transactions

Westaim
In 2014 and continuing through 2015, Westaim HIIG LP acquired a majority of our common stock. As of March 31, 2022 and December 31, 2021, Westaim HIIG LP owns 71.0% of our common stock. The changes in Westaim HIIG LP’s ownership percentage were due to transactions related to our stock-based compensation programs.
In 2015, we purchased 3,076,924 shares of Westaim common stock for $8.4 million. Our investment in Westaim is included in equity securities in the consolidated balance sheet as of March 31, 2022 and December 31, 2021. The unrealized loss on this investment is $1.9 million and $2.0 million as of March 31, 2022 and December 31, 2021, respectively.
On April 24, 2020, Westaim HIIG LP affiliates participated in our preferred share rights offering and purchased $68.6 million of Preferred Shares in exchange for $68.1 million of cash and $0.5 million of stock notes. Within this group, Westaim purchased $44.0 million of Preferred Shares in exchange for $44.0 million of cash. As of March 31, 2022 and December 31, 2021, Westaim owns 44.7% of our preferred stock.
Westaim performs consulting and certain other services for us pursuant to an agreement (the “Management Services Agreement”). Pursuant to the Management Services Agreement, we are required to pay Westaim $0.5 million a year plus expenses. The agreement will be effective until the termination date. The termination date is the earliest of (a) the date on which Westaim HIIG LP owns less than 8% of the number of shares outstanding, (b) the date on which the Company’s initial public offering is consummated, or (c) the date upon which a change in control occurs. Pursuant to the current Management Services Agreement, we incurred expenses approximately $0.1million for the three months ended March 31, 2022 and 2021 related to services provided by Westaim.
RISCOM
During 2016, we entered into an agency agreement with RISCOM, in which we hold a 20% ownership interest, for wholesale brokerage services in addition to the already existing managing general agency agreement between the parties.
Net earned premium and gross commission expense related to these agreements for the three months ended March 31, 2022 and 2021 is summarized as follows (in thousands):
	March 31, 2022	March 31, 2021
Net earned premium	$21,018	$18,107
Gross commission expense	7,348	5,635

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
16.
Related Party Transactions (continued)

Premiums receivable as of March 31, 2022 and December 31, 2021 is as follows (in thousands):
	March 31, 2022	December 31, 2021
Premiums receivable	$15,666	$11,334
Reinsurance
We have reinsurance agreements with Everest Re, an affiliate of Mt. Whitney Securities, LLC, a limited partner of Westaim HIIG LP and holder of Preferred Shares. We recorded $19.6 million and $28.8 million of reinsurance premiums ceded during the three months ended March 31, 2022 and 2021, respectively, related to the agreement. Reinsurance recoverable from Everest Re, net of premium payables, was $180.7 million and $168.8 million, respectively, as of March 31, 2022 and December 31, 2021.
Arena
During the first quarter of 2022, we began investing in multiple investment products issued by Arena Special Opportunities Partners (Feeder) II, LP (“Arena SOP II”), managed by Arena, which is affiliated with Westaim. The investment products include senior and junior notes issued by the Arena SOP II to raise capital from limited partners to fund purchases of investments. The return on the investments is used to pay interest on the senior and junior notes based on target returns of each class. The senior and junior notes are debt securities classified as held to maturity and presented on the balance sheet within fixed maturity securities, held to maturity. As of March 31, 2022 we invested $1.6 million in the senior and junior notes.
During the second quarter of 2021, we began investing in an asset-backed securities investment account managed by Arena. The asset-backed securities are within fixed maturity securities, available for sale on the consolidated balance sheet. As of March 31, 2022 we have an unfunded commitment of $0.6 million.
Other
During the three months ended March 31, 2022 and 2021, we paid approximately $0.7 million and $1.6 million, respectively, of advisory and professional services fees and expense reimbursements to various affiliated shareholders and directors.
See Note 4 and 5 for investments involving affiliated companies and additional related party transactions.
17.
Commitments and Contingencies

Litigation
We are named as a defendant in various legal actions arising from claims made under insurance policies and contracts. Those actions are considered by us in estimating the losses and loss adjustment expense reserves. Also, from time to time, we are a defendant in various legal actions that relate to bad faith claims, disputes with third parties or that involve alleged errors and omissions. We record accruals for these items to the extent the losses are probable and reasonably estimable. Although the ultimate outcome of these matters cannot be determined at this time, based on present information, the availability of insurance coverage and advice received from outside legal counsel, our management believes the resolution of any such matters will not, individually or in the aggregate, have a material adverse effect on our Consolidated Balance Sheets, Consolidated Statements of Operations or Consolidated Statements of Cash Flows. During the three months ended March 31, 2022 and 2021, we recorded no provision for various contingencies.
Indemnification
In conjunction with the sale of business assets and subsidiaries, we have provided indemnifications to certain of the buyers. Certain indemnifications cover typical representations and warranties related to the

SKYWARD SPECIALTY INSURANCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
17.
Commitments and Contingencies (continued)

responsibilities to perform under the sales contracts. The amount of potential exposure covered by the indemnifications is difficult to determine because the indemnifications cover a variety of matters, operations and scenarios. Certain of these indemnifications have no time limit. At this time, we do not have reason to believe any such significant claims exist.
Guarantee as part of the Sale of Boston Indemnity Company
In conjunction with the sale of Boston Indemnity Company on October 4, 2021, the Company guaranteed the obligations of GMIC under the sale agreement and the reinsurance agreement of the business ceded to GMIC by BIC.
18.
Subsequent Events

During April of 2022, holders of common stock and Preferred Shares financed by stock notes repaid approximately $1.9 million of stock notes receivable. The repayment of the stock notes provided substantial evidence of the intent and ability to pay the stock note receivable in a short time from March 31, 2022. Therefore, we reclassified $1.9 million of stock notes receivable into other assets as of March 31, 2022.
On April 22, 2022, an employee and a holder of common stock and Preferred Shares who paid approximately $1.9 million of stock notes receivable during April of 2022, entered into an agreement with the Company that should the Company not complete an initial public offering by December 31, 2022, the Company would return his $1.9 million payment in exchange for a $1.9 million of stock notes receivable.

           Shares
SKYWARD SPECIALTY INSURANCE GROUP, INC.
Common Stock
Barclays	Keefe, Bruyette & Woods A Stifel Company
Through and including           (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by Skyward Specialty Insurance Group, Inc. (the “Registrant”), incurred or to be incurred in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. The Registrant’s amended and restated certificate of incorporation that will be in effect upon the closing of this offering permits the Registrant to indemnify its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.
The Registrant has entered into indemnification agreements with its directors and officers, whereby it have agreed to indemnify its directors and officers to the fullest extent permitted by law, subject to certain exceptions, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of the Registrant, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of the Registrant. At present, there is no pending litigation or proceeding involving a director or officer of the Registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
The Registrant maintains insurance policies that indemnify its directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.
The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the Registrant, its officers and directors and the selling stockholders for certain liabilities arising under the Securities Act or otherwise.
ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.
Since January 1, 2019, the Registrant has issued the following unregistered securities:
(a)   Sale of Series A Preferred Stock
In April 2020, the Registrant entered into a series of subscription agreements, pursuant to which it issued and sold an aggregate of 200,000 shares of its Series A convertible preferred stock at a price per share of $50.00, for an aggregate purchase price of approximately $100 million.

No broker-dealers were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All holders of securities described above represented to the Registrant in connection with their purchase or issuance that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.
(b)   Grants of Stock Awards and Issuance of Shares
During the period beginning January 1, 2019 and ending December 31, 2021, pursuant to the Company’s 2016 Program, we issued 284,368 shares of restricted stock, along with granting 284,368 matched shares, at a weighted average price of $2.99 per share to certain employees. During the period beginning January 1, 2019 and ending December 31, 2021, pursuant to the Company’s 2020 Long-Term Incentive Plan, we granted 1,464,180 shares of restricted stock and restricted stock units at a weighted average price of $2.98 per share to certain employees and directors. During the period beginning January 1, 2019 and ending December 31, 2021, under the 2020 Rights Offering, we issued 2,000,000 preferred shares at a price of $50 per share to certain employees. During the period beginning January 1, 2019 and ending December 31, 2021, zero shares of common stock were issued upon the exercise of stock options.
The issuances of the securities described above were exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)   Exhibits.
Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1#	Amended and Restated Certificate of Incorporation, as currently in effect, with amendments.
3.2#	Amended and Restated Bylaws, as currently in effect.
3.3*	Amended and Restated Certificate of Incorporation, to be effective immediately prior to closing of this offering.
3.4*	Amended and Restated Bylaws, to be effective immediately prior to closing of this offering.
4.1#	Amended and Restated Stockholders’ Agreement, dated March 12, 2014, by and among the Registrant and the stockholders listed therein.
5.1*	Opinion of DLA Piper LLP (US).
10.1+#	Share Purchase and Award Agreement and form of agreements thereunder in use before 2016.
10.2+#	2016 Equity Incentive Program and form of award agreements thereunder.
10.3+#	2020 Long Term Incentive Plan and form of award agreements thereunder.
10.4+*	Skyward Specialty Insurance Group, Inc. 2022 Long-Term Incentive Plan and form of stock option agreement thereunder.
10.5+*	Skyward Specialty Insurance Group, Inc. 2022 Employee Stock Purchase Plan.
10.6+#	Form of Indemnification Agreement.

Exhibit Number	Exhibit Description
10.7+	Employment Agreement, dated May 22, 2020, by and between the Registrant and Andrew Robinson, with Amendment No. 1 dated January1, 2022.
10.8+#	Form of Promissory Note.
10.9#	Lease Agreement by and between Memorial City Towers, Ltd. and Southwest Insurance Partners, Inc., dated December 1, 2008, with Amendment No. 1, dated February 16, 2009, Lease Commencement Agreement, dated August 24, 2009, Supplemental Parking Agreement, dated September 24, 2009, Amendment No. 2, dated August 17, 2010, Supplemental Letter Agreement dated August 26, 2010, Supplemental Lease Commencement Agreement, dated November 8, 2010, Amendment No. 3, dated February 20, 2013, Supplemental Commencement Agreement, dated September 25, 2013, Amendment No. 4, dated April 21, 2015, Amendment No. 5, dated July 27, 2015, Supplemental Commencement Agreement, dated October 7, 2015, Supplemental Commencement Agreement, dated April 7, 2016, Amendment No. 6, dated May 9, 2016, Supplemental Commencement Agreement, dated February 24, 2017, Amendment No. 7, dated November 6, 2017, and Supplemental Commencement Agreement, dated October 3, 2018.
10.10#	Credit Agreement by and between Prosperity Bank and Houston International Insurance Group, Ltd., dated December 11, 2019.
10.11#	Management Services Agreement by and between Westaim HIIG GP Inc. and Houston International Insurance Group, Ltd., dated August 1, 2019.
10.12#	Surety Excess of Loss Reinsurance Contract by and among Everest Reinsurance Company, Houston Specialty Insurance Company, Imperium Insurance Company, Great Midwest Insurance Company, Oklahoma Specialty Insurance Company and Boston Indemnity Company, Inc., dated June 1, 2021.
10.13†#	Consulting Agreement by and between Stephen Way and Skyward Specialty Insurance Group, Inc., dated January 1, 2022.
10.14†	Loss Portfolio Transfer and Adverse Development Retrocession Agreement by and among R&Q Bermuda (SAC) Limited acting in respect of the HIIG Segregated Account, HIIG Re, Houston Specialty Insurance Company, Imperium Insurance Company, and Great Midwest Insurance Company, dated April 1, 2020.
10.15†	Investment Management Agreement by and among Arena Investors, LP, Houston Specialty Insurance Company, Imperium Insurance Company, and Great Midwest Insurance Company, dated January 13, 2016, with Supplemental Acknowledgement dated May 17, 2021, Amendment Agreement effective March 15, 2022, and Supplemental Acknowledgement dated March 23, 2022.
21.1#	List of Subsidiaries of the Registrant.
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page of this registration statement).

*
To be filed by amendment.

#
Previously filed.

+
Management contract or compensatory plan or arrangement.

†
Portions of this exhibit have been omitted for confidentiality purposes.

(b)
Financial Statement Schedules.   All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.   UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the           day of           , 2022.
Skyward Specialty Insurance Group, Inc.

By:
Andrew Robinson
Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Robinson, Mark Haushill and Leslie Shaunty, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution and full power to act without the other, for him or her and to act in his or her name, place and stead, in any and all capacities, to execute the Registration Statement on Form S-1 of Skyward Specialty Insurance Group, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated hereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Andrew Robinson	Chief Executive Officer and Director (Principal Executive Officer)	, 2022
Mark Haushill	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022
J. Cameron MacDonald	Director	, 2022
Robert Creager	Director	, 2022
James Hays	Director	, 2022
Robert Kittel	Director	, 2022